Filed Pursuant to Rule 424(b)(4)
Registration No. 333-260937
6,000,000 Shares

Rover Group, Inc.
Class A Common Stock
All of the shares of Class A Common Stock in the offering are being sold by the selling stockholders identified in this prospectus. Rover Group, Inc. (the “Company”) will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. However, we will pay certain expenses, other than underwriting discounts and commissions, incurred by the selling stockholders, as well as the reasonable fees and disbursements of one counsel for selling stockholders, except for certain per capita fees for selling stockholders who are not employees or directors who do not hold registration rights under the Investor Rights Agreement.
The Class A Common Stock is quoted on The Nasdaq Global Select Market under the symbol “ROVR.” The last reported sale price of the Class A Common Stock on November 18, 2021 was $11.08 per share.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
Investing in our Class A common stock involves risks. See the section titled "Risk Factors" beginning on page 11.

	Per Share	Total
Initial price to public	$10.00	$60,000,000
Underwriting discounts and commissions(1)	$0.425	$2,550,000
Proceeds, before expenses, to the selling stockholders	$9.575	$57,450,000
_______________
(1) See “Underwriting” beginning on page 175 for additional information regarding underwriting compensation.
To the extent that the underwriters sell more than 6,000,000 shares of Class A Common Stock, the underwriters have the option to purchase up to an additional 900,000  shares from selling stockholders affiliated with Madrona Venture Group and Menlo Ventures at the initial price to public less the underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares against payment in New York, New York on November 23, 2021.

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan
Stifel	William Blair	Canaccord Genuity

Prospectus dated     November 18,                 2021

You should rely only on the information contained in this prospectus or in any applicable prospectus supplement prepared by us or on our behalf. None of we, the selling stockholders, or any of the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of we, the selling stockholders, or any of the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
The Rover design logo and the Rover mark appearing in this prospectus are the property of Rover Group, Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.
Within this prospectus, we reference information and statistics regarding the travel and pet care industries. We have obtained this information and these statistics from various independent third-party sources, including independent industry publications, reports by market research firms and other independent sources, such as Euromonitor International Limited. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share
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within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. None of we, stockholders, or any of the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
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FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, references in this prospectus to (1) “Legacy Rover” refers to A Place for Rover, Inc., a Delaware corporation, prior to the Merger, (2) “Caravel” refers to Nebula Caravel Acquisition Corp., a Delaware corporation and our legal predecessor, prior to the Merger, and (3) “Rover,” the “Company,” “Registrant,” “we,” “us” and “our” refers to Rover Group, Inc., a Delaware corporation formerly known as Nebula Caravel Acquisition Corp., and where appropriate, our wholly owned subsidiaries.
In this document:
“Assignment Agreement” means that certain Assignment and Assumption Agreement by and among Caravel, the TWC Funds, and Broad Bay, dated as of July 26, 2021, pursuant to which Broad Bay purchased 1,000,000 shares of Class A Common Stock for a purchase price of $10.00 per share at Closing.
“Board” means the board of directors of Rover.
“Broad Bay” means BBCM Master Fund Ltd.
“Business Combination Agreement” means the Business Combination Agreement, dated as of February 10, 2021, by and among Caravel, Merger Sub and Legacy Rover.
“Caravel” refers to the former Nebula Caravel Acquisition Corp., now known as Rover Group, Inc., a Delaware corporation.
“Caravel IPO” means Caravel’s initial public offering of Units, consummated on December 11, 2020.
“Class A Common Stock” means the shares of Class A common stock of Rover Group, Inc., par value $0.0001 per share.
“Closing” means the consummation of the Merger, which occurred on July 30, 2021.
“Code” means the Internal Revenue Code of 1986, as amended.
“DGCL” means the Delaware General Corporation Law.
“Earnout Period” means the seven year period immediately following the closing of the Merger.
“Earnout Shares” means the total 19,734,183 shares of Class A Common Stock that may be issued upon the Class A Common Stock achieving certain share price milestones pursuant to the Business Combination Agreement (including the 17,540,964 earnout shares that were issued to Legacy Rover stockholders in October 2021 and the 2,192,687 shares that will be earned if the volume weighted average price of Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the Earnout Period).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“GAAP” means United States generally accepted accounting principles.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Investor Rights Agreement” means the Investor Rights Agreement, entered into at the Closing, by and among Caravel, Legacy Rover, and certain persons and entities holding Class A Common Stock.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Legacy Rover” means A Place for Rover, Inc. (d/b/a “Rover”), a Delaware corporation.
“Legacy Rover Options” means the options to purchase Legacy Rover common stock issued prior to the Merger.

“Lock-Up Shares” means those shares held by selling stockholders subject to restrictions set forth in the Stockholder Lock-Up Agreement or the Bylaws, as applicable.
“Merger” refers to the merging of Merger Sub with and into Legacy Rover, with Legacy Rover surviving the Merger as a wholly owned subsidiary of the Company and the other transactions contemplated by the Business Combination Agreement, consummated as of the Closing.
“Merger Sub” means Fetch Merger Sub, Inc., a Delaware corporation.
“Nasdaq” means The Nasdaq Global Select Market.
“PIPE Investment” means the purchase of 5,000,000 shares of Class A Common Stock by certain accredited investors pursuant to the PIPE Subscription Agreement in connection with the Closing, for a purchase price of $10.00 per share, in a private placement.
“PIPE Subscription Agreement” means that certain Subscription Agreement between the Company and certain accredited investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 5,000,000 shares of Class A Common Stock at $10.00 per share for an aggregate commitment amount of $50,000,000.
“Preferred Stock” means the shares of preferred stock of Rover, par value $0.0001 per share.
“Private Placement Warrants” means the warrants to purchase shares of Class A Common Stock purchased in a private placement in connection with the Caravel IPO, exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments.
“Public Warrants” means the warrants to purchase shares of Class A Common Stock that are publicly traded under the “ROVRW” symbol on Nasdaq, exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments.
“Remaining Earnout Shares” means the total 2,192,687 shares of Class A Common Stock that may be issued upon the Class A Common Stock achieving a volume weighted average price greater than or equal to $16.00 over any twenty trading days within any thirty trading day period during the Earnout Period).
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Sponsor” means Nebula Caravel Holdings, LLC, a Delaware limited liability company.
“Sponsor Backstop Subscription Agreement” means that certain backstop agreement between Sponsor and Caravel pursuant to which the TWC Funds agreed to purchase shares of Class A Common Stock in an aggregate amount of up to $50,000,000 (or such greater amount at the election of the TWC Fund) to the extent of the amount of any redemption of shares of Class A Common Stock.
“Stockholder Lock-Up Agreement” means that Stockholder Lock-Up Agreement entered into at Closing by and among Rover, the Sponsor, certain affiliates of the Sponsor, and certain Legacy Rover stockholders.
“TWC Funds” means, together, True Wind Capital II, L.P. and True Wind Capital II-A, L.P.
“Warrant Agreement” means the Warrant Agreement, dated as of December 8, 2020, by and between the Company and American Stock Transfer and Trust Company, LLC, as the warrant agent.
“Warrants” means the Public Warrants and Private Placement Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “possible,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:
•the effects of the COVID-19 pandemic, including as a result of new strains or variants of the virus, on our business, the travel industry, travel trends, and the global economy generally;
•our operating performance;
•our ability to retain existing and acquire new pet parents and pet care providers;
•the strength of our network, effectiveness of our technology, and quality of the offerings provided through our platform;
•our opportunities and strategies for growth;
•our offering expansion initiatives and market acceptance thereof;
•our ability to match pet parents with high quality and well-priced offerings;
•our assessment of and strategies to compete with our competitors;
•our assessment of our trust and safety record;
•the success of our marketing strategies;
•our ability to accurately and effectively use data and engage in predictive analytics;
•our ability to attract and retain talent and the effectiveness of our compensation strategies and leadership;
•general economic conditions and their impact on demand for our platform;
•seasonal sales fluctuations;
•our future capital requirements and sources and uses of cash;
•changes in applicable laws or regulations;
•the outcome of any known and unknown litigation and regulatory proceedings;
•the increased expenses associated with being a public company;
•our ability to maintain and protect our brand;
•our current plans, considerations, expectations and determinations regarding future compensation programs; and
•other risks and uncertainties set forth in the section titled “Risk Factors” beginning on page 11 of this prospectus.
We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our Class A Common Stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Where You Can Find Additional Information,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Rover,” the “Registrant,” and the “Company” refer to Rover Group, Inc. and its consolidated subsidiaries.
ROVER GROUP, INC.
Overview
Rover is the world’s largest online marketplace for pet care. Rover connects pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, and drop-in visits. Through September 30, 2021, approximately three million unique pet parents have booked a service on Rover with more than 630,000 pet care providers across North America and Europe, enabling millions of moments of joy and play for people and pets.
Rover was founded to give pet parents an alternative to relying on friends and family, neighbors, and kennels for pet care. Our online marketplace matches pet parents with pet lovers dedicated to providing excellent pet care while earning extra income. Our simple and easy-to-use platform enables pet parents to easily discover and book the right pet care providers for them and their pets, communicate with providers and write and read reviews. Our platform enables pet care providers to list on our marketplace with low startup costs, schedule bookings, communicate with pet parents, and receive payment.
We derive revenue principally from the fees, net of discounts, promotions, sales tax not collected on behalf of customers and incentives, paid by pet care providers and pet parents for use of our platform. Such fees are based on a percentage of the booking value and vary based on factors specific to the booking, such as type of service, duration, geography, and the price charged by the pet care provider. We also derive revenue from fees paid by pet care providers for background checks in order to be listed on our platform.
Our objective is to attract new pet parents to our platform, convert them into repeat bookers and generate a long lifetime of bookings from those pet parents. We are still in the early stages of business growth, but have made significant progress in extending the offerings and reach of our platform since our inception in June 2011.
Background
On July 30, 2021, Nebula Caravel Acquisition Corp., our legal predecessor company and a special purpose acquisition company sponsored by True Wind Capital that closed its initial public offering in December 2020, consummated the previously announced merger with A Place for Rover, Inc. and Fetch Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Caravel. Pursuant to the Merger, Merger Sub merged with and into A Place for Rover, Inc., the separate corporate existence of Merger Sub ceased, and A Place for Rover Inc. continued as the surviving corporation in the Merger and as a wholly owned subsidiary of Caravel. The Merger was approved by Caravel’s stockholders at a meeting held on July 28, 2021. On the Closing, Caravel changed its name to Rover Group, Inc.
On August 2, 2021, our common stock and warrants, formerly those of Caravel, began trading on The Nasdaq Global Select Market under the ticker symbols “ROVR” and “ROVRW,” respectively.
As a result of the Merger, we raised gross proceeds of $268.3 million, including the contribution of $275.1 million of cash held in Caravel’s trust account from its initial public offering, net of the redemption of Caravel common stock held by Caravel’s public stockholders of $146.8 million, $50.0 million private investment in public equity at $10.00 per share of our Class A Common Stock, and $80.0 million of additional gross proceeds from the Sponsor Backstop Subscription Agreement. Under the Sponsor Backstop Subscription Agreement, TWC Funds

purchased an aggregate of 8,000,000 shares of our Class A Common Stock at $10.00 per share. In addition, pursuant to the Assignment Agreement, we raised additional gross proceeds of $10.0 million from the sale of our Class A Common Stock at $10.00 per share. As a result of the Merger, we received net proceeds of $235.6 million, net of deferred transaction costs paid of $32.7 million.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:
•the COVID-19 pandemic has materially adversely impacted and will continue to materially adversely impact our business, operating results and financial condition;
•we have incurred net losses in each year since inception and may not be able to achieve profitability;
•online marketplaces for pet care are still in relatively early stages of growth and if demand for them does not continue to grow or grows slower than expected our business, financial condition and operating results could be materially adversely affected;
•if we fail to retain existing pet care providers and pet parents or attract new pet care providers and pet parents, our business, operating results and financial condition would be materially adversely affected;
•the success of our platform relies on our matching algorithms and other proprietary technology and any failure to operate and improve our algorithms or to develop other innovative proprietary technology effectively could materially adversely affect our business, financial condition and operating results;
•any further and continued decline or disruption in the travel and pet care services industries or economic downturn would materially adversely affect our business, results of operations and financial condition;
•the business and industry in which we participate are highly competitive and we may be unable to compete successfully with our current or future competitors;
•maintaining and enhancing our brand reputation is critical to our growth and negative publicity could damage the Rover brand;
•actions by pet care providers or pet parents that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our platform and materially adversely affect our reputation, business, operating results and financial conditions;
•if pet care providers are reclassified as employees under applicable law or new laws are passed causing the reclassification of pet care providers as employees, our business would be materially adversely affected;
•our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or operating results;
•we have been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived breach of security or security incident or privacy or data protection breach or violation could interrupt our operations, harm our brand and adversely affect our reputation, brand, business, financial condition and operating results;
•we rely on third-party payment service providers to process payments made by pet parents and payments made to pet care providers on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, operating results and financial condition could be materially adversely affected;

•we depend on our highly skilled employees to grow and operate our business and if we are unable to hire, retain, manage and motivate our employees, or if our new employees do not perform as anticipated, we may not be able to grow effectively and our business, financial condition and operating results could be materially adversely affected;
•our support function is critical to the success of our platform and any failure to provide high-quality service could affect our ability to retain our existing pet care providers and pet parents and attract new ones;
•we may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience;
•because we recognize revenue upon the start of a booked service and not at booking, upticks or downturns in bookings are not immediately reflected in our operating results;
•our management has limited experience in operating a public company;
•we have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting which could result in a misstatement of the accounts or disclosures our financial statements, that would result in a material misstatement of our annual or interim financial statement that would not be prevented or detected or cause us to fail to meet our periodic reporting obligations;
•we may face litigation and other risks as a result of the material weakness in the internal controls of our financial reporting;
•our Warrants and Earnout Shares are accounted for as liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our Class A Common Stock;
•insiders currently have and may continue to possess substantial influence over us, which could limit our ability to affect the outcome of key transactions, including a change of control; and
•a significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our Class A Common Stock to decline significantly, even if our business is doing well.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company” as defined in the JOBS Act. As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:
•exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•exemption from compliance with the requirement of the Public Company Accounting Oversight Board, or PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•reduced disclosure about our executive compensation arrangements; and
•exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of the Caravel IPO.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to the financial statements of companies that comply with the new or revised accounting pronouncements as of public company effective dates.
We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Exchange Act. We will remain a smaller reporting company until the first to occur of the last day of the fiscal year in which the aggregate market value of our common stock that is held by non-affiliates is at least $250 million and we have less than $100 million in revenue and the last day of the fiscal year in which we have at least $100 million in revenue and the aggregate market value of our common stock that is held by non-affiliates is at least $700 million (in each case, with respect to the aggregate market value of our common stock held by non-affiliates, as measured as of the last business day of the second quarter of such fiscal year). If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Additional Information
Our principal executive offices are located at 720 Olive Way, 19th Floor, Seattle, WA 98101, and our telephone number is (888) 453-7889.
Our website address is www.rover.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information contained on our website in deciding whether to purchase shares of our Class A Common Stock.

THE OFFERING

Issuer	Rover Group, Inc.
Class A Common Stock offered by the selling stockholders	6,000,000 shares

Option to purchase additional shares of Class A Common Stock granted by selling stockholders affiliated with Madrona Venture Group and Menlo Ventures	900,000 shares
Shares of Class A Common Stock outstanding after this offering	175,848,308 shares

Use of Proceeds
We will not receive any proceeds from the sale of our Class A Common Stock offered by the selling stockholders (the “Securities”). See the section of this prospectus titled “Use of Proceeds” appearing on page 57 of this prospectus for more information. We will pay certain costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions, as well as reasonable fees and disbursements for one counsel to selling stockholders who are employees or directors or who hold registration rights under the Investor Rights Agreement.

Dividend Policy
The Company has not paid any cash dividends on the Class A Common Stock to date. The Company may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. See the section titled “Market Price of the Registrant’s Common Equity and Related Stockholder Matters—Dividend Policy” of this prospectus.

Risk Factors
See the section titled “Risk Factors” beginning on page 11 of this prospectus and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Class A Common Stock.

Nasdaq Symbol	“ROVR”

Lock-Up Restrictions	At the Closing, Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover stockholders entered into the Stockholder Lock-Up Agreement, effective at the Closing. Pursuant to the terms of the Stockholder Lock-Up Agreement, the Lock-Up Shares held by the aforementioned parties are locked-up until January 30, 2022, subject to certain exceptions, as well as partial early release upon meeting certain share price milestones. In addition, Legacy Rover equityholders are subject to substantially similar lock-up terms pursuant to our Bylaws.

In connection with this offering, the Company has agreed, effective November 19, 2021, to release approximately 6.9 million of such Lock-up Shares, or approximately 7.8 million Lock-up Shares if the underwriters exercise their option to purchase additional shares in full (representing approximately 4.3% or 4.9%, respectively, of the total number of Lock-up Shares subject to the Stockholder Lock-up Agreement and Bylaws) from these lock-up restrictions. This amount includes an aggregate of approximately 2.7 million Lock-up Shares, or approximately 3.6 million Lock-up Shares if the underwriters exercise their option to purchase additional shares in full, held by our executive officers, directors, and significant stockholders, some of whom will participate in this offering. See the section titled “Principal and Selling Stockholders”. In addition, in connection with this offering, subject to certain exceptions, Rover, Rover’s executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters of this offering, under which they have agreed not to dispose of or hedge any of their Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. See the sections titled “Shares Eligible for Future Sale--Lock-Up Agreements” and “Underwriting.”

The number of shares of Class A Common Stock outstanding after this offering is based on 175,452,615 shares of our Class A Common Stock outstanding as of November 12, 2021 and excludes:
•8,074,164 shares of Class A Common Stock issuable upon the exercise of Warrants;
•2,192,687 shares of Class A Common Stock that are the Remaining Earnout Shares;
•19,832,627 shares of Class A Common Stock issuable upon the exercise of outstanding options (other than 395,693 shares to be issued upon exercise of options to purchase common stock by certain selling stockholders and sold in this offering);
•2,765,249 shares of Class A Common Stock issuable upon the vesting of outstanding restricted stock units;
•17,258,000 shares of Class A Common Stock reserved for future issuance under our 2021 Equity Incentive Plan; and
•2,600,000 shares of Class A Common Stock reserved for future issuance under our 2021 Employee Stock Purchase Plan.
•Our 2021 Plan and our 2021 ESPP each provide for annual automatic increases in the number of shares reserved thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:
•no exercise of outstanding stock options or warrants or the settlement of outstanding RSUs subsequent to November 12, 2021 (other than 395,693 shares to be issued upon exercise of options to purchase common stock by certain selling stockholders and sold in this offering); and
•no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from selling stockholders affiliated with Madrona Venture Group and Menlo Ventures in this offering.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 59 of this prospectus and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our Class A Common Stock and Public Warrants could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted and will continue to materially adversely impact our business, operating results and financial condition.
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. To limit the spread of the virus, governments have imposed various restrictions, including emergency declarations at the federal, state and local levels, school and business closings, quarantines, “shelter at home” orders, restrictions on travel, limitations on social or public gatherings and other social distancing measures. These actions, and new habits such as increased reliance on online meeting tools rather than in-person meetings and business travel, have had and may continue to have a material adverse impact on our business and operations and demand for pet care.
The COVID-19 pandemic has materially adversely affected our near-term operating results and may continue to materially adversely impact our long-term operating results, financial condition and prospects. Given the evolving nature of COVID-19, including novel strains of the virus and the uncertainty it has produced around the world, we do not believe it is possible to predict the COVID-19 pandemic’s cumulative and ultimate impact on our future business, operating results and financial condition. The extent of the impact of the COVID-19 pandemic on our business and financial results will depend largely on future developments, including the duration and extent of the spread of COVID-19, the development and transmissibility of novel strains of the COVID-19 virus, such as the Delta variant, the prevalence of local, national and international travel restrictions, the risk or perceived risk that pets may be a vector for COVID-19, the impact on capital and financial markets and on the United States and global economies and governmental or regulatory orders that impact our business, all of which are highly uncertain and cannot be predicted. Although demand for our offerings resumed in May 2021 as shelter-in-place orders and travel advisories lifted, demand for our offerings may again decrease as such orders and advisories may be reinstated due to novel strains of COVID-19, and they may remain depressed for a significant length of time if COVID-19 results in long-term changes in behavior and we cannot predict when, if ever, demand will return to pre-COVID-19 levels. In addition, we cannot predict the impact the COVID-19 pandemic has had and will have on pet parents and pet service providers and we may continue to be materially adversely impacted. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, will materially adversely impact our business, operating results, financial condition and prospects.
In response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business, over the second quarter of 2020, we reduced our workforce by over 40%, to under 250 employees. While we have increased our headcount during 2021, such a reduction in workforce can result in impaired institutional knowledge, relationships and expertise for critical roles, which may not have been effectively transferred to continuing employees and may divert attention from operating our business, create personnel capacity constraints and hamper our ability to grow, develop innovative products and compete. Any of these impacts could materially adversely impact our business and reputation and impede our ability to operate or meet strategic objectives.
Most of our employees and many pet parents are working remotely and it is possible that widespread remote work arrangements could have a materially negative impact on both demand for pet care services and lower customer satisfaction resulting from potential delays or slower than usual response times in support assistance to pet parents and pet service providers that use our platform. Any negative impact on pet parent and pet service provider satisfaction could adversely impact our operations, the execution of our business plans and productivity and availability of key personnel and other employees necessary to conduct our business and of third-party service providers that perform critical services, or otherwise cause operational failures due to changes in our normal business practices. If our employees’ ability to work remotely is impacted, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in material consumer privacy, information technology security and fraud risks. The reduction in force in 2020 and remote work arrangements resulting from the COVID-19 pandemic may cause us to incur impairment charges related to real property lease agreements. The manner in which we have adjusted our business following the COVID-19 pandemic is based on our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities and is subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments. For example, we are considering the recent emergency temporary standard issued by the U.S. Occupational Safety and Health Administration to establish COVID-19 vaccine requirements for employers, like us, with 100 or more employees, but are not certain of the impact it will have on our ability to retain or attract employees or our remote work policy.
We have incurred net losses in each year since inception and may not be able to achieve profitability.
As of September 30, 2021, we had an accumulated deficit of $354.2 million. Historically, we have invested significantly in efforts to grow our pet parent and pet care provider network, introduced new or enhanced offerings and features, increased marketing spend, expanded operations, hired additional employees and enhanced the platform. We are passionate about continually enhancing the experience of pets, pet parents and pet care providers, which may not necessarily maximize short-term financial results. This focus may not be consistent with our short-term expectations and may not produce the long-term benefits expected. In the second quarter of 2020, as a result of the COVID-19 pandemic, we significantly reduced fixed and variable costs. We have begun to reinvest in our business, however, and expect to resume making significant investments related to improving market conditions and becoming a public company. These efforts may prove more expensive than anticipated and we may not succeed in increasing revenue sufficiently to offset these higher expenses. In particular, we expect the ongoing economic impact from the COVID-19 pandemic to have a material adverse impact on revenue and financial results for 2021 and beyond.
Our historic revenue growth rate has slowed over time and, as a result of COVID-19, reversed in 2020; revenue growth may slow or reverse again in the future.
Prior to COVID-19, we experienced significant revenue growth from 2016 to 2019, growing from $16 million to $95 million in revenue. In the year ended December 31, 2020, however, as a result of the COVID-19 pandemic, revenue decreased 49% compared to the prior year period. As of September 30, 2021, revenue is exceeding comparable 2019 levels, but such growth may again reverse due to novel strains of the COVID-19 virus, low vaccination rates, or seasonal variations. Investors should not rely on our revenue for any previous quarterly or annual period as any indication of revenue or revenue growth in future periods.
Future revenue growth depends on the growth of the number of pet parents on our platform, the frequency with which they seek to book services and our ability to attract sufficient high-quality pet care providers to meet pet parent demand. A softening of demand, whether caused by events outside of our control, such as COVID-19, changes in pet parent and pet care provider preferences or other risks described elsewhere in this prospectus, will result in decreased revenue. If revenue does not improve, we may not achieve profitability and our business, operating results and financial condition would be materially adversely affected. We also expect to continue to make investments in the development and expansion of our technology and business, which may not result in increased revenue or growth. If the demand for access to online marketplaces for individual pet care services does not grow, or if we are unable to maintain share, our revenue growth rate could be materially adversely affected. If the revenue growth rate declines, investor perception of the business and the trading price of our stock and warrants could be materially adversely affected.

Online marketplaces for pet care are still in relatively early stages of growth and if demand for them does not continue to grow, grows slower than expected, or fails to grow as large as expected, our business, financial condition and operating results could be materially adversely affected.
Demand for booking pet care through online marketplaces has grown rapidly since the 2011 launch of our platform, but such platforms are still relatively new and it is uncertain to what extent market acceptance will continue to grow, if at all. Our success will depend to a substantial extent on the willingness of people to obtain pet care through platforms like ours. If the public does not perceive these services as beneficial, or chooses not to adopt them, or instead adopts alternative solutions, then the market for our platform may not further develop, may develop slower than we expect, or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition and operating results.
Our marketing efforts to help grow the business may not be effective.
Promoting awareness of our platform is important to our ability to grow the business and to attract new pet parents and pet care providers. Since inception, our user base has grown in large part as a result of word-of-mouth, complemented by paid and organic search, social media and other online advertising and infrequent television advertising. Many of our marketing efforts to date have focused on amplifying and accelerating this word-of-mouth momentum and such efforts may not continue to be effective. Although we continue to rely significantly on word-of-mouth, organic search and other unpaid channels, we believe that a significant amount of the growth in the number of pet parents and pet care providers that use our platform also is attributable to our paid marketing initiatives. Prior to the impact of COVID-19, marketing efforts included referrals, affiliate programs, free or discount trials, partnerships, display advertising, billboards, radio, video, television, direct mail, social media, email, podcasts, hiring and classified advertisement websites, mobile “push” communications, search engine optimization and paid keyword search campaigns. During the height of the COVID-19 pandemic, we managed marketing spend carefully, focusing expenses primarily in keyword search campaigns and testing. More recently, we are investing into the recovery with increased spending on social media, television, and streaming video, with a careful eye toward measurable results. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may be difficult. Even if we successfully increase revenue as a result of paid marketing efforts, we may not offset the additional marketing expenses incurred. If marketing efforts to help grow the business are not effective, we expect that our business, financial condition and operating results would be materially adversely affected.
If we fail to retain existing pet care providers or attract new pet care providers, or if pet care providers fail to provide high-quality offerings, our business, operating results and financial condition would be materially adversely affected.
Our business depends on pet care providers maintaining their use of our platform and engaging in practices that encourage pet parents to book their services, including increasing the number of offerings that are available to book, providing timely responses to inquiries from pet parents, offering a variety of desirable and differentiated offerings at competitive prices that meet the expectations of pet parents and offering exceptional services to pets and pet parents. These practices are outside of our direct control. If pet care providers do not establish or maintain enough availability, the number of bookings declines for a particular period, or pet care provider pricing is unattractive or insufficient, revenue will decline and our business, operating results and financial condition would be materially adversely affected.
Pet service providers have a range of options for offering their services. They may advertise their offerings in multiple ways that may or may not include our platform. Some of our pet care providers have chosen to cross-list their offerings, which reduces the availability of such offerings on our platform. When offerings are cross-listed, the price paid by pet parents on our platform may be or may appear to be less competitive for many reasons, including differences in fee structure and policies, which may cause pet parents to book through other platforms or with other competitors, which could materially adversely affect our business, operating results and financial condition. Additionally, certain pet parents reach out to our pet care providers (and vice versa) and incentivize them to list or book directly with them and bypass our platform, which reduces the use of our platform. Some pet service providers may choose to stop offering services all together for a variety of reasons, including work obligations or health concerns. In addition, pet care providers have in the past, and may continue to, attempt to or successfully source bookings from us and then complete the transaction off of our platform, and we cannot prevent this activity entirely. A change in our ability to attract providers to our platform, enable them to generate income and dissuade them from sourcing bookings off our platform could negatively impact our ability to serve pet parents and, in turn, have a significant negative impact on our GBV, revenue and operating results.
While we plan to continue to invest in our pet care provider community and in tools to assist pet care providers, including our technology and algorithms, these investments may not be successful in retaining existing pet care providers or growing the number of pet care providers and listings on our platform. In addition, pet care providers may not establish or maintain listings if we cannot attract prospective pet parents to our platform and generate bookings from a large number of pet parents. If we are unable to retain existing pet care providers or add new pet care providers, or if pet care providers elect to market their offerings directly, exclusively with a competitor or cross-list with a competitor, our platform may be unable to offer a sufficient supply and variety of offerings to attract pet parents to use our platform. If we are unable to attract and retain individual pet care providers in a cost-effective manner, or at all, our business, operating results and financial condition would be materially adversely affected. In addition, the number of offerings on our platform may decline as a result of a number of other factors affecting pet care providers, including: the COVID-19 pandemic; pet care providers opting for placements on other third-party platforms as an alternative to offering on our platform; economic, social and political factors; perceptions of trust and safety on and off our platform; negative experiences with pets and pet parents, including pets who damage pet care provider property; our efforts or failure or perceived failure to comply with regulatory requirements; changes to income tax reporting requirements; and our decision to remove pet care providers from our platform for not adhering to our community standards or other factors we deem detrimental to our community. We maintain our Rover Guarantee program that provides both pet parents and pet care providers up to $25,000 for costs arising from certain injuries or damages that occur during a service booked and paid through Rover and up to $1 million for costs arising from damage to pet parent property or certain third-party injuries, subject to terms and conditions. While we intend to continue the Rover Guarantee program, if we discontinue these programs or reduce the amount and variety of reimbursements available under these programs, whether because payouts under these programs or insurance premiums become cost prohibitive or for any other reason, then the number of pet care providers who list with us may decline.
In addition to a reduction in the number of bookings, we have incurred, and expect to continue to incur, higher than historically normal booking cancellations from pet parents who cancel for reasons related to COVID-19. A large number of pet parent cancellations have caused lost earnings for our pet care providers, despite the fact that we have generally honored individual pet care provider cancellation policies that in many cases did not enable a full return of booking deposit to the pet parent. Either pet parents or pet care providers may cease to use our platform if they are not satisfied with our policies during the COVID-19 pandemic, which could have a material adverse impact on our business, operating results and financial condition.
If we fail to retain existing pet parents or add new pet parents, or if pet parents fail to receive high-quality offerings, our business, operating results and financial condition would be materially adversely affected.
Our success depends significantly on retaining existing pet parents and attracting new pet parents to use our platform, increasing the number of repeat bookings that pet parents make and attracting them to different types of service offerings on our platform. Pet parents have a range of options for meeting their pet care needs, including friends, family and neighbors, local independent operators, large, commercial providers such as kennels and daycares, other online aggregators and directories and other digital marketplaces. In addition, pet parents may choose to arrange for pet care services with pet care providers outside of our platform.
Our ability to attract and retain pet parents could be materially adversely affected by a number of factors, such as: pet care providers failing to provide differentiated, high-quality and adequately available pet services at competitive prices; the fees we charge to pet parents for use of the platform; taxes; our failure to facilitate new or enhanced offerings or features that pet parents value; the performance of our matching algorithms; pet parents not receiving timely and adequate support from us; negative perceptions of the trust and safety of our platform; negative associations with, or reduced awareness of, our brand; declines and inefficiencies in our marketing efforts; our efforts or failure or perceived failure to comply with regulatory requirements; and our decision to remove pet parents from our platform for not adhering to our community standards or other factors we deem detrimental to our community.
Events beyond our control also may materially adversely impact our ability to attract and retain pet parents, including: the COVID-19 pandemic or other pandemics or health concerns; increased or continuing restrictions on travel and immigration; the impact of climate change on travel and seasonal destinations (such as fires, floods and other natural disasters); and macroeconomic and other conditions outside of our control affecting travel or business activities generally.
In addition, if our platform is not easy to navigate, pet parents have an unsatisfactory sign-up, search, booking, or payment experience on our platform, the content provided on our platform is not displayed effectively, we are not effective in engaging pet parents, we discontinue or modify the Rover Guarantee Program or fail to provide a user experience in a manner that meets rapidly changing demand, we could fail to attract and retain new pet parents and engage with existing pet parents, which could materially adversely affect our business, results of operations and financial condition.
The success of our platform relies on our matching algorithms and other proprietary technology and any failure to operate and improve our algorithms or to develop other innovative proprietary technology effectively could materially adversely affect our business, financial condition and operating results.
We use proprietary Rover matching algorithms in an effort to maximize customer satisfaction and retention, as well as to optimize return on marketing expenses. Built to improve with data science, we have carefully designed algorithms to leverage growing scale by helping pet parents find better and better matches as our provider network expands. Successfully using our algorithms to match pet parents and pet service providers is crucial to our continued success, as better matches can lead to more bookings, more data and, in turn, further improvements to our algorithms. Any failure to successfully operate or improve our algorithms or to develop other innovative proprietary technology could materially adversely affect our ability to maintain and expand our business. Fewer matches could lead to fewer bookings, which could in turn lead to less or lower quality data, which could affect our ability to improve our algorithms and maintain, market and scale our platform effectively. Additionally, there is increased governmental interest in regulating technology companies in areas including algorithm-based discrimination. Any failure, or perceived failure, or negative consequences associated with our efforts to comply with any present or future laws or regulations in this area could subject us to claims, actions and other legal and regulatory proceedings, fines or other penalties and other enforcement actions and result in damage to our reputation and adversely affect our business, financial condition and operating results.
Our fee structure is impacted by a number of factors and ultimately may not be successful in attracting and retaining pet parents and pet care providers.
Demand for our platform is highly sensitive to a range of factors, including the prices that pet care providers set for their services, the level of potential earnings required to attract and retain pet care providers and the fees and commissions we charge pet care providers and pet parents. Many factors, including operating costs, legal and regulatory requirements, constraints or changes and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. Existing or future competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain pet parents or pet care providers at a lower cost than us. There can be no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce the fees and commissions charged pet care providers and pet parents, or to increase marketing and other expenses to attract and retain pet parents and pet care providers in response to competitive pressures. We have launched and may in the future launch, new fee or pricing strategies and initiatives or modify existing fee strategies, any of which may not ultimately be successful in attracting and retaining pet parents and pet care providers. Further, pet parents’ price sensitivity may vary by geographic location and as we expand, our fee structure or pet care provider’s prices may not enable us to compete effectively in these locations. In particular, our continued international expansion may require us to change our fee structure and to adjust to different cultural norms in different locales, including with respect to fees and pricing. While we do and will attempt to set fees based on prior operating experience and pet parent and pet care provider feedback and engagement levels, our assessments may not be accurate or there may be errors in the technology used in our pricing and we could be underpricing or overpricing our services. In addition, if the offerings on our platform change, then we may need to revise our pricing methodologies.
Any further and continued decline or disruption in the travel and pet care services industries or economic downturn would materially adversely affect our business, results of operations and financial condition.
Our financial performance is partially dependent on the strength of the travel and pet services industries. The outbreak of COVID-19 has caused many governments to implement quarantines and significant restrictions on travel or to advise that people remain at home where possible and avoid crowds, which has had a particularly negative impact on bookings for both overnight and daytime services. We expect that COVID-19 will continue to materially adversely impact our bookings and business. The extent and duration of such impact remains uncertain and is dependent on future developments that are difficult to predict accurately, such as the severity and transmission rate of COVID-19, including the new variants of the virus, such as the Delta variant, the availability, uptake, and effectiveness of vaccines, the extent and effectiveness of containment actions taken, including mobility restrictions and the impact of these and other factors on travel or work behavior in general and on our business in particular.
Other events beyond our control can result in declines in travel or continued work-from-home mandates. Because these events or concerns and the full impact of their effects are largely unpredictable, they can dramatically and suddenly affect travel and work behavior by consumers and therefore demand for our platform and pet services, which would materially adversely affect our business, operating results and financial condition.
Our financial performance is also subject to global economic conditions and their impact on levels of discretionary consumer spending. Downturns in worldwide or regional economic conditions, such as the current downturn resulting from the COVID-19 pandemic or volatility due to geopolitical instability, have led or could lead to a general decrease in travel and spending on pet care services and such downturns in the future may materially adversely impact demand for our platform. Such a shift in pet parent behavior would materially adversely affect our business, operating results and financial condition.
The business and industry in which we participate are highly competitive and we may be unable to compete successfully with our current or future competitors.
We operate in a highly competitive environment and face significant competition in attracting pet care providers and pet parents. Pet parents have a range of options to find and book pet care offerings, both online and offline. We believe that our competitors include:
•friends, family and neighbors that pet parents go to for pet care within their personal networks;
•local independent operators;
•large, commercial providers such as kennels and daycares;
•online aggregators and directories, such as Craigslist, Nextdoor, and Yelp; and
•other digital marketplaces, such as Wag and the pet care offerings on Care.com in the United States and small operators such as Gudog and Pawshake outside of the United States.
We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:
•the popularity and adoption of online marketplaces to obtain services from individual pet care providers;
•the popularity, utility, ease of use, performance and reliability of our offerings compared to those of our competitors;
•our reputation and brand strength relative to our competitors;
•the prices of offerings and the fees we charge pet care providers on our platform;

•our ability to attract and retain qualified pet care providers;
•the perceived safety and cleanliness of offerings on our platform, especially throughout the COVID-19 pandemic;
•cancellation policies, especially throughout the COVID-19 pandemic;
•our ability, and the ability of our competitors, to develop new offerings;
•our ability to establish and maintain relationships with partners;
•changes mandated by, or that we elect to make to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;
•our ability to attract, retain and motivate talented employees;
•our ability to raise additional capital; and
•acquisitions or consolidation within our industry.
Currently, our primary competition is from the friends, family and neighbors to whom pet parents often turn for pet services within their personal networks. Given that online marketplaces offering pet services are a relatively nascent business model and are rapidly evolving, reliance on personal networks is still prevalent. Current and potential competitors (including any new entrants into the market) may enjoy substantial competitive advantages over us, such as greater name recognition, longer operating histories, greater category share in certain markets, market-specific knowledge, established relationships with local pet parents and pet care providers and larger existing user bases in certain markets, more successful marketing capabilities and substantially greater financial, technical and other resources than we have. Competitors may be able to provide pet parents with a better or more complete experience and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or pet care provider and pet parent requirements or preferences. The pet care industry also may experience significant consolidation or the entrance of new players. Some of our competitors could adopt aspects of our business model, which could affect our ability to differentiate our offerings from competitors. Increased competition could result in reduced demand for our platform from pet care providers and pet parents, slow our growth and materially adversely affect our business, operating results and financial condition. Consolidation among our competitors could give them increased scale and may enhance their capacity, abilities and resources and lower their cost structures. In addition, emerging start-ups may be able to innovate and focus on developing a new product or service faster than we can or may foresee consumer need for new offerings or technologies before we do. See “—If we fail to retain existing pet care providers or attract new pet care providers, or if pet care providers fail to provide high-quality offerings, our business, operating results and financial condition would be materially adversely affected.”
New offerings and initiatives can be costly and if we unsuccessfully pursue such offerings and initiatives, we may fail to grow and our business, operating results, financial condition and prospects would be materially adversely affected.
We plan to invest in new offerings and initiatives that differentiate us from our competitors. For example, we introduced, then later deactivated, an on-demand dog walking offering, and have increased investment in The Dog People, our pet-related blog and The Rover Store, which offers Rover-branded merchandise for sale alongside third-party merchandise. Developing and delivering new offerings and initiatives increase our expenses and organizational complexity and we have and may continue to experience difficulties in developing and implementing these new offerings and initiatives.
Our new offerings and initiatives have a high degree of risk, as they may involve unproven businesses with which we have limited or no prior development or operating experience. There can be no assurance that consumer demand for such offerings and initiatives will exist or be sustained at the levels that we anticipate, that we will be able to successfully manage the development and delivery of such offerings and initiatives, or that any of these offerings or initiatives will gain sufficient market acceptance to generate sufficient revenue to offset associated expenses or liabilities. It is also possible that offerings developed by others will render our offerings and initiatives noncompetitive or obsolete. Even if we are successful in developing new offerings and initiatives, regulatory authorities may subject us or our pet care providers and pet parents to new rules, taxes, or restrictions or more aggressively enforce existing rules, taxes, or restrictions, that could increase our expenses or prevent us from successfully commercializing these initiatives. If we do not realize the expected benefits of our investments, we may fail to grow and our business, operating results and financial condition would be materially adversely affected.
We rely on internet search engines to drive traffic to our platform to grow revenue and if we are unable to drive traffic cost-effectively, it would materially adversely affect our business, operating results and financial condition.
Our success depends in part on our ability to attract pet care providers and pet parents through unpaid internet search results on search engines. The number of pet care providers and pet parents that we attract to our platform from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by many factors, many of which are not under our direct control and may change frequently. As a result, links to our website or mobile applications may not be prominent enough to drive traffic to our website and we may not know how or otherwise be able to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also adopt a more aggressive auction-pricing system for paid search keywords that would cause us to incur higher advertising costs or reduce our market visibility to prospective pet parents. Any reduction in the number of pet care providers and pet parents directed to our platform could adversely affect our business, financial condition and operating results.
Further, we have used performance marketing products offered by search engines and social media platforms to distribute paid advertisements that drive traffic to our platform. For 2019 and 2020, less than half of the traffic to our platform came from paid performance marketing channels. A critical factor in attracting pet care providers and pet parents to our platform has been how prominently offerings are displayed in response to search queries for key search terms. The success of pet services logistics and our brand has at times led to increased costs for relevant keywords as our competitors competitively bid on our keywords, including our brand name. However, we may not be successful in our efforts to drive traffic growth cost-effectively. If we are not able to effectively increase our traffic growth without increases in spend on performance marketing, we may need to increase our performance marketing spend in the future, including in response to increased spend on performance marketing from our competitors and our business, operating results and financial condition could be materially adversely affected.
Maintaining and enhancing our brand reputation is critical to our growth and negative publicity could damage our brand, thereby harming our ability to compete effectively and could materially adversely affect our business, operating results and financial condition.
Maintaining and enhancing our brand reputation is critical to our ability to attract pet care providers, pet parents and employees, to compete effectively, to preserve and deepen the engagement of our existing pet care providers, pet parents and employees, to maintain and improve our standing in the communities where our pet care providers operate, including our standing with community leaders and regulatory bodies, and to mitigate legislative or regulatory scrutiny, litigation and government investigations. We are heavily dependent on the perceptions of pet care providers and pet parents who use our platform to help make word-of-mouth recommendations that contribute to our growth. Negative perception of our platform or company may harm our reputation, brand and local network effects, including as a result of:
•complaints or negative publicity about us, our platform, pet parents, pet care providers, or our policies and guidelines;
•illegal, negligent, reckless, or otherwise inappropriate behavior by pet care providers, pet parents or third parties;
•injuries or other safety-related issues involving pets;
•a pandemic or an outbreak of disease, such as the COVID-19 pandemic, in which constituents of our network become infected;

•a failure to facilitate a sufficient level of bookings or to enable a competitive level of earnings for pet care providers;
•a failure to offer pet parents competitive pricing and quality;
•a failure to provide a range of offerings options sought by pet parents;
•fraudulent activity;
•actual or perceived disruptions or defects in our platform, such as site outages, payment disruptions, privacy or data security breaches, other security incidents, or other actual or perceived incidents that may impact the reliability of our services;
•litigation over, or investigations by regulators into, our platform;
•users’ lack of awareness of, or compliance with, our policies;
•changes to our policies that users or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;
•a failure to comply with legal, tax and regulatory requirements;
•a failure to enforce our policies in a manner that users perceive as effective, fair and transparent;
•a failure to operate our business in a way that is consistent with our values and mission;
•inadequate or unsatisfactory user support experiences;
•illegal or otherwise inappropriate behavior by our management team or other employees or contractors;
•negative responses by pet parents or pet care providers to new services on our platform;
•a failure to register our trademarks and prevent or defend against misappropriation or third-party challenges to our existing or new trademarks;
•negative perception of our treatment of employees, pet parents, pet care providers, or of our response to employee, pet parents and pet care provider sentiment related to political or social causes or actions of management; or
•any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry.
Any incident, whether actual or rumored to have occurred, involving the safety or security of pets, pet care providers, pet parents, or other members of the public, fraudulent transactions, or incidents that are mistakenly attributed to us and any media coverage resulting therefrom, could create a negative public perception of our platform, which would adversely impact our ability to attract pet care providers and pet parents. In addition, when pet care providers cancel reservations or if we fail to provide timely return of booking deposits to pet parents in connection with cancellations, pet parent perception of the value of our platform is adversely impacted and may cause pet parents to not use our platform in the future. The impact of these issues may be more pronounced if we are seen to have failed to provide prompt and appropriate support or our platform policies are perceived to be too permissive, too restrictive, or providing pet care providers or pet parents with unsatisfactory resolutions. We have been the subject of media reports, social media posts, blogs and other forums that contain allegations about our business or activity on our platform that create negative publicity. As a result of these complaints and negative publicity, some pet care providers have refrained from and may in the future refrain from, offering services through our platform and some pet parents have refrained from and may in the future refrain from, using our platform, which could materially adversely affect our business, operating results and financial condition.

Our brand reputation could also be harmed if we fail to comply with regulatory requirements as interpreted by certain governments or agencies or otherwise fails, or are perceived to fail, to act responsibly in a number of other areas, such as: animal welfare; safety and security; data security; privacy practices and data protection; provision of information about users and activities on our platform, including as requested by certain governments or agencies; sustainability; advertising and social media endorsement regulation and guidance; human rights; diversity; non-discrimination; concerns relating to the “gig” economy; business practices; including those relating to our platform and offerings; strategic plans; business partners; involvement with companies in which we may have minority investments; employees; competition; litigation and response to regulatory activity; the environment; and local communities. Media, legislative or government scrutiny around our company relating to any of the above areas or others could cause backlash and could adversely affect our brand reputation with our pet care providers, pet parents and communities. Social media compounds the potential scope of the negative publicity that could be generated and the speed with which such negative publicity may spread. Any resulting damage to our brand reputation could materially adversely affect our business, operating results and financial condition.
In addition, we rely on pet care providers and pet parents to provide trustworthy reviews and ratings that our pet care providers or pet parents may rely upon to help decide whether or not to book a particular offering or accept a particular booking and that we use to enforce quality standards. We rely on these reviews to further strengthen trust among members of our community. our pet care providers and pet parents may be less likely to rely on reviews and ratings if they believe that our review system does not generate trustworthy reviews and ratings. We have procedures in place to combat fraud or abuse of our review system, but cannot guarantee that these procedures are or will be effective. In addition, if our pet care providers and pet parents do not leave reliable reviews and ratings, other potential pet care providers or pet parents may disregard those reviews and ratings and our systems that use reviews and ratings to make quality standards transparent would be less effective, which could reduce trust within our community and damage our brand reputation and could materially adversely affect our business, operating results and financial condition.
Actions by pet care providers or pet parents that are criminal, violent, inappropriate, dangerous, or fraudulent may undermine the safety or the perception of safety of our platform and our ability to attract and retain pet care providers and pet parents and materially adversely affect our reputation, business, operating results and financial condition.
We have no control over or ability to predict the specific actions of our users and other third parties during the time that pets or pet parents are with pet care providers or otherwise and therefore, we cannot guarantee the safety of pets, pet care providers, pet parents and third parties. The actions of pets, pet care providers, pet parents and other third parties may result in pet and human fatalities, injuries, other harm, fraud, invasion of privacy, property damage, discrimination and brand reputational damage, which have created and could continue to create potential legal or other substantial liabilities for us.
All new pet care providers on our platform in the United States and Canada undergo third-party background checks before they can offer their services on our platform. U.S. pet care providers are checked against national criminal offense databases, sex offender registries and certain regulatory, terrorist and sanctions watchlists. In Europe, we use a third party to conduct identity verification on all pet care providers. Pet care provider profiles in all geographies are also subject to review and approval by our team of pet care provider specialists.
We do not verify the identity of or require background checks for pet parents, nor do we verify or require background checks for third parties who may be present during a service made through our platform. In addition, we do not currently and may not in the future require pet care providers to re-verify their identity or undergo subsequent background checks following the successful completion of their initial screening process.
Our screening processes rely on, among other things, information provided by pet care providers and our ability to validate that information and the effectiveness of third-party service providers that support our verification processes may be limited. Certain verification processes, including legacy verification processes on which we previously relied, may be less reliable than others. These processes are beneficial but not exhaustive and have limitations. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity on our platform. The criminal background checks for pet care providers and other screening processes rely on, among other things, information provided by pet care providers and pet parents, our ability to validate that information, the accuracy, completeness and availability of the underlying information relating to criminal records, the digitization of certain records, the evolving regulatory landscape in this area, such as relating to data privacy, data protection and criminal background screening and on the effectiveness of third-party service providers that may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility.
In addition, we have not undertaken in the past and may not undertake in the future to independently verify the safety, suitability, location, quality, compliance with our policies or standards and legal compliance, of all our pet care providers’ offerings. We have not undertaken in the past and may not undertake in the future to independently verify the location, safety, or suitability of offerings for individual pets and pet parents or the suitability, qualifications, or credentials of pet care providers. Where we have undertaken the verification or screening of certain aspects of pet care provider qualifications and offerings, the scope of such processes may be limited and rely on, among other things, information provided by pet care providers and the ability of our internal teams or third-party vendors to adequately conduct such verification or screening practices. In addition, we have not in the past taken and may not in the future take steps to re-verify or re-screen pet care provider qualifications or offerings following initial review. We have relied in the past and may continue in the future to rely on pet care providers and pet parents to disclose information relating to their offerings and such information may be inaccurate or incomplete. We have created policies and standards to respond to issues reported with offerings, but certain offerings may pose heightened safety risks to individual users because those issues have not been reported to us or because our customer support team has not taken the requisite action based on our policies. We rely, at least in part, on reports of issues from pet care providers and pet parents to investigate and enforce many of our policies and standards. In addition, our policies may not contemplate certain safety risks posed by offerings or by individual pet care providers or pet parents or may not sufficiently address those risks.
We also have faced or may face civil litigation, regulatory investigations and inquiries involving allegations of, among other things, unsafe or unsuitable offerings, discriminatory policies, data processing, practices or behavior on and off our platform or by pet care providers, pet parents and third parties, general misrepresentations regarding the safety or accuracy of offerings on our platform and other pet care provider, pet parent, or third-party actions that are criminal, violent, inappropriate, dangerous, or fraudulent. While we recognize that we need to continue to build trust and invest in innovations that will support trust when it comes to our policies, tools and procedures to protect pet care providers, pet parents and the communities in which our pet care providers operate, we may not be successful in doing so. Similarly, offerings that are inaccurate, of a lower than expected quality, or that do not comply with our policies may harm pet parents and public perception of the quality and safety of offerings on our platform and materially adversely affect our reputation, business, operating results and financial condition.
If pet care providers, pet parents, or third parties engage in criminal activity, misconduct, fraudulent, negligent, or inappropriate conduct or use our platform as a conduit for criminal activity, pet parents may not consider our platform and the offerings on our platform safe and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand reputation and lower the adoption rate of our platform.
We have a limited operating history in an evolving industry, which makes it difficult to evaluate prospects and may increase the risk that we will not be successful.
We launched operations in 2011 and since then have frequently: (1) increased the number of local markets in which we offer services (including via expansion into Europe); (2) expanded our platform features and services; and (3) changed our fee structure. This limited operating history and our evolving business make it difficult to evaluate our prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:
•accurately forecast our revenue and plan our operating expenses;
•increase the number of and retain existing pet parents and pet care providers that use our platform;
•successfully compete with current and future competitors;

•successfully expand our business in existing markets and enter new markets and geographies;
•anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
•maintain and enhance the value of our reputation and brand;
•adapt to rapidly evolving trends in the ways service providers and consumers interact with technology;
•avoid interruptions or disruptions in our service;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and services;
•hire, integrate and retain talented technology, marketing, customer service and other personnel;
•effectively manage rapid growth in our personnel and operations; and
•effectively manage our costs.
If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and operating results could be materially adversely affected.
We may experience significant fluctuations in our operating results, which make it difficult to forecast future results.
Our operating results may vary significantly and are not necessarily an indication of future performance. We experience seasonal fluctuations in our financial results. We experience seasonality in our number of bookings, Gross Booking Value, or GBV, net loss and Adjusted EBITDA, which we expect to continue and which may become more extreme. In addition, our operating results may fluctuate as a result of a variety of other factors, some of which are beyond our control. For example, for the third quarter of 2021, we achieved record bookings and GBV, as pet owners started to resume normal activities. As a result, we may not accurately forecast our operating results. Moreover, we base our expense levels and investment plans on estimates for revenue that may turn out to be inaccurate and we may not be able to adjust our spending quickly enough if our revenue is less than expected, resulting in losses that exceed our expectations. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our operating results could differ materially from our expectations and our business, operating results and financial condition could be materially adversely affected. Investors should not rely on our operating results for any previous period as any indication of operating results or growth in future periods.
We base our decisions regarding expenditures in customer acquisition in part on our analysis of the GBV generated from pet parents that we acquired in prior periods. Our estimates and assumptions may not accurately reflect future results and we may not be able to recover our customer acquisition costs.
Our success depends on our ability to attract pet parents in a cost-effective manner. Our decisions regarding investments in pet parent acquisition substantially depend upon our analysis of the revenue generated from pet parents acquired in earlier periods. Our analysis regarding pet parent acquisition investment and revenue includes several assumptions, such as:
•We make various assumptions based on our historical data with respect to the rebooking rates of pet parents. If our assumptions regarding such repurchase rates are incorrect, our revenue relative to customer acquisition cost could be less favorable than we believe.
•While we believe the trends reflected by our various pet parent cohorts are illustrative of our pet parent base, the results of particular cohorts inherently reflect a distinct group of pet parents and may not be representative of our current or future composite group of pet parents, particularly as we grow, our pet parent base broadens and we expand to new local markets.

•Our analysis focuses on support and acquisition marketing expenses incurred during the period in which the pet parents were originally acquired and makes various assumptions with respect to the level of additional marketing or other expenses necessary to maintain pet parent loyalty and generate booking activity in subsequent periods. If our assumptions regarding such expenses in subsequent periods are incorrect, our revenue relative to pet parent acquisition cost could be less favorable than we believe.
If our assumptions regarding our pet parent acquisition investment and resulting revenue from bookings, including those relating to the effectiveness of our marketing expenditures, prove incorrect, our ability to generate revenue from our investments in new pet parent acquisitions may be less than we have assumed and less than we have experienced in the past. In such case, we may need to increase expenses or otherwise alter our strategy and our business, financial condition and operating results may be materially adversely affected.
If use of our platform in large metropolitan areas is negatively affected, our financial results and future prospects could be adversely impacted.
We derive a significant portion of our bookings and historically has generated a significant portion of our growth in more densely populated urban areas. Our business and financial results may be susceptible to economic, social and regulatory conditions or other circumstances that tend to impact such areas. An economic downturn, increased competition, or regulatory obstacles in these areas could adversely affect our business, financial condition and operating results to a much greater degree than would the occurrence of such events in other areas. Further, we expect that it will continue to face challenges in penetrating lower-density suburban and rural areas, where our network is smaller and finding matches is more difficult, the cost of pet ownership is lower and alternative pet care providers may be more convenient. If we are not successful in penetrating suburban and rural areas, or if it is unable to operate in certain key metropolitan areas in the future, our ability to serve what we consider to be our total addressable market would be limited and our business, financial condition and operating results would suffer.
Risks Related to Regulation and Taxation
If pet care providers are reclassified as employees under applicable law, our business would be materially adversely affected.
We are subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the U.S. federal, state and municipal levels challenging the classification of pet care providers that use our platform as independent contractors. For example, representative actions, including actions under California’s Private Attorney General Act, have been filed against us alleging that we misclassified pet care providers in California as independent contractors in violation of the California Labor Code. In one of the actions, the U.S. District Court, Northern District of California, granted our motion for summary judgment and entered judgment in our favor, but the plaintiff filed a notice of appeal of the court’s dismissal with the United States Court of Appeals for the Ninth Circuit. We may also become subject to such matters in Europe.
The tests governing whether a service provider is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and classification of independent contractors are subject to changes and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. We maintain that pet care providers that use our platform are our customers and, as such, are at most independent contractors. However, pet care providers may be reclassified as employees, especially in light of the evolving rules and restrictions on service provider classification and their potential impact on participants in the “gig economy.” A reclassification of service providers as employees would adversely affect our business, financial condition and operating results, including as a result of:
•monetary exposure arising from, or relating to failure to, withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties and government fines;
•injunctions prohibiting continuance of existing business practices;

•claims for employee benefits (including equity incentives), social security, workers’ compensation and unemployment;
•claims of discrimination, harassment and retaliation under civil rights laws;
•claims under laws pertaining to unionizing, collective bargaining and other concerted activity;
•other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and
•harm to our reputation and brand.
In the United States, national, state and local governmental authorities have enacted or pursued and may in the future enact and pursue, measures designed to regulate the gig economy. For example, in 2019 the California Assembly passed AB-5, which codified a narrow worker classification test that has had the effect of treating many “gig economy” workers as employees. AB-5 includes a referral agency exemption that specifically applies to animal services and dog walking and grooming, and while we believe that pet care providers who use our platform fall within such exemption, the interpretation or enforcement of the exemption could change. In addition, other jurisdictions (including in international geographies where we offer, or in the future may offer, our platform) could pursue similar laws that do not include such carve outs and which, if applied to our platform, could adversely impact our platform’s availability and our business.
In addition to the harms listed above, a reclassification of pet care providers as employees would require us to significantly alter our existing business model and operations and impact our ability to add and retain pet care providers to our platform and grow our business, which we would expect to have an adverse effect on our business, financial condition and operating results.
Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or operating results.
Online marketplaces offering pet care services are a relatively nascent business model and are rapidly evolving. We are or may become subject to a variety of laws in the United States and other jurisdictions. Laws, regulations and standards governing issues such as worker classification, labor and employment, anti-discrimination, animal safety, home-based pet care licensing and regulation, online payments, gratuities, pricing and commissions, subscription services, intellectual property, background checks, algorithm-based discrimination and tax are often complex and subject to varying interpretations, in many cases due to their lack of specificity. The scope and interpretation of these laws and whether they are applicable to us, are often uncertain and may be conflicting, including varying standards and interpretations among countries, between state or province and federal law, between individual states or provinces and even at the city and municipality level. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies. We have been proactively working with state and local governments and regulatory bodies to ensure that our platform is available broadly in the United States and Canada and may need to do so in Europe as well.
Additionally, laws relating to the potential liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities in the United States at the federal and state level are considering a number of legislative and regulatory proposals concerning privacy and other matters that may be applicable to our business. It is also likely that if our business grows and evolves and our services are used in a greater number of geographies, we would become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws would be applied to our business and the new laws to which it may become subject.

In the United States, money transmission is subject to various state and federal laws and the rules and regulations are enforced by multiple authorities and governing bodies, including numerous federal, state and local agencies who may define money transmission differently. Outside of the United States, we are subject to additional laws, rules and regulations related to the provision of payments and financial services and if we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. Noncompliance with such regulations may subject us to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.
Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and companies engaged in dealings with independent service providers or otherwise viewed as part of the “gig economy.” Legislative, regulatory, and administrative bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business, including by changing employment-related laws or by regulating or capping the commissions businesses like ours agree to with service providers or the fees that we may charge pet parents. In addition, regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another, which creates additional challenges to managing our business.
Our success, or perceived success and increased visibility may also drive some businesses that perceive our business model as a threat to their services or otherwise negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where we may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of pet parents and service providers to use our platform.
If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, including any future laws or regulations that we may not be able to fully anticipate at this time, we could be materially adversely affected and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain services or platform features, which would adversely affect our business. Any failure to comply with applicable laws and regulations could also subject us to claims and other legal and regulatory proceedings, fines, or other penalties, criminal and civil proceedings, forfeiture of significant assets and other enforcement actions. In addition, the increased attention to liability issues as a result of lawsuits and legislative proposals could adversely affect our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability are also expected to adversely affect our business, financial condition and operating results.
Government regulation of the Internet, mobile devices and e-commerce is evolving and unfavorable changes could substantially adversely affect our business, financial condition and operating results.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, mobile devices and e-commerce that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet, mobile devices, e-commerce, or other online services and increase the cost of providing online services, require us to change our business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may address taxation, tariffs, privacy, data retention and protection, data security, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, text messaging, Internet and mobile application access to our offerings and the characteristics and quality of online offerings, the provision of online payment services and the characteristics and quality of services. It is not always clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the Internet and e-commerce. In addition, as we continue to expand internationally, it is possible that foreign government entities may seek to censor content available on our mobile applications or website or may even attempt to block access to our mobile applications and website. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition and operating results.
We are subject to regulatory inquiries, claims, lawsuits, investigations, various proceedings and other disputes and faces potential liability and expenses for legal claims, which could materially adversely affect our business, operating results and financial condition.
We are or may become subject to claims, lawsuits, arbitration proceedings, government investigations and other legal, regulatory and administrative proceedings, including those involving pet injury, personal injury, property damage, worker classification, pay model, labor and employment, unemployment insurance benefits, workers’ compensation, anti-discrimination, commercial disputes, competition, pet care provider and pet parent complaints, intellectual property disputes, compliance with regulatory requirements, data security, advertising practices, tax issues and other matters and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploys new services.
We have in the past been, are currently and may in the future be the subject of regulatory and administrative investigations, audits and inquiries conducted by federal, state, or local governmental agencies. Results of investigations, audits and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition and operating results, particularly if an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters and the diversion of management resources and other factors.
We are also subject to claims, lawsuits and other legal proceedings seeking to hold us vicariously liable for the actions of pets, pet parents and service providers. In the ordinary course of business, our Trust and Safety team receives claims pursuant to the Rover Guarantee Program, as well as claims and threats of legal action that arise from pet sitting services booked through the Rover website or applications. Various parties have from time to time claimed and may claim in the future, that we are liable for damages related to accidents or other incidents involving pets, pet parents, pet service providers and third parties. For example, third parties have asserted legal claims against us in connection with personal injuries related to pet or human safety issues or accidents caused by service providers or animals. We have incurred expenses to settle personal injury claims, which we sometimes choose to settle for reasons including implementation of the Rover Guarantee Program, customer goodwill, expediency, protection of our reputation and to prevent the uncertainty of litigating and we expect that such expenses will continue to increase as our business grows and it faces increasing public scrutiny. We are currently named as a defendant in a number of matters related to accidents or other incidents involving users of our platform, pets, or third parties. Pending or threatened legal proceedings could have a material impact on our business, financial condition, or operating results. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any pet parents, pet service providers, animals, or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition and operating results.
Reports, whether true or not, of animal-borne illnesses and injuries caused by pet care or unsanitary handling, cleaning, or grooming or other pet services incidents have led to potential legal claims against and severely injured the reputations of, participants in the pet services business and could do so in the future as well. In addition, reports of animal-borne illnesses or other safety issues occurring solely at competitors that are not on our platform, could, as a result of negative publicity about the pet services industry generally, adversely affect our business, financial condition and operating results.
We also face potential liability and expense for claims, including class, collective and other representative actions, by or relating to pet care providers regarding, among other things, the classification of pet care providers that use our platform as well as our service provider pay model, including claims regarding disclosures we make with respect to sales tax, service fees and gratuities, the process of signing up to become a service provider, including the background check process and the nature and frequency of our communications to service providers via email, text, or telephone. In addition, we face potential liability and expense for claims, including class actions, by service providers relating to, among other things, our service provider pay model, including claims regarding disclosures we make with respect to sales tax, service fees and gratuities, the services it facilitates, discrepancies between the information on our website and mobile applications and the experience of pet parents and pet service providers and the nature and frequency of our marketing communications via email, text, or telephone.
In addition, we face claims and litigation relating to possible pet and human fatalities, injuries, other violent acts, illness (including COVID-19), cancellations and return of booking deposits, property damage, motor vehicle accidents and privacy or data protection violations that occurred during a service booked on our platform. We could face additional litigation and government inquiries and fines relating to our business practices, cancellations and other consequences due to natural disasters or other unforeseen events beyond our control such as wars, regional hostilities, health concerns, including epidemics and pandemics such as COVID-19, or law enforcement demands and other regulatory actions.
We face potential liability and expense for claims relating to the information that we publish on our website and mobile applications, including claims for trademark and copyright infringement, defamation, libel and negligence, among others. Our platform also relies upon content that is created and posted by pet care providers, pet parents, or other third parties. Claims of defamation, disparagement, negligence, warranty, personal harm, intellectual property infringement, or other alleged damages could be asserted against us, in addition to our pet care providers and pet parents. While we rely on a variety of statutory and common-law frameworks and defenses, including those provided by the DMCA, the CDA, the fair-use doctrine in the United States and the E-Commerce Directive in the European Union, differences between statutes, limitations on immunity, requirements to maintain immunity and moderation efforts in the many jurisdictions in which we operate may affect our ability to rely on these frameworks and defenses, or create uncertainty regarding liability for information or content uploaded by pet care providers and pet parents or otherwise contributed by third-parties to our platform. Moreover, regulators in the United States and in other countries may introduce new regulatory regimes, such as a potential repeal of CDA Section 230, that increase potential liability for information or content available on our platform.
The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and operating results. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and operating results. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.
In addition, we include arbitration and class action waiver provisions in our terms of service with the pet parents and pet care providers that use our platform. These provisions are intended to streamline the litigation process for all parties involved, as they can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration can be costly and burdensome and the use of arbitration and class action waiver provisions subjects us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration and class action waiver provisions or be required to do so in a legal or regulatory proceeding, either of which could cause an increase in our litigation costs and exposure. Additionally, we permit certain users of our platform to opt out of such provisions, which could also cause an increase in our litigation costs and exposure.
Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration and class action waivers on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration and class action waiver provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If these provisions were found to be unenforceable, in whole or in part, or specific claims are required to be exempted, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition and operating results.
We are subject to governmental economic and trade sanctions laws and regulations which could subject it to liability and negatively affect our business, operating results and financial condition.
We are required to comply with economic and trade sanctions administered by governments where we operate, including the U.S. government (including without limitation regulations administered and enforced by the U.S. Office of Foreign Assets Control, or OFAC, and the U.S. Department of Commerce), the Council of the European Union and the Office of Financial Sanctions Implementation of Her Majesty’s Treasury in the United Kingdom, or OFSI. These economic and trade sanctions prohibit or restrict transactions to or from or dealings with certain specified countries, regions, their governments and, in certain circumstances, their nationals and with individuals and entities that are specially-designated, such as individuals and entities included on OFAC’s List of Specially Designated Nationals, or SDN List), subject to EU/UK asset freezes, or other sanctions measures. Any future economic and trade sanctions imposed in jurisdictions where we have significant business could materially adversely impact our business, operating results and financial condition. Our ability to track and verify transactions and otherwise to comply with these regulations require a high level of internal controls. We maintain policies and procedures to implement these internal controls, which we periodically assess and update to the extent we identify compliance gaps. Our internal policies and procedures require that we report to OFAC on payments we have rejected or blocked pursuant to OFAC sanctions regulations and on any possible violations of those regulations. Our policies also require that we report to OFSI on dealings with persons subject to EU/UK sanctions. There is a risk that, despite the internal controls that we have in place, we have engaged in dealings with persons sanctioned under applicable sanctions laws. Any non-compliance with economic and trade sanctions laws and regulations or related investigations could result in claims or actions against us and materially adversely affect our business, operating results and financial condition. As our business continues to grow and regulations change, we may be required to make additional investments in internal controls or modify our business.
We are subject to various U.S. and international anti-corruption laws and other anti-bribery and anti-kickback laws and regulations.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person, or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents who are acting on our behalf. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries and our employees, representatives, contractors and agents, even if it does not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a drop in our stock price, or overall adverse consequences to our business, all of which may have an adverse effect on our reputation, business, financial condition and operating results.

Taxing authorities may successfully assert that we have not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on us and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition and operating results.
The application of non-income, or indirect, taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.
In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and operating results.
We are subject to indirect taxes, such as payroll, sales, use, value-added and goods and services taxes and we may face various indirect tax audits in various U.S. and foreign jurisdictions. We believe that we remit indirect taxes in all relevant jurisdictions in which we generate taxable sales, based on our understanding of the applicable laws in those jurisdictions. However, tax authorities may raise questions about, or challenge or disagree with, our calculation, reporting, or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently do so, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage pet parents and service providers from utilizing our offerings, or could otherwise harm our business, financial condition and operating results. Further, even where we are collecting taxes and remitting them to the appropriate authorities, we may fail to accurately calculate, collect, report and remit such taxes. Additionally, if we or pet care providers try to pass along increased additional taxes and raise fees or prices to pet parents, booking volume may decline.
As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely affect our operating results in future periods in which we change our estimate of tax obligations or in which the ultimate tax outcome is determined.
We may have exposure to greater than anticipated tax liabilities.
We are subject to income taxes in the United States and certain foreign jurisdictions. Our effective tax rate could be materially adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses and the valuation of deferred tax assets. Increases in our effective tax rate would reduce profitability or increase losses.
As we expand the scale of our international business activities, any changes in the United States or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and operating results.
We have been subject to examination and may be subject to examination in the future, by federal, state, local and foreign tax authorities on income, employment, sales and other tax matters. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition and operating results. See “— Risks Related to Regulation and Taxation—If pet care providers are reclassified as employees under applicable law, our business would be materially adversely affected” and “—Risks Related to Regulation and Taxation —Taxing authorities may successfully assert that we have not properly collected, or in the future should collect, sales and use, gross receipts, value added, or similar taxes and may successfully impose additional obligations on us and any such assessments, obligations, or inaccuracies could adversely affect our business, financial condition and operating results.”

The Organization for Economic Cooperation and Development, or OECD, has been working on a Base Erosion and Profit Shifting Project and issued a report in 2015 and an interim report in 2018 and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. In October 2021, the OECD announced that over 130 countries, including the United States and the other G-20 countries, had reached an agreement on the Base Erosion and Profit Shifting Project to be implemented over the next two years. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income (including indirect) taxes, including taxes based on a percentage of revenue. For example, France, Italy, Spain and the United Kingdom, among others, have each proposed or enacted taxes applicable to digital services, which includes business activities on digital platforms and would likely apply to our business. The Biden Administration and members of the U.S. Congress have also issued proposals that may change various aspects of the existing framework under which our tax obligations are determined.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2020, we had accumulated $235 million, $81 million and $6 million of federal, state and non-U.S. net operating loss carryforwards, or NOLs, respectively, some of which are available to reduce future taxable income and which will begin to expire in 2031 for federal and 2025 for state tax purposes. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs to offset its post-change taxable income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. In the event that it is determined that we have in the past experienced an ownership change, or if we experience one or more ownership changes as a result of future transactions in our stock, our ability to use NOLs to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.
Under the legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, NOLs from taxable years that began after December 31, 2017 may offset no more than 80% of current year taxable income for taxable years beginning after December 31, 2020. NOLs arising in taxable years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and 20-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes did not impact our balance sheet as of December 31, 2020 or our results of operations for the year ended December 31, 2020.
There is also a risk that our existing NOLs or tax credits could expire or otherwise be unavailable to offset future income tax liabilities, either as the result of regulatory changes issued, possibly with retroactive effect, by various jurisdictions seeking to raise revenue to help counter the fiscal impact of the COVID-19 pandemic, or for other unforeseen reasons. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California and other states may enact suspensions as well.
Risks Related to Privacy and Technology
We have been subject to cybersecurity incidents in the past and anticipate being the target of future attacks. Any actual or perceived breach of security or security incident or privacy or data protection breach or violation could interrupt our operations, harm our brand and adversely affect our reputation, business, financial condition and operating results.
Our business involves the collection, storage, processing and transmission of personal data and other sensitive and proprietary data of pet parents and pet care providers. Additionally, we maintain, and third party service providers on our behalf maintain, sensitive and proprietary information relating to our business, such as our own proprietary information, other confidential information and personal data relating to individuals such as our employees. An increasing number of organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. We, and our third party service providers, have experienced and may in the future experience such attacks. In addition, these incidents can originate on our vendors’ websites, which can then be leveraged to access our website, further preventing our ability to successfully identify and mitigate the attack.
Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks, react in a timely manner, or implement adequate preventive measures and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-, data protection- and security-related incidents. In addition, users on our platform could have vulnerabilities on their own devices that are unrelated to our systems and platform but could mistakenly be attributed to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. We have previously experienced incidents of fraud on our platform that we believe involved credential stuffing attacks and which we were unable to detect or prevent.
Although we have developed systems and processes that are designed to protect data of pet parents and pet care providers that use our platform, protect our systems and the proprietary, sensitive and confidential information we maintain, prevent data loss, and prevent other security breaches and security incidents, these security measures have not fully protected against such matters in the past and cannot guarantee security in the future. The IT and infrastructure used in our business may be vulnerable to cyberattacks or security breaches and third parties may be able to access data, including personal data and other sensitive and proprietary data of pet parents and pet care providers, our employees’ personal data, or our other sensitive, confidential or proprietary data that it maintains or that otherwise is accessible through those systems. Employee error, malfeasance, or other errors in the storage, use, or transmission of any of these types of data could result in an actual or perceived privacy, data protection, or security breach or other security incident. Although we have policies restricting access to the personal information we store, there is a risk that these policies may not be effective in all cases.
Any actual or perceived breach of privacy or data protection, or any actual or perceived security breach or other incident that impacts our platform or systems, other IT and infrastructure used in our business, or data maintained or processed in our business, could interrupt our operations, result in our platform being unavailable, result in loss or improper access to, or acquisition or disclosure of, data, result in fraudulent transfer of funds, harm our reputation, brand and competitive position, damage our relationships with third-party partners, or result in claims, litigation, regulatory investigations and proceedings, increased credit card processing fees and other costs and significant legal, regulatory and financial exposure, including ongoing monitoring by regulators and any such incidents or any perception that our security measures are inadequate could lead to loss of pet parents’ and pet care providers’ confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition and operating results. Any actual or perceived breach of privacy, data protection or security, or other security incident, impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. Further, any cyberattacks or actual or perceived security, privacy or data protection breaches and other incidents directed at, or suffered by, our competitors could reduce confidence in our industry and, as a result, reduce confidence in us. We also expect to incur significant costs in an effort to detect and prevent privacy, data protection and security breaches and other privacy-, data protection- and security-related incidents and we may face increased costs and requirements to expend substantial resources if an actual or perceived privacy, data protection, or security breach or other incident occurs.
While we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure investors that our insurance will be adequate to cover costs and liabilities related to any incidents, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, reputation, results of operations and financial condition.

Changes in laws or regulations relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of data relating to individuals, could adversely affect our business.
We receive, transmit and store a large volume of personally identifiable information and other data relating to users on our platform, as well as personally identifiable information and other data relating to individuals such as our employees. Numerous local, municipal, state, federal and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure and protection of certain types of data, including the California Online Privacy Protection Act, Canada’s Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Legislation, the EU ePrivacy Directive, the EU General Data Protection Regulation, or GDPR, the Telephone Consumer Protection Act (restricting telemarketing and the use of automated SMS text messaging), Section 5 of the Federal Trade Commission Act and the California Consumer Privacy Act, or the CCPA. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement and may be inconsistent from one jurisdiction to another.
For example, the GDPR, which became effective on May 25, 2018, has resulted and will continue to result in significantly greater compliance burdens and costs for companies like ours. The GDPR regulates our collection, control, processing, sharing, disclosure and other use of data that can directly or indirectly identify a living individual that is a resident of the European Union, referred to as personal data, and imposes stringent data protection requirements with significant penalties and the risk of civil litigation, for noncompliance. Failure to comply with the GDPR may result in fines of up to 20 million Euros or up to 4% of the annual global revenue of the infringer, whichever is greater. It may also lead to civil litigation, with the risks of damages or injunctive relief, or regulatory orders adversely impacting the ways in which our business can use personal data.
In addition, the United Kingdom has implemented legislation similar to the GDPR, referred to as the UK GDPR, which provides for fines of up to the greater of 17.5 million British Pounds and 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear. An example is the regulation of data transfers between EU member states and the United Kingdom and the role of the United Kingdom’s Information Commissioner’s Office with respect to the EU. These changes will lead to additional costs and increase our overall risk exposure.
Additionally, we are or may become subject to laws, rules and regulations regarding cross-border transfers of personal data, including those relating to transfer of personal data outside the European Economic Area, or EEA. Recent legal developments have created complexity and uncertainty regarding transfers of personal data from the EEA to the U.S. and other jurisdictions; for example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it noted that reliance on them may not necessarily be sufficient in all circumstances. In addition to other mechanisms (particularly standard contractual clauses), in limited circumstances we may rely on Privacy Shield certifications of third parties (for example, vendors and partners). These developments regarding cross-border data transfers have created uncertainty and increased the risk around our international operations and may require us to review and amend the legal mechanisms by which we make or receive personal data transfers to the U.S. and other jurisdictions.
The CCPA, which went into effect on January 1, 2020, among other things, requires covered companies to provide new disclosures to California consumers and affords such consumers abilities to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising their CCPA rights. The CCPA imposes severe statutory damages as well as a private right of action for certain data breaches. This private right of action is expected to increase the likelihood of and risks associated with, data breach litigation. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or the CPRA. The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business and establishes a regulatory agency dedicated to enforcing those requirements. In addition, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or VCDPA, creating the second comprehensive U.S. state privacy law, which will take effect on January 1, 2023, and the Colorado Privacy Act, passed on June 8, 2021, will take effect six months later on July 1, 2023. Both laws emulate the CCPA and the CPRA in many respects, but despite similarities each law includes its own unique compliance requirements. Aspects of the interpretation and enforcement of these laws remain uncertain. Comprehensive privacy laws have also been proposed in many other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States, with potentially greater penalties and more rigorous compliance requirements relevant to our business. The effects of such laws, are significant and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. Without a federal law that preempts contradicting provisions among state laws, companies like ours that operate on a national scale are responsible for monitoring and complying with the patchwork of state requirements. The CCPA, CPRA, VCDPA, Colorado Privacy Act and other changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our platform, require significant changes to our operations, or even prevent us from providing our platform in jurisdictions in which we currently operate and in which we may operate in the future.
Additionally, we have incurred and may continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards, or contractual obligations. For example, the use of cookies and other tracking technologies is subject to the CCPA, the CPRA and the ePrivacy Directive—the latter of which is likely to be replaced by the ePrivacy Regulation, a proposed EU regulation that would substantially increase the potential fines for noncompliance. Increased regulation and regulatory scrutiny could force us to change how we use these technologies, limit the effectiveness of our marketing activities, divert technology personnel resources, increase costs, and subject us to additional liabilities. Furthermore, publication of our privacy statement and other policies regarding privacy, data protection and data security may subject us to investigation or enforcement actions by regulators if those statements or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. We are also bound by contractual obligations related to privacy, data protection and data security and our efforts to comply with such obligations may not be successful or may have other negative consequences. The various privacy, data protection and data security legal obligations that apply to us may evolve in a manner that relates to our practices or the features of our mobile applications or website and we may need to take additional measures to comply with the new and evolving legal obligations, including but not limited to training efforts for our employees, contractors and third party partners. Such efforts may not be successful or may have other negative consequences. In particular, with such laws and regulations imposing new and relatively burdensome obligations and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.
Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our interpretations of the law, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. Our failure, or the failure by our third-party providers, pet parents, or pet care providers on our platform, or consequences associated with our efforts to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of data relating to service providers, pet parents. or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing service providers and pet parents from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and operating results.
Systems defects and failures and resulting interruptions in the availability of our website, mobile applications, or platform could adversely affect our business, financial condition and operating results.
Our success depends on pet parents and pet care providers being able to access our platform at any time. Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, infrastructure changes, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware, or other events. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.
We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our platform. Minor interruptions can result in new customer acquisition losses that are never recovered. Affected users could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed, or other functionality of our platform could adversely affect our business and reputation and could result in fewer pet parents and pet care providers using our platform.
We primarily rely on Amazon Web Services to deliver our services to users on our platform and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and operating results.
We currently rely on Amazon Web Services, or AWS, to host our platform and support our operations. We do not have control over the operations of the facilities of AWS that we use. The facilities of AWS are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of users on our platform. As our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our platform. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand the usage of our platform. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our platform. Any of the above circumstances or events may harm our reputation and brand, reduce the availability or usage of our platform, lead to a significant short-term loss of revenue, increase our costs and impair our ability to attract new users, any of which could adversely affect our business, financial condition and operating results.
Our headquarters and other essential business operations could face catastrophic events, including those from climate change, that may disrupt and harm our operations.
Our headquarters and certain other essential customer support operations are located in Washington state, which is a seismically active region. We also recently opened additional customer support operations in Texas, which is a state subject to hurricanes and tropical storms. The occurrence of a natural disaster such as an earthquake, drought, flood, fire (such as the recent wildfires in Washington and in the western United States and Canada), hurricane, tropical storm, localized extended outages of critical utilities or transportation systems, or any critical resource shortages could cause a significant interruption in our business, damage or destroy our facilities or those of service providers on which we rely, and cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. The insurance policies we maintain may not cover such losses or may not be adequate to cover losses in any particular case.
We rely on third-party payment service providers to process payments made by pet parents and payments made to pet care providers on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, operating results and financial condition could be materially adversely affected.
We rely on several third-party payment service providers, including payment card networks, banks, payment processors and payment gateways, to link us to payment card and bank clearing networks to process payments made by our pet parents and payments made to pet care providers through our platform. We also rely on these third-party providers to address our compliance with various laws, including money transmission regulations. For example, we are in the process of implementing a third-party payment service integration for our operations in the United States to address regulatory requirements that apply when processing payments by pet parents made to pet care providers in certain jurisdictions. We have agreements with these providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms, we are unable to integrate with a provider in a timely manner, or regulators take action against us, our business may be disrupted. In such case, we would need to find an alternate payment service provider and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. If we need to migrate to alternative or integrate additional third-party payment service providers for any reason, the transition or addition would require significant time and management resources and may not be as effective, efficient, or well-received by our pet care providers and pet parents or adequately address regulatory requirements. Any of the foregoing risks related to third-party payment service providers, including compliance with money transmission rules in any jurisdiction in which we operate, could cause us to incur significant losses and, in certain cases, require us to make payments to pet care providers out of our funds, which could materially adversely affect our business, operating results and financial condition. See “—Risks Related to Regulation and Taxation—Our business is subject to a variety of U.S. laws and regulations, many of which are unsettled and still developing and failure to comply with such laws and regulations could subject us to claims or otherwise adversely affect our business, financial condition, or operating results.”
In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or facilitate timely payments to pet care providers on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain pet care providers and pet parents. Compromise of third party payment providers also could result in loss of funds by Rover or by pet care providers.
Moreover, our agreements with payment service providers may allow these companies, under certain conditions, to hold an amount of our cash as a reserve. They may be entitled to a reserve or suspension of processing services upon the occurrence of specified events, including material adverse changes in our business, operating results and financial condition. An imposition of a reserve or suspension of processing services by one or more of our processing companies could have a material adverse effect on our business, operating results and financial condition.
If we fail to invest adequate resources into the payment processing infrastructure on our platform, or if our investment efforts are unsuccessful or unreliable, our payments activities may not function properly or keep pace with competitive offerings, which could adversely impact their usage. Further, our ability to expand our payments activities into additional countries is dependent upon the third-party providers we use to support these activities. As we expand the availability of our platform to additional geographies or offer new payment methods to our pet care providers and pet parents in the future, we may become subject to additional regulations and compliance requirements and exposed to heightened fraud risk, which could lead to an increase in our operating expenses.
For certain payment methods, including credit and debit cards, we pay interchange and other fees and such fees result in significant costs. Payment card network costs have increased and may continue to increase in the future, the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on any such transaction. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us. Credit card transactions result in higher fees to us than transactions made through debit cards. We also face a risk of increased transaction fees and other fines and penalties, if we or our service providers fail to comply with payment card industry security standards. Any material increase in interchange fees in the United States or other geographies, including as a result of changes in interchange fee limitations imposed by law in some geographies, or other network fees or assessments, or a shift from payment with debit cards to credit cards could increase our operating costs and materially adversely affect our business, operating results and financial condition.
We rely on third parties to provide some of the software or features for our platform and depend on the interoperability of our platform across third-party applications and services. If these third parties were to interfere with the distribution of our platform or with our use of their software, our business would be materially adversely affected.
We rely upon certain third parties to provide software or features for our platform. If the third parties we rely upon cease to provide access to the third-party software that we, pet parents and pet care providers use, do not provide access to the software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of the software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business. For example, we rely on Google Maps for maps and location data that are core to the functionality of our platform, telecommunication service providers for voice calls and SMS, and we integrate applications, content and data from third parties to deliver our platform and services.
Third-party applications, products and services are constantly evolving and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. If we lose such interoperability, experience difficulties or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products, the growth of our community and our business, results of operations and financial condition could be materially adversely affected.
We rely on mobile operating systems and application marketplaces to make our applications available to pet parents and pet care providers and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high user reviews, our usage or brand recognition could decline and our business, financial results and operating results could be materially adversely affected.
We depend in part on mobile operating systems, such as Android and iOS and their respective application marketplaces, to make our applications available to pet parents and pet care providers that use our platform. Any changes in such systems and application marketplaces that degrade the functionality of our applications or give preferential treatment to our competitors’ applications could adversely affect our platform’s usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our applications available to pet parents and pet care providers, make changes that degrade the functionality of our applications, increase the cost to users or to us of using such mobile operating systems or application marketplaces or our applications, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of our applications, our user growth could slow, pause or decline. Our applications have experienced fluctuations in the past and we anticipate similar fluctuations in the future. Any of the foregoing risks could adversely affect our business, financial condition and operating results.
As new mobile devices and mobile platforms, as well as entirely new tech platforms, are developed and released, there is no guarantee that certain devices will continue to support our platform or effectively roll out updates to our applications. Additionally, in order to deliver high-quality applications, we need to ensure that our platform is designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance users’ experience. If pet parents or pet care providers that use our platform encounter any difficulty accessing or using our applications on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our user growth and user engagement would be materially adversely affected.
Our platform contains third-party open source software components and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our platform.
Our platform contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.
Some open source licenses contain requirements that may, depending on how the licensed software is used or modified, require that we make available source code for modifications or derivative works we create based upon the licensed open source software, authorizes further modification and redistribution of that source code, makes that source code available at little or no cost, or grants other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software under the terms of an open source software license. This could enable our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.
We also release certain of our proprietary software modules to the public under open source licenses. Although we have certain policies and procedures in place to monitor our use of open source software that are designed to avoid subjecting our platform to conditions we do not intend, those policies and procedures may not be effective to detect or address all such conditions. In addition, the terms of many open source licenses have not been interpreted by U.S. or foreign courts and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and operating results.
Risks Related to Our Intellectual Property
Failure to adequately protect our intellectual property could adversely affect our business, financial condition and operating results.
Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of trademarks, copyrights, trade secrets, license agreements, intellectual property assignment agreements and confidentiality procedures to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology and confidential information by requiring our employees and consultants who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties with whom we share information to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy if unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our intellectual property, confidential information and trade secrets through various methods, including through scraping of public data or other content from our website or mobile applications, cybersecurity attacks and legal or other methods of protecting this data may be inadequate.
As of September 30, 2021, we held nine registered trademarks in the United States and 19 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and pending trademark applications in the United States and foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.rover.com and other variations. Competitors have and may continue to adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. We hold no patents or pending patent applications. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain, or enforce our proprietary rights may not be respected in the future or may be invalidated, circumvented, or challenged and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition and operating results.
Intellectual property infringement assertions by third parties could result in significant costs and adversely affect our business, financial condition, operating results and reputation.
We operate in an industry with frequent intellectual property litigation. Other parties have asserted, and in the future may assert, that we have infringed their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing.
Further, we cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition and operating results. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s patent or copyright rights, cease making, licensing, or using products that are alleged to incorporate the intellectual property of others, expend additional development resources to redesign our offerings and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition and operating results.
We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.
We have registered domain names that we use in, or are related to, our business, most importantly www.rover.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names outside the United States due to a variety of reasons, including because they are already held by others. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to our domain names. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition and operating results.

Risk Related to Our Operations
We depend on our highly skilled employees to grow and operate our business and if we are unable to hire, retain, manage and motivate our employees, or if our new employees do not perform as anticipated, we may not be able to grow effectively and our business, financial condition and operating results could be materially adversely affected.
Our future success will depend in part on the continued service of our senior management team, key technical employees and other highly skilled employees, including Aaron Easterly, our co-founder and chief executive officer, Tracy Knox, our chief financial officer, and Brent Turner, our chief operating officer, and on our ability to continue to identify, hire, develop, motivate and retain talented employees. We may not be able to retain the services of any of our employees or other members of senior management in the future. Also, our U.S.-based employees, including our senior management team, work for us on an at-will basis and there is no assurance that any such employee will remain with us. Additionally, our reduction in workforce in response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business may hinder our ability to hire and retain employees going forward. Current job market dynamics, where the number of workers who quit their job in a single month in 2021 has broken multiple all-time U.S. records (referred to as the “Great Resignation”), further increases the challenge of employee retention.
Our competitors may be successful in recruiting and hiring members of our management team or other key employees and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary employees, particularly in critical areas of our business, we may not achieve our strategic goals. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute our plans and strategies, our business, financial condition and operating results could be materially adversely affected.
We face intense competition for highly skilled employees. For example, competition for engineering talent is particularly intense and engineering support is particularly important for our business. To attract and retain top talent, we have offered and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain highly qualified employees. On the other hand, our employees may receive significant proceeds from sales of our equity which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity and engagement could suffer, which could adversely affect business, financial conditions and operating results.
Our company culture has contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be materially adversely affected.
We believe that our company culture has been critical to our success. We face many challenges that may affect our ability to sustain our corporate culture, including:
•failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;
•our previous reduction in workforce in response to the economic challenges and uncertainty resulting from the COVID-19 pandemic and its impact on our business;
•the potential growth in size and geographic diversity of our workforce;

•competitive pressures to move in directions that may divert us from our mission, vision and values (including, for example, pressure exerted by large technology companies adopting permanent remote work frameworks);
•the impact on employee morale created by geopolitical events, public stock market volatility and general public company criticism;
•the continued challenges of a rapidly evolving industry;
•the increasing need to develop expertise in new areas of business that affect us;
•negative perception of our treatment of employees, pet parents, pet care providers, or our response to employee sentiment related to political or social causes or actions of management; and
•the integration of new personnel and businesses from acquisitions.
If we are not able to maintain and evolve our culture, our business, financial condition and operating results could be materially adversely affected.
Our support function is critical to the success of our platform and any failure to provide high-quality service could affect our ability to retain our existing pet care providers and pet parents and attract new ones.
Our ability to provide high-quality support to our community of pet care providers and pet parents is important for the growth of our business and any failure to maintain such standards of support, or any perception that we do not provide high-quality service, could affect our ability to retain and attract pet care providers and pet parents. Meeting the support expectations of our pet care providers and pet parents requires significant time and resources from our support team and significant investment in staffing, technology (including automation and machine learning to improve efficiency), infrastructure, policies and support tools. The failure to develop the appropriate technology, infrastructure, policies and support tools, to hire new operations personnel in a manner that keeps pace with our post-2020 business recovery, or to manage or properly train our support team, could compromise our ability to resolve questions and complaints quickly and effectively. As part of our 2020 workforce reduction, we significantly reduced the number of employees in our support organization and our technology organization, which impacted or could in the future impact our ability to provide effective support to our pet care providers and pet parents. Our service is staffed based on complex algorithms that map to our business forecasts. Any volatility or errors in judgment in those forecasts could lead to staffing gaps that could impact the quality of our service. We have in the past experienced and may in the future experience backlog incidents that lead to substantial delays or other issues in responding to requests for customer support, which may reduce our ability to effectively retain pet care providers and pet parents.
The majority of our customer contact volume typically is serviced by a limited number of third-party service providers. We rely on our internal team and these third parties to provide timely and appropriate responses to the inquiries of pet care providers and pet parents that come to us via telephone, email, social media and chat. Reliance on these third parties requires that we provide proper guidance and training for our employees, maintain proper controls and procedures for interacting with our community and ensure acceptable levels of quality and customer satisfaction are achieved. Failure to appropriately allocate functions to these third-party service providers or to maintain suitable training, controls and procedures could materially adversely impact our business.
We provide support to pet care providers and pet parents and help to mediate disputes between pet care providers and pet parents. We rely on information provided by pet care providers and pet parents and are at times limited in our ability to provide adequate support or help pet care providers and pet parents resolve disputes due to our lack of information or control. To the extent that pet care providers and pet parents are not satisfied with the quality or timeliness of our support or third-party support, we may not be able to retain pet care providers or pet parents and our reputation as well our business, operating results and financial condition could be materially adversely affected.

When a pet care provider or pet parent has a poor experience on our platform, we may issue refunds or coupons for future bookings, or other customer service gestures of monetary value. These refunds and coupons are generally treated as a reduction to revenue and we may make payouts for property damage and personal and animal injury claims under the Rover Guarantee Program. A robust support effort is costly and we expect such costs to continue to rise in the future as we grow our business and implement new product offerings. We have historically seen a significant number of support inquiries from pet care providers and pet parents. Our efforts to reduce the number of support requests may not be effective and we could incur increased costs without corresponding revenue, which would materially adversely affect our business, operating results and financial condition.
We rely on a third-party background check provider and a third-party identification provider to screen potential pet care providers and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition and operating results could be materially adversely affected.
In the United States and Canada, we rely on a single third-party background check provider to provide or confirm the criminal and other records of potential pet care providers to help identify those that are not eligible to use our platform pursuant to our internal standards and applicable law, and in Europe we rely on a single identity verification provider. Our business may be materially adversely affected to the extent such providers do not meet their contractual obligations, our expectations, or the requirements of applicable laws or regulations. If either of our third-party background check provider or our identity verification provider terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider and may not be able to secure similar terms or replace such partners in an acceptable timeframe. If we cannot find alternate providers on terms acceptable to us, we may not be able to timely onboard potential pet care providers and as a result, our platform may be less attractive to potential pet care providers and we may have difficulty finding enough pet care providers to meet pet parent demand. Further, if the background checks or identity verification checks conducted by our third-party provider or the third-party databases they check are, or are perceived to be, inaccurate, insufficiently inclusive of relevant records or otherwise inadequate or below expectations, pet care providers who otherwise would be barred from using our platform may be approved to offer services via our platform and some pet care providers may be inadvertently excluded from our platform. As a result of inaccurate or incomplete background or verification checks, we may be unable to adequately provide a safe environment for pets and pet parents and our reputation and brand could be materially adversely affected and we could be subject to increased regulatory or litigation exposure. In addition, we do not generally run additional background checks on pet care providers after they have been approved to use our platform. If a pet care provider engages in criminal activity after the third-party background check has been conducted, we may not be informed of such criminal activity and this pet care provider may be permitted to continue offering services through our platform. If we choose to engage in more frequent background checks in the future, we may experience a decrease in pet care provider retention, which may adversely impact our platform. We are also subject to a number of laws and regulations applicable to background and identity verification checks for potential and existing pet care providers that use our platform. If we or our third-party background check provider or identity verification provider fail to comply with applicable laws and regulations in the handling of background or identity verification checks or the use of background check or identity verification information, our reputation, business, financial condition and operating results could be materially adversely affected and we could face legal action, including class, collective, or other representative actions.
Any negative publicity related to any of our third-party background check providers or third-party identity verification provider, including publicity related to safety incidents or actual or perceived privacy or data security breaches or other security incidents, could adversely affect our reputation and brand and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition and operating results.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and operating results.
We procure third-party insurance policies to cover various operations-related risks, including general liability, auto liability, excess and umbrella liability, employment practices liability, workers’ compensation, property, cybersecurity and data breaches, crime and fiduciary liability and directors’ and officers’ liability. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services and we may have to pay high premiums, self-insured retentions, or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers become insolvent, such provider would be unable to pay any operations-related claims that we make. Further, some of our agreements with merchants require that we procure certain types of insurance and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these merchant agreements.
If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, or otherwise paid by us. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition and operating results could be materially adversely affected if: (1) the cost per claim, premiums, or the number of claims significantly exceeds our historical experience or coverage limits; (2) we experience a claim in excess of our coverage limits; (3) our insurance providers fail to pay on our insurance claims; (4) we experience a claim for which coverage is not provided; or (5) the number of claims under our deductibles or self-insured retentions differs from historical averages.
We may have insufficient or no coverage for certain events, including reclassification of pet care providers under applicable law and certain business interruption losses, such as those resulting from the COVID-19 pandemic. Additionally, certain policies may not be available to us and the policies we have and obtain in the future may be insufficient to cover all of our business exposure.
While the Rover Guarantee Program is a commercial agreement with pet parents and pet care providers for which we are primarily responsible, we rely on our general liability insurance policy to provide coverage to us for claims and losses subject to the Rover Guarantee Program that exceed our self-insured retention. Increased claim frequency and severity and increased fraudulent claims could result in greater payouts, premium increases, or difficulty securing coverage. Further, disputes with pet care providers as to whether the Rover Guarantee Program applies to alleged losses or damages and the increased submission of fraudulent payment requests could require significant time and financial resources.
We may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience.
Our capacity for continued growth depends in part on our ability to expand our operations into and compete effectively in, new local markets, including in geographies outside of the United States. It may be difficult for us to accurately predict pet parent preferences and purchasing habits in these new local markets. In addition, each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate, the pool of pet care providers that are available and our costs associated with insurance, support, fraud and onboarding new pet care providers. In addition, each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive services than alternative options, to provide effective customer support and to efficiently attract and retain pet parents and pet care providers, all of which affect our sales, operating results and key business metrics. As a result, we may experience fluctuations in our operating results due to changing dynamics in the local markets where we operate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition and operating results could be materially adversely affected.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.
We have started expanding our presence internationally. We opened our platform in Canada in 2017 and in Europe in 2018 and we may continue to expand our international operations. We are a growing platform with pet care providers in over 24,000 neighborhoods. For the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, 5%, 5%, and 4% of our revenue, respectively, was generated from offerings outside of the United States. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:
•recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;
•an inability to attract pet care providers and pet parents;
•competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;
•differing demand dynamics, which may make our platform less successful;
•complying with varying laws and regulatory standards, including with respect to labor and employment, data privacy and data protection, tax and local regulatory restrictions;
•obtaining any required government approvals, licenses, or other authorizations;
•varying levels of Internet and mobile technology adoption and infrastructure;
•currency exchange restrictions or costs and exchange rate fluctuations;
•operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;
•public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred and which may occur, in various parts of the world in which we operate or may operate in the future; and
•limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.
Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition and operating results could be materially adversely affected.
In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls and trade and economic sanctions.
The failure to successfully execute and integrate acquisitions could materially adversely affect our business, operating results and financial condition.
As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement our business. For example, in March 2017 we acquired DogVacay and in October 2018 we acquired DogBuddy. We have previously acquired and continue to evaluate targets that operate in relatively nascent markets and as a result, there is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and operating results, including:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•failure or material delay in closing a transaction;
•transaction-related lawsuits or claims;
•difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;
•difficulties in retaining key employees or business partners of an acquired company;
•difficulties in retaining merchants, consumers and service providers, as applicable, of an acquired company;
•challenges with integrating the brand identity of an acquired company with our own;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•failure to realize the anticipated benefits or synergies of a transaction;
•failure to identify the problems, liabilities, or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;
•risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;
•risks that regulatory bodies do not approve our acquisitions or business combinations or delay such approvals;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment in new services cannibalizes a portion of our existing business; and
•adverse market reaction to an acquisition.
If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, financial condition and operating results could be materially adversely affected.
We may require additional capital to support business growth and this capital might not be available on acceptable terms, or at all.
To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new platform features and services or enhance our existing platform, improve our operating infrastructure, or acquire complementary businesses and technologies. Although we currently anticipate that our existing cash, cash equivalents and marketable securities and cash flow from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, we may require additional financing. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities, or convertible debt securities, our existing stockholders could suffer significant dilution and any new securities we issue could have rights, preferences and privileges superior to those of current equity investors. If we raise additional funds through the incurrence of indebtedness, then we may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any additional future indebtedness we may incur may result in terms that could be unfavorable to our equity investors.
We evaluate financing opportunities from time to time and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired and our business, financial condition and operating results may be materially adversely affected.
Our application for the Paycheck Protection Program Loan could in the future be determined to have been impermissible or could result in damage to our reputation.
In April 2020, we entered into a certain Paycheck Protection Program, or PPP, Promissory Note and Agreement with SVB, pursuant to which we received loan proceeds of $8.1 million, or the PPP Loan. The PPP Loan was subject to the terms and conditions of the PPP, which was established under the CARES Act and is administered by the U.S. Small Business Administration, or the SBA. The PPP loan application required us to certify, among other things, that the “current economic uncertainty” made the PPP Loan request “necessary” to support our ongoing operations. We made this certification in good faith after analyzing, among other things, the maintenance of our workforce, our need for additional funding to continue operations, the severe impact of COVID-19 on our revenue, financial covenants associated with then-existing loans and our ability to access alternative forms of capital in the then-current market environment to offset the effects of the COVID-19 pandemic. Following this analysis, we believe that we satisfied all eligibility criteria for the PPP Loans and that our receipt of the PPP Loans was consistent with the broad objectives of the CARES Act. The certification described above did not contain any objective criteria and is subject to interpretation.
In accordance with the requirements of the PPP, we used the PPP Loan to cover certain qualified expenses, including payroll costs, rent and utility costs. The PPP Loan contained customary events of default, including, among others, those relating to breaches of obligations under the PPP Loan (including a failure to make payments), any bankruptcy or similar proceedings and certain material effects on our ability to repay the PPP Loan. The PPP Loan was set to mature two years following the date of issuance, bore interest at a rate of 1.00% per year and was subject to the standard terms and conditions applicable to loans administered by the SBA under the CARES Act. We repaid the principal and accrued interest on the PPP Loan in connection with the closing of the Merger on July 30, 2021.
The lack of clarity regarding loan eligibility under the PPP has resulted in significant media coverage and controversy with respect to companies applying for and receiving loans. If, despite our good-faith belief that given our circumstances we satisfied all eligible requirements for the PPP Loan, we are later determined to have violated any applicable laws or regulations that may apply to us in connection with the PPP Loan or it is otherwise determined that we were ineligible to receive the PPP Loan, we may be subject to penalties, which could also result in adverse publicity and damage to our reputation. Should we be audited or reviewed by federal or state regulatory authorities in connection with our decision to apply for the PPP Loan, such audit or review could result in the diversion of management’s time and attention and legal and reputational costs. Any of these events could have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Financial Reporting and Disclosure
Because we recognize revenue upon the start of a booked service and not at booking, upticks or downturns in bookings are not immediately reflected in our operating results.
We experience a difference in timing between when a booking is made and when we recognize revenue, which occurs when the service is provided. The effect of significant downturns in bookings or increases in cancellations for upcoming booking dates in a particular quarter may not be fully reflected in our operating results until future periods because of this timing in revenue recognition.
We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.
We track certain operational metrics, including our key business metrics such as Number of Bookings, GBV, as well as pet parent cohort behavior, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations. For example, the accuracy of our operating metrics could be impacted by fraudulent users of our platform, and further, we believe that there are consumers who have multiple accounts, even though this is prohibited in our Terms of Service and we implement measures to detect and prevent this behavior. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition and operating results would be materially adversely affected.
Certain estimates and information contained in this prospectus and other filings with the SEC are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.
Certain estimates and information contained in this prospectus and other filings with the SEC, including general expectations concerning our industry and the market in which we operate, category share, market opportunity and market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our reputation, financial condition and operating results could be materially adversely affected.
Our management has limited experience in operating a public company.
Our executive officers and directors have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage being a public company, and we are subject to significant regulatory oversight and reporting obligations under federal securities laws. Our executive officers’ limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and growth. It is likely that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.
We are incurring significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.
We face increased legal, accounting, administrative and other costs and expenses as a public company that Legacy Rover did not incur as a private company and these expenses may increase even more after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges and the listing standards of Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming.
A number of those requirements now obligate us to carry out activities that had not been previously required of Legacy Rover. For example, following the Merger, we became obligated to create new board committees, obtain new insurance policies and adopt new internal controls and disclosure controls and procedures. In addition, we have begun to incur new expenses associated with SEC reporting requirements. Furthermore, if any issues in complying with these new requirements are identified (for example, if our management or independent registered public accounting firm identifies additional material weaknesses in the internal control over financial reporting), we could incur additional costs rectifying those issues, the existence of those issues could adversely affect our reputation or investor perceptions of us and it may be more expensive to obtain director and officer liability insurance.
Risks associated with our status as a public company may make it more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Our new status as a public company has made it more difficult and more expensive to obtain director and officer liability insurance, and we have incurred substantial costs to maintain the level of coverage that we believe is appropriate for a public company. In addition, such insurance may provide for a substantial retention of liability and be subject to limitations and may not cover a significant portion, or any, of the expenses we may now incur or be subject to in connection with any stockholder class action or other litigation to which we are named as a party.
Furthermore, as a public company, we may become subject to stockholder activism, which can lead to substantial costs, distract management and impact the manner in which we operate our business in ways in which we cannot currently anticipate. As a result of filings required of a public company, our business and financial condition has become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected and even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them could divert the resources of our management and adversely affect our business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.
We are an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A Common Stock less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
•not being required to have an independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and
•exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the stockholders may not have access to certain information that they may deem important. Our status as an emerging growth company will end as soon as any of the following takes place:
•the last day of the fiscal year in which we have at least $1.07 billion in annual revenue;
•the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•the last day of the fiscal year ending after the fifth anniversary of the Caravel IPO, which is December 31, 2025.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period and as a result, our financial statements may not be comparable with similarly situated public companies.
We cannot predict if investors will find our Class A Common Stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A Common Stock less attractive because we rely on any of these exemptions, there may be a less active trading market for the Class A Common Stock and the market price of the Class A Common Stock may be more volatile and may decline.
We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain effective internal control over our financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
We have identified material weaknesses in our internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
•We did not design or maintain an effective control environment due to an insufficient complement of personnel with the appropriate level of knowledge, experience, and training commensurate with our accounting and reporting requirements. This material weakness contributed to the following additional material weaknesses.
•We did not design and maintain sufficient formal procedures and controls to achieve complete and accurate financial reporting and disclosures, including controls over the preparation and review of journal entries and account reconciliations. Additionally, we did not design and maintain controls to ensure appropriate segregation of duties.
•We did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, we did not design and maintain controls to timely identify and account for warrant instruments that are derivative financial instruments.
The material weakness related to accounting for warrant instruments resulted in the restatement of the previously issued financial statements of Caravel related to warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial statement disclosures. The other material weaknesses described above did not result in a material misstatement to the consolidated financial statements; however they did result in adjustments to several accounts and disclosures prior to the original issuance of the financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
•We identified an additional material weakness as a result of the material weakness in our control environment in that we did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (1) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (2) user access controls to ensure appropriate segregation of duties that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (3) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (4) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.
These IT deficiencies did not result in a material misstatement to the financial statements; however, the deficiencies, when aggregated, could impact our ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.
We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional personnel and implementing additional procedures and controls. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our Class A Common Stock is listed, the SEC or other regulatory authorities. Failure to timely file will cause us to be ineligible to utilize short-form registration statements on Form S-3, which may impair our ability to obtain capital in a timely fashion to execute our business strategies and issue shares to effect a business combination. In either case, there could be a material adverse effect on our business. The existence of material weaknesses in internal control over financial reporting could adversely affect our reputation or investor perceptions of us, which could have a negative effect on the trading price of our Class A Common Stock. In addition, we will incur additional costs to remediate material weaknesses in our internal control over financial reporting.
Additionally, we have not performed a formal evaluation of our internal control over financial reporting, as will eventually be required by the rules and regulations of the SEC, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. We will eventually be required to perform an annual assessment. We will then be required to disclose changes made in our internal control over financial reporting on a quarterly basis. Our independent registered public accounting firm will first be required to audit the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company” or a “smaller reporting company” or eligible for other relief. Failure to comply with the rules and regulations of the SEC could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. Management has begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with the rules and regulations of the SEC in the future, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our Warrants and the Earnout Shares are accounted for as liabilities and are recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of our Class A Common Stock.
Caravel previously accounted for, and we account for, the 8,074,164 warrants that were issued in connection with the Caravel IPO in accordance with the guidance contained in Derivatives and Hedging – Contracts in Entity’s Own Equity (ASC 815-40). Such guidance provides that because the Warrants do not meet the criteria for equity treatment thereunder, each Warrant must be recorded as a liability. Accordingly, we classify each Warrant as a liability at its fair value. Moreover, the Earnout Shares are also accounted for as a liability because the triggering events that determine the number of shares to be earned included events that were not indexed to our Class A Common Stock. These liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the Warrant liability will be adjusted to fair value, with a resulting non-cash gain or loss related to the change in the fair value being recognized in our earnings in the statement of operations. The Earnout Shares will be recorded at fair value until October 6, 2021, at which time they will be reclassified to additional paid-in capital. The impact of changes in fair value on earnings may have an adverse effect on the market price of our Class A Common Stock. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses for each future reporting period and that the amount of such gains or losses could be material. For example, for the quarter ended September 30, 2021, we recognized a non-cash loss on the change in fair value of approximately $12.3 million on the Warrants and $71.3 million on the Earnout Shares.
We may face litigation and other risks as a result of the material weakness in the internal control over financial reporting of Caravel.
Following the issuance of the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies”, after consultation with Caravel’s independent registered public accounting firm, Caravel’s management and audit committee concluded that it was appropriate to restate its previously issued audited financial statements as of December 31, 2020. As part of the restatement, Caravel identified a material weakness in its internal controls over financial reporting.
As a result of such material weakness, the restatement, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, we may face potential litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our and Legacy Rover’s internal control over financial reporting and the preparation of our and Legacy Rover’s financial statements. We can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of our Class A Common Stock.
As a public company, we are required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our management, including our principal executive and financial officers.
We must continue to improve our internal control over financial reporting. We will be required to make a formal assessment of the effectiveness of our internal control over financial reporting and once we cease to be an emerging growth company or eligible for other relief, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in internal control over financial reporting that are deemed to be material weaknesses.
Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our Class A Common Stock. In addition, we could be subject to sanctions or investigations by Nasdaq, the SEC and other regulatory authorities.
Risks Related to Ownership of Class A Common Stock
The market price of our Class A Common Stock may be volatile and may decline.
Fluctuations in the price of our Class A Common Stock could contribute to the loss of all or part of an investor’s investment. Prior to the Merger, there had not been a public market for Legacy Rover’s capital stock. The trading price of our Class A Common Stock could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on an investment in our Class A Common Stock, and our Class A Common Stock may trade at prices significantly below the price an investor paid for them. In such circumstances, the trading price of our Class A Common Stock may not recover and may experience a further decline.
Factors affecting the trading price of our Class A Common Stock may include:
•the impact of the ongoing COVID-19 pandemic on our business;
•general economic and political conditions;
•actual or anticipated changes or fluctuations in our operating results, changes in the market’s expectations about our operating results, or failure to meet the expectation of securities analysts or investors in a particular period;
•announcements by us or our competitors of new technology, features or services;
•our competitors’ performance;
•developments or disputes concerning our intellectual property or other proprietary rights;
•actual or perceived data security breaches or other data security incidents;
•announced or completed acquisitions of businesses by us or our competitors;
•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•any actual or anticipated changes in the financial projections we may provide to the public or our failure to meet those projections;
•any major change in our Board or management;
•changes in laws and regulations affecting our business, actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally and any related market speculation;

•litigation involving us, our industry or both;
•governmental or regulatory actions or audits;
•regulatory or legal developments in the United States and other countries;
•announcement or expectation of additional financing efforts;
•changes in accounting standards, policies, guidelines, interpretations or principles;
•our ability to meet compliance requirements;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•operating and share price performance of other companies that investors deem comparable to us;
•price and volume fluctuations in the overall stock market from time to time;
•changes in operating performance and stock market trading volumes and trading prices of other technology companies generally, or those in the pet care industry in particular;
•failure of securities analysts to maintain coverage of us, or changes in financial estimates and recommendations by securities analysts concerning us or the pet care industry in general;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of shares of Class A Common Stock available for public sale;
•sales of shares of Class A Common Stock by us or our stockholders;
•expiration of market stand-off or lock-up agreements;
•sales of substantial amounts of shares of Class A Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and
•other factors identified above under “Risk Factors”.
Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock markets in general, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and of our securities may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Insiders currently have and may continue to possess substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.
As of November 12, 2021, our executive officers, directors and their affiliates as a group beneficially owned approximately 40.0% of the Class A Common Stock representing 35.6% of the vote (the calculation of such amounts excludes the last tranche of 2,192,687 Earnout Shares that may be issued, warrants, unvested restricted stock units, and options to purchase Class A Common Stock that remain issued and outstanding in addition to equity awards that may be issued under our employee benefit plans, including the 2021 Equity Incentive Plan, or the 2021 Plan and the 2021 Employee Stock Purchase Plan, or the 2021 ESPP).
As a result, these stockholders, if they act together, may be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of significant corporate transactions. They may also have interests that differ from other stockholders and may vote in a way with which other stockholders disagree and which may be adverse to their interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of the Company and might affect the market price of our Class A Common Stock. In addition, the Sponsor holds the right to designate a director to our Board. This control could have the effect of delaying or preventing a change of control of the Company or changes in our management and could make the approval of certain transactions difficult or impossible without the support of insider stockholders and their votes.
If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our industry, or if they adversely change their recommendations regarding our Class A Common Stock, the trading price and/or the trading volume of our Class A Common Stock could decline.
The trading market for our Class A Common Stock is influenced in part by the research and reports that securities or industry analysts publish about us, our business, our market and our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our Class A Common Stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A Common Stock price will likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our Class A Common Stock to decline.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of the Class A Common Stock to decline significantly, even if our business is doing well.
The market price of our Class A Common Stock could decline as a result of sales of a large number of shares of Class A Common Stock in the market, or the perception that these sales could occur. There are a total of 175,452,615 shares of Class A Common Stock outstanding as of November 12, 2021 (excluding the last tranche of 2,192,687 Earnout Shares that may be issued, warrants, unvested restricted stock units, and options to purchase Class A Common Stock outstanding under our employee benefit plans and any equity awards that may be issued under the 2021 ESPP and the 2021 Plan).
We filed a registration statement on Form S-8 under the Securities Act to register shares of Class A Common Stock reserved for future issuance under our equity compensation plans. The Form S-8 registration statement became effective automatically upon filing, and shares covered by the registration statement became eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and applicable lock-up restrictions. Subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the market standoff agreements and lock-up agreements referred to below, the shares issuable upon exercise of outstanding stock options and other awards will be available for immediate resale in the public market. Sales of Class A Common Stock as lock-up restrictions end or pursuant to the exercise of registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A Common Stock to fall and make it more difficult for investors to sell shares of our Class A Common Stock at a time and price that they deem appropriate.
At the Closing, Rover, the Sponsor, certain affiliates of the Sponsor and certain Legacy Rover stockholders entered into the Stockholder Lock-Up Agreement, and Legacy Rover equityholders are subject to substantially similar lock-up restrictions pursuant to our Bylaws. In connection with this offering, the Company has agreed, effective November 19, 2021, to release approximately 6.9 million of such Lock-up Shares, or approximately 7.8 million Lock-up Shares if the underwriters exercise their option to purchase additional shares in full (representing approximately 4.3% or 4.9%, respectively, of the total number of Lock-up Shares subject to the Stockholder Lock-up Agreement and Bylaws) from these lock-up restrictions. This includes an aggregate of approximately 2.7 million Lock-up Shares, or approximately 3.6 million Lock-up Shares if the underwriters exercise their option to purchase additional shares in full, held by our executive officers, directors, and significant stockholders, some of whom will participate in this offering. See the section titled “Principal and Selling Stockholders”. In addition, in connection with this offering, subject to certain exceptions, Rover, Rover’s executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters of this offering, under which they have agreed not to dispose of or hedge any of their Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. See the sections titled “Shares Eligible for Future Sale—Lock-Up Agreements.” and “Underwriting.”
Our directors, officers, advisors or their affiliates may enter into certain transactions, including purchasing shares or Warrants from the public, which may influence our public “float” of our Class A Common Stock.
Our directors, officers, advisors or affiliates may purchase Class A Common Stock or Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. If such purchases are made, the public “float” of Class A Common Stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain the quotation, listing or trading of our securities on Nasdaq or a similar national securities exchange.
Because there are no current plans to pay cash dividends on our Class A Common Stock for the foreseeable future, investors may not receive any return on investment unless they sell their Class A Common Stock at a price greater than what they paid for it.
We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our Class A Common Stock will be at the sole discretion of the Board. The Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends to our stockholders or by our subsidiaries to us and such other factors as the Board may deem relevant. As a result, investors may not receive any return on an investment in our Class A Common Stock unless they sell their Class A Common Stock for a price greater than that which they paid for it.
Our stockholders may experience dilution in the future.
The percentage of shares of our Class A Common Stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we may grant to our directors, officers and employees, exercise of the Warrants or meeting the conditions under the last tranche of Earnout Shares. For example, because the volume weighted average price of our Class A Common Stock over the 20 trading days preceding and inclusive of September 29, 2021 exceeded $12.00 and $14.00, the first two tranches of Earnout Shares were triggered, and we issued an aggregate of 17,540,964 Earnout Shares to eligible former Legacy Rover stockholders in October 2021. These issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of our Class A Common Stock.
In addition, we have implemented “sell-to-cover” to satisfy tax withholding obligations for grants of restricted stock units, or RSUs, under our 2021 Equity Incentive Plan, and may implement “sell-to-cover” after the lock-up restrictions under our bylaws expire in the first quarter of 2022 to satisfy tax withholding obligations and the aggregate exercise price for the exercise of stock options under our 2011 Equity Incentive Plan. Under “sell-to-cover,” shares with a market value equivalent to (1) the tax withholding obligation will be sold on behalf of the holder of the RSUs upon vesting and settlement to cover the tax withholding liability and (2) the tax withholding obligation and aggregate exercise price will be sold on behalf of the individual exercising vested options to cover the tax withholding liability and aggregate exercise price, and the cash proceeds related to tax withholding obligations from these sales will be remitted by us to the taxing authorities. These sales will not result in the expenditure of additional cash by us to satisfy the tax withholding obligations for RSUs or options, but will cause dilution to our stockholders and, to the extent a large number of shares are sold in connection with any vesting or exercise event, such sales volume may cause our stock price to fluctuate.

Delaware or Washington law and provisions in our certificate of incorporation and bylaws might delay, discourage or prevent a change in control of the Company or changes in our management, thereby depressing the market price of our Class A Common Stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, or DGCL, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws contain provisions that may make an acquisition of the Company more difficult or delay or prevent changes in control of our management. Among other things, these provisions:
•authorize the Board to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
•permit only the Board to establish the number of directors and fill vacancies on the Board;
•establish that our Board is divided into three classes, with each class serving staggered three-year terms;
•provide that our directors may be removed only for cause;
•permit stockholders to take actions only at a duly called annual or special meeting and not by written consent;
•require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
•prohibit stockholders from calling a special meeting of stockholders; and
•require a super-majority vote of stockholders to amend some of the provisions described above.
In addition, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.”
These provisions, alone or together, could delay, discourage or prevent a transaction involving a change in control of the Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A Common Stock and could also affect the price that some investors are willing to pay for our Class A Common Stock.
Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders and also provide that the federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which limits our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders; (3) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision does not apply to any action brought to enforce a duty or liability created by the Exchange Act or its rules and regulations.
Section 22 of the Securities Act of 1933, as amended, or the Securities Act, establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities is deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of such stockholder’s choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. In addition, a stockholder that is unable to bring a claim in the judicial forum of such stockholder’s choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

USE OF PROCEEDS
The selling stockholders are selling all of the shares of Class A Common Stock being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of Class A Common Stock by the selling stockholders. We will, however, pay certain costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions, as well as reasonable fees and disbursements of one counsel for selling stockholders, except for certain per capita fees for selling stockholders who are not employees or directors who do not hold registration rights under the Investor Rights Agreement. The principal purpose of this offering is to facilitate an orderly distribution of Class A Common Stock for the selling stockholders in the offering.

MARKET PRICE OF THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information and Holders
The Class A Common Stock and Warrants trade on Nasdaq under the trading symbols “ROVR” and “ROVRW,” respectively.
As of November 12, 2021, the Company had approximately 175,452,615 shares of Class A Common Stock issued and outstanding held of record by approximately 512 holders and approximately 8,074,164 Warrants issued and outstanding, each exercisable for one share of Class A Common Stock at a price of $11.50 per share, held of record by 2 holders.
Dividend Policy
The Company has not paid any cash dividends on the Class A Common Stock to date. The Company may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the Company’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, the Company’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness the Company or its subsidiaries incur. The Company does not anticipate declaring any cash dividends to holders of the Class A Common Stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As a result of the closing of the Merger, the financial statements of Legacy Rover are now the financial statements of Rover. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2021 and the related notes and Legacy Rover’s audited consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements based upon current expectations that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We believe in the unconditional love of pets, and Rover exists to make it possible for everyone to experience this love in their lives. Rover was founded to give pet parents an alternative to relying on friends and family, neighbors, and kennels for pet care; it is the world’s largest online marketplace for pet care based on gross booking value, or GBV, which represents the dollar value of bookings on our platform in a period and is inclusive of pet care provider earnings, service fees, add-ons, taxes and alterations that occurred during that period. Our online marketplace matches pet parents with pet lovers dedicated to providing excellent pet care while earning extra income. Our simple and easy-to-use platform enables pet parents to easily discover and book the right pet care providers for them and their pets, communicate with providers and write and read reviews. Our platform enables pet care providers to list on our marketplace with low startup costs, schedule bookings, communicate with pet parents, and receive payment.
We connect pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, and drop-in visits. Through September 30, 2021, approximately three million unique pet parents and more than 630,000 pet care providers across North America and Europe have booked a service on Rover, enabling millions of moments of joy and play for people and pets.

This scale matters. Because each pet’s needs are unique, pet care providers, unlike service providers in many other marketplaces, are not interchangeable. We have carefully designed our technology and data algorithms to leverage our growing scale to best meet the unique needs and preferences of pets, parents, and providers. With our leading scale, we can offer pet parents and pet care providers the benefits of density and diversity in a local marketplace. We believe we are well positioned to build on this advantage over time. For the three months ended September 30, 2021, our revenue was $35.2 million, and our GBV was approximately 12x the size of the next closest online marketplace for pet care, up from approximately 8x for the three months ended September 30, 2020 based on credit card spend data. This credit card data was based on a sample of transactions in the United States during such periods from a third-party market research platform that transforms raw transaction data into structured data for market analysis and comparison. To estimate our relative size to our next closest competitor we compared the third-party data for such closest competitor to the third-party data for Rover. Although we believe that these samples were representative of the online market for pet care, credit card sales may not be an accurate proxy to measure the size of an online marketplace. To the extent that customers use certain card types more or less frequently than customers of our competitors, this difference in credit card composition could impact the estimated market size differential between Rover and its competitors, and actual results for the total market or for different periods may vary. See “—Key Business Metrics.”
In 2019, our revenue was $95.1 million, an increase of 33% from $71.4 million in 2018 and our GBV was $436.4 million, an increase of 31% from $333.3 million in 2018. Our 2019 net loss was $51.7 million, compared to $64.7 million in 2018, and 2019 Adjusted EBITDA was ($35.2) million, compared to ($49.2) million in 2018. The COVID-19 pandemic has impacted demand for pet care with travel restrictions, shelter-in-place orders, and work from home requirements beginning in March 2020. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.” As a result, GBV for the year ended December 31, 2020 was $233.2 million, down 47% from $436.4 million in the prior year period. Revenue for the year ended December 31, 2020 was $48.8 million, down 49% from $95.1 million in the prior year period. Net loss for the year ended December 31, 2020 was $57.5 million, compared to net loss of $51.7 million for the prior year period, and Adjusted EBITDA was ($25.0) million for the year ended December 31, 2020, compared to ($35.2) million for the prior year period.
Further, for the nine months ended September 30, 2021, our revenue was $71.8 million, compared to $35.6 million for the nine months ended September 30, 2020 and our GBV was $355.9 million, compared to $176.5 million for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, our net loss was ($97.9) million, compared to ($49.0) for the nine months ended September 30, 2020, and our Adjusted EBITDA was $4.8 million, compared to ($21.9) million for the nine months ended September 30, 2020. Net loss for the nine months ended September 30, 2021 included a mark-to-market adjustment of $83.6 million related to Warrants and Earnout Shares. For additional information see the section of this prospectus titled “—Factors Affecting Our Performance—Earnout and Warrant Derivative Liabilities.” Although the COVID-19 pandemic created headwinds with its impact on travel and work from office, pet adoptions have increased significantly in response to the COVID-19 pandemic, which we believe may positively impact our prospects over the longer term. For further information about how we calculate GBV and Adjusted EBITDA, limitations of the use of such metrics and a reconciliation of Adjusted EBITDA to net loss, see “—Key Business Metrics” and “—Non-GAAP Measures—Adjusted EBITDA.”
We generate substantially all of our revenue from our pet care marketplace platform that connects pet care providers and pet parents. We collect services fees from both providers and pet parents. As more providers accept and complete bookings, we earn more revenue. We also earn revenue from ancillary sources such as background checks and affiliate advertising deals.
We have made focused and substantial investments in support of our mission. For example, to continually launch new features on our platform we have invested heavily in product development and have completed two strategic acquisitions. We have also invested in sales and marketing to grow the user base of the platform across the United States, Canada and eight countries in Europe.
Notwithstanding the impact of COVID-19, we are continuing to invest in the future through product development and marketing efforts. We also continue to test new services lines that we may launch at a future date.

Our strategy is to create a marketplace that operates at a hyper-local level while levering our trusted brand. Even as we invest in the business, we also remain focused on finding ways to operate more efficiently.
Impact of COVID-19
The ongoing COVID-19 pandemic continues to impact communities globally, including in the markets we serve in the United States, Canada and Europe, which in turn impacts our business. Since the outbreak began in March 2020, authorities have implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders, and business shutdowns. Restrictive measures have not only negatively impacted consumer and business spending habits, but they have also adversely impacted and may further impact our workforce and operations. Although certain of these measures have now eased in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time as many geographic regions are experiencing a resurgence of COVID-19 infections, as well as new variants of the virus, such as the Delta variant. The duration and severity of this pandemic, including new variants, are unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control. As a result, there remains uncertainty in the near and medium-term as the pandemic continues to create uncertainty and impact travel and a return to offices, which could result in higher than average cancellation rates.
Key Business Metrics
In addition to the measures presented in our consolidated financial statements, we use the following metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. In addition to the comparisons between the third quarter of 2021 and 2020, the narrative below reflects supplemental comparisons between the third quarter of 2021 and 2019. Given the impact of COVID-19 on our business in the third quarter of 2020, we believe this supplemental comparison is more meaningful to investors.
Bookings
We define a booking as a single arrangement, prior to cancellation, between a pet parent and pet care provider, which can be for a single night or multiple nights for our overnight services, or for a single walk/day/drop-in/groom or multiple walks/days/drop-ins for our daytime services. We believe that the number of bookings is a useful indicator of the scale of our marketplace. We define new bookings as the total number of first-time bookings that new users, which Rover refers to as pet parents, book on our platform in a period. We define repeat bookings as the total number of bookings from pet parents who have had a previous booking on Rover.
Our bookings are impacted by seasonal trends. We typically experience stronger bookings during the months of June, July, and August, and November and December, which in a typical year coincides with high travel demand related to summer vacation and holiday travel. This seasonality impacts bookings, GBV, revenue, marketing and service operations expenses. Bookings can also be impacted by the timing of holidays and other events.
In 2019, we had 4.2 million bookings, a 30% increase from 3.2 million bookings in 2018. Bookings grow as pet parents increase their repeat activity on the platform, and as we attract new pet parents to the platform. In 2020, we had 2.4 million bookings, a 43% decrease from 2019 bookings, primarily due to the COVID-19 pandemic. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.”
In the three months ended September 30, 2021, we had 1.3 million bookings, a 118% increase from 0.6 million bookings in the three months ended September 30, 2020. In the three months ended September 30, 2020, we had a 49% decrease from 1.1 million bookings in the three months ended September 30, 2019, primarily due to the COVID-19 pandemic. The 1.3 million bookings in the three months ended September 30, 2021 was a 10% increase from 1.1 million bookings in the three months ended September 30, 2019. This brought our total to 3.0 million bookings in the nine months ended September 30, 2021, compared to 1.8 million bookings in the nine months ended September 30, 2020, and 3.1 million bookings in the nine months ended September 30, 2019. Bookings grow as we attract new pet parents to the platform and as pet parents increase their repeat activity on the platform. New bookings in the three months ended September 30, 2021 were 259,000, a 179% increase from the three months ended September 30, 2020. The improvement was driven by improved travel dynamics from 2020’s COVID-induced downturn, strong organic growth and increased pet ownership between the two periods. New bookings in the three months ended September 30, 2021 were up 32% from 197,000 in the three months ended September 30, 2019 and the distribution of these customers across services roughly mirrored our normal historical mix. We had for the first time over 1.0 million repeat bookings in the three months ended September 30, 2021, a 106% increase from the three months ended September 30, 2020 driven by strong initial repeat behavior from 2021 cohorts, continued strength from late 2020 cohorts, offset by performance of pre-pandemic cohorts which while trailing historical performance, still showed steady recovery during the quarter. Repeat bookings for the three months ended September 30, 2021 were up 6% from 950,000 in the three months ended September 30, 2019. Momentum in new customer acquisition drove our ratio of repeat customers to new customers down slightly for the three months ended September 30, 2021 compared to the same period in 2019.
Gross Booking Value
Gross Booking Value, or GBV, represents the dollar value of bookings on our platform in a period and is inclusive of pet care provider earnings, service fees, add-ons, taxes and alterations that occurred during that period. We believe that GBV is a useful indicator of the level of spending on and growth of our platform. Growth in GBV represents increasing activity on our platform from repeat and new pet parents and may differ slightly from bookings growth depending on the mix of daytime and overnight services for each period. GBV can also be impacted by cancellation rates which have been higher during the COVID-19 pandemic.
In 2018 and 2019, our cancellation rate was 9% of GBV. For the year ended December 31, 2020, our cancellation rate increased to 21% as a result of the COVID-19 pandemic. In the three months ended September 30, 2021, our cancellation rate was 15%, coinciding with the uptick of the Delta variant of COVID-19. In the nine months ended September 30, 2021, our cancellation rate was 13%. We believe that GBV is a useful indicator of the level of spending on and growth of our platform.
In 2019, Rover had $436.4 million in GBV, a 31% increase from $333.3 million in GBV in 2018. In 2020, Rover had $233.2 million in GBV, a 47% decrease from GBV in 2019, primarily due to the COVID-19 pandemic. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.” Growth in GBV represents increasing activity on our platform from repeat and new pet parents and may differ slightly from bookings growth depending on the mix of daytime and overnight services for each period.
Seasonality in GBV follows the same pattern as bookings. In 2020, GBV declined from prior levels as a result of the COVID-19 pandemic. The decline began in the three months ended March 31, 2020 and was most severe in the three months ended June 30, 2020, with GBV declining 71% from the prior year period. Our business subsequently improved in the six months ended December 31, 2020 with a smaller decline of 51% from the prior year period. This improvement was driven by lessening restrictions during the third and fourth quarters. As vaccines started being rolled out, our business saw continued improvement. In the three months ended June 30, 2021, our GBV was $134.1 million, a 309% increase from $32.8 million in the same prior year period. Demand for services grew throughout the three months ended June 30, 2021, with GBV for the period growing 18% over the same period in 2019. In the three months ended September 30, 2021, our GBV was $157.1 million, a 176% increase from $56.9 million in the same prior year period. Demand for services was relatively stable throughout the three months ended September 30, 2021, despite the increased impact from the Delta variance of COVID-19, with GBV for the period growing 35% over the same period in 2019. In the nine months ended September 30, 2021, our GBV was $355.9 million, a 102% increase from the $176.5 million in GBV from the nine months ended September 30, 2020, and an 11% increase from the $321.2 million in GBV from the nine months ended September 30, 2019. The increase in our GBV was primarily due to the continued increase in U.S. domestic travel demand. Similar to bookings, the GBV improvement was largely driven by stronger results in the U.S., as our international markets remained slower to recover. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.”
Beginning mid-March 2020, we rapidly experienced the impact of COVID-19, and in April, bookings were down 82% and GBV was down 88% relative to the prior year, and the cancellation rate increased 80%, approximately nine times the 9% rate in 2019. This combined effect continued throughout 2020, as pet parents faced ongoing uncertainty about COVID-19 restrictions. Because revenue is recognized when a service starts, a change in cancellation rate does not impact recognized revenue. By June 2020, our business had experienced some recovery as travel and work restrictions decreased, resulting in a lesser decrease in bookings of 53% and a decrease in GBV of 55% year over year. Although this modest recovery continued until September, increasing government restrictions in the fourth quarter of 2020 put downward pressure on our business, resulting in December bookings being down 52% and GBV down 54% relative to prior year. With the phased rollout of effective vaccine options during the three months ended March 31, 2021, our business saw noticeable recovery in March, with a 67% increase in GBV year over year, and continuing in the three months ended June 30, 2021 with a 309% increase in GBV year over year, and again in the three months ended September 30, 2021 with a 176% increase in GBV year over year.
We have continued to see strength in our word-of-mouth organic growth of new pet parents. In the year ended December 31, 2020, 51% of new pet parents in our ten largest cities were acquired via word-of-mouth, compared to 44% in all other cities. In the second, third and fourth quarters of 2020 we cut marketing expense by 87% compared to the first quarter, but new bookings were down only 34%. Strength in organic acquisition trends continued as the business recovered. In the second quarter of 2021, marketing expense increased by 108% and new bookings increased 471% compared to the second quarter of 2020. In the third quarter of 2021, marketing expense increased by 166% and new bookings increased 179% compared to the third quarter of 2020.
We have also seen less of an impact on our business in less densely populated and restricted areas during COVID. In December 2020, GBV in the most dense and restricted areas was down 65% relative to the same period in 2019, while GBV in the least dense and restricted areas was only down 47%. As the vaccine became more widely available, by September 2021, GBV in the most dense and restricted areas was up 28% relative to the same period in 2019, while GBV in the least dense and restricted areas was up 47%, as illustrated in the following chart.
We took immediate cost-cutting actions in March 2020 in order to reduce our cash burn by turning off substantially all paid acquisition marketing activities and by implementing a reduction in force of approximately 40% of our employees and moving approximately 10% of our employees to standby or furlough. While we prepared our business for the potential of an extended economic shutdown, recovery began sooner than we expected. Though these decisions were painful, we believe our leaner cost structure positions us for strong financial performance.
We expect ongoing volatility in these trends and fluctuations from month to month as the continued impact from COVID-19 is not linear across geographies, as many countries, states and cities have continued to enact new lockdowns and prohibitions on travel, as administration rates of COVID-19 vaccines have slowed, as novel strains of the COVID-19 virus have appeared, and as COVID-19 is continuing to materially adversely affect our business and financial results. We may take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine is in the best interests of our employees and our customers.
The full extent to which the outbreak of COVID-19 will impact our business, operating results, and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its economic impact, including any recession that has occurred or may occur in the future. Despite such recent events, there are no existing conditions or events which raise substantial doubt regarding our ability to continue as a going concern. For additional discussion of COVID-19-related risks, see “Risk Factors”.
We have also taken action to promote the health and safety of our employees during the COVID-19 pandemic, and we quickly transitioned the vast majority of our employees to work remotely in March 2020. We currently expect our office re-openings to be a gradual process over many months beginning in the first quarter of 2022 and that our offices will continue to be the primary location for work, learning and collaboration.

Factors Affecting Our Performance
We believe that our performance and future success depend on a number of factors that present significant opportunities for Rover but also pose risks and challenges, including those discussed below. See “Risk Factors”.
Growth of our Base of Pet Parents
Our objective is to attract new pet parents to our platform and to successfully convert them into repeat bookers. We believe that we have a significant opportunity to expand our pet parent base given the size of the market in which we operate. Through September 30, 2021, approximately three million unique pet parents have booked a service on our platform. We attract pet parents to our platform through word of mouth and from a variety of paid marketing channels, such as paid search, social media, video, and other online and offline channels. When assessing the efficiency and effectiveness of our marketing spend, we monitor the payback period on pet parent acquisition, which we target at one to two quarters in non-COVID-19 periods. The payback period represents the number of months it takes a cohort of pet parents of our services to generate a cumulative contribution profit that equals or exceeds estimated advertising expenses attributed to the acquisition of the specific cohort in the quarter it was acquired. We define contribution profit as the cumulative pet provider and pet parent fees from a cohort, less variable costs of credit card fees, refunds and claims. We may choose to extend our target payback period to invest in new markets. In addition, the payback period can be higher for fourth quarter cohorts due to higher advertising rates and less repeat behavior in the first quarter. Over time, as individual markets mature, the strength of word-of-mouth customer acquisition has increased and our marketing spend as a percentage of GBV has decreased. For example, in the year ended December 31, 2020, 51% of new pet parents in our ten largest, most mature cities were acquired via word-of-mouth, compared to 44% in all other cities.
The chart below demonstrates the growth of organic acquisition and decline in marketing expense as a percentage of GBV over time as markets scale.
Repeat Booking Activity
Our aim when we attract a new pet parent is to generate a long lifetime of bookings from that pet parent. We monitor the absolute number of repeat bookings and the percentage of total bookings that are from repeat customers.

We define a repeat customer as any customer that has an incremental booking beyond their first. The chart below demonstrates the growth in cumulative average total bookings for each January cohort, which ultimately increases pet parent lifetime values. Cohorts are defined as the specific month in which pet parents first make a booking on Rover. The chart below includes bookings through 2019 for the January 2013 through January 2019 cohorts, prior to the impact of COVID-19. Our 2020 cohort had a strong start, and then slowed due to the pandemic. The linearization of each cohort demonstrates the growth and stickiness of our marketplace.
In addition, we have strong revenue retention from bookings by pet parents. We measure revenue retention based on revenue from repeat bookings of new pet parents in their first year on Rover. We exclude the initial transaction in the measure of Year 1 revenue because the initial transaction value is typically higher than repeat bookings, as new pet parents first try our platform for a longer trip. The table below shows revenue retention above 50% of Year 1 for each cohort, each year.
The growth in average bookings per pet parent is driven both by higher rebooking rates and higher frequency. We have demonstrated strong growth in the percentage of a cohort that rebooks in Year 1. The chart below demonstrates the percentage of re-bookers in the 12 months following an initial booking. Our rebooking rate has grown from 41% in Year 1 for our January 2013 cohort, to 62% in Year 1 for our January 2019 cohort, our latest cohort without the impact of COVID-19 as seen in the chart below. In the three months ended September 30, 2021, repeat bookings increased 106% to 1.0 million from the three months ended September 30, 2020 as our business recovered. However, repeat bookings as a percentage of total bookings declined to 80% from 84% as we experienced significant strength in new bookings. While our momentum in new customer acquisitions drove the ratio of repeat customers to new customers down, we believe this ratio highlights the future potential of our existing customer base to return as the marketplace continues to scale and that this ratio will climb back towards a historical norm.
The historical increase in repeat bookings has been driven by improvements in our marketplace as we have increased the diversity and quality of providers available. We have also improved our algorithms and ultimately our ability to better match a pet parent with a pet care provider. This in turn improves a pet parent’s experience. While we believe there will be continued improvement in our rebooking rate in our mature markets, we expect that we will continue to serve a number of pet parents that only need to use our platform for a one-off booking. We also expect future improvements in our rebooking rate in mature markets to be partially offset by lower rebooking rates as we invest to grow more nascent markets. Our improving ability to match pet parents with pet care providers is a continued advantage relative to other platforms, because while marketing investment can attract pet parents to a platform, if they do not find a match or if they have a bad experience, they will not return.

In addition, pet parents that rebook continue to book services over time at an increasing frequency, as seen in the chart below. This increase is a result of improvements in our platform and data algorithms which enhance the customer experience, increasing pet care provider density as we continue to scale our platform, as well as the introduction of new service offerings, namely daytime services in the fourth quarter of 2015. The number of bookings per repeat customer has grown from 3.7 in Year 1 for our January 2013 cohort, to 7.2 in Year 1 for our January 2019 cohort, our latest cohort without the impact of COVID-19. With the vaccine rollout continuing through the first nine months of 2021, early signs of improvement have already appeared from the booking performance of 2021 cohorts. Following their initial month of joining, the number of bookings per repeat customer has grown from 6.1 after the first eight months for our January 2019 cohort, to 6.5 after the first eight months for our January 2021 cohort. Our goal is to continue to increase bookings by enabling delivery of reliable and convenient services to pet parents, improving the Rover experience, and converting more pet parents into repeat bookers.
Repeat bookings decreased on an absolute basis in 2020, but increased as a percentage of total bookings due to the decline in our new bookings and overall business resulting from COVID-19. Because of the restrictions put in place on a local geographic basis by local governments the behavior from new and existing customers was depressed. However, as the travel industry recovers, we believe our existing customer base will continue to return resulting in and increase in the percentage of bookings from repeat customers.
We may see a change in the percentage of bookings from repeat customers over time. A change in our ability to attract pet parents to our platform or changes in pet parent behavior could have a significant negative impact on our GBV, revenue and operating results.
Investing in Growth
We plan to invest both in new markets and new offerings. We believe that we can further expand our services to new markets within North America and Europe by carefully targeting locations with high expected demand. We carefully evaluate market demand in specific urban, suburban, and rural areas. This will allow us to better serve both pet parents and pet care providers. We also believe there is an opportunity to expand our services outside of our existing geographic locations into other countries and regions where there is an attractive spend per pet to address. As we invest in new markets, we may extend our marketing payback target in order to accelerate growth in each new market.
We have acquired multiple businesses, including our March 2017 acquisition of DogVacay and our October 2018 acquisition of DogBuddy. Our strategy is to continue to evaluate business acquisitions that can accelerate our growth and operating leverage. We have integrated acquired businesses onto our platform under the Rover brand. The timing of acquisitions and related integration will impact our financial results.

In addition, we believe that expanding our offerings may help us to better provide more value to our pet parents, improve the ability to attract additional pet parents through additional marketing and advertising spend, and increase the engagement and value of our existing pet parents.
Availability of Rover Care Providers
We attract pet care providers to our platform primarily by word-of-mouth. On average, 70% of our providers who receive a first booking receive three or more bookings in their first 12 months on the platform. For those in this group, when comparing Year 2 revenue to Year 1 repeat revenue, providers experience more than 90% revenue retention. In subsequent years, we see this increase. In 2019, we had over 280,000 active pet care providers with a booking on our marketplace, up 41% from 2018. For the year ended December 31, 2020, we had over 172,000 active pet care providers with a booking. The number of pet care providers was impacted after March 2020 by the decrease in demand for bookings as a result of COVID-19. For the nine months ended September 30, 2021, we had over 235,000 active pet care providers, up 36% from the same period in 2020. We believe that this is illustrative of care providers’ ability to generate value from our platform absent the impact of COVID-19; however, we may see a change in booking rates and revenue retention, over time.
To serve our pet parents in any given market, we need density of providers so that pet parents have options at all price points within an acceptable distance from their home. During certain peak periods, such as holidays, we have faced supply constraints in some markets. In addition, pet care providers have in the past, and may continue to, attempt to or successfully source bookings from us and then complete the transaction off of our platform, and we cannot prevent this activity entirely. While we can use our matching algorithm to identify pet care providers that may attempt to disintermediate Rover in a booking and reduce the chance that those pet care providers are featured to pet parents, we cannot prevent this activity entirely. A change in our ability to attract providers to our platform, enable them to generate income and dissuade them from sourcing bookings off our platform could negatively impact our ability to serve pet parents and, in turn, have a significant negative impact on our GBV, revenue and operating results.
Service Booking Mix
Pet care providers set the price for the services offered on our platform. Overnight services are generally at a higher price point than daytime services. Typically, the first booking on our platform has the highest GBV, as pet parents tend to start with us with a specific need in mind, such as a seven-day trip, that is beyond what they can ask of friends, family, or neighbors. Subsequent bookings tend to be for less total nights or walks as pet parents use our platform for shorter more frequent trips or start using daytime services. As the mix of overnight and daytime services change, and as the number of nights or daytime services in an average booking changes, the GBV per booking will fluctuate. For example, in 2020 during the COVID-19 pandemic we saw a shift towards daytime services and shorter duration bookings, which both have lower GBV per booking. GBV per booking was $94, $98,

$98, and $101 in the first, second, third and fourth quarters of 2020, respectively, compared to $103, $108, $101, and $104 in the prior year. GBV per booking was $101, $125, and $124 in the first, second, and third quarters of 2021, respectively, as the booking mix shifted back towards overnight services, price per unit increased, and the impact from the updated pet parent fees for cohorts acquired in 2021 started to increase.
Earnout and Derivative Warrant Liabilities
On July 30, 2021, Caravel consummated the Merger with Legacy Rover and Merger Sub. Pursuant to the Merger, Merger Sub merged with and into Legacy Rover, the separate corporate existence of Merger Sub ceased, and Legacy Rover continued as the surviving corporation in the Merger and as a wholly owned subsidiary of Caravel.
The Merger was accounted for as a reverse capitalization under GAAP because Legacy Rover has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, Caravel was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company will represent a continuation of the financial statements of Legacy Rover with the Merger treated as the equivalent of Legacy Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of Legacy Rover. See Note 3—Reverse Recapitalization to our unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2021 for more information.
At the closing of the Merger, Legacy Rover stockholders were entitled to receive up to 19,734,183 shares (“Rover Earnout Shares”) of our Class A common stock subject to the occurrence of certain stock price-based triggers. The triggers with respect to all but 2,192,687 Rover Earnout Shares have been met as of September 29, 2021 and 17,540,964 Rover Earnout Shares were issued.
In addition, Caravel’s sponsor subjected 2,461,627 shares (“Sponsor Earnout Shares”) to vesting and potential forfeiture tied to the same stock-price-based triggers as the Rover Earnout Shares. All but 492,325 of the Sponsor Earnout Shares vested in the third quarter of 2021.
The Earnout Shares are accounted for as liability classified instruments. The Earnout Shares were measured at closing, and subsequently will be measured at each reporting date until settled, or they meet the criteria for equity classification. Changes in the fair value will be recorded as a component of other income (expense), net in the unaudited condensed consolidated statements of operations. The aggregate fair value of the Earnout Shares on the closing date of the Merger was estimated using a Monte Carlo simulation model and was determined to be $228.1 million. For the three months ended September 30, 2021, we recognized a change in fair value of contingent earnout liability of $71.3 million. As of September 30, 2021, the Sponsor Earnout Shares were reclassified to equity. During the fourth quarter, our results will be impacted by the change in fair value of the Rover Earnout Shares upon issuance and subsequent reclassification to equity. See Note 1—Organization and Description of Business and Note 5—Fair Value to our unaudited condensed consolidated financial statements for further information.
At the closing of the Merger, we assumed 2,574,164 Private Placement Warrants and 5,500,000 Public Warrants. Each whole warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustments. The Warrants are exercisable at any time commencing December 11, 2020 and terminate five years after completion of the Merger.
The Warrants are accounted for as liability classified instruments and we concluded that they do not meet the criteria to be classified within stockholders’ equity. The Warrants were measured at closing, and subsequently will be measured at each reporting date until settled. Changes in the fair value will be recorded as a component of other income (expense), net in the unaudited condensed consolidated statements of operations. The aggregate fair value of the Warrants on the closing date of the Merger was estimated using a Black-Scholes model and was determined to be $22.0 million.

See Note 2—Summary of Significant Accounting Policies—Earnout Liabilities, Note 2—Summary of Significant Accounting Policies—Derivative Warrant Liabilities, and Note 5—Fair Value for further information.
Public Company Costs
As a result of the Merger, we became the successor to an SEC-registered and Nasdaq-listed company, which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance premiums, which are substantial, director fees, and additional internal and external accounting, legal and administrative resources.
Business Model
We derive revenue principally from the fees, net of discounts, promotions, sales tax not collected on behalf of customers and incentives, paid by pet care providers and pet parents for use of our platform. Such fees are based on a percentage of the booking value and vary based on factors specific to the booking, such as type of service, duration, geography, and the price charged by the pet care provider. We also derive revenue from fees paid by pet care providers for background checks in order to be listed on our platform.
Our objective is to attract new pet parents to our platform, convert them into repeat bookers and generate a long lifetime of bookings from that pet parent. In 2019, over one million pet parents booked 4.2 million bookings for the year; the average GBV per booking was $104, and 84% of our bookings were repeat bookings. In 2020, 86% of our bookings were repeat bookings. For the nine months ended September 30, 2021, 80% of our bookings were repeat bookings.
Our ability to attract pet parents is very efficient as we benefit from the network effects associated with our platform. A significant portion of pet parents join our platform based on word-of-mouth. In 2018, 49% of new pet parents in our ten largest cities were acquired via word-of-mouth, compared to 40% in all other cities. In 2019, 51% of new pet parents in our ten largest cities were acquired via word-of-mouth, compared to 41% in all other cities. An increasing percentage of new pet parents were acquired by word-of-mouth in 2020 as the result of continuous improvements from our proprietary algorithm. Rover also attracts pet parents through a variety of paid channels, such as paid search, television, and other online and offline channels. When assessing the efficiency and effectiveness of our marketing spend, we monitor the payback period on pet parent acquisition, which we target at one to two quarters in non-COVID-19 periods, and approximately one month in COVID-19 impacted periods.
We collect the full GBV at the time the booking is made and recognize revenue at the time that the pet care service begins. We transfer fees earned by pet care providers upon completion of the service. In the case of overnight stays, the average period between booking and service is impacted by seasonality, as pet parents tend to book farther in advance of expected travel in the summer and holidays, and by COVID-19, due to pet parents booking closer to travel dates given uncertainty surrounding pandemic-related restrictions and other impacts. In 2019, pet parents booked on average 17 days before the overnight stay. As recovery from the pandemic has occurred, lead times fluctuated and were 18, 19, and 16 days for the first, second, and third quarters of 2021. In addition to single bookings, we introduced recurring bookings for daytime services in the fourth quarter of 2019 to allow pet parents to set a regular schedule for their pets.
The table below shows an illustrative booking of an overnight service and the resulting revenue and GBV; actual fees vary based on factors specific to the booking.

Illustrative Overnight Booking on Rover
Pet Care Provider:
Nights Booked	4
Price set by pet care provider / night	$25
Booking Value	$100
Less: Pet care provider fee (paid to Rover)	$20
Total paid to pet care provider	$80
Pet Parents:
Booking Value	$100
Pet parents fee (paid to Rover)	$11
Total paid by pet parent	$111
Rover:
Total service fees (collected at booking and recognized as revenue upon service start)	$31
Gross Booking Value (GBV)	$111

Components of Results of Operations
Revenue
We derive revenue principally from fees paid by pet care providers and pet parents for use of our platform, net of discounts and sales tax paid on behalf of pet parents. We also derive revenue from fees paid by pet care providers for background checks in order to be listed on our platform. We recognize revenue related to the facilitation of the connection between pet care providers and pet parents at the start of a booking.
Costs and Expenses
Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately)
Cost of revenue (exclusive of depreciation and amortization shown separately) includes fees paid to payment processors for credit card and other funding transactions, server hosting costs, internal-use software amortization, third-party costs for background checks for pet care providers, claim costs paid out under the Rover Guarantee Program and other direct and indirect costs arising as a result of bookings that take place on our platform. We expect our cost of revenue (exclusive of depreciation and amortization shown separately) will vary from period-to-period on an absolute dollar basis and as a percentage of revenue depending on the timing and pace of recovery of the travel and pet care services market.
Operations and Support
Operations and support expenses include payroll, employee benefits, stock-based compensation and other personnel-related costs associated with our operations and support team, and third-party costs related to outsourced support providers. This team assists with onboarding new pet service providers, quality reviews of pet care provider profiles, fraud monitoring and prevention across our marketplace, and community support provided via phone, email, and chat to our pet parents and pet service providers. This support includes assistance and responding to pet parents’ inquiries regarding the general use of our platform or how to make or modify a booking through our platform. We allocate a portion of overhead costs which includes lease expense, utilities and information technology expense to operations and support expense based on headcount. Notwithstanding the decrease in operations and support expenses as a result of the restructuring discussed below, we expect that operations and support expense will increase on an absolute dollar basis for the foreseeable future to the extent that we continue to see growth on our platform. Although we will continue to make strategic investments in these areas to ensure we are providing the best customer service possible, we expect these expenses to decrease as a percentage of revenue over the longer term due to better leverage in our operations and increased scale of our marketplace.
Marketing
Marketing expenses include payroll, employee benefits, stock-based compensation expense and other personnel-related costs associated with our marketing team. These expenses also include digital marketing, brand marketing, public relations, broadcast television, marketing partnerships and other promotions. Digital marketing primarily consists of targeted promotional campaigns through electronic channels, such as social media, search engine marketing and optimization, affiliate programs and display advertising which are focused on pet parent acquisition and brand marketing. In 2020, we significantly curtailed our discretionary marketing spending in response to the COVID-19 pandemic in addition to reducing headcount to our marketing team as part of our restructuring plan. In 2021, we have steadily increased discretionary marketing spending as demand has returned in connection with the vaccine rollout and easing of COVID-19 restrictions. We intend to invest in marketing in the near and medium term to drive new customer acquisition, which will likely cause marketing expense to increase as a percentage of revenue relative to recent periods.
Product Development
Product development expenses include payroll, employee benefits, stock-based compensation expense and other headcount related costs for employees in engineering, design and product management, as well as the maintenance and support costs for technology infrastructure, primarily related to non-revenue generating systems. In 2020, we reduced the headcount in our product development team as part of our restructuring plan. In 2021, we increased the headcount as we invest in our product and engineering efforts. We expect that our product development expense will increase on an absolute dollar basis and will vary from period-to-period as a percentage of revenue for the foreseeable future as we continue to invest in product development activities relating to ongoing improvements and maintenance of our technology platform. We expect these expenses to decrease as a percentage of revenue over the longer term due to better leverage in our operations.
The costs incurred in the preliminary stages of website and software development related to the platform are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized as internal-use software and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Amortization expense related to capitalized internal-use software is included in cost of revenue (exclusive of depreciation and amortization shown separately).
General and Administrative
General and administrative expenses include payroll, employee benefits, stock-based compensation expense and other personnel-related costs for employees in corporate functions, as well as management, accounting, legal, corporate insurance and other expenses used to run the business. In 2020, we reduced the headcount in our general and administrative functions as part of our restructuring plan. In 2021, we increased headcount and professional services and software expense to support our efforts and status as a newly public company, the growth of our business, and returned to a normalized compensation structure with annual compensation increases. We also expanded our director and officer insurance policy due to becoming a public company. We expect to incur additional general and administrative expense to support operating as a public company and the overall expected growth in our business. While these expenses may vary from period-to-period as a percentage of revenue, we expect them to decrease as a percentage of revenue over the longer term.
Depreciation and Amortization
Depreciation and amortization expenses include depreciation of our property and equipment, leasehold improvements and amortization of our intangible assets. Amortization related to our internal-use software is included in cost of revenue (exclusive of depreciation and amortization shown separately).
Restructuring
In response to the impact of COVID-19, we implemented a number of measures to minimize cash outlays, implementing a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or put on standby. In connection with this restructuring, we incurred severance-related and legal costs, and modified the terms of stock options previously awarded to impacted employees.
Other Income (Expense), Net
Interest Income
Interest income consists primarily of interest earned on our cash, cash equivalents, and short-term investments.
Interest Expense
Interest expense consists of interest on our borrowing arrangements and the amortization of debt discounts and deferred financing costs.
Loss on Impairment of DogHero Investment
Consists of our write-down of our investment in DogHero, a pet care marketplace based in Brazil.

Change in Fair Value of Earnout Liabilities
Consists of the change in fair value of our contingent earnout liability. See “—Factors Affecting Our Performance—Earnout and Derivative Warrant Liabilities.”
Change in Fair Value of Derivative Warrant Liabilities
Consists of the change in fair value of our Class A common stock warrant liabilities. See “—Factors Affecting Our Performance—Earnout and Derivative Warrant Liabilities.”
Other Income (Expense), Net
Other income (expense), net consists primarily of realized and unrealized gains and losses on foreign currency transactions and realized gains and losses on sales of our securities.

Results of Operations
Comparisons for the Three and Nine Months Ended September 30, 2020 and 2021
The following tables set forth our results of operations for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
	(in thousands)
Revenue	$13,260	$35,153	$35,632	$71,831
Costs and expenses(1):
Cost of revenue (exclusive of depreciation and amortization shown separately below)	4,322	8,036	15,949	18,494
Operations and support	2,460	4,199	9,997	9,916
Marketing	2,403	6,403	13,899	13,532
Product development	4,355	5,033	18,093	14,586
General and administrative	4,958	8,899	15,761	21,266
Depreciation and amortization	2,105	1,873	6,967	5,572
Total costs and expenses	20,603	34,443	80,666	83,366
(Loss) Income from operations	(7,343)	710	(45,034)	(11,535)
Other income (expense), net:
Interest income	22	19	483	28
Interest expense	(1,185)	(1,534)	(2,443)	(2,933)
Loss from impairment of DogHero investment	(2,000)	—	(2,000)	—
Change in fair value of earnout liabilities	—	(71,318)	—	(71,318)
Change in fair value of derivative warrant liabilities	—	(12,261)	—	(12,261)
Other income (expense), net	77	(116)	(111)	(194)
Total other expense, net	(3,086)	(85,210)	(4,071)	(86,678)
Loss before income taxes	(10,429)	(84,500)	(49,105)	(98,213)
Benefit from (provision for) income taxes	70	(36)	122	280
Net loss	$(10,359)	$(84,536)	$(48,983)	$(97,933)
__________________
(1)    Costs and expenses include stock-based compensation expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
	(in thousands)
Operations and support	$100	$43	$261	$144
Marketing	123	71	348	238
Product development	510	287	1,459	981
General and administrative	1,056	593	2,200	1,779
Total stock-based compensation expense	$1,789	$994	$4,268	$3,142

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Revenue	100%	100%	100%	100%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	33	23	45	26
Operations and support	19	12	28	14
Marketing	18	18	39	19
Product development	33	14	51	20
General and administrative	37	25	44	30
Depreciation and amortization	16	5	20	8
Total costs and expenses	156	97	227	117
(Loss) Income from operations	(56)	3	(127)	(17)
Other income (expense), net:
Interest income	—	—	1	—
Interest expense	(9)	(4)	(7)	(4)
Loss from impairment of DogHero investment	(15)	—	(6)	—
Change in fair value of earnout liabilities	—	(203)	—	(99)
Change in fair value of derivative warrant liabilities	—	(35)	—	(17)
Other income (expense), net	1	—	—	—
Total other income (expense), net	(23)	(242)	(12)	(120)
Loss before income taxes	(79)	(239)	(139)	(137)
Benefit from (provision for) income taxes	(1)	—	—	—
Net loss	(80)%	(239)%	(139)%	(137)%

Comparisons for the Three and Nine Months Ended September 30, 2020 and 2021
Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021	% Change	2020	2021	% Change
	(in thousands, except for percentages)
Revenue	$13,260	$35,153	165%	$35,632	$71,831	102%
Revenue increased $21.9 million, or 165%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase was primarily due to a 118% increase in the number of bookings on our platform and a 27% increase in the average booking value. Demand for overnight and daytime pet care during the three months ended September 30, 2020 was negatively impacted by various state and local restrictions that followed the onset of the COVID-19 pandemic. As those restrictions eased and more pet parents travelled again relative to the prior year period, the service mix has shifted back to higher average booking value overnight services in the three months ended September 30, 2021.
Revenue increased $36.2 million, or 102%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase in revenue was primarily due to a 62% increase in the number of bookings on our platform and a 25% increase in the average booking value per booking. Demand for overnight and daytime pet care is primarily linked to pet parents traveling or working outside of the home, both of which were negatively impacted by the onset of the COVID-19 pandemic and the various state and local restrictions that followed during the nine months ended September 30, 2020. As individuals became more comfortable with traveling again or local restrictions eased, more pet parents began to travel relative to the prior year, resulting in an increasing average booking value as overnight services normalized as a proportion of service mix during the nine months ended September 30, 2021.
Costs and Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021	% Change	2020	2021	% Change
	(in thousands, except for percentages)
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	4,322	8,036	86%	15,949	18,494	16%
Operations and support	2,460	4,199	71	9,997	9,916	(1)
Marketing	2,403	6,403	166	13,899	13,532	(3)
Product development	4,355	5,033	16	18,093	14,586	(19)
General administrative	4,958	8,899	79	15,761	21,266	35
Depreciation and amortization	2,105	1,873	(11)	6,967	5,572	(20)
Total costs and expenses	20,603	34,443	67%	80,666	83,366	3%
Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately). Cost of revenue (exclusive of depreciation and amortization shown separately) increased $3.7 million, or 86%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase in cost of revenue (exclusive of depreciation and amortization shown separately) was the result of a 165% increase in revenue, as well as an 118% increase in bookings and related platform activity as the business continues to recover from the COVID-19 pandemic. The increase includes a $2.2 million increase in merchant fees, a $0.7 million increase in customer claim costs related to the Rover Guarantee Program, a $0.4 million increase in technology platform costs, and a $0.2 million increase in pet care provider background check costs.
Cost of revenue (exclusive of depreciation and amortization shown separately) increased $2.5 million, or 16%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase in cost of revenue (exclusive of depreciation and amortization shown separately) was the result of a 102% increase in revenue as the business continues to recover from the COVID-19 pandemic. The increase includes a $4.0 million increase in merchant fees, a $1.0 million increase in customer claim costs related to the Rover Guarantee Program, partially offset by the acceleration of amortization of $2.6 million in internal-use software related to the Rover Now service, which was discontinued and is recorded in cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations in 2020.
Operations and Support. Operations and support expenses increased $1.7 million, or 71%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase in operations and support expenses was primarily due to a $0.4 million increase in personnel-related costs for the operations and support team as well as a $1.0 million increase in third-party costs related to outsourced support providers in response to changes in demand for our platform as illustrated by the 118% increase in the number of bookings and related platform activity as the business continues to recover from the COVID-19 pandemic. The increase also consisted of a $0.3 million increase in the allocation of overhead costs.
Operations and support expenses remained flat for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. This was partially due to the higher operations and support costs prior to the implementation of our restructuring plan in the three months ended March 31, 2020. Following that restructuring plan, we have been investing back into operations and support in conjunction with the increase in activity on the platform as the business continues to recover from the COVID-19 pandemic.
Marketing. Marketing expenses increased $4.0 million, or 166%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase in marketing expenses was primarily due to a $3.7 million increase in discretionary marketing costs as we invest in new customer acquisition as demand for pet care services continues to recover from the COVID-19 pandemic. The increase was also due to a $0.2 million increase in personnel costs, and a $0.2 million increase in professional services costs.
Marketing expenses decreased $0.4 million, or 3%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The decrease in marketing expenses was primarily the net result of a $1.4 million reduction in personnel-related costs as a result of the implementation of our restructuring plan, offset by the $1.2 million increase in marketing expense as we strategically invest in new customer acquisition as demand for pet care services continues to recover from the COVID-19 pandemic.
Product Development. Product development expenses increased $0.7 million, or 16%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase was primarily due to an increase in personnel-related expenses as we continued to invest in our product and engineering efforts to improve our customers’ experiences with the platform.
Product development expenses decreased $3.5 million, or 19%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The decrease was the net result of a $3.5 million reduction in personnel-related costs in the nine months ended September 30, 2021 as a result of the implementation of our restructuring plan compared to the nine months ended September 30, 2020.
General and Administrative. General and administrative expenses increased $3.9 million, or 79%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase in general and administrative expenses was due to a $1.6 million increase in personnel costs, a $0.6 million increase in insurance expense and a $0.3 million increase of professional fees, all of which are needed to support Rover as a public company. Additionally, general and administrative expense includes $1.3 million of professional services related to noncapitalizable, one-time, merger-related costs.

General and administrative expenses increased $5.5 million, or 35%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase in general and administrative expenses was due to a $2.3 million increase of professional services related to the merger, $2.2 million increase in personnel costs as we invest in and support operating as a public company as well as the overall expected growth in our business, $0.4 million increase of insurance expense related to the expansion of our directors and officers insurance policy, and $0.3 million increase of tax expense.
Depreciation and Amortization. Depreciation and amortization decreased $0.2 million, or 11%, in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The decrease in depreciation and amortization expenses was due to a decrease in intangible asset amortization expense as a result of certain intangible assets related to the DogVacay and Barking Dog Ventures acquisitions reaching the end of their useful lives.
Depreciation and amortization decreased $1.4 million, or 20%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The decrease in depreciation and amortization expenses was due to a decrease in intangible asset amortization expense as a result of certain intangible assets related to the DogVacay and Barking Dog Ventures acquisitions reaching the end of their useful lives.
Other Income (Expense), Net
Interest Income. Interest income was flat for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020.
Interest income decreased $0.5 million, or 94%, in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The decrease was primarily related to a decline in interest rates year over year as well as a decrease in longer term investments.
Interest Expense. Interest expense increased $0.3 million, or 29%, for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The increase in interest expense was the result of the acceleration of amortization of debt issuance costs related to the repayment of our outstanding debt. As of September 30, 2021, the Company had no outstanding debt and had terminated our revolving credit facility.
Interest expense increased $0.5 million, or 20%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase in interest expense was primarily the result of the acceleration of amortization of debt issuance costs related to the repayment of our outstanding debt.
Loss from Impairment of DogHero Investment. The $2.0 million decrease was due to the write-down of our investment in DogHero, a pet care marketplace based in Brazil, for the three and nine months ended September 30, 2020.
Change in Fair Value of Earnout Liabilities. Change in fair value of earnout liabilities increased $71.3 million for the three and nine months ended September 30, 2021 as compared to the three and nine months ended September 30, 2020. We recognized a change in fair value of contingent earnout liability of $71.3 million due to the increase in the fair value of our Class A common stock after consummation of the Merger.
Change in Fair Value of Derivative Warrant Liabilities. Change in fair value of derivative warrant liabilities increased $12.3 million for the three and nine months ended September 30, 2021 as compared to the three and nine months ended September 30, 2020. We recognized a $12.3 million loss due to the change in the fair value of our Class A common stock warrants during the respective period the warrants were outstanding.

Comparisons for the Years Ended December 31, 2019 and 2020
The following tables set forth our results of operations for the years ended December 31, 2019 and 2020

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue	$95,052	$48,800
Costs and expenses(1):
Cost of revenue (exclusive of depreciation and amortization shown separately below)	23,522	19,823
Operations and support	19,882	12,371
Marketing	49,921	16,332
Product development	22,066	22,567
General and administrative	24,947	21,813
Depreciation and amortization	8,390	8,899
Total costs and expenses	148,728	101,805
Loss from operations	(53,676)	(53,005)
Other income (expense), net:
Interest income	2,807	488
Interest expense	(204)	(3,154)
Loss from impairment of DogHero investment	—	(2,080)
Other income (expense), net	(1,109)	172
Total other income (expense), net	1,494	(4,574)
Loss before income taxes	(52,182)	(57,579)
Benefit from (provision for) income taxes	468	94
Net loss	$(51,714)	$(57,485)
________________
(1)Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Operations and support	$277	$299
Marketing	301	397
Product development	1,486	1,873
General and administrative	2,003	2,972
Total stock-based compensation expense	$4,067	$5,541

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,
	2019	2020
Revenue	100%	100%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	25	41
Operations and support	21	25
Marketing	53	33
Product development	23	46
General and administrative	26	45
Depreciation and amortization	9	18
Total costs and expenses	157%	208
Loss from operations	(57)%	(108)
Other income (expense), net:
Interest income	3	1
Interest expense	—	(6)
Loss from impairment of DogHero investment	—	(4)
Other income (expense), net	(1)	—
Total other income (expense), net	2	(9)
Loss before income taxes	(55)	(117)
Benefit from (provision for) income taxes	—	—
Net loss	(55)%	(117)%
Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands)
Revenue	$95,052	$48,800	$(46,252)	(49)%
The decrease in revenue for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a 43% decrease in the number of bookings on our platform and a 7% decrease in the average gross booking value per booking due to the COVID-19 pandemic. Demand for overnight and daytime pet care is primarily linked to pet parents traveling or working outside of the home, which have declined as a result of widespread stay at home orders by local governments. As result of this COVID-19 impact, average GBV per booking decreased due to an increase in mix towards daytime services, which have lower GBV than overnight services, as well as a reduction in the average number of nights per stay for overnight services.

Costs and Expenses

	Year Ended December 31,		Change
	2019	2020	Amount	%
	(in thousands)
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$23,522	$19,823	$(3,699)	(16)%
Operations and support	19,882	12,371	(7,511)	(38)
Marketing	49,921	16,332	(33,589)	(67)
Product development	22,066	22,567	501	2
General administrative	24,947	21,813	(3,134)	(13)
Depreciation and amortization	8,390	8,899	509	6
Total costs and expenses	$148,728	$101,805	$(46,923)	(32)%
Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately). The decrease in cost of revenue (exclusive of depreciation and amortization shown separately) for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of a 49% decrease in revenue due to the COVID-19 pandemic. The decrease includes a $5.0 million decrease in merchant fees, a $1.4 million decrease in pet care provider background check costs, a $1.3 million decrease in customer claim costs related to the Rover Guarantee, and a $0.9 million decrease in technology platform costs. The decreases were partially offset by a $4.6 million increase in amortization expense for internal-use software, including a $2.6 million acceleration of internal-use software related to the discontinuation of our on-demand service and a $0.4 million increase in Rover Store costs.
Operations and Support. The decrease in operations and support expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a decrease in personnel-related costs for the operations and support team as well as a decrease in third-party costs related to outsourced support providers in response to changes in demand for our platform as illustrated by the 43% decrease in the number of bookings on our platform due to the COVID-19 pandemic and the reduced need for pet care provider onboarding and general platform user support activities. The decrease consisted of a $4.7 million decrease in personnel costs as a result of the reduction in force, a $2.2 million decrease of third-party customer service provider costs, a $0.7 million decrease in allocation of overhead costs and $0.4 million of other decreases primarily as a result of the discontinuation of our on-demand services. These reductions were partially offset by $0.5 million of severance costs related to the reduction in our workforce in response to the impact of the COVID-19 pandemic.
Marketing. The decrease in marketing expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of a $30.4 million reduction in discretionary customer acquisition expenses, a $1.4 million reduction of professional services costs, and a $2.1 million reduction in personnel costs as a result of the reduction in force. These reductions were made to reduce cash outlays due to a 43% reduction in the number of bookings on our platform as a result of the COVID-19 pandemic. The decreases were offset by $0.3 million of severance costs related to the reduction in our workforce.
Product Development. Product development expenses for the year ended December 31, 2020 were up slightly from the year ended December 31, 2019 and was the result of a $1.5 million increase in allocated overhead costs and $1.5 million of severance costs associated with the reduction in our workforce. These costs were offset by a $2.1 million decrease in personnel expenses as a result of the reduction in our workforce, a $0.4 million reduction in third party contractor costs, and a $0.2 million reduction in expenses associated with product development.
General and Administrative. The decrease in general and administrative expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of $2.0 million of personnel cost reductions as a result of the reduction in force, a $1.4 million decrease in professional services, a $0.2 million reduction in facilities and other overhead costs, a $0.2 million decrease in state and local taxes, and a $0.1 million decrease in bank fees. These decreases were partially offset by $0.6 million of severance costs due to the reduction in our workforce and a $0.3 million increase in insurance costs due to rate increases.
Depreciation and Amortization. The increase in depreciation and amortization expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was due to a $3.0 million increase in the depreciation expense for property, plant, and equipment as a result of office expansion to support our previously anticipated headcount growth. This increase was partially offset by a $2.5 million decrease of intangible asset amortization expense as a result of certain intangible assets related to the DogVacay acquisition reaching the end of their useful lives.
Other Income (Expense), Net
Interest Income. The $2.3 million decrease in interest income for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily related to a decline in interest rates year over year as well as a decrease in short-term investments.
Interest Expense. The $2.9 million increase in interest expense for year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of the addition of a $11.4 million principal amount of revolving borrowings and $15.0 million of term borrowings under the credit facility, and $30.0 million under the subordinated credit facility in March 2020. In addition, in April 2020, we were approved for and received a $8.1 million PPP Loan.
Loss on Impairment of DogHero Investment. The increase for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of a $2.1 million write-down of our investment in DogHero, a pet care marketplace based in Brazil.
Other Income (Expense), Net. The $1.3 million decrease in other income (expense), net for the year ended December 31, 2020 compared to the year ended December 31, 2019 was the result of $0.4 million of foreign currency exchange losses recorded in 2019 primarily related to the transfer of intangible assets from our European entities to our U.S. entity, $0.5 million of one-time expenses recognized in 2019 related to early exits from excess office spaces, and a $0.2 million increase in 2020 in other income primarily related to a settlement received from a class action lawsuit.
Benefit From (Provision For) Income Taxes. Benefit from (provision for) income taxes decreased by $0.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 driven by the conversion of the European subsidiaries to limited risk service providers.

Comparisons for the Years Ended December 31, 2018 and 2019
The following tables set forth our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019
	(in thousands)
Revenue	$71,411	$95,052
Costs and expenses(1):
Cost of revenue (exclusive of depreciation and amortization shown separately below)	16,173	23,522
Operations and support	17,430	19,882
Marketing	58,845	49,921
Product development	16,886	22,066
General and administrative	22,390	24,947
Depreciation and amortization	7,125	8,390
Total costs and expenses	138,849	148,728
Loss from operations	(67,438)	(53,676)
Other income (expense), net:
Interest income	2,654	2,807
Interest expense	(141)	(204)
Loss from impairment of DogHero investment	—	—
Other income (expense), net	(21)	(1,109)
Total other income (expense), net	2,492	1,494
Loss before income taxes	(64,946)	(52,182)
Benefit from (provision for) income taxes	269	468
Net loss	$(64,677)	$(51,714)
________________
(1)Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Operations and support	$206	$277
Marketing	181	301
Product development	2,391	1,486
General and administrative	3,904	2,003
Total stock-based compensation expense	$6,682	$4,067

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue:

	Year Ended December 31,
	2018	2019
Revenue	100%	100%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	23	25
Operations and support	25	21
Marketing	82	53
Product development	24	23
General and administrative	31	26
Depreciation and amortization	10	9
Total costs and expenses	195	157
Loss from operations	(95)	(57)
Other income (expense), net:
Interest income	4	3
Interest expense	—	—
Loss from impairment of DogHero investment	—	—
Other income (expense), net	—	(1)
Total other income (expense), net	4	2
Loss before income taxes	(91)	(55)
Benefit from (provision for) income taxes	—	—
Net loss	(91)%	(55)%
Revenue

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands)
Revenue	$71,411	$95,052	$23,641	33%
The increase in revenue in 2019 compared to 2018 was primarily due to a 30% increase in the number of bookings on our platform and a 0.5% increase in the average GBV per booking. Service fees as a percentage of booking value, inclusive of taxes, increased 0.3% compared to the same prior year period. Pet care provider background check fees increased $0.7 million, in 2019 compared to 2018, due to an increase in new pet care providers joining the platform.

Costs and Expenses

	Year Ended December 31,		Change
	2018	2019	Amount	%
	(in thousands)
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	$16,173	$23,522	$7,349	45%
Operations and support	17,430	19,882	2,452	14
Marketing	58,845	49,921	(8,924)	(15)
Product development	16,886	22,066	5,180	31
General administrative	22,390	24,947	2,557	11
Depreciation and amortization	7,125	8,390	1,265	18
Total costs and expenses	$138,849	$148,728	$9,879	7%
Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately). The increase in cost of revenue (exclusive of depreciation and amortization shown separately) in 2019 compared to 2018 was primarily due to a $2.7 million increase in amortization expenses of internal-use software as a result of increased investment in our platform. Additionally, as a result of a 30% increase in bookings, payment processing costs increased by $2.1 million, pet care provider background check costs increased $0.5 million, claim costs related to the Rover Guarantee increased $0.6 million, and hosting and technical platform costs increased $1.0 million.
Operations and Support. The increase in operations and support in 2019 compared to 2018 was primarily due to an increase in personnel-related costs for the operations and support team as well as an increase in third-party costs related to outsourced support providers in response to changes in demand for our platform as illustrated by the 30% increase in total bookings on our platform. This increase was the result of management's decision to increase the size of the operations and support organization to support our growing community of pet parents and pet service providers. Operations and support costs were 21% of total revenue in 2019, compared to 25% in 2018. The efficiency increase was the result of an increased reliance on lower cost third party support providers and also a result of product improvements that reduced operations and support labor costs.
Marketing. The decrease in marketing expenses in 2019 compared to 2018 was primarily due to $14.1 million of expense reductions in customer acquisition marketing channels such as television and social media and a $2.2 million reduction in the cost of promotional activities. These decreases were partially offset by a $3.7 million increase for marketing efforts associated with our expansion into the European market, $1.8 million and $0.3 million expense increase in the search marketing and affiliate acquisition channels, respectively, as well as $0.6 million increases across our remaining acquisition channels as expenditures were re-allocated to more efficient programs. Additionally, third-party service provider expenses increased $0.5 million in support of the Rover Blog and public relations efforts, allocated overhead expenses increased $0.3 million as a result of headcount growth and resulting office expansion, and personnel costs increased $0.2 million as a result of headcount growth.
Product Development. The increase in product development expense in 2019 compared to 2018 was primarily due to a $6.7 million increase in personnel costs and a $1.2 million increase in allocated overhead costs as a result of headcount growth, a $1.3 million increase as a result of expansion in the European market in late 2018, a $0.3 million increase in other costs associated with product development, and a $0.3 million increase in third party technology costs related mostly to the support of non-revenue generating systems. These increases are partially offset by a $4.6 million increase in capitalized costs related to the development of internal-use software.
General and Administrative. The increase in general and administrative expenses in 2019 compared to 2018 was the result of a $1.3 million increase in professional fees due to expansion into the European market, a $0.6 million increase in personnel costs, a $0.5 million increase in government relations related third party professional services, a $0.4 million increase in facilities and other overhead costs due to headcount growth, and a $0.6 million increase in other insurance and finance and information technology related expenses partially offset by $0.8 million of sales tax paid by Rover on behalf of its customers.
Depreciation and Amortization. The $1.3 million increase in depreciation and amortization expenses in 2019 compared to 2018 was primarily due to the amortization of intangible assets related to our acquisition of Barking Dog Ventures in the fourth quarter of 2018.
Other Income (Expense), Net
Interest Income. Interest income increased by $0.2 million in 2019 compared to 2018. The increase was primarily due to investment in longer-term securities.
Interest Expense. Interest expense increased by $0.1 million in 2019 compared to 2018. The increase was primarily due to the amortization of loan origination fees under our debt agreements.
Other (Expense) Income, Net. Other (expense) income, net increased $1.1 million in 2019 compared to 2018, which was primarily a result of a $0.5 million expense related to our exit from our offices in Spokane, Washington and $0.4 million of foreign currency exchange fluctuations.
Benefit From (Provision For) Income Taxes. Benefit from (provision for) income taxes increased by $0.2 million in 2019 compared to 2018 due to an increase in U.S. GAAP losses in foreign jurisdictions related to the acquisition of Barking Dog Ventures in the fourth quarter of 2018.
Quarterly Results of Operations
The following table sets forth our unaudited quarterly statements of operations data for each of the last nine quarters ended September 30, 2021. The information for each of these quarters has been prepared on the same basis as our audited consolidated financial statements, included elsewhere in this prospectus and includes, in our opinion, all adjustments, necessary to state fairly our results of operations for these periods. This data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Three Months Ended
	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sep. 30, 2021
	(in thousands)
Revenue	$26,770	$26,974	$16,991	$5,381	$13,260	$13,168	$12,196	$24,482	$35,153
Costs and expenses (1):
Cost of revenue (exclusive of depreciation and amortization shown separately)	6,543	6,377	5,418	6,209	4,322	3,874	4,176	6,283	8,036
Operations and support	4,894	4,844	5,055	2,482	2,460	2,374	2,233	3,482	4,199
Marketing	14,259	13,139	9,350	2,146	2,403	2,433	2,666	4,462	6,403
Product development	5,697	6,890	8,811	4,927	4,355	4,474	4,468	5,086	5,033
General and administrative	6,223	6,877	6,202	4,601	4,958	6,052	6,636	5,732	8,899
Depreciation and amortization	2,016	2,023	2,762	2,100	2,105	1,932	1,850	1,849	1,873
Total costs and expenses	39,632	40,150	37,598	22,465	20,603	21,139	22,029	26,894	34,443
(Loss) Income from operations	(12,862)	(13,176)	(20,607)	(17,084)	(7,343)	(7,971)	(9,833)	(2,412)	710
Other income (expense), net:
Interest income	649	474	332	129	22	5	4	4	19
Interest expense	(55)	(72)	(249)	(1,009)	(1,185)	(711)	(697)	(703)	(1,534)
Loss from impairment of DogHero investment	—	—	—	—	(2,000)	(80)	—		—
Change in fair value of earnout liabilities	—	—	—	—	—	—	—	—	(71,318)
Change in fair value of derivative warrant liabilities	—	—	—	—	—	—	—	—	(12,261)
Other income (expense), net	208	(804)	(44)	(144)	77	283	(51)	(26)	(116)
Total other income (expense), net	802	(402)	39	(1,024)	(3,086)	(503)	(744)	(725)	(85,210)
Loss before income taxes	(12,060)	(13,578)	(20,568)	(18,108)	(10,429)	(8,474)	(10,577)	(3,137)	(84,500)
Benefit from (provision for) income taxes	(28)	181	23	29	70	(28)	(14)	331	(36)
Net loss	$(12,088)	$(13,397)	$(20,545)	$(18,079)	$(10,359)	$(8,502)	$(10,591)	$(2,806)	$(84,536)

________________
(1)Costs and expenses include stock-based compensation expense as follows:

	Three Months Ended
	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sep. 30, 2021
	(in thousands)
Operations and support	$82	$43	$120	$41	$100	$38	$53	$48	$43
Marketing	62	106	174	51	123	49	68	99	71
Product development	371	473	676	273	510	414	295	399	287
General and administrative	573	539	615	529	1,056	772	585	601	593
Total stock-based compensation expense	$1,088	$1,161	$1,585	$894	$1,789	$1,273	$1,001	$1,147	$994
The following table sets forth our results of operations for the last nine quarterly periods presented as a percentage of our total revenue for those periods:

	Three Months Ended
	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sep. 30, 2021
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately)	24	24	32	115	33	29	34	26	23
Operations and support	18	18	30	46	19	18	18	14	12
Marketing	53	49	55	40	18	18	22	18	18
Product development	21	26	52	92	33	34	37	21	14
General and administrative	23	25	37	86	37	46	54	23	25
Depreciation and amortization	8	7	16	39	16	15	15	8	5
Total costs and expenses	147	149	222	418	156	160	181	110	98
(Loss) income from operations	(47)	(49)	(122)	(318)	(56)	(60)	(81)	(10)	2
Other income (expense), net:
Interest income	2	2	2	2	—	—	—	—	—
Interest expense	—	—	(1)	(19)	(9)	(5)	(6)	(3)	(4)
Loss from impairment of DogHero investment	—	—	—	—	(15)	(1)	—	—	—
Change in fair value of earnout liabilities	—	—	—	—	—	—	—	—	(203)
Change in fair value of derivative warrant liabilities	—	—	—	—	—	—	—	—	(35)
Other income (expense), net	1	(3)	—	(3)	1	2	—	—	—
Total other income (expense), net	3	(1)	1	(20)	(23)	(4)	(6)	(3)	(242)
Loss before income taxes	(44)	(50)	(121)	(338)	(79)	(64)	(87)	(13)	(240)
Benefit from (provision for) income taxes	—	1	—	1	1	—	—	1	—
Net loss	(44)%	(49)%	(121)%	(337)%	(78)%	(65)%	(87)%	(12)%	(240)%

Revenue
Revenue increased sequentially each quarter of 2019 due to continued growth in bookings on our platform. Our business experiences seasonally high revenue in the months of June, July, August, November, and December, which coincide with high travel demand for summer vacations and holidays. Revenue is typically lowest in the first quarter and highest in the third quarter. Revenue in the second quarter of 2020 decreased 77% compared to the second quarter of 2019 as a result of reduced demand for pet care services due to the COVID-19 pandemic. However, in the third and fourth quarters of 2020, as stay-at-home orders began to lift and some pet parents went on their summer and holiday vacations, revenue increased 146% and 145%, respectively, compared to the second quarter of 2020, down 50% and 51% compared to the third and fourth quarters of 2019, respectively.
Demand for overnight and daytime pet care is primarily linked to pet parents traveling or working outside of the home, both of which were negatively impacted by the onset of the COVID-19 pandemic and the various state and local restrictions that followed. During the nine months ended September 30, 2021, as individuals became more comfortable with traveling again or local restrictions eased, pet parents began to make more pet care bookings relative to the prior year, resulting in growth in new and repeat bookings. In addition, we experienced an increasing average booking value as pet care providers increased their prices and overnight services normalized as a proportion of service mix during the nine months ended September 30, 2021.
Costs and Expenses
2019 costs and expenses increased by $7.3 million from the first to fourth quarter. The increase was primarily driven by a $1.6 million increase in cost of revenue (exclusive of depreciation and amortization shown separately), a $2.9 million increase in marketing expense, and a $2.4 million increase in product development expense over such period. The increase in cost of revenue (exclusive of depreciation and amortization shown separately) was primarily driven by our growth in bookings. The increase in marketing expense was primarily due to seasonality, as we tend to spend less on customer acquisition in periods of seasonally low demand such as the first quarter, and more in the periods of seasonally high demand such as the third and fourth quarters. The marketing expense increase was also the result of our increased investment in market expansion in Europe. The increase in product development expense was primarily due to a $1.4 million increase in personnel costs driven by 14% headcount growth from the first quarter to the fourth quarter of 2019, as well as an increase in the use of third-party engineering contractors to supplement our workforce.
In the second quarter of 2020, we reduced our quarterly costs and expenses by $15.1 million, or 40%, compared to the first quarter of 2020 in response to the COVID-19 pandemic. This reduction was due to the execution of a restructuring plan which included an approximate 50% reduction in employee headcount compared to the first quarter of 2020, a $5.5 million reduction to quarterly customer acquisition marketing costs, and other reductions in third party vendor costs. Additionally, second quarter 2020 cost of revenue (exclusive of depreciation and amortization shown separately) included a $2.6 million acceleration of amortization related to the discontinued use of our on-demand services called Rover Now.
In the fourth quarter of 2020, cost of revenue (exclusive of depreciation and amortization shown separately) decreased as a percentage of revenue driven by a decrease of claim costs related to the Rover Guarantee Program and general and administrative expenses increased due to the investment in professional fees associated with public company readiness.
In the first quarter of 2021, the increase in general and administrative costs as a percentage of revenue was the result of an increase in professional services related to our public company readiness efforts. Additionally, cost of revenue (exclusive of depreciation and amortization shown separately), marketing and product development expenses increased as a percentage of revenue driven by a 7% decline in revenue from the fourth quarter of 2020 due to seasonal trends.
In the second quarter of 2021, general and administrative expenses declined as a percentage of revenue from the prior quarter driven by a decrease in non-capitalizable transaction related expenses as well as the overall increase in revenue from the first quarter of 2021 as we saw an increase in demand for the marketplace as pet parents began to travel again and return to the office, and some COVID-related restrictions lifted during the three months ended June

30, 2021. Additionally, while the increases in cost of revenue (exclusive of depreciation and amortization shown separately), operations and support, marketing and product development costs increased in absolute dollars in response to demand for our marketplace, these expenses declined as a percentage of revenue due to the revenue growth from the first quarter of 2021.
In the third quarter of 2021, cost of revenue (exclusive of depreciation and amortization shown separately) declined slightly as a percentage of revenue but increased by $1.8 million from the second quarter as we supported the demand of increased activity on our platform. While remaining flat as a percentage of revenue from the prior quarter, marketing expense increased $1.9 million during the third quarter of 2021 due to our investment in new customer acquisition as the demand for pet care services continues to recover from the COVID-19 pandemic. General and administrative expenses remained relatively flat as a percentage of revenue from the second to the third quarter of 2021, but increased in absolute dollars by $3.2 million due to additional public company costs incurred as well as $1.3 million of professional services related to non-capitalizable, one-time, merger-related costs.
In the third quarter of 2021, the change in fair value, net increased $83.6 million as we recognized a $71.3 million change in fair value of contingent earnout liability due to the increase in the fair value of our Class A common stock after consummation of the Merger, and recognized a change in fair value of derivative warrant liabilities of $12.3 million loss due to the change in the fair value of our Class A common stock warrants during the respective period the warrants were outstanding.
Non-GAAP Measures—Adjusted EBITDA
We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), loss from operations, and other results under GAAP, we use Adjusted EBITDA, which is described below, to evaluate our business.
We use Adjusted EBITDA for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. We believe that this non-GAAP financial measure, when taken together with its most directly comparable GAAP measure, net income (loss), provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results.
We believe that both management and investors benefit from referring to this non-GAAP financial measure in assessing our performance and when planning, forecasting, and analyzing future periods. This non-GAAP financial measure also facilitates management’s internal comparisons to our historical performance. We believe this non-GAAP financial measure is useful to investors both because (1) it allows for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) it is used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and our Board.
Non-GAAP financial measures have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for, financial information prepared in accordance with GAAP. For example, our calculation of Adjusted EBITDA may differ from similarly titled non-GAAP measures, if any, reported by our peer companies, or our peer companies may use other measures to calculate their financial performance, and therefore our use of Adjusted EBITDA may not be directly comparable to similarly titled measures of other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income are excluded or included in determining this non-GAAP financial measure. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in our future filings with the SEC. For example, due to warrant and earnout liabilities resulting from the Merger, we now exclude change in fair value, net from net loss in our Adjusted EBITDA calculation, which had not been done in prior periods. Moreover, the three and nine months ended September 30, 2020 calculations exclude an impairment loss not reflected in other quarters.
We define Adjusted EBITDA as net loss excluding depreciation and amortization, stock-based compensation expense, interest expense, interest income, change in fair value, net, other income (expense), net, income tax expense or benefit, and non-routine items such as restructuring, investment impairment, and certain merger and acquisition-related costs. We believe that this non-GAAP financial measure, when taken together with the corresponding U.S. GAAP financial measure, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. We consider Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. We believe that the use of Adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance.
Adjusted EBITDA margin as presented below is Adjusted EBITDA divided by revenue.

In 2019, Adjusted EBITDA was ($35.2) million, an improvement compared to ($49.2) million in 2018. This improvement was primarily due to increased revenue as a result of a 30% increase in total bookings and a decrease in marketing expense both in absolute dollars and as a percentage of revenue, as our marketplace scale and improving matching algorithm drove higher marketing efficiency and allowed us to reduce our investment in higher cost marketing channels. In 2020, Adjusted EBITDA was ($25.0) million, compared to ($35.2) million in 2019, primarily due to the impact of COVID-19 pandemic on transactions on our marketplace and the subsequent cost-cutting actions to reduce our cash burn by turning off substantially all paid acquisition marketing activities and implementing a reduction in force of approximately 40% of our employees and moving approximately 10% of our employees to standby or furlough. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19.”

Adjusted EBITDA (in millions)
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
($10.8)
($7.9)
($8.2)
($8.2)
($12.3)
($8.4)
($1.2)
($3.1)
($4.4)
$2.5
$6.6
Margin %
(62%)
(33%)
(31%)
(31%)
(72%)
(157%)
(9%)
(23%)
(36%)
10%
19%

In the three months ended September 30, 2021, Adjusted EBITDA was $6.6 million, an improvement of $7.8 million compared to ($1.2) million in the three months ended September 30, 2020. This improvement was primarily due to a 118% increase in total bookings and an increase in average booking value, as our marketplace scaled and pet parents traveled more which improved revenue. In the three months ended September 30, 2020, Adjusted EBITDA was ($1.2) million, primarily due to the impact of the COVID-19 pandemic on our marketplace and the subsequent cost-cutting actions during that period. Over the long term, we expect Adjusted EBITDA to be positive and increase over time as a result of growth in bookings on our platform and operational efficiency gains; however, in the near term, there remains some uncertainty as our marketplace continues to recover from the impact of COVID-19. For additional information regarding the impact of the COVID-19 pandemic on our business, see “—Impact of COVID-19” and “—Components of Results of Operations—Restructuring.”

The following table presents a reconciliation of Adjusted EBITDA from net loss, along with Adjusted EBITDA margin, for the years ended December 31, 2018, 2019 and 2020 and three and nine months ended September 30, 2020 and 2021:

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2019	2020	2020	2021	2020	2021
	(in thousands)
Revenue	$ 71,411	$ 95,052	$ 48,800	$ 13,260	$ 35,153	$ 35,632	$ 71,831
Adjusted EBITDA reconciliation:
Net loss	$(64,677)	$(51,714)	$(57,485)	$(10,359)	$(84,536)	$(48,983)	$(97,933)
Add (deduct):
Depreciation and amortization (1)	9,656	13,596	18,713	3,857	3,638	15,099	10,815
Stock-based compensation expense (2)	6,871	4,520	5,541	1,789	994	4,268	3,142
Interest expense	141	204	3,154	1,185	1,534	2,443	2,933
Interest income	(2,654)	(2,807)	(488)	(22)	(19)	(483)	(28)
Loss from impairment of Dog Hero investment	—	—	2,080	2,000	—	2,000	—
Change in fair value, net (5)	—	—	—	—	83,579	—	83,579
Other (income) expense, net	21	1,109	(171)	(77)	116	111	194
Income tax (benefit) expense	(269)	(468)	(94)	(70)	36	(122)	(280)
Restructuring expense (3)	—	—	3,763	511	—	3,750	—
Merger and acquisition-related costs(4)	1,707	341	31	—	1,280	31	2,336
Adjusted EBITDA	$(49,204)	$(35,219)	$(24,956)	$(1,186)	$6,622	$(21,886)	$4,758
Adjusted EBITDA margin (6)	(69)%	(37)%	(51)%	(9)%	19%	(61)%	7%
________________
(1)Depreciation and amortization include amortization expense related to capitalized internal use software, which is recognized as cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.
(2)Stock-based compensation expense includes equity granted to employees as well as for professional services to non-employees.
(3)Restructuring costs include expenses for severance-related and legal costs incurred during the implementation of our restructuring plan.
(4)Merger and acquisition-related costs include accounting, legal, consulting and travel related expenses incurred in connection with the merger and business combinations.
(5)Change in fair value, net includes the mark-to-market adjustments related to the earnout and warrant liabilities.
(6)Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

The following table presents a reconciliation of Adjusted EBITDA from net loss, along with Adjusted EBITDA margin, for each of the last nine fiscal quarters ended September 30, 2021:

	Three Months Ended
	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sep. 30. 2021
	(in thousands)
Revenue	$26,770	$26,974	$16,991	$5,381	$13,260	$13,168	$12,196	$24,482	$35,153
Adjusted EBITDA reconciliation:
Net loss	$(12,088)	$(13,397)	$(20,545)	$(18,079)	$(10,359)	$(8,502)	$(10,591)	$(2,806)	$(84,537)
Add (deduct):
Depreciation and amortization (1)	3,417	3,631	4,644	6,599	3,857	3,613	3,569	3,608	3,638
Stock-based compensation expense (2)	1,202	1,274	1,585	894	1,789	1,273	1,001	1,147	994
Interest expense	55	72	249	1,009	1,185	710	697	703	1,534
Interest income	(649)	(474)	(332)	(129)	(22)	(5)	(4)	(4)	(19)
Loss from impairment of DogHero investment	—	—	—	—	2,000	80	—	—	—
Change in fair value, net (5)	—	—	—	—	—	—	—	—	83,580
Other (income) expense, net	(208)	805	44	144	(77)	(281)	51	26	116
Income tax (benefit) expense	28	(181)	(23)	(29)	(70)	28	14	(331)	36
Restructuring expense (3)	—	—	2,080	1,159	511	13	—	—	—
Merger and acquisition-related costs (4)	9	28	28	3	—	—	905	151	1,280
Adjusted EBITDA	$(8,234)	$(8,242)	$(12,270)	$(8,428)	$(1,186)	$(3,071)	$(4,358)	$2,494	$6,622
Adjusted EBITDA margin (6)	(31)%	(31)%	(72)%	(157)%	(9)%	(23)%	(36)%	10%	19%
________________
(1)Depreciation and amortization include amortization expense related to capitalized internal use software, which is recognized as cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.
(2)Stock-based compensation expense includes equity granted to employees as well as for professional services to non-employees.
(3)Restructuring costs include expenses for severance-related and legal costs incurred during the implementation of our restructuring plan.
(4)Merger and acquisition-related costs include accounting, legal, consulting and travel related expenses incurred in connection with the merger and business combinations.
(5)Change in fair value, net includes the mark-to-market adjustments related to the earnout and warrant liabilities.
(6)Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.
Liquidity and Capital Resources
As of September 30, 2021, we had $290.3 million of cash and cash equivalents, which were primarily invested in money market funds. This represents an increase of $209.5 million from December 31, 2020 due to the $235.6 million of net proceeds from the Merger. See Note 3—Reverse Recapitalization to our unaudited condensed consolidated financial statements. As a result of the terminations of our credit agreements during the three months ended September 30, 2021, we no longer have any outstanding debt or existing credit agreements.
From inception to December 31, 2020, we incurred operating losses and negative operating cash flows, and financed our operations through the sale of equity securities and the incurrence of debt. For the nine months ended September 30, 2021, we incurred operating losses of $(11.5) million but generated positive operating cash flows of $20.6 million. We expect that operating losses and negative operating cash flows could continue into the foreseeable future as we continue to invest in growing our business. Based upon our current operating plans, we believe that cash and equivalents and short-term investments will be sufficient to fund our operations for at least the next 12 months from the date of this prospectus. However, these forecasts involve risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.
Our future capital requirements and the adequacy of available funds will depend on many factors, including, but not limited to, our ability to grow our revenues and the impact of the COVID-19 pandemic, and other factors described in “Risk Factors”. We may seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.
Credit Facility
In May 2018, we entered into a credit facility with Silicon Valley Bank (“SVB”) consisting of a revolver and term loan borrowings. Our obligation under the credit facility was secured by substantially all of our assets. The credit facility contained customary conditions to borrowing, events of default and covenants restricting our activities, including limitations on our ability to sell assets, engage in mergers and acquisitions, enter into transactions involving related parties, incur indebtedness or grant liens or negative pledges on our assets, make loans or make other investments. The credit facility also contained minimum liquidity and minimum net revenue financial covenants that were applicable if our overall liquidity did not exceed $65.0 million at the end of a reporting period. We were in compliance with all of our covenants under the credit facility as of December 31, 2020. In March 2021, the credit facility was amended to provide that the minimum liquidity and minimum net revenue financial covenants would be applicable if overall liquidity does not exceed $65.0 million at the end of the reporting period.
The revolving line of credit provided for up to $15.0 million principal amount of borrowings and was set to mature in May 2022. Interest was payable monthly and accrued at the greater of (1) 4.5% and (2) prime rate plus a margin of 0.50% per year, or if certain milestones are achieved, greater of (1) 4.0% and (2) the prime rate. As of December 31, 2020, these milestones had not been met. We were required to pay a quarterly fee in an amount equal to 0.30% per year times the average unused portion of the revolving line credit. During the year ended December 31, 2020, we had incurred $11.4 million in revolver borrowings, issued a $3.5 million letter of credit primarily for the security deposit on our Seattle headquarters, which reduced available revolver borrowings, we repaid the $11.4 million revolver borrowings, and had $11.4 million in available revolver borrowings as of December 31, 2020. As of September 30, 2021, we had repaid in full all amounts owed under the facility, terminated all commitments and obligations under the revolving line of credit, were released from all security interests, mortgages, liens and encumbrances under the credit facility, and retained an unsecured $3.5 million letter of credit for the security deposit on our Seattle headquarters and Spokane office space.
The credit facility also provided for up to $15.0 million principal amount of term borrowings, and was available until June 30, 2021, which could have been incurred in three tranches of up to $5.0 million based upon achievement of revenue milestones. Term borrowings matured in June 2024. Interest was payable monthly and accrued at the greater of (1) 5.0% and (2) prime rate plus a margin of 1.0% per year, or if certain milestones were achieved, greater of (1) 4.5% and (2) the prime rate plus a margin of 0.5% per year. Term borrowings were interest only through June 2021. Beginning in July 2021 and continuing through the maturity date, principal and interest were payable in equal monthly installments. Principal that had been repaid could not be reborrowed. During 2020, we had drawn on the $15.0 million growth capital advance and repaid the outstanding balance. At September 30, 2021, there were no amounts outstanding, and we could no longer borrow under the growth capital advance component of the credit facility.
Paycheck Protection Program Loan
In April 2020, we entered into a Paycheck Protection Program Promissory Note and Agreement with SVB, pursuant to which we incurred $8.1 million aggregate principal amount of term borrowings (the “PPP Loan”). The PPP Loan was made under, and was subject to the terms and conditions of, the PPP, which was established under the CARES Act and is administered by the U.S. Small Business Administration. The term of the PPP Loan was two years with a maturity date of April 2022 and accrued interest at a rate of 1.00% per year. Interest was payable monthly. Payments of principal and interest on the PPP Loan were deferred for the first 16 months of the term of the PPP Loan until August 2021.
In connection with the closing of the Merger on July 30, 2021, we repaid the principal and accrued interest on the PPP Loan.
Subordinated Credit Facility
In August 2019, we entered into a subordinated credit facility with SVB and another lender which provided for up to $30.0 million principal amount of term borrowings until June 30, 2020 in tranches of at least $5.0 million. The subordinated credit facility had a maturity date of August 2022. Interest was payable monthly and accrued at a rate equal to the prime rate plus a margin of 4.25% per year. Borrowings were interest only through the maturity date when the outstanding principal amount and accrued interest must be repaid. The principal amount could have been repaid at any time with a premium. Principal that had been repaid could not be reborrowed. Our obligations under the subordinated credit facility were secured by substantially all of our assets. The subordinated credit facility contained customary conditions to borrowing, events of default and restrictive covenants that were substantially similar to our credit facility. As of the closing of the Merger on July 30, 2021, we were in compliance with all of our covenants under the subordinated credit facility. In connection with the closing of the Merger, we repaid in full the principal and accrued interest on the subordinated credit facility and terminated all commitments and obligations under the credit facility.
Cash Flows
The following table summarizes our cash flows for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(34,063)	$(24,721)	$(56,955)	$(52,693)	$20,606
Investing activities	(38,992)	14,717	31,419	27,218	(5,147)
Financing activities	124,174	773	38,631	38,284	194,035
Effect of foreign exchange on cash, cash equivalents and restricted cash	44	(70)	99	(11)	(15)
Net increase (decrease) in cash and cash equivalents and restricted cash	$51,163	$(9,301)	$13,194	$12,798	$209,479
Operating Activities
Net cash used in operating activities was $52.7 million for the nine months ended September 30, 2020. The most significant component of our cash used was a net loss of $49.0 million. This included non-cash expense related to stock-based compensation of $4.3 million and depreciation and amortization totaling to $15.1 million. In addition, a cash outflow totaling $25.6 million was attributable to changes in operating assets and liabilities, primarily as a result of a decrease of $20.1 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to decreased bookings along with revenue recognized from amounts billed and collected in prior periods, and a decrease of $3.9 million in accounts payable as a result of timing of payments to vendors.Net cash provided by operating activities was $20.6 million for the nine months ended September 30, 2021. The most significant component of our cash provided by operations was a net loss of $97.9 million which included non-cash expense related to the change in fair value of earnout and warrant liabilities of $83.6 million, depreciation and amortization totaling $10.8 million, stock-based compensation of $3.1 million and $1.5 million of non-cash operating lease costs. Additionally operating assets and liabilities increased primarily as a result of an increase of $25.3 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition.
Net cash used in operating activities was $34.1 million for the year ended December 31, 2018. The most significant component of our cash used was a net loss of $64.7 million. This included non-cash expense related to stock-based compensation of $6.7 million and depreciation and amortization totaling to $9.7 million. This was partially offset by a cash inflow totaling $15.0 million attributable to changes in operating assets and liabilities, primarily as a result of an increase of $10.0 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition, and a $4.7 million increase in accounts payable as a result of our increased spending and timing of payments to vendors. This inflow was partially offset by an increase in prepaid expenses and other current assets of $1.4 million.
Net cash used in operating activities was $24.7 million for the year ended December 31, 2019. The most significant component of our cash used was a net loss of $51.7 million. This included non-cash expense related to stock-based compensation of $4.1 million and depreciation and amortization totaling to $13.6 million. This was partially offset by a cash inflow totaling $9.6 million attributable to changes in operating assets and liabilities, primarily as a result of an increase of $5.4 million of deferred rent included in other noncurrent liabilities, and a $6.0 million increase in deferred revenue, pet parent deposits and pet service provider liabilities due to increased payments received from customers in advance of revenue recognition.
Net cash used in operating activities was $57.0 million for the year ended December 31, 2020. The most significant component of our cash used was a net loss of $57.5 million. This included non-cash expense related to stock-based compensation of $5.5 million, an impairment of $2.1 million related to our investment in Dog Hero and depreciation and amortization totaling to $18.7 million. In addition, a cash outflow totaling $26.5 million was attributable to changes in operating assets and liabilities, primarily as a result of a decrease of $20.6 million in deferred revenue, pet parent deposits, and pet service provider liabilities due to decreased bookings along with revenue recognized from amounts billed and collected in prior periods, and a decrease of $4.4 million in accounts payable as a result of timing of payments to vendors.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2021 was $5.1 million, which was primarily driven by our investment in internal-use software of $4.6 million and purchase of property and equipment of $0.6 million.
Net cash provided by investing activities for the nine months ended September 30, 2020 was $27.2 million, which was primarily due to net short-term investment cash inflows of $33.2 million, offset by purchases of property and equipment of $0.7 million, and investment in internal-use software of $5.2 million.
Net cash used in investing activities for the year ended December 31, 2018 was $39.0 million, which was primarily due to net short-term investment cash outflows of $20.5 million, cash used to acquire Barking Dog Ventures Ltd. of $14.1 million, investment in internal-use software of $6.2 million, and purchases of property and equipment of $1.2 million.
Net cash provided by investing activities for the year ended December 31, 2019 was $14.7 million, which was primarily due to net short-term investment cash inflows of $48.0 million, offset by purchases of property and equipment of $16.4 million, investment in internal-use software of $11.9 million, and an equity investment in DogHero Ltd. of $5.0 million.

Net cash provided by investing activities for the year ended December 31, 2020 was $31.4 million, which was primarily due to net short-term investment cash inflows of $36.2 million, offset by investment in internal-use software of $6.8 million and purchases of property and equipment of $0.9 million.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2021 was $194.0 million, which primarily consisted of $235.6 million of net proceeds related to the reverse recapitalization resulting from the Merger, partially offset by $38.1 million of repayment of borrowings on our credit facilities.
Net cash provided by financing activities for the nine months ended September 30, 2020 was $38.3 million, which was primarily due to net proceeds from borrowings under our credit facilities.
Net cash provided by financing activities for the year ended December 31, 2018 was $124.2 million, which was primarily due to the sale of convertible preferred stock, net of cash paid for issuance costs, totaling $123.7 million.
Net cash provided by financing activities for the year ended December 31, 2019 was $0.8 million, which consisted of proceeds from exercise of common stock options.
Net cash provided by financing activities for the year ended December 31, 2020 was $38.6 million, which was primarily due to net proceeds from borrowings under our credit facilities.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.
Interest Rate Risk
Our investment portfolio consists of short-term fixed income securities, including government and investment-grade debt securities and money market funds. These securities are classified as available-for-sale and, consequently, are recorded in the consolidated balance sheets at fair value with unrealized gains or losses, net of tax reported as a separate component of stockholders’ deficit within accumulated other comprehensive income (loss). Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes.
Based on our investment portfolio balance as of December 31, 2020 and September 30, 2021, a hypothetical 100 basis point increase in interest rates would not have materially affected our consolidated financial statements. We currently do not hedge these interest rate exposures.
Foreign Currency Risk
Our functional currency is the U.S. dollar, while certain of our current and future subsidiaries will be expected to have other functional currencies, including the British Pound, the Euro and the Canadian dollar. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although it may do so in the future.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.
Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
While our significant accounting policies are described in the notes to our consolidated financial statements, we believe that the accounting policies below are most critical to understanding our financial condition and historical and future results of operations.
Revenue Recognition
We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which we adopted as of January 1, 2019 on a modified retrospective basis. We generate substantially all of our revenue from facilitating the connection between pet care providers and pet parents. We consider both pet parents and pet care providers to be our customers. We charge a fixed percentage service fee for each arrangement of pet-related services between the pet parent and the pet service provider on our platform, or a booking. The fixed percentage service fees are established at the time a pet parent or pet provider joined the platform and do not vary based on the volume of transactions. A booking defines the explicit fee from which we earn our fixed service fee. Our single performance obligation is identified as the facilitation of the connection between pet care provider and pet parent through our platform, which occurs upon the completion of a booking. Revenue is recognized at a point in time when the performance obligation is satisfied upon completion of a booking and the related underlying pet-related services have begun.
We evaluate the presentation of revenue on a gross or net basis based on whether or not we are the principal in the transaction (gross) or whether we arrange for other parties to provide the service to the pet parent and are an agent (net) in the transaction. We determined that we do not control the right to use the pet-related services provided by the pet service provider to the pet parent. Accordingly, we concluded that we are acting in an agent capacity and revenue is presented net reflecting the service fees received from our customers to facilitate a booking.
We offer discounts to pet parents to encourage use of the Company’s platform. Discounts are primarily in the form of coupon codes for prospective pet parents and are accounted for as reductions to revenue.
Stock-Based Compensation
We estimate the fair value of stock options granted to employees, non-employees and directors using the Black-Scholes option pricing model. The fair value of stock options that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period.
The Black-Scholes option pricing model utilizes inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:
•Fair Value of Common Stock. See “—Common Stock Valuations” below.
•Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.
•Expected Volatility. Because prior to the closing of the Merger we had been privately held and did not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded peer companies over a period equal to the expected term of the stock option grants. As our common stock only recently became publicly traded, the expected volatility for our stock options will be determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards in the future until we have a sufficient period of our own volatility

•Expected Term. The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.
•Expected Dividend Yield. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.
See Note 14 to Legacy Rover’s annual audited financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, stock-based compensation could be materially different.
Common Stock Valuations
Historically, for all periods prior to the Merger, since there had been no public market for Legacy Rover’s common stock, the fair value of the shares of common stock underlying Legacy Rover’s share-based awards was estimated on each grant date by the Legacy Rover Board. To determine the fair value of Legacy Rover’s common stock underlying option grants, the Legacy Rover Board considered, among other things, input from management, valuations of Legacy Rover common stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the Legacy Rover Board’s assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors include, but are not limited to:
•our results of operations and financial position, including the present value of expected future cash flows and the value of tangible and intangible assets;
•risks and opportunities relevant to our business;
•the status of platform development activities;
•our business conditions and projections;
•the market value of companies engaged in a substantially similar business;
•the lack of marketability of our common stock as a private company;
•the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions;
•the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
•the likelihood of achieving a liquidity event for our securityholders, such as an initial public offering or a sale of the company, given prevailing market conditions;
•the hiring of key personnel and the experience of management; and
•trends and developments in our industry, including the impact of COVID-19.
For valuations performed prior to October 31, 2020, Legacy Rover used the option pricing method (“OPM”) back-solve method. In an OPM framework, the back-solve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected due to Legacy Rover’s stage and uncertainty regarding the timing and probability of possible future exit scenarios.
For valuations performed on and subsequent to October 31, 2020, Legacy Rover used a hybrid method of the OPM and the Probability-Weighted Expected Return Method (“PWERM”). PWERM considers various potential liquidity outcomes. This approach included the use of an initial public offering scenario, a strategic merger or sale scenario, and a scenario assuming continued operation as a private entity. Under the hybrid OPM and PWERM method, the per share value calculated under the OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.
Earnout Shares
For a description of the Earnout Shares, see “—Factors Affecting Our Performance—Earnout and Derivative Warrant Liabilities.”
At the closing of the Merger, the Earnout Shares were not indexed to the common stock of the Company and, therefore, were accounted for as liability classified instruments in accordance with ASC 815-40, as the events that determine the number of Earnout Shares required to be released or issued, as the case may be, include events that are not solely indexed to the fair value of common stock of the Company. The Earnout Shares will be measured at fair value at each reporting date until they are settled or meet the criteria for equity classification, and changes in the fair value will be recorded as a component of other income (expense), net in the unaudited condensed consolidated statements of operations. The fair value of the Earnout Shares liability is estimated using the Monte Carlo simulation of the stock prices based on historical and implied market volatility of a peer group of public companies.
The Company has historically been a private company and has limited company-specific historical and implied volatility information. Accordingly, the volatility assumption used in the model is subjective and requires significant management judgment. Management estimated the expected volatility assumption based on the implied common stock volatilities of a set of publicly traded peer companies. Changes in this assumption, including the selection of or quantities of companies with the peer company set, could materially affect the estimate of the fair value of these instruments and the related change in fair value of these instruments that will be recorded in the Company’s unaudited condensed consolidated statements of operations.
Derivative Warrant Liabilities
At the closing of the Merger, the Company assumed 2,574,164 Private Placement Warrants and 5,500,000 Public Warrants. Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustments. The Warrants are exercisable at any time commencing on the later of (i) 30 days after the completion of the Merger on July 30, 2021 and (ii) 12 months from the date of the closing of Caravel’s initial public offering on December 11, 2020 and terminating five years after completion of the Merger.
The agreement governing the Warrants includes a provision that could result in a different settlement value for the Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the Company’s ordinary shares, the Private Placement Warrants are not considered to be “indexed to the Company’s own stock.” In addition, the provision provides that in the event of a tender or exchange offer accepted by holders of more than 50% of the outstanding shares of the Company’s ordinary shares, all holders of the Warrants (both the Public Warrants and the Private Placement Warrants) would be entitled to receive cash for all of their Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company’s control), all Warrant holders would be entitled to cash, while only certain of the holders of the Company’s ordinary shares may be entitled to cash. These provisions preclude the Company from classifying the Warrants in stockholders’ equity. Since the Warrants meet the definition of a derivative, the Company initially recorded the Warrants as liabilities on the unaudited condensed consolidated balance sheet at fair value, with subsequent changes in the fair value recognized in the unaudited condensed consolidated statements of operations at each reporting date. The fair value of the Public Warrants will be estimated at each measurement date using a Monte

Carlo simulation valuation model based on multiple inputs, including the implied volatility of the Public Warrants, among others.
The Company has historically been a private company and has limited company-specific historical and implied volatility information. Accordingly, the volatility assumption used in the model requires significant management judgment. Changes in this assumption could materially affect the estimate of the fair value of the Private Placement Warrants and the related change in fair value of these instruments that will be recorded in the Company’s unaudited condensed consolidated statements of operations.
Recent Accounting Pronouncements
See Note 2 to our annual audited consolidated financial statements and Note 2 to our unaudited interim consolidated financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and its results of operations.
Internal Control Over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
We have identified material weaknesses in our internal control over financial reporting as described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
•We did not design or maintain an effective control environment due to an insufficient complement of personnel with the appropriate level of knowledge, experience, and training commensurate with our accounting and reporting requirements. This material weakness contributed to the following additional material weaknesses.
•We did not design and maintain sufficient formal procedures and controls to achieve complete and accurate financial reporting and disclosures, including controls over the preparation and review of journal entries and account reconciliations. Additionally, we did not design and maintain controls to ensure appropriate segregation of duties.
•We did not design and maintain effective controls related to the identification of and accounting for certain non-routine, unusual or complex transactions, including the proper application of U.S. GAAP of such transactions. Specifically, we did not design and maintain controls to timely identify and account for warrant instruments that are derivative financial instruments.
The material weakness related to accounting for warrant instruments resulted in the restatement of the previously issued financial statements of Caravel related to warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial statement disclosures. The other material weaknesses described above did not result in a material misstatement to the consolidated financial statements, however they did result in adjustments to several accounts and disclosures prior to the original issuance of the financial statements. Additionally, these material weaknesses could result in a misstatement of substantially all of the financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
•We identified an additional material weakness as a result of the material weakness in our control environment in that we did not design and maintain effective controls over information technology (“IT”)

general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (1) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (2) user access controls to ensure appropriate segregation of duties that adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (3) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored; and (4) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.
These IT deficiencies did not result in a material misstatement to the financial statements; however, the deficiencies, when aggregated, could impact our ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.
We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional personnel and implementing additional procedures and controls. While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period, we are committed to continuous improvement and will continue to diligently review our internal control over financial reporting.
JOBS Act Accounting Election
We are an “emerging growth company,” as defined in the JOBS Act. The JOBS Act permits companies with emerging growth company status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We expect to use this extended transition period to enable it to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act.

BUSINESS
Unless the context otherwise requires, all references in this section to the “Company”, “we”, “us”, or “our” refer to the business of A Place for Rover, Inc. and its subsidiaries prior to the consummation of the Business Combination or Rover Group, Inc. together with its consolidated subsidiaries, after the consummation of the Business Combination.
Our History
A Place for Rover, Inc., a Delaware corporation, was incorporated on June 16, 2011 and is headquartered in Seattle, Washington, with offices in Spokane, Washington and internationally in Barcelona, Spain. In October 2018, we acquired all of the outstanding shares of Barking Dog Ventures, Ltd. to accelerate our presence and expand our growth in Europe. In March 2017, we acquired DogVacay, Inc to accelerate our presence and growth in the United States and Canada.
On July 30, 2021, Nebula Caravel Acquisition Corp., our legal predecessor company and a special purpose acquisition company sponsored by True Wind Capital that closed its initial public offering in December 2020, consummated the previously announced merger with A Place for Rover, Inc. and Fetch Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Caravel. Pursuant to the Merger, Merger Sub merged with and into A Place for Rover, Inc., the separate corporate existence of Merger Sub ceased, and A Place for Rover, Inc. continued as the surviving corporation in the Merger and as a wholly owned subsidiary of Caravel. The Merger was approved by Caravel’s stockholders at a meeting held on July 28, 2021. On the Closing, Caravel changed its name to Rover Group, Inc.
On August 2, 2021, our common stock and warrants, formerly those of Caravel, began trading on The Nasdaq Global Select Market under the ticker symbols “ROVR” and “ROVRW,” respectively.
As a result of the Merger, we raised gross proceeds of $268.3 million, including the contribution of $275.1 million of cash held in Caravel’s trust account from its initial public offering, net of the redemption of Caravel common stock held by Caravel’s public stockholders of $146.8 million, $50.0 million private investment in public equity at $10.00 per share of our Class A Common Stock, and $80.0 million of additional gross proceeds from the Sponsor Backstop Subscription Agreement. Under the Sponsor Backstop Subscription Agreement, TWC Funds purchased an aggregate of 8,000,000 shares of our Class A Common Stock at $10.00 per share. In addition, pursuant to the Assignment Agreement, we raised additional gross proceeds of $10.0 million from the sale of our Class A Common Stock at $10.00 per share. As a result of the Merger, we received net proceeds of $235.6 million, net of deferred transaction costs paid of $32.7 million.
Mission and Purpose
We believe in the unconditional love of pets, and Rover exists to make it possible for everyone to experience this love in their lives.
We started Rover because we believed that if we could make it easy for everyday pet people to start and grow their own small pet care businesses, we could do more than enable additional income; we could unlock joy for pets, pet lovers, and pet parents everywhere. But we have discovered more—growing Rover has revealed to us the extraordinary depth of empathy, care, and love everyday people in our neighborhoods can provide. Some of the best parts of working for Rover are the stories and anecdotes that we hear about pet care providers every day.
Take Ziggy, a Jindo mix whose owners were getting married. Like many contemporary pet parents, they wanted to incorporate their beloved Ziggy into the ceremony—so they turned to Rover. The sitter they met through Rover joined them at their wedding, not only keeping Ziggy out of trouble so he’d look sharp in his matching dog-suit, but going so far as to walk him down the aisle to greet his newly married parents.
Consider pet care provider Sylvia, who doesn’t just love dogs—she gets them. She asks her clients to pack a t-shirt that they’ve slept in as part of their dog’s overnight bag. The shirt smells like home, and it helps their dog feel safe and connected while they’re away.

In other words, the pet care providers on Rover are the keys. Ordinary neighborhood pet people who, when they step in to care for your pet, reveal themselves to be extraordinary. Our shared love of pets is powerful, inclusive, and magnetic. Pets connect people with other people and can even give us a sense of belonging and meaning. It’s our privilege to be stewards of those connections and relationships.
Overview
Rover is the world’s largest online marketplace for pet care based on GBV. We connect pet parents with caring pet care providers who offer overnight services, including boarding and in-home pet sitting, as well as daytime services, including doggy daycare, dog walking, and drop-in visits. Through September 30, 2021, approximately three million unique pet parents and more than 630,000 pet care providers across North America and Europe have booked a service on Rover, enabling millions of moments of joy and play for people and pets.
For pets and their parents, we started Rover to create a better pet care alternative than the existing options of friends and family, neighbors and kennels. We built a marketplace where pet parents could match with pet lovers who wanted to earn extra income. We believe that these matches not only enable better care for pets, but also create joy for both parties, and we sought to simplify radically the logistics of pet care. We built a simple and easy-to-use platform to enable pet parents to discover, book, pay and review pet care providers online or in our app.
For pet care providers, we built tools to easily create a listing in the Rover marketplace, along with simple tools for scheduling and booking care, communicating with pet parents, and receiving payment. To delight both parents and pet care providers, we invested in a customer service team to support them along the way. We went even further, aiming for the Rover brand to be a promise kept of trust and safety. We built a team to assist when problems arise during bookings and backed our marketplace with the Rover Guarantee program to assist with certain out-of-pocket costs incurred by parents or pet care providers in case of a problem with care. Through it all, we have been guided by our love of pets and belief in the unique human-pet bond.
Today, Rover is a category leader, based on GBV, in the online marketplace for pet care. Our scale drives ongoing improvements powered by network effects, as we can facilitate more and better matches between pet parents and pet care providers as more people join our platform. According to available credit card data, GBV on Rover was approximately 12x the size of the next closest online marketplace for pet care for the three months ended September 30, 2021, up from approximately 8x for the three months ended September 30, 2020. This credit card data was based on a sample of transactions in the United States during such periods from a third-party market research platform that transforms raw transaction data into structured data for market analysis and comparison. To estimate our relative size to our next closest competitor we compared the third-party data for such closest competitor to the third party data for Rover. Although we believe that these samples were representative of the online market for pet care, credit card sales may not be an accurate proxy to measure the size of an online marketplace. To the extent that customers use certain card types more or less frequently than customers of our competitors, this difference in credit card composition could impact the estimated market size differential between Rover and its competitors, and actual results for the total market or for different periods may vary.
Scale in the market for pet care matters. Because each pet’s needs are unique, pet care providers, unlike service providers in many other marketplaces, are not interchangeable. Against that backdrop, our network of care providers enables us to facilitate the match between pet, parent, and provider to best meet the unique needs and preferences of all three. We had 340,000 active providers with a booking in 2019, and we believe our network represents the largest number of high-quality providers among online marketplaces for pet care. Moreover, we have carefully designed our technology and data algorithms to leverage our growing scale by helping pet parents easily find better and better matches as our provider network expands. Our results speak for themselves—pet parents love Rover. From inception through September 30, 2021, pet parents had written more than 4.6 million reviews, and 97% of reviewed bookings had a 5-star rating. Pet parents who try Rover for the first time often become repeat customers. In 2020, 86% of our bookings were from repeat customers. For the nine months ended September 30, 2021, 80% of our bookings were repeat bookings.
The U.S. commercial market for non-medical pet services was $10.3 billion in 2019, according to Packaged Facts. But we believe the demand for high-quality, personalized pet care far exceeds the existing market. For example, based on surveys we conduct, typically 67% of the new pet parents on our marketplace were previously relying on friends, family, and neighbors, and had never used a commercial service for pet care. Based on the number of dogs and cats in the United States and estimates of travel and daytime care needs of pet parents, we estimate that our total addressable market is approximately $79 billion.
We have experienced strong growth. In the third quarter of 2021, our GBV was $157.1 million, a 176% increase from $56.9 million in the same prior year period. Demand for services grew throughout the three months ended September 30, 2021, with GBV for the period growing 35% over the same period in 2019. In 2019, our GBV was $436.4 million, an increase of 31% from $333.3 million in 2018, and our 2019 revenue was $95.1 million, an increase of 33% from $71.4 million in 2018.
We generate revenue from service fees charged to pet care providers and pet parents based on a percentage of the booking value on our marketplace. In 2019, approximately 1.1 million pet parents completed at least one booking on Rover. Our 2019 net loss was $51.7 million, compared to a net loss of $64.7 million in 2018, and 2019 Adjusted EBITDA was ($35.2) million, compared to ($49.2) million in 2018.
The COVID-19 pandemic impacted our 2020 results. GBV for the year ended December 31, 2020 was $233.2 million, down 47% from $436.4 million in the prior year period. Revenue for the year ended December 31, 2020 was $48.8 million, down 49% from $95.1 million in the prior year period. Net loss for the year ended December 31, 2020 was $57.5 million, compared to net loss of $51.7 million for the prior year period, and Adjusted EBITDA was ($25.0) million for the year ended December 31, 2020, compared to ($35.2) million for the prior year period.

As COVID-19 restrictions began to lift throughout the first nine months of 2021, our results began to recover. Due to the Delta variant and a slowdown in vaccine uptake, COVID-19 restrictions have been reimposed in some jurisdictions, which could negatively impact our results going forward. GBV for the nine months ended September 30, 2021 was $355.9 million, up 102% from $176.5 million in the prior year period. Revenue for the nine months ended September 30, 2021 was $71.8 million, up 102% from $35.6 million in the prior year period. Net loss for the nine months ended September 30, 2021 was $97.9 million, compared to net loss of $49.0 million for the prior year period, with the increase primarily driven by $83.6 million expense tied to a mark-to-market adjustment for warrants and earnout liabilities. Adjusted EBITDA was $4.8 million for the nine months ended September 30, 2021, compared to ($21.9) million for the prior year period.
For further information about how we calculate GBV and the non-GAAP financial measure Adjusted EBITDA, limitations of the use of such metrics, and a reconciliation of Adjusted EBITDA to net loss, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”
The COVID-19 pandemic has taken a terrible toll on the health, safety and well-being of people everywhere. We have navigated our business and our team through this time with heavy hearts, acknowledging the heartbreaking climate with an uncertain end date. While our business has been severely impacted by COVID-19 in 2020, we believe that demand for the pet care services offered through our platform will rebound as people increasingly return to normalized travel and work activity. When COVID rapidly appeared in the United States, GBV dropped 88% in April 2020 relative to April 2019, recovering to a 54% decline in December 2020 compared to December 2019 and an approximate 200% increase in June 2021 compared to June 2020. In the second, third and fourth quarters of 2020, we cut marketing expense by an average of 87% relative to the first quarter, but new bookings only decreased 34% over the same period. We have also experienced less adverse impact in geographies that are less dense and have had fewer shutdown restrictions. In September 2021, GBV was up 28% in our most dense and restricted areas, and up 47% in our least dense and restricted areas, in each case compared to September 2019. See “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Impact of COVID-19.”
When we look further into the future, we believe that COVID-19 has created a number of tailwinds to accelerate progress towards our mission. For example, while demand for pet care decreased under travel restrictions, shelter-in-place orders, and work from home requirements beginning in March 2020, leading to a decline in our revenue for the remainder of 2020, pet adoptions simultaneously skyrocketed. Twenty percent of respondents to a Nielsen survey in July 2020 said they adopted one or more dogs or cats between March and June 2020, compared to fewer than 5% of respondents over the corresponding period in 2019. New and experienced pet parents, having spent more time at home bonding with their pets, may be less comfortable leaving them home alone or in a kennel in the future. The financial pressure of COVID-19 has also negatively impacted traditional commercial providers and may expand the number of people looking to earn extra income.
Moreover, consumer behavior has continued to shift meaningfully toward online and app-based experiences. Based on the combination of these factors, we believe that our business will return to strong growth when the pandemic subsides. We are inspired to keep building our business to bring the love of pets to people everywhere, especially in the times when people need it most.
Pets and Their Love in People’s Lives
Pets offer people more than companionship; they fill lives with comfort, support, and belonging. In other words, they’re a steady force of unconditional love. So, it follows that people are increasingly integrating them into their lifestyles, traditions and families.
Nearly nine out of ten households in the United States has or has had a pet. Sixty-seven percent of U.S. households have a pet, and another 20% previously owned a pet according to a 2020 National Pet Owners Survey report by the American Pet Products Association, or APPA. Generational trends in lifestyle contribute to this prevalence, with an increasing number of people choosing to bring a pet into their lives, likely driven, in part, by later average ages for marriage and children. Studies suggest that pets may decrease stress, improve heart health, and help children with their social and emotional skills, according to the U.S. National Institute of Health. In an era of

social distancing during the pandemic, pet companionship and love has never been more important. A Packaged Facts survey indicated that 95% of dog owners and 94% of cat owners in the United States say that they “consider their dogs and cats to be part of the family.” This attitudinal trend is often called the “humanization of pets.” We serve a wide range of pet parents and household incomes, though our pet parents tend to be slightly younger and more affluent when compared to the age and income of the average pet owner based on a survey conducted by APPA.
How People Spend on Pets
This “humanization,” in addition to driving the growth in pet-owning households, has combined with “premiumization,” another widespread trend, to accelerate spending on pets within households. According to the results of an APPA survey, 32% of dog owners and 28% of cat owners would prioritize their pets’ medical needs over their own. Led by Millennials and Generation Z, many pet parents increasingly consider the needs of their pets, not just equally important to those of the rest of the family, but more important. While pet ownership in the United States increased 2% annually on average from 2011 to 2018, overall spending on pets increased 7% annually on average over the same period according to Market Watch. From 2014 to 2019, according to Packaged Facts, annual spending per pet-owning household on non-medical pet services, which include boarding, sitting, walking, grooming, and training, grew 26% from $120 to $152 per year. Additionally, pet spend has been recession resilient in the past. During the 2008-2009 recession, spending on pets increased 17%, compared to decreased spend in many other sectors, including entertainment, food, and housing, according to Market Watch.
Our Market Opportunity
Existing Commercial Market
The total U.S. market for pet spending was $95 billion in 2019, including pet food, veterinary services, pet supplies, and non-medical services, according to Packaged Facts. Due to impacts from COVID-19 and the related restrictions on travel and activities, Packaged Facts estimates a reduction in the market in 2020 to approximately $79 billion, Packaged Facts then estimates growth at a compound annual growth rate, or CAGR, of 9.2% through 2024 to reach approximately $111 billion.
Within this market, every category except for non-medical services is highly penetrated online, with relatively few category players. In contrast, the non-medical pet services category is highly fragmented and largely offline. This category includes overnight care, daytime services, and grooming, with overnight care comprising the largest portion of the category. The non-medical pet services market is estimated to have reached $10.3 billion in 2019, and is expected to be the fastest-growing segment of the pet industry from 2020 to 2024, with an estimated CAGR of 18.6% according to Packaged Facts.
Pet Services Market Opportunity
We believe the existing commercial market for pet care is limited because of the challenges of traditional pet care service offerings. Based on surveys we have conducted, typically 67% of new customers to Rover report that they have never purchased pet care before. Customers report that they have previously relied on friends, family, and neighbors for pet care services because of dissatisfaction with their commercial options. We believe that this latent demand represents an enormous expansion opportunity for the pet services industry as whole. We estimate the total addressable market today to be approximately $79 billion, including approximately $69 billion in overnight services and $10 billion in daytime services.
Overnight Services
The table below details our calculation of the overnight services opportunity in the United States. According to the APPA, 67% U.S. households, or 85 million households, had pets in 2020. To estimate trip nights per household, we take the Euromonitor estimate of 1.4 billion overnight trips in 2019 and assume 2.5 nights per domestic trip and 5.0 nights per international trip, for 3.9 billion total trip nights. Assuming 2.5 people per household, we calculate 11.4 total trip nights per household. This results in 964 million total addressable nights.

There were 97 million dogs and 76 million cats in U.S. households as of 2020, according to APPA, for a total of 173 million pets, an average of 2.0 per pet household. Based on our average nightly rate of approximately $35 per pet, this results in a total overnight market opportunity of $68.8 billion. This is more than 20x the size of the current commercial market for overnight pet services. Over the next ten years, with the growth of travel nights based on Euromonitor estimates, and our estimate of the increase in pet households, we calculate that the market could grow to $100.2 billion.

Overnight Services	Current	Future
% Households with Pets	67%	75%
Total Households (millions)	126	135
Total Pet Households (millions)	85	101
Total Trip Nights / Household	11.4	13.9
Total Addressable Nights (millions)	964	1,403
Pets Per Pet Household	2.0	2.0
Cats and Dogs in U.S. Families (millions)	173	206
Price Per Pet Per Night	$35	$35
Total ($bn)	$68.8	$100.2
Overnight TAM ($bn)	$69	$100
Daytime Services
The table below details our calculation of the daytime services opportunity in the United States. There were 97 million dogs in pet households in 2020 according to APPA, and we estimate that figure can grow to 115 million over the next ten years. We estimate the number of services per year for dog grooming and walks and the percentage of pet households addressable for these services. Based on our average rate of $50 per groom and $20 per walk, we estimate a total daytime market opportunity of $9.8 billion, with $5.8 billion from grooming services and $4.0 billion from walking services. This nearly $10 billion total addressable market is more than two times the size of the current commercial market for daytime pet services. Over the next ten years, with our estimate of the increase in pet households and addressable grooming households, we calculate that the market could grow to $13.4 billion per year. We believe opportunities in dog daycare and drop-in visits to be incremental to this market opportunity, as well as daytime service opportunities for cats.

Daytime Services	Current	Future
Total Dogs in U.S. Families (millions)	97	115
Groomings Per Pet Per Year	3.0	3.0
Price Per Grooming	$50	$50
% Households Addressable	40%	50%
Total (billions)	$5.8	$8.7
Walks Per Dog Per Year	52.0	52.0
Price per Walk	$20	$20
% Households Addressable	4%	4%
Total (billions)	$4.0	$4.8
Daytime TAM ($bn)	$10	$13
In total, we estimate an approximately $79 billion market opportunity today, growing to $113 billion in the next ten years. We estimate that this opportunity increases by 30% when including the opportunity in the Canadian and Western European markets where we currently operate.

Overview of the Pet Services Market
Existing Options for Pet Parents
For the millions of pet parents with travel plans or busy schedules, each existing care option presents its own disadvantages, especially for parents who have concerns that their pet will not receive enough individual care or human attention.
•Family, Friends, and Neighbors. Most pet parents rely on short-term favors to care for their pets, but these arrangements can cause social guilt and require return favors. Pet parents choose friends, family, and neighbors so that their pet has a familiar experience. However, because the service is a favor, and not for pay, pet parents may feel unable to either specify or insist on particular levels of care.
•Local Independent Providers. Local mom and pop shops and independent professionals often operate at small scale with little to no online presence, primarily relying on word of mouth and marketing solutions such as flyers and local ads. As a pet parent, it is difficult to know where to find reliable information, who to call, and who to trust.
•Large Commercial Providers. Large commercial providers, such as kennels and daycares, cannot meet the individual needs of pet parents. First, they are often expensive. Second, many pets are not compatible with the crowded nature of large providers. Finally, pet parents may not feel comfortable with the quality of care their pets may receive from a commercial provider.
•Online Aggregators. Pet parents can also access general purpose online aggregators and directories, such as Craigslist, Next-door, or Yelp, to find pet care providers. However, pet parents may lack trust in these directories, or find it difficult to find an available and appropriate pet care provider.
What Pet Parents Want
We founded Rover because we believed a platform like ours could better address pet parents’ basic pet care needs—and that doing so represented an enormous business opportunity. As busy pet parents, we were ourselves familiar with the specific balance of quality, ease of use, and affordability that, if brought to market, could delight pet parents everywhere. In short, pet parents want:
•An environment where their pet feels happy and stress-free. Above all, pet parents care about how their pets feel when they are away. Pet parents want regular reassurance that their pets feel as comfortable as they would at home. While some commercial providers try to address this need with innovations like pet webcams, pet parents often desire more peace of mind.
•Confidence and reassurance that their pets are receiving excellent, personalized care. Pet parents want the ability to carefully choose a provider and to confirm that their pets’ care is personalized to their needs and expectations. They also want to know that there are resources in place to handle problems that arise while they are away from their pets.
•Technology-enabled ease of access and management. Pet parents expect to be able to use their mobile devices or computers to find available providers who will meet their pet’s needs. They want to effortlessly contact and communicate, book and pay for a service, and stay connected so they can feel confident their pet is being loved and is safe and happy in their absence.
•Care that suits their budget and their lifestyle. While many pet parents may find commercial solutions too expensive, they also live full lives and are willing to pay the right price for the right care. For other parents whose pets often have specific needs or requirements, cost is not a barrier in exchange for safe, trusted, loving care.

Why Pet Parents Love Rover and Repeatedly Book
When a pet parent encounters Rover for the first time, they immediately understand that we understand them. As pet parents new to Rover move through their first experience of browsing, booking, and managing care on our platform, our goal is to delight them by anticipating and addressing their specific, unique needs. We aim to establish Rover as an extension of and improvement upon the pet care provided by friends and family: a loving, trustworthy, reliable option that becomes the go-to solution. Our success is reflected in the loyalty of our customers—for the year ended December 31, 2020, 86% of our bookings were repeat bookings.
•Personalized care for each unique pet. The first thing we present to pet parents is a wide variety of pet care providers to choose from. Our platform empowers parents to choose providers based on type of house, access to a yard, and the presence of children. Parents can find providers that will allow their pets on their furniture or will let them sleep on the bed. We also prompt pet parents to share details about their pets’ preferences, behavior, feeding habits, and lovable quirks to empower care providers to cater their care to each pet. We allow parents to create the familiar experience of care from friends, family and neighbors for their pet, in an environment where they can also feel comfortable and specify exact care standards.
•Care provider trust as a foundation. Pet parents see that providers on Rover share detailed profiles and personal information about themselves in order to build trust. They include their names, pictures, and a description of their pet care experience and offerings, along with data on the number of repeat customers, verified customer reviews, and photos from previous stays. We also encourage pet care providers, pets, and pet parents to get to know each other before booking and mutually confirm their fit, through the use of “Meet & Greets.”
•Higher quality service at any price point. Pet parents find that pet care providers typically offer better quality service than traditional commercial offerings, at more affordable prices. For example, pet care providers on Rover’s platform charged an average cost per night per pet for boarding in the United States of approximately $34 in 2020, on the lower end of the national range of $29 to $80 per night at dog kennels according to Homeguide.com. However, for pet parents seeking luxury experiences or specialized care for their pet, including pet massages, home-cooked food, or training, those services are available on Rover as well.
•Easy booking process. Pet parents have a simple and intuitive overall experience of finding, booking, and paying a pet care provider. Contacting a pet care provider through Rover us is as easy as a few keystrokes or taps on a phone, and most pet care providers respond in order to confirm the service within about three hours.
•Verifiability of quality and peace of mind. Once a booking is in process, pet parents often receive pictures and videos of their pet, sent to them by the pet care provider through our app or online. To date, 125 million photos have been shared on our platform, or roughly an average of 5.6 photos per booking. Providers can also map their dog walks and share information with pet parents. In fact, providers reported 11.5 million pees and poops, and 2.4 million miles walked while caring for pets in 2019. In the nine months ended September 30, 2021, providers reported over 8 million pees and poops, and 2.0 million miles walked while caring for pets. Beyond the burst of joy that comes with seeing their pet’s smiling face while they are away, this provides pet parents with peace of mind.
•Rover’s commitment to safety. Finally, pet parents see that trust and safety are at the heart of what we do. On top of our 24/7 support, we set clear community guidelines and provide features that facilitate safe, informed, and positive experiences for the people and pets in our community. In the rare instance that something goes wrong during a booking, the Rover Guarantee program covers members of our community up to a specified amount for costs arising from certain injuries or damages that occur during a service booked and paid through Rover. Our dedicated Trust & Safety team is equipped to offer steady, reliable, empathetic service to pet parents and pet care providers alike should any questions arise.

What Pet Care Providers Want
Our success is built on the foundation of the pet care providers who have chosen to provide their services through us. Over the years, we have gotten to know the hundreds of thousands of care providers on the Rover platform, and understand what they want:
•Flexibility and empowerment. Pet care providers want to offer their services on their own terms. Some providers who use Rover have a separate job, are retired, or work at home and are looking for a “side hustle,” while others are looking to build a pet care business that can grow and scale to a full-time commitment. Our pet care providers tend to be younger when compared to the average pet owner based on a survey conducted by APPA.
•The love of pets in their lives. Pet care providers are driven by a shared love of pets. Passion for the playful energy and sweet companionship of a pet is a prerequisite. As one pet care provider shared in a November 2020 survey, they offer their services on Rover “to experience having a pet because I don’t have time for one—and for the extra money.” It’s a common refrain among our provider community: offering pet care is more than a way to make money. We are consistently struck by their passion for pets and providing excellent care.
•Meaningful earnings, given the effort. Some pet care providers seek to make thousands of dollars per year, while others are satisfied with one or two stays per month. Whatever level they choose, satisfaction in providing care is directly tied to their ability to maximize their time with pets, and minimize time on logistics, marketing, and other administrative duties.
Why Pet Care Providers are Attracted to Rover and Stay on Our Platform
Similar to pet parents, when prospective pet care providers encounter Rover for the first time, we aim to anticipate and address many of their needs in advance in a way that they notice immediately. For the year ended December 31, 2020, 83% of our bookings were with pet care providers who had received bookings on our platform in 2019.
•Easy access to nearby demand from pet parents. The first thing that we want prospective providers to notice is that other providers in their areas have amassed dozens, if not hundreds, of reviews and repeat bookings. By browsing the profiles, reading the provider reviews, and observing stay photos, they can quickly get a sense for the experience of being a provider on Rover. And by observing the simple, straightforward profiles of the more successful providers in their areas, potential pet care providers can easily appreciate the effort that is required to establish a presence on the platform.
•Simple listing setup with an emphasis on trust. Pet care providers who establish a presence on Rover discover that, while the process itself is straightforward, it also helps them to build trust and transparency with pet parents. Specifically, pet care providers are required to pass a background check in the United States and Canada or identity verification in Europe, and disclose pertinent details about themselves and their residences that are reviewed by Rover specialists. They are encouraged to reach out to others who will write testimonials about their trustworthiness that are made available to pet parents. These measures reassure pet care providers that they are joining a platform that will represent them as trustworthy and reliable.
•Flexible, straightforward booking management tools. Our platform offers tools that allow pet care providers to manage bookings, retain information about the pet parents and pets they have booked, and safely communicate (including through their anonymized Rover number) to share photos, videos, and GPS mapping. They can receive safe, secure, and convenient online payments, set their availability with our calendar feature, and only book care that’s a fit for their preferences and schedule.
•24/7 support, for problems big and small. If something goes wrong during a booking, pet care providers have the support of our customer service team and the Rover pet care community in helping to resolve issues. For example, Rover customer service can connect pet care providers to a third-party veterinary telemedicine service to help them assess severity if a dog under their care becomes ill. Rover customer service agents can message the local community of pet care providers in the area to help look for a lost dog or to provide back-up care if that pet care provider needs to cancel at the last minute. Further, the Rover Guarantee program provides peace of mind for pet care providers, and we find that they often value it even more than pet parents.
Our Marketplace Creation Strategy
To create this new market for pet services, which requires both local network effects and platform network effects, we have developed a local marketplace and brand strategy. In particular, by providing excellent customer satisfaction, with 97% 5-star reviews, we drive word of mouth growth in a local marketplace. This drives our brand in combination with efforts such as television marketing and our leading blog for pet lovers.
•New pet parents and pet care providers join Rover organically. Pet parents and pet care providers from neighborhoods covering 96% of the United States population have signed up with Rover. In the year ended December 31, 2020, 44% of new pet parents came to us through word-of-mouth—51% in our largest U.S. markets. We also complement word-of-mouth momentum with content to drive awareness of Rover with more pet lovers. We created The Dog People, our blog, in 2014, and have scaled it to over seven million monthly unique visitors as of September 30, 2021, one of the largest pet blogs in the world.
•Our matching algorithm increases customer satisfaction, growing the marketplace. Unlike marketplaces that invest primarily in acquisition marketing to create a flywheel of growing demand and supply, Rover’s matching algorithm is the key to our marketplace creation strategy. Because each pet’s needs are unique, pet care providers, unlike service providers in many other marketplaces, are not interchangeable. Facilitating great matches between pet, parent, and provider is the most important thing we do. Rover engineers, data scientists, and statisticians develop, maintain and update our algorithms. We use reviews, proximity, browsing, contact, and booking data to predict which pet care providers are most likely to be great matches when pet parents search for providers in our marketplace. The stages of our matching algorithm are:
•More bookings lead to more data. With more bookings we increase the density and diversity of our marketplace, adding to our data science asset and improving our ability to facilitate better matches through machine learning.
•More data leads to better matches. As activity on our platform grows, we make better matches in a geography over time. We monitor over a hundred attributes of a booking, including proximity, response time, and likelihood to rebook.
•Better matches lead to more bookings. Our proprietary Rover algorithm learns to present pet care providers who are most likely to match for a booking, and who have quick response times, increasing the likelihood that a search turns into a booking.
•Repeat bookings increase, driving brand awareness and word of mouth attraction of more new pet parents and pet care providers. As pets and parents have better experiences on Rover, they are increasingly more likely to rebook services. Increases in loyalty from pet parents also increases word of mouth marketing to other pet parents, who then join the platform. These pet parents, in turn create even more information that Rover can use to make the experiences of other pets, parents, and pet care providers even better in the future, creating a virtuous cycle. Our brand sits at the nexus of trust and love, and our brand strategy is to earn our place in pet parents’ “circle of trust” for pet care. We do this by establishing Rover as an extension and improvement upon pet care provided by friends and family: a loving, trustworthy, reliable option that becomes the go-to solution.

In these ways, improvements in our matching algorithm has compounding, accelerating effects on the ability of our marketplace to scale, and to leverage our scale into faster scaling, as seen in the figure below.
We complement our organic growth with paid customer acquisition. Our algorithm improves paid marketing efficiency as a local marketplace grows. Once our matching algorithms have enough data to increase our conversion rate and rebooking rate in a market, we accelerate investment in paid customer acquisition. In 2019, 46% of new bookings came from paid channels. We use predictive analytics to invest in marketing and target a one to two quarter payback period, inclusive of variable costs. Because of our matching algorithm, we can acquire customers more efficiently than competing platforms with lower conversion rates.
Competitive Strengths
As we grow our online pet care marketplace, our competitive strengths relative to other online platforms include:
•Largest number of high-quality pet care providers. Pet care providers are attracted to the Rover platform. As pet parents conduct more transactions on the platform, they create additional bookings for pet care providers. Additional bookings enable care providers to make more money and to manage their listings so that the matches they receive are even more targeted to their own preferences without sacrificing earnings. For example, a pet care provider who desires to book only with Havanese dogs may find herself able to do that over time as she amasses sufficient reviews and repeat customers, and as the Havanese bookings increase. This ability to precisely satisfy the unique preferences of pet care providers is very difficult to replicate and translates to enormous provider satisfaction and advocacy. Pet care providers come to our platform organically and stay with it. For example, we find that 70% of our providers receive three or more bookings in their first 12 months on the platform. For those in this group, when comparing year 2 revenue to year 1 repeat revenue, providers experience above 90% revenue retention. In subsequent years, we see revenue retention increase.
•Rover algorithm and data scale to make better matches. The scale and breadth of Rover’s pet care provider network, coupled with the evolution of our algorithm, enables us to continuously improve matches on our platform. Instead of just investing in marketing to grow our marketplace, we have focused on matching the needs and preferences of each individual pet parent to the best pet care provider. As a result, pet parents who were first-time users of Rover during the three months ended September 30, 2021 were over 10 times more likely to find and book with a pet care provider than first-time users in 2012.

•Multiple network effects. According to available credit card data, we are the leading marketplace for pet services in the United States, Canada and Europe; GBV on Rover in the United States was approximately 12x the size of the next closest online marketplace for pet care for the three months ended September 30, 2021, up from approximately 8x for the three months ended September 30, 2020. This credit card data was based on a sample of transactions in the United States during such periods from a third-party market research platform that transforms raw transaction data into structured data for market analysis and comparison. To estimate our relative size to our next closest competitor we compared the third-party data for such closest competitor to the third party data for Rover. Although we believe that these samples were representative of the online market for pet care, credit card sales may not be an accurate proxy to measure the size of an online marketplace. To the extent that customers use certain card types more or less frequently than customers of our competitors, this difference in credit card composition could impact the estimated market size differential between Rover and its competitors, and actual results for the total market or for different periods may vary. With our leading scale, we can offer pet parents and pet care providers the benefits of density and diversity in a local marketplace. Pet parents searching for care on Rover can often find providers that live in their neighborhoods, or even—in the case of people in large cities—in their own apartment buildings. They can also find pet care providers who have both a broad diversity of environment, offerings, availability, capabilities, and price points to meet the unique needs of their pets. Many of these providers will also have dozens, if not hundreds, of reviews and repeat customers. This combination of density, diversity, and quality results in better matches and more positive experiences on our marketplace.
•Strong pet parent loyalty and word-of-mouth growth. In 2019, 1.1 million unique pet parents had a booking on our platform. We define pet parent cohorts by the month/period in which pet parents first booked on our platform. Of our January 2019 cohort, 62% of new pet parents on Rover rebooked within the first 12 months. Our continuous excellence in facilitating initial matches between pet, parent, and provider translates directly into advantages in our ability to retain pet parents and match them with providers who offer other types of services as well. For example, a new pet parent who books a drop-in visit as a first service on Rover may translate her delight into trials of doggy day care, or dog walking. The number of bookings per repeat customer has grown from 3.7 in year 1 for our January 2013 cohort, to 7.2 in year 1 for our January 2019 cohort, our latest first year cohort prior to the impact of COVID-19.
•Top Tier trust and safety support designed for pet care. Our platform provides trust and safety to both pet lover and provider by carefully selecting the trust and safety agents that assist parents and providers with everything from emergency vet visits to questions about pet behavior. Rover has spent the last eight years evolving the practice of supporting parents and providers via phone and email, maintaining monthly satisfaction scores >90%.
Growth Strategies
We aim to build a global brand that stands for excellence in pet care through the pursuit of the following strategies. These individual vectors accelerate each other by driving the entire marketplace with additional cross-sell opportunities and brand and data synergies.
•Attract and delight customers in existing geographies and within existing services. We believe that considerable growth remains within our existing service offerings and geographies. Our cumulative customer volumes represent a tiny fraction of this potential. From inception through September 30, 2021, approximately three million unique pet parents had booked a service on Rover, which represents approximately 2% of the estimated 125 million pet households in the United States, Canada and Western Europe.
•Expand service offerings and pets covered. We plan to introduce additional service offerings in the Rover marketplace, further delighting pets, parents, and providers and driving significant revenue growth. For example, in late 2015 we introduced dog walking, drop-in visits, and doggy day care as complements to dog boarding and house sitting. In the nine months ended September 30, 2021, those services had expanded to 30% of total GBV.

We launched Rover with pet services for dogs and found that pet lovers use Rover to arrange care for animals of all types. In 2018, we modified our applications to better support cats on the platform. Over time we expect to enhance our cat offering and expand offerings to more types of pets. We will continue to add offerings to delight pet care providers and pet parents.
•Increase international coverage. We aim to serve pet parents and pet care providers around the world. In the near term, our focus is to complete our European footprint. While we believe that our current footprint represents the most opportunity in Western Europe, we also believe that Belgium, Ireland, Austria, Switzerland, Denmark, and Poland are attractive markets that offer meaningful expansion to our existing European opportunity. We plan to expand organically, and continue to evaluate acquisitions to supplement our organic growth and operating leverage. Over the longer term, we may expand into additional attractive geographies.
•Grow advertising and retail offerings. We plan to leverage our brand to expand revenue from non-service offerings. We offer our The Dog People blog and Rover Store to make life easier and more joyful for pet parents and pet care providers. As part of our publishing platform, Rover pet care experts and writers craft customer-centric product reviews, recommendations, and information, which have become a trusted source on all things pet-related. Over time, we entered into affiliate relationships with select retail partners to monetize our content operation. Our second initiative to leverage our brand to make life easier for pet parents is the Rover Store, which offers products that make pet people feel welcomed, understood, and celebrated. The Rover Store celebrates unique human-pet relationships with bespoke Rover-branded merchandise for sale alongside curated and high-quality third-party merchandise.
•Expand strategic partnerships. We believe that, over time, we can extend the value of Rover with strategic partnerships in the pet industry and others, including travel, hospitality, and omni-channel retail. We anticipate that many of these partnerships will be structured as affiliate relationships in which the partner introduces Rover to their customer base, and in turn receives a referral commission for completed bookings. These mutually beneficial partnerships can enable efficient growth by connecting Rover to new audiences of highly-qualified prospective customers: pet parents interested in travel, leading busy lives, and actively shopping for products they and their pets will love. By introducing Rover to these audiences through brands such audiences know and trust, we can target our awareness-building efforts and connect more pet parents with quality, local pet care providers.

Our Services
The figure below describes the services offered on our marketplace, with GBV and average price based on 2019 results. To find a pet care provider, following contact on our app, pet parents often arrange a “Meet and Greet” with the pet care provider. Once the service begins, pet parents can receive regular photos and updates from the pet care provider. Following the service, pet parents can review the pet care providers. Often, new pet parents come to our platform ahead of a planned trip, and once they experience Rover, they expand to daytime services as well. We introduced recurring bookings for daytime services in 2019 to allow pet parents to set a regular schedule for their pets.
A Foundation of Trust and Safety
Rover was founded in reverence for the unique bond between each pet and parent, so no pet, parent, care provider, or safety incident is a mere statistic. Safety on every booking is important to us, and we are committed to reducing the frequency of incidents on our platform as we evolve. Moreover, although infrequent, if things go wrong, we are committed to continually improving our effectiveness in responding. We believe our trust and safety record is superior to other online marketplaces or traditional commercial offerings. These results are made possible by a number of investments we have made to bring peace of mind to pet parents.
•Watchlist and background checks. All new pet care providers on our platform in the United States and Canada pass third-party background checks in order to offer their services on Rover. In Europe, we use a third-party to conduct an identity verification on all pet care providers. Pet care providers in the United States are checked against national criminal offense databases, sex offender registries, and certain regulatory, terrorist, and sanctions watchlists. All pet care provider profiles are also subject to review and approval by our team of pet care provider specialists.
•Community standards. We move quickly to correct behaviors that are not consistent with our community guidelines. We regularly remove both pet parents and pet care providers from our platform when they behave in ways that violate our community guidelines. In doing so, we preserve the integrity of our platform and keep Rover safe for pets, parents, and providers.
•Detailed pet care provider profile. All pet care providers on our platform provide a detailed profile and personal information such as name, profile picture, personal address, and pet care experience, among other information. This information, along with data on the number of repeat customers and verified customer reviews, provides additional trust for pet parents.

•Personal information privacy. Pet parents and pet care providers can meet and communicate through the Rover platform without sharing their personal information with each other until they schedule a booking or decide to share personal information via Rover messaging.
•Customer reviews. After a booking is complete, pet care providers can write reviews of the pets and respond publicly to the pet parents’ review of themselves. From inception through September 30, 2021, our pet parents and pet care providers had written 4.6 million cumulative reviews, and 97% of our reviewed bookings had a 5-star rating. Reviews of pets are not made public and are used only by our Trust & Safety team.
•Support. As a commitment to quality experience and peace of mind for our pet care providers and parents, our support line is available 24 hours a day, seven days a week in the United States and Canada, 9:00 am to 6:00 pm in the United Kingdom, and 10:00 am to 7:00 pm in Europe. Our monthly trust and safety customer satisfaction score is over 90% and averaged approximately 92% in 2020. Pet care providers also have access to advice from qualified veterinary professionals in case of emergencies. In the unfortunate event that a pet care provider needs to cancel at the last minute, our Reservation Protection means our customer service team will help the pet parent find someone new.
Our People and Culture
Amazing people come to work at Rover because they hear about our culture. Our leadership team is committed to building and sustaining a culture that challenges people to be the best contributors to the business that they can be, but also welcomes and values them as human beings with everyday failings and struggles that show up in the workplace. As a result, we have built a team of results-oriented and data-first professionals who are also collegial, personable, and genuinely nice to be around. This culture is consistent with our company brand, and also makes sense, given the number of dogs in the office each day.
Our approach for building culture is explicit. “Culture” can be defined as “the quality in a person or society that arises from a concern for what is regarded as excellent.” We subscribe strongly to this idea and, as a company, have established those ideas that are excellent in the form of our company values. These values are not simply words on paper; they are statements that we take seriously and that we reinforce regularly during our interview process, in our employee review and development process, in our consideration of internal promotions, and in regular company presentations. These values are tied directly to specific, unique-to-Rover behaviors that we encourage, and others that we do not. They are worth stating here in their entirety:
•Commitment to our community. We do our very best, every day, to serve the needs of pet care providers, parents, and their pets, so they feel a part of our community. Their safety and well-being are top priority.
•No office politics. We lean into the hard stuff, own our decisions, and prioritize business goals over short-term career interests. We have respect for transparency and reverence for vulnerability, and we tell it how it is—including about ourselves.
•Intentional balance of pace and precision. We rely on data and analysis to drive decisions, and we’re deliberate about balancing speed with the risk of error. And when it’s time to go fast, we move. We’re not intimidated by failure, accepting occasional errors of action as evidence of momentum.
•Focus on impact. We don’t waste time and we don’t waste money. We value results, not just insights or effort.
•Discipline in the way we debate. We get the right people involved in key conversations. When we spot a problem, we propose a solution. We believe that the best business outcomes come from a diverse set of perspectives. And when the decision parent makes a call, we lock arms to support its success.
•Devotion to each other as people. We’re driven by seeing our people succeed and grow. Families and life events come first, and we make space for fun and celebration. We’re committed to building a culture of inclusivity and diversity and ensuring everyone contributes to their fullest potential.

•Relentless pursuit of inspiring outcomes. We’re determined to do our jobs better than they’ve ever been done, and we inspire each other by pushing past our own perceived limitations—with the full knowledge that doing so will be uncomfortable.
As of September 30, 2021, we had 348 employees. When not working from home due to a global health pandemic, our employees work in a collaborative, fun, and engaging environment with our four-legged friends in our Seattle headquarters, as well as our regional offices in Barcelona, Spokane. We recently confirmed plans to begin hiring to establish a second operations center in San Antonio, Texas.
Development and Technology Infrastructure
Our technology vision is to build and deliver secure, flexible, scalable systems, tools, and products that exceed our customers’ expectations, accelerate growth, and improve productivity. Our guiding principle is to aim for a technology architecture that is modularized along natural domain boundaries emerging from how our business works.
We built our marketplace to constantly improve in its ability to match unique pets with unique pet care providers as the business scales. Our proprietary core booking funnel platform connects to the frontend customer web and mobile clients, as well as to our support operations team. This platform also connects to our data science platform. We collect and secure information generated from customer activity and use machine learning to continuously improve our matching algorithm. We have a common platform that allows us to seamlessly internationalize our product, integrate images and videos, use experiments to optimize customer experience and test product improvements in real time, monitor our site reliability, and rapidly respond to incidents. Finally, our core booking funnel platform connects to leading third party vendors for communications, payment processing, IT operations management, as well as background checks.
We have a research and development culture that rapidly and consistently delivers high-quality products, and enhancements to the performance, functionality, and usability of our platform. We have assembled a team of 113 highly skilled technical leaders, engineers, designers, and computer and data scientists whose expertise spans a broad range of technical areas, as of September 30, 2021. We organize our team with product development, platform engineering, data engineering and analytics, cloud engineering solutions, and information security. We focus on customer experience, quality, consistency, reliability, and efficiency when developing our software. Our offerings are mobile-first and operating system-agnostic. We follow agile methodology, frequently update our software products and have a regular software release schedule. Our products and systems are built on secure and scalable technology platforms and services that enable us to deliver customer-centric products and services on infrastructures that manage peaks in demand.
We have a commercial agreement with AWS for cloud services provided by AWS to help deliver and host our platform. As a result of this relationship, we believe we are more resilient to surges in demand on our platform or product changes we may introduce. See “Risk Factors—We primarily rely on Amazon Web Services to deliver our services to users on our platform and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and operating results.”
We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. Full disk snapshots of the database are performed daily, and databases can be restored to any point in time within the retention period using our database services’ point-in-time recovery features. In addition, as a default, redundant copies of content are stored independently in at least two separate geographic regions and replicated reliably within each region. We are also investing in iterating and continuously improving our data privacy, data protection, and security foundations and continually implement review, and update our related policies and practices.
Support Operations
Our support operations team assists owners and pet service providers with items such as changes to existing bookings, questions concerning completion of a booking, addressing safety issues such as illness or other complications, and the initial quality review of pet service provider profiles. We are proud of our success in providing excellent support to both pet parents and providers. In the United States and Canada, our support team offers 24/7 assistance in both French and English. We rely on a network of third-party partners to handle most of our customer service-related inbound requests, while more sensitive issues are handled by our employee teams located in Seattle and Spokane.
In Europe, all of our service-related contacts, both voice and email, are handled by employees that are located in Barcelona. These agents are trained to handle both routine and escalated contacts. We offer local language support for all the countries in which we operate, with the hours of operation for this support varying by language.
Marketing
Our marketing strategy primarily consists of acquisition marketing, brand marketing, and our blog, The Dog People.
We use our Rover algorithm to optimize return on performance marketing expenses. We manage our digital demand acquisition marketing at a local level. In the earlier stages of maturity within a specific geography, we use acquisition marketing to complement organic growth and increase information for our algorithm. As a specific geographic marketplace matures, we see the proportion of new bookings driven by word-of-mouth increase. Once a marketplace is more mature, we accelerate acquisition marketing in developed markets with a faster payback period and higher expected lifetime value for a new pet parent. Marketing expense, inclusive of headcount, represented 18% of GBV in 2018, 11% in 2019, and 7% in 2020 for the years ended December 31. Marketing expense, inclusive of headcount, represented 8% in 2020 and 4% in 2021 of GBV in the nine months ended September 30.
In response to the COVD-19 pandemic, in the second, third and fourth quarters of 2020, we cut 87% of marketing expense relative to spend in the first quarter of 2020. Our new bookings in the second, third and fourth quarters of 2020 only decreased by 34% relative to the first quarter of 2020. In the first quarter of 2021, we cut 81% of marketing expense relative to spend in the first quarter of 2020. Our new bookings in the first quarter of 2021 only decreased 7% relative to the first quarter of 2020. We expect to expand paid acquisition marketing as market conditions recover from the COVID-19 pandemic. For example, marketing expense increased 108% in the second quarter of 2021 relative to the second quarter of 2020, while new bookings in the second quarter of 2021 increased 124% relative to the second quarter of 2020. Marketing expense increased 166% in the third quarter of 2021 relative to the third quarter of 2020, while new bookings in the third quarter of 2021 increased 179% relative to the third quarter of 2020.
Our brand marketing strategy consists primarily of word of mouth, our Dog People blog, public relations, and up-funnel media buys that fit within our marketing payback guidelines. Our brand strategy is to earn a place in pet parents’ “circle of trust” for pet care. We do this by establishing Rover as an extension of and improvement upon the pet care provided by friends and family: a loving, trustworthy, reliable option that becomes the go-to solution.
We created The Dog People blog in 2014 and have scaled it to approximately seven million monthly unique visitors in June 2021, one of the largest pet blogs in the world. In addition to driving awareness of Rover to prospective customers, The Dog People also helps us to constantly reinforce our brand with pet parents and pet care providers who are currently on the platform. Historically our content has focused on helpful, instructional articles designed to make it easier for people to have pets in their lives and spotlighting relevant stories that celebrate the joy of pets.
Employees
As of September 30, 2021, we had 348 employees worldwide, including 113 in product development, 34 in marketing, 137 in operations and support, and 64 in general and administrative. We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages.
Because of the devastating impact of the COVID-19 pandemic, we made the difficult decision to reduce our workforce by approximately 200 employees in the first half of 2020. For impacted employees, in addition to severance, we extended health benefits for six months and offered a longer exercise window for stock options. To support our teams during that difficult time, our management team focused on being intentional about how we communicate, providing context for our decisions, and acknowledging the ongoing human impact of the pandemic and the reduction in force to our employees.
Facilities
Our corporate headquarters is located in Seattle, Washington pursuant to an operating lease that expires in 2030. We lease additional offices in Spokane, Washington, and Barcelona, Spain. We believe that these facilities are generally suitable to meet our needs. We expect to lease office space in the near future to house a second operations center in San Antonio, Texas.
Competition
Our customers consist of pet parents and pet care providers, and we compete to attract and retain both pet parents and pet care providers on the basis of brand appeal, commitment to safety, customer service, and the usefulness and convenience of our platform. We also compete, with respect to pet parents, on quality, affordability and variety of offerings, and, with respect to pet service providers, on the ability to generate income.
The markets in which we operate are highly fragmented. We face multiple competitors across different categories, and our competitors vary in both size and breadth of services. We expect competition to continue, both from current competitors, who may be well-established and enjoy greater resources or other strategic advantages, as well as new entrants into the market, some of which may become significant competitors in the future. Our main competitors include:
•Friends, family, and neighbors. Our largest competitive dynamic remains the people to whom pet parents go for pet care within their personal networks.
•Local independent operators. Local mom and pop shops and independent professionals often operate at small scale with little to no online presence, primarily relying on word of mouth and marketing solutions such as flyers and local ads. As a pet parent, it is difficult to know where to find reliable information, who to call, and who to trust.
•Large, commercial providers. Large commercial providers, such as kennels and daycares, often struggle to meet the individual needs of pet parents and their pets. Such providers can be expensive, and their facilities are often crowded, inducing stress in some pets and leading pet parents to question the quality of care their pets receive.
•Online aggregators and directories. Pet parents can also access general purpose online aggregators and directories, such as Craigslist, Nextdoor, or Yelp, to find pet care providers. However, pet parents may lack trust in these directories, or find it difficult to find an available and appropriate pet care provider.
•Other digital marketplaces. We compete with services such as Wag, the next largest online marketplace for pet care, and the pet care offering on Care.com in the United States, and small operators such as Gudog and Pawshake in Europe. We differentiate ourselves with our pure play and scaled offering.
We believe that we compete effectively against each of these competitors given our scale, brand, trust, service, convenience, data, quality of care, and affordability and ability of care providers to generate income.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, copyrights, trade secrets, license agreements, intellectual property, assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.

We have an ongoing trademark and service mark registration program pursuant to which we register our key brand names and product names, taglines, and logos in the United States and other countries to the extent we determine appropriate and cost-effective. As of September 30, 2021, we held 9 registered trademarks in the United States and 19 registered trademarks in foreign jurisdictions. We also have common law rights in some trademarks and pending trademark applications in the United States and foreign jurisdictions. In addition, we have registered domain names for websites that we use in our business, such as www.rover.com and other variations.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged.
Data Privacy, Data Protection and Security
We are committed to earning and maintaining the trust of our customers and our employees, and as such, we place an emphasis on data privacy, data protection and security. Our privacy and information security program is designed and implemented, both within our internal systems and on our platform, in an effort to address the security and compliance requirements of personal or otherwise sensitive or confidential data related to pet parents, pet service providers, and our employees.
We have a dedicated team of professionals that focuses on technical measures such as application, network, and system security, as well as policy measures related to privacy compliance, internal training and education, and documented incident response protocols. We maintain a documented information security program that includes periodic scans designed to identify security vulnerabilities on our servers, workstations, network equipment, production environment, and applications, and provides for subsequent remediation of any discovered vulnerabilities according to severity. We also conduct regular penetration tests and remediate according to severity for any vulnerabilities found.
We encrypt sensitive and proprietary information, as well as the personal information of our customers and our employees, both in transit (using secure transport layer security cryptographic protocols) and at rest. We use multi-factor authentication, permissioning software, audit logs, and other security controls to control access to internal systems that contain personal or other confidential information.
We design and implement our platform, offerings, and policies to facilitate compliance with evolving privacy, data protection and data security laws and regulations, as well as to demonstrate respect for the privacy and data protection rights of our customers and employees. We publish our customer-related privacy practices on our website, and we further maintain certain additional internal policies and practices relating to the collection, use, storage, and disclosure of personal information. We have also developed a process for responding to requests made by law enforcement or government authorities for the personal information of our customers, and in connection with that process, we generally require a subpoena, court order or similar legal process prior to providing such personal information.
Publication of our Privacy Statement and other policies and notices regarding privacy, data protection and data security may subject us to investigation or enforcement actions by state and federal regulators if those statements, notices or policies are found to be deficient, lacking transparency, deceptive, unfair, or misrepresentative of our practices. We also may be bound from time to time by contractual obligations related to privacy, data protection, or data security. The laws and regulations to which we are subject relating to privacy, data protection, and data security, as well as their interpretation and enforcement, are evolving and we expect them to continue to change over time. For example, the CCPA, which went into effect on January 1, 2020, among other things, requires covered companies to provide specified disclosures to California consumers, and affords such consumers abilities to opt out of certain sales of personal information. Additionally, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, or CPRA. The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. Guidance related to the CCPA and CPRA continues to evolve. In addition, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, or VCDPA, creating the second comprehensive U.S. state privacy law, which will take effect on January 1, 2023, and the Colorado Privacy Act, passed on June 8, 2021, will take effect six months later on July 1, 2023. Both laws emulate the CCPA and the CPRA in many respects, but despite similarities each law includes its own unique compliance requirements. Other privacy and data security laws and regulations to which we may be subject include, for example, the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, Canada’s Anti-Spam Legislation, the EU General Data Protection Regulation, the EU ePrivacy Directive, the Telephone Consumer Protection Act, and Section 5 of the Federal Trade Commission Act. More generally, the various legal obligations that apply to us relating to privacy and data security may evolve in a manner that relates to our practices or the features of our mobile applications or website. We may need to take additional measures to comply with new and evolving legal obligations and to maintain and improve our information security posture in an effort to reduce information security incidents or avoid breaches affecting personal information or other sensitive or proprietary data. See “Risk Factors—Changes in laws or regulations relating to privacy, data protection, or the protection or transfer of data relating to individuals, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of data relating to individuals, could adversely affect our business.”
Government Regulation
We are subject to a wide variety of laws, regulations, and standards in the United States and other jurisdictions. These laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, pricing, whistleblowing and worker confidentiality obligations, animal and human health and safety, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, product liability, environmental protection, taxation, privacy, data protection, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, e-commerce, mobile application and website accessibility, money transmittal, and background checks. These laws, regulations, and standards are often complex and subject to varying interpretations, in many cases due to their lack of specificity or unclear applicability, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.
National, state and local governmental authorities have enacted or pursued, and may in the future enact and pursue, measures designed to regulate the “gig economy.” For example, in 2019, the California Assembly passed AB-5, codifying a narrow worker classification test known as the "ABC test," which has had the effect of treating many "gig economy" workers as employees. AB-5 includes a referral agency exemption that specifically applies to animal services and dog walking and grooming. We believe that pet care providers who use the Rover platform either satisfy the ABC test, fall within the referral agency exemption, or both.
In addition, other jurisdictions could adopt similar laws that do not include such carve outs and which, if applied to Rover’s platform, could adversely impact its availability and our business.
Other types of new laws and regulations, and changes to existing laws and regulations, continue to be adopted, implemented, and interpreted in response to our business and related technologies. For instance, state and local governments have in the past pursued, or may in the future pursue or enact, licensing, zoning or other regulation that impacts the ability of individuals to provide home-based pet care.
We proactively work with state and local governments and regulatory bodies to ensure that our platform is available broadly.
Legal Proceedings
We are or may become subject to claims, lawsuits, arbitration proceedings, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of third-party pet service providers on our platform as independent business owners or contractors, and claiming that, due to the alleged misclassification, we have violated various labor and other laws that would apply to employees.

Laws and regulations that govern the status and classification of independent contractors are subject to change and to divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. We are currently or may become involved in a number of actions, including class action lawsuits and actions brought by government authorities, alleging violations of employment classification laws, consumer protection laws, data protection laws, or other laws. We dispute any allegations of wrongdoing and intend to defend ourselves vigorously in such matters.
In addition, in the ordinary course of business, Rover’s Trust & Safety team receives claims pursuant to the Rover Guarantee program, as well as claims and threats of legal action that arise from pet sitting services booked through the Rover website and/or applications. Various parties have from time to time claimed and may claim in the future, that we are liable for damages related to accidents or other incidents involving pets, pet parents, pet service providers, and third parties. We currently are named as a defendant in a number of matters related to accidents or other incidents involving users of our platform, pets, and/or third parties. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing, and intend to defend ourselves vigorously. There is no pending or threatened legal proceeding that has arisen from these accidents or incidents that individually, in our opinion, is likely to have a material impact on our business, financial condition, or results of operations.
The results of litigation and claims are inherently unpredictable and legal proceedings could, in the aggregate, have a material impact on our business, financial condition, and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources, and other factors.
We have in the past been, are currently, and may in the future be the subject of regulatory and administrative investigations, audits, and inquiries conducted by federal, state, or local governmental agencies concerning our business practices, the classification and compensation of pet services providers, our pet service provider pay model, pet safety, and other matters. Those matters include, but are not limited to, worker classification, pay model, data security, advertising practices, and tax issues, as well as unemployment insurance benefits and workers’ compensation disputes, each of which are disputed by us. Results of investigations, audits, and inquiries and related governmental action are inherently unpredictable and, as such, there is always the risk of an investigation, audit, or inquiry having a material impact on our business, financial condition, and results of operations, particularly in the event that an investigation, audit, or inquiry results in a lawsuit or unfavorable regulatory enforcement or other action. Regardless of outcome, these matters can have an adverse impact on us in light of the costs associated with cooperating with, or defending against, such matters, and the diversion of management resources and other factors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:
•Rover has been or is to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of Rover’s directors, executive officers, or beneficial holders of more than 5% of any class of Rover capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Legacy Rover Relationships and Related Person Transactions Prior to the Merger
Series G Preferred Stock Financing
In multiple closings in May 2018, Legacy Rover sold an aggregate of 18,422,997 shares of Rover’s Series G preferred stock at a purchase price of $7.52850 per share, for an aggregate purchase price of approximately $125 million.
The following table summarizes purchases of Rover’s Series G convertible preferred stock by related parties:

Stockholder	Shares of Series G Preferred Stock	Total Purchase Price Commitment
Spark Capital Growth Founders’ Fund, L.P(1)	6,508	$48,995.48
Spark Capital Growth Fund, L.P.(2)	657,634	$4,950,997.57
TCV Member Fund, L.P.	166,532	$1,253,736.17
TCV VIII, L.P.	226,866	$17,079,636.93
TCV VIII (A), L.P.	611,787	$4,605,838.43
TCV VIII (B), L.P.	140,902	$1,060,780.71
Funds affiliated with T. Rowe. Price	5,685,063	$42,799,996.87
________________
(1)Megan Siegler is a member of the Board and an affiliate of Spark Capital Growth Founders’ Fund, L.P.
(2)Megan Siegler is a member of the Board and an affiliate of Spark Capital Growth Fund, L.P.
In May and October 2018, Legacy Rover entered into three contracts with certain holders of the Series G Preferred Stock, including affiliates of Legacy Rover. All three of these contracts – an amended and restated investor rights agreement, an amended and restated voting agreement and an amended and restated right of first refusal and co-sale agreement – terminated upon the Closing of the Merger.
Stockholder Lock-Up Agreement
In connection with the Business Combination Agreement, on the Closing, Rover, the Sponsor, certain affiliates of the Sponsor, and certain Legacy Rover stockholders entered into the Stockholder Lock-Up Agreement, pursuant to which they agreed, subject to certain exceptions, not to transfer shares of Class A Common Stock for a period of 6 months after the Closing, provided that, if during such 6 month period the volume weighted average price of Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period (“Triggering Event III”), 50% of each applicable holder’s Lock-Up Shares shall be released from such lock-up on the later of (i) Triggering Event III and (ii) the date that is 90 days after the Closing.
The full text of the form of Stockholder Lock-Up Agreement is attached to the registration statement on Form S-1 of which this prospectus forms a part as Exhibit 10.7 and incorporated herein by reference.

Option to Permit Net Exercise
On February 10, 2021, the Board approved an amendment to the stock option granted to Aaron Easterly on July 19, 2012 to purchase 1,765,120 shares of Legacy Rover’s common stock to permit Mr. Easterly to satisfy the exercise price and applicable tax withholding obligations by net exercise of the option. As a result of the net exercise of the option by Mr. Easterly on July 30, 2021, Legacy Rover withheld 675,679 shares.
All related person transactions described in this section occurred prior to adoption of the formal, written policy described below, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.
Caravel Relationships and Related Person Transactions Prior to the Merger
Forward Purchase Agreements
In connection with the consummation of the Caravel IPO, Caravel entered into forward purchase agreements with several institutional accredited investors (including an affiliate of the Sponsor), referred to herein as forward purchasers, that provided for, subject to certain conditions, the aggregate purchase of at least $100,000,000 of Caravel Class A Common Stock at $10.00 per share, in a private placement which would close concurrently with the closing of Caravel’s initial business combination with a target operating company. The obligations under the forward purchase agreements were not dependent on whether any shares of Caravel Class A Common Stock would be redeemed by Caravel’s public stockholders. The forward purchasers were not entitled to receive any warrants as part of the forward purchase agreements, which provided for the purchase of shares of the combined company’s common stock with such shares subject to certain transfer restrictions and entitled to certain registration rights. The conditions for purchase were not met at Closing and no shares were sold in the Merger in connection with the forward purchase agreements.
Founder Shares
In September 2020, the Sponsor purchased an aggregate of 7,906,250 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. In September and October 2020, the Sponsor transferred 25,000 Founder Shares to each of Messrs. David Kerko, Darren Thompson, Scott Wagner, and Ms. Alexi A. Wellman, Caravel’s independent directors at the time, in each case at the original per share purchase price. In November 2020, the Sponsor cancelled 718,750 Founder Shares and in December 2020, the Sponsor canceled 312,500 Founder Shares, resulting in the Sponsor holding an aggregate of 6,775,000 Founder Shares. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares of Caravel Common stock upon completion of the Caravel IPO. The Sponsor also subscribed to purchase an aggregate of 5,333,333 of the Private Placement Warrants for a purchase price of $1.50 per warrant, or approximately $8,000,000.
Registration Rights
In December 2020, Caravel entered into a registration rights agreement with respect to the Founder Shares, Private Placement Warrants and warrants to be issued upon conversion of working capital loans, if any, as well as forward purchase shares. Pursuant to the terms of the Registration Rights Agreement, the holders of the Founder Shares, Private Placement Warrants and warrants to be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Founder Shares) and holders of the forward purchase shares and their permitted transferees were provided with registration rights requiring Caravel to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Caravel Class A Common Stock).
Stockholder Support Agreements
On February 10, 2021, Rover, the Sponsor, and certain former stockholders of Legacy Rover, entered into the Sponsor Support Agreement, pursuant to which among other things, such parties agreed to approve the Merger. The full text of the Sponsor Support Agreement is attached to the registration statement on Form S-1 of which this prospectus forms a part as Exhibit 10.1 and incorporated herein by reference.
Rover Group, Inc. Related Person Transactions
Investor Rights Agreement
In connection with the Closing of the Merger, the Company, the Sponsor, other stockholders holding Founder Shares and certain Legacy Rover stockholders holding Legacy Rover common stock entered into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement provided that (i) the Company would register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Class A Common Stock and other equity securities of the Company that are held by the parties thereto from time to time, (ii) in the event that the Company sold Backstop Shares (as defined in the Sponsor Backup Subscription Agreement) with an aggregate purchase price of at least $15 million, the Company would include one individual designated by the Sponsor in the slate of nominees recommended by the Board (or duly constituted committee thereof) for election as directors at each annual meeting of stockholders at which such nominee’s term expires, subject to the Sponsor and its Affiliates (as defined in the Business Combination Agreement) beneficially owning a certain minimum number of shares of Class A Common Stock and (iii) the Company would waive the corporate opportunities doctrine with respect to the Sponsor, its affiliates (including portfolio companies), their respective investors and the director nominees of the foregoing.
The full text of the form of Investor Rights Agreement is attached to the registration statement on Form S-1 of which this prospectus forms a part as Exhibit 10.6 and incorporated herein by reference.
Compensation Arrangements
Rover is party to employment agreements with Rover’s executive officers that, among other things, provide for certain severance and change of control benefits. Rover has also granted stock options to Rover’s executive officers and Susan Athey, a member of the Board, and restricted stock units to Rover's executive officers and non-employee outside directors. For more information concerning the Company’s executive employment arrangements, see the section titled “Executive Compensation” appearing elsewhere in this prospectus.
Policies and Procedures for Related Person Transactions
We have adopted a formal, written policy regarding related person transactions, which became effective upon the consummation of the Merger. This written policy regarding related person transactions provides that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy also provides that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee has the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to this policy, our audit committee charter provides that our audit committee shall review and approve or disapprove any related person transactions.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages, and positions of our executive officers and directors as of November 7, 2021:

Name	Age	Position
Executive Officers
Aaron Easterly	43	Chief Executive Officer and Chairperson
Tracy Knox	49	Chief Financial Officer
Brent Turner	51	President and Chief Operating Officer
Non-Employee Directors
Susan Athey(1)	50	Director
Venky Ganesan(2)(3)	48	Director
Greg Gottesman(2)	51	Director
Scott Jacobson(1)	45	Director
Megan Siegler(2)(3)	39	Director
Kristina Leslie(1)(3)	57	Director
Adam H. Clammer	51	Director
________________
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Nominating and Governance Committee.
Executive Officers
Aaron Easterly has served as our chief executive officer and chairperson of our Board since July 30, 2021. Mr. Easterly served as Legacy Rover’s chief executive officer and as a member of Legacy Rover’s Board since September 2011. Previously, Mr. Easterly served as entrepreneur in residence at Madrona Venture Group from May 2011 until September 2011 and in various positions, including general manager, advertising strategy and monetization, at Microsoft from 2007 until 2011. Mr. Easterly holds an A.B. in Economics with Honors from Harvard University. We believe Mr. Easterly’s perspective, experience and institutional knowledge as Rover’s co-founder and chief executive officer qualify him to serve on our Board.
Tracy Knox has served as our chief financial officer since July 30, 2021. Ms. Knox served as Legacy Rover’s chief financial officer since October 2017. Previously, Ms. Knox served as chief financial officer of Rightside from 2014 until 2017, as chief financial officer at A Place for Mom from 2013 until 2014, as chief financial officer at UIEvolution from 2011 until 2013, and at drugstore.com from 2003, including as chief finance officer from 2008 until 2011. Ms. Knox holds a B.S. in Accounting from Indiana University and a M.B.A. with Honors from University of Washington.
Brent Turner has served as our chief operating officer since July 30, 2021 and our president since November 7, 2021. Mr. Turner served as Legacy Rover’s chief operating officer since January 2014. Previously, Mr. Turner served as president at Code Fellows from 2013 until 2014. Mr. Turner previously served on the board of several companies and as chairperson of the alumni board of directors of Vanderbilt Owen Graduate School of Management. Mr. Turner holds a BSEE in Electrical Engineering from University of Memphis and a M.B.A., Operations, Accounting, Finance from Vanderbilt University – Owen Graduate School of Management.
Board of Directors
Susan Athey has served as a member of our Board since July 30, 2021. Dr. Athey joined the Legacy Rover Board in 2016. Dr. Athey has served as economics of technology professor at Stanford Graduate School of Business since 2013, including as founder of the Golub Capital Social Impact Lab since 2019. Previously, Dr. Athey served as a professor at Massachusetts Institute of Technology, Stanford University and Harvard University, as a consulting chief economist to Microsoft, and on the National Academies Board of Sciences, Technology, and Economic Policy. Dr. Athey also serves on the board of several other companies, including Ripple Labs, Expedia (NASDAQ: EXPE), LendingClub and Turo. Dr. Athey holds a B.A. in Economics, Computer Science, and Mathematics from Duke University, a Ph.D. in Economics from Stanford University Graduate School of Business, and an honorary doctorate from Duke University. We believe Dr. Athey’s experience as an educator, researcher, and adviser to technologies companies, in addition to her experience as a director of various companies, qualifies her to serve on our Board.
Venky Ganesan has served as a member of our Board since July 30, 2021. Mr. Ganesan joined the Legacy Rover Board in February 2014. Mr. Ganesan has served as a managing director at Menlo Ventures since March 2013. Previously, Mr. Ganesan served as a managing director at Globespan Capital from 1998 until 2012 and as the chairperson of the National Venture Capital Association from 2016 until 2017. Mr. Ganesan also serves on the board of several other companies, including Abnormal Security, AppDome, MealPal, Dedrone and BitSight Technologies. Mr. Ganesan holds a B.A. in Economics and Math from Reed College and a B.S. in Engineering and Applied Science with a focus on Computer Science from California Institute of Technology. We believe Mr. Ganesan’s experience as a venture capitalist investing in technology companies, in addition to his experience as a director of various companies, qualifies him to serve on our Board.
Greg Gottesman has served as a member of our Board since July 30, 2021. Mr. Gottesman joined the Legacy Rover Board in June 2011. Mr. Gottesman has served as the managing director and co-founder at Pioneer Square Labs since 2015 and as an adjunct faculty member at University of Washington since 2011 teaching entrepreneurship and venture finance. Mr. Gottesman previously served as a managing director at Madrona Venture Group and as co-founder and chief executive officer at Legacy Rover. Mr. Gottesman also serves on the board of several other companies, including LumaTax, NextStep, Kevala, Joon Care, Hola Cash Technologies and Boundless Immigration. Mr. Gottesman holds a B.A. with Honors and Distinction in Political Science from Stanford University, a M.B.A. with Honors and Distinction from Harvard Business School, and a J.D. cum laude from Harvard Law School where he served as editor of the Harvard Law Review. We believe Mr. Gottesman’s experience as a venture capitalist investing in technology companies, in addition to his experience as an educator and as a director of various companies, qualifies him to serve on our Board.
Scott Jacobson has served as a member of our Board since July 30, 2021. Mr. Jacobson joined the Legacy Rover Board in October 2017. Mr. Jacobson has served as a managing director at Madrona Venture Group since 2007. Previously, Mr. Jacobson served in senior product and business management positions in the Amazon Kindle and Amazon Marketplace groups at Amazon.com from 2003 until 2007. Mr. Jacobson holds a B.A. in Applied Mathematics and Economics from Northwestern University and a M.B.A. from Stanford Graduate School of Business, where he was an Arjay Miller Scholar. We believe Mr. Jacobson’s experience as a venture capitalist investing in technology companies, in addition to his leadership experience in technology product development, qualifies him to serve on our Board.
Megan Siegler has served as the Lead Independent Director of our Board since July 30, 2021. Ms. Siegler joined the Legacy Rover Board in July 2017. Ms. Siegler has served as Chief Operating Officer at Niantic since 2020 and on the board of Niantic since 2017. Previously, Ms. Siegler served as managing partner at Spark Capital from 2015 to 2020, as a partner at Kleiner Perkins Caufield & Byers from 2012 until 2015, as the director of products at Square from 2011 until 2012, and in various leadership positions in marketing, business development and product management at Google from 2004 until 2011. Ms. Siegler also serves on the board of several other companies, including Pendo.io and Handshake. Ms. Siegler holds a B.A. in Political Science and History from Stanford University. We believe Ms. Siegler’s experience as a venture capitalist investing in technology companies, in addition to her leadership experience at some of the world’s largest technology companies and her experience as a director of various companies, qualifies her to serve on our Board.
Kristina Leslie has served as a member of our Board since July 30, 2021. Ms. Leslie joined the Legacy Rover Board in February 2021. Ms. Leslie is the chairperson of the board of Blue Shield of California. Ms. Leslie has served on Blue Shield’s board since 2013, and as a director, chair of audit committee and member of compensation committee for Sunstone Hotel Investors (NYSE: SHO) since April 2021. Ms. Leslie also serves on the board of directors and as Chairperson of the Audit Committee for CVB Financial Corp. (NASDAQ: CVBF) and Justworks,

Inc. Previously, she served on the boards of several other public and private companies including Glassdoor Inc., Orbitz Worldwide, Inc. (NYSE: OWW), Pico Holdings Inc. (NASDAQ: VWTR), Obagi Medical Products (NASDAQ: OMPI), Bare Escentuals Inc. (NASDAQ: BARE) and Methodist Hospital of Southern California. Ms. Leslie previously served as chief financial officer of DreamWorks Animation SKG, Inc. until her retirement in 2007. We believe Ms. Leslie’s experience as a director of various companies qualifies her to serve on our Board.
Adam H. Clammer has served as a member of our Board since inception. Mr. Clammer is a Founding Partner of True Wind Capital, a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital in 2015, Mr. Clammer was with KKR, a global investment manager, which he joined in 1995. At KKR, Mr. Clammer co-founded and led the Global Technology Group. He served on public company boards as a director of AEP Industries (NASDAQ: AEPI), Zhone Technologies (NASDAQ: ZHNE), MedCath (NASDAQ: MDTH), Jazz Pharmaceuticals (NASDAQ: JAZZ), Avago, now Broadcom (NASDAQ: AVGO), NXP (NASDAQ: NXPI), Eastman Kodak (NYSE: KODK) Nebula Acquisition Corporation (NASDAQ: NEBU) and TWC Tech Holdings II Corp. (NASDAQ: TWCT). Mr. Clammer served on several private company boards including, among others, Aricent, GoDaddy and TASC. Mr. Clammer currently serves as Chairman of the Board of LeadVenture and as a director of Open Lending (NASDAQ: LPRO) and Cellebrite DI Ltd. (NASDAQ: CLBT). Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar. We believe Mr. Clammer’s experience as a private equity investor investing in companies in various industries, in addition to his experience in publicly-listed companies, qualifies him to serve on our Board.
Family Relationships
There are no family relationships among any of the executive officers or directors of the Company.
Code of Business Conduct and Ethics
The Board has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our contractors, consultants and agents.
Board of Directors
Rover’s business and affairs are managed under the direction of the Board. The Board consists of eight (8) directors. The number of directors are fixed by the Board, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.
Classified Board of Directors
We adopted the amended and restated certificate of incorporation (the “Charter”) on July 30, 2021. Our Charter provides that the Board is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:
•the Class I directors are Aaron Easterly and Venky Ganesan, and their terms will expire at the annual meeting of stockholders to be held in the year that Class I directors terms expire;
•the Class II directors are Scott Jacobson, Greg Gottesman and Susan Athey, and their terms will expire at the annual meeting of stockholders to be held in the year that Class II directors terms expire; and
•the Class III directors are Adam Clammer, Kristina Leslie and Megan Siegler, and their terms will expire at the annual meeting of stockholders to be held in the year that Class III directors terms expire.

The Charter provides that any increase or decrease in the number of directors must be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of the Board with staggered three-year terms may have the effect of delaying or preventing changes in control of the Company. See “Description of Capital Stock–Anti-Takeover Effects of Certain Provisions of Delaware and Washington Law, the Certificate of Incorporation and the Bylaws”.
Director Independence
The Board has determined that Ms. Athey, Mr. Gottesman, Ms. Siegler, Mr. Jacobson, Mr. Ganesan, Ms. Leslie, and Mr. Clammer, representing seven (7) of our eight (8) directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of Nasdaq. In making these determinations, the Board considered the current and prior relationships that each non-employee director has with us as well as other facts and circumstances that the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the nature of and degree to which they were involved in Company transactions.
Audit Committee
Our audit committee consists of Kristina Leslie, Susan Athey and Scott Jacobson. Our Board has determined that each of the members of the audit committee meet the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members and also meet the financial literacy requirements of the listing standards of Nasdaq.
Kristina Leslie serves as the chair of the audit committee. Our Board has determined that Ms. Leslie qualifies as an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. In making this determination, our Board considered Ms. Leslie’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.
Our audit committee is responsible for the following duties, among others:
•select, retain, compensate, evaluate, oversee and, where appropriate, terminate and replace our independent registered public accounting firm;
•review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•evaluate the independence and qualifications of our independent registered public accounting firm;
•review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•oversee the design, implementation and performance of our internal audit function, if any;
•set hiring policies with regard to the hiring of employees and former employees of our independent registered public accounting firm and oversee compliance with such policies;
•review, approve and monitor and review conflicts of interest of our board members and officers and related party transactions;

•adopt and oversee procedures to address complaints regarding accounting, internal accounting controls or auditing matters, or fraud, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•review and discuss with management and our independent registered public accounting firm the adequacy and effectiveness of our legal, regulatory and ethical compliance programs;
•review and discuss with management and our independent registered public accounting firm our guidelines and policies to identify, monitor and address enterprise risks;
•review and discuss with management our major financial risk exposures, including steps taken to control and monitor such risks; and
•review and discuss with management our major information security risk exposures, including steps taken to control and monitor such risks.
Compensation Committee
Our compensation committee consists of Greg Gottesman, Megan Siegler and Venky Ganesan, with Greg Gottesman serving as chairperson. Our Board has determined that each member of the compensation committee meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members, and that each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.
Our compensation committee is responsible for the following duties, among other things:
•review and approve the compensation for our executive officers, including our chief executive officer;
•review our succession planning process for executive officers other than the chief executive officer, and assist in evaluating potential successors to executive officers other than the chief executive officer;
•review, approve and administer our employee benefit and equity incentive plans;
•establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•monitor compliance with any stock ownership guidelines;
•approve or make recommendations to our Board regarding the creation or revision of any clawback policy; and
•determine non-employee director compensation.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Megan Siegler, Kristina Leslie and Venky Ganesan, with Megan Siegler serving as chairperson. Our Board has determined that our nominating and corporate governance committee meets the requirements for independence under the listing standards of Nasdaq.
Our nominating and corporate governance committee is responsible for the following duties, among other things:
•review and assess and make recommendations to the Board regarding desired qualifications, expertise and characteristics sought of board members;
•identify, evaluate, select or make recommendations to the Board regarding nominees for election to the Board;
•develop policies and procedures for considering stockholder nominees for election to the Board;

•review our succession planning process for our chief executive officer, and assist in evaluating potential successors to the chief executive officer;
•review and make recommendations to the Board regarding the composition, organization and governance of the Board and its committees;
•review and make recommendations to the Board regarding our corporate governance guidelines and corporate governance framework;
•oversee director orientation for new directors and continuing education for our directors;
•oversee the evaluation of the performance of the Board and its committees;
•review and monitor compliance with our code of business conduct and ethics; and
•administer policies and procedures for communications with the non-management members of the Board.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has ever been an executive officer or employee of Rover Group, Inc. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve on our Board or compensation committee.

EXECUTIVE COMPENSATION
As an emerging growth company and smaller reporting company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers. This section discusses the material components of the executive compensation program offered to our executive officers who would have been “named executive officers” for the year ended December 31, 2020. Such executive officers consist of the following persons, referred to herein as our named executive officers:
•Aaron Easterly, our Chief Executive Officer;
•Tracy Knox, our Chief Financial Officer; and
•Brent Turner, our President and Chief Operating Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt could vary significantly from our historical practices and currently planned programs summarized in this discussion. As used in this section, “Rover,” the “Company,” “Registrant,” “we,” “us” and “our” refers to Legacy Rover prior to the Closing and Rover after the Closing. Upon the Closing, the executive officers of Legacy Rover became the executive officers of Rover.
Summary Compensation Table for Fiscal 2020
The following table sets forth information regarding the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2020.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Option Awards ($)		All Other Compensation ($)	Total ($)
Aaron Easterly	2020	$263,975	(1)	$96,713	$1,437,002	(4)		$1,797,690
Chief Executive Officer
Tracy Knox	2020	$307,608	(2)	$95,055	$315,244	(5)		$717,907
Chief Financial Officer
Brent Turner	2020	$374,084	(3)	$120,500	$347,712	(6)		$842,296
Chief Operating Officer(7)
________________
(1)This amount reflects a period of 118 days when Mr. Easterly’s annualized salary rate was reduced to $1.
(2)This amount reflects a period of 182 days when Ms. Knox’s annualized salary rate was reduced to 85%.
(3)This amount reflects a period of 182 days when Mr. Turner’s annualized salary rate was reduced to 85%.
(4)This amount reflects both new option grants and the July 13, 2020 repricing of stock options to purchase 968,084 (incremental fair value change of $0.20) and 33,900 (incremental fair value change of $0.19) shares of Legacy Rover’s common stock.
(5)This amount reflects both new option grants and the July 13, 2020 repricing of stock options to purchase 282,914 (incremental fair value change of $0.20) and 52,748 (incremental fair value change of $0.19) shares of Legacy Rover’s common stock.
(6)This amount reflects both new option grants and the July 13, 2020 repricing of stock options to purchase 418,851 (incremental fair value change of $0.20) and 51,075 (incremental fair value change of $0.19) shares of Legacy Rover’s common stock.
(7)On November 7, 2021, Mr. Turner was also appointed President of the Company.

Outstanding Equity Awards at Fiscal 2020 Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020. The number of shares subject to each award and, where applicable, the exercise price per share, reflect changes as a result of our capitalization adjustments in connection with the Merger.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of Securities underlying unexercised unearned options (#)	Option Exercise Price($)	Option Expiration Date
Aaron Easterly	7/19/12	2,119,203	(1)	—	—	$0.11	7/18/22
Aaron Easterly	12/17/14	1,320,659	(2)	—	—	$0.36	12/16/24
Aaron Easterly	12/20/16	840,420	(3)	—	—	$1.04	12/19/26
Aaron Easterly	2/23/18	698,851	(4)	287,759	287,759	$1.80	2/22/28
Aaron Easterly	6/26/20	239,211	(5)	1,036,578	1,036,578	$1.99	6/25/30
Aaron Easterly	7/13/20	503,752	(6)	705,232	705,232	$1.99	7/12/30
Tracy Knox	11/7/17	470,486	(7)	123,810	123,810	$1.80	11/6/27
Tracy Knox	2/23/18	186,361	(8)	76,734	76,734	$1.80	2/22/28
Tracy Knox	6/26/20	48,404	(9)	209,724	209,724	$1.99	6/25/30
Tracy Knox	7/13/20	167,919	(10)	235,076	235,076	$1.99	7/12/30
Brent Turner	1/16/14	587,547	(11)	—	—	$0.21	1/15/24
Brent Turner	12/17/14	504,251	(12)	—	—	$0.36	12/16/24
Brent Turner	12/20/16	360,179	(13)	—	—	$1.04	12/19/26
Brent Turner	2/23/18	326,128	(14)	134,289	134,289	$1.80	2/22/28
Brent Turner	6/26/20	49,527	(15)	214,604	214,604	$1.99	6/25/30
Brent Turner	7/13/20	235,081	(16)	329,111	329,111	$1.99	7/12/30
________________
(1)These stock options vested by September 30, 2015.
(2)These stock options vested by December 11, 2018.
(3)These stock options vested by December 16, 2020.
(4)1/48th of the total shares subject to the option vest monthly from February 15, 2018, subject to the optionee’s continued service through each vesting date.
(5)1/48th of the total number of shares subject to the option vest monthly from March 1, 2020, subject to the optionee’s continued service through each vesting date.
(6)1/48th of the total number of shares subject to the option vest monthly from April 1, 2019, subject to the optionee’s continued service through each vesting date.
(7)25% of the shares subject to the option vested on October 17, 2018 and 1/48th of the total shares subject to the option vest monthly thereafter, subject to the optionee’s continued service through each vesting date.
(8)7/48th of the shares subject to the option vested on October 17, 2018 and 1/48th of the total shares subject to the option vest monthly on the 15th day of the month thereafter, subject to the optionee’s continued service through each vesting date.
(9)1/48th of the total number of shares subject to the option vest monthly from March 1, 2020, subject to the optionee’s continued service through each vesting date.
(10)1/48th of the total number of shares subject to the option vest monthly from April 1, 2019, subject to the optionee’s continued service through each vesting date.
(11)These stock options vested by January 13, 2018.
(12)These stock options vested by December 11, 2018.
(13)These stock options vested by December 16, 2020.
(14)1/48th of the total number of shares subject to the option vest monthly from February 15, 2018, subject to the optionee’s continued service through each vesting date.

(15)1/48th of the total number of shares subject to the option vest monthly from March 1, 2020, subject to the optionee’s continued service through each vesting date.
(16)1/48th of the total number of shares subject to the option vest monthly from April 1, 2019, subject to the optionee’s continued service through each vesting date.
On November 2, 2021, the compensation committee approved grants of 448,300 restricted stock units to Aaron Easterly, 180,500 restricted stock units to Tracy Knox, and 200,000 restricted stock units to Brent Turner (the “Executive RSUs”). On December 1, 2021, 3/16th of the Executive RSUs shall vest, and 1/16th shall vest on the first of the month every three months thereafter. On November 7, 2021 the Board approved a grant of 24,450 restricted stock units to Mr. Turner, in connection with his appointment as president, which shall fully vest on March 1, 2022.
Narrative Disclosure to Summary Compensation Table
Named Executive Officer Employment Arrangements
We have entered into written offer letters setting forth the terms and conditions of employment for each of our named executive officers, as described below. These agreements provide for at-will employment. In addition, each of our named executive officers has executed our standard form of confidential information, invention assignment and arbitration agreement.
Aaron Easterly
We entered into an employment agreement with Mr. Easterly, our chief executive officer, in September 2011, which was amended in March 2012. Mr. Easterly’s employment agreement provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us. Mr. Easterly’s current base annual salary is $430,000 and his annual target bonus is 75% of his base annual salary.
Under the terms of Mr. Easterly’s employment agreement, if Mr. Easterly’s employment is Involuntarily Terminated (as defined in Mr. Easterly’s employment agreement) in connection with or within 12 months after a Change in Control (as defined in Mr. Easterly’s employment agreement), then 100% of the then unvested and outstanding Rover equity awards held by Mr. Easterly shall immediately vest. In addition, upon a Change in Control, any unvested and outstanding Rover equity awards held by Mr. Easterly that have a vesting date that would otherwise occur more than 12 months after the Change in Control will instead vest in equal quarterly installments over the following 12 months and be fully vested on the first anniversary of the closing of the Change in Control, subject to Mr. Easterly’s continued service. Finally, any unvested and outstanding Rover equity award held by Mr. Easterly that would be set to terminate in connection with a Change in Control will vest in full prior to such termination.
Tracy Knox
We entered into an employment agreement with Ms. Knox, our chief financial officer, in September 2017. Ms. Knox’s employment agreement provides for an annual base salary, eligibility to receive an annual target bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us. Ms. Knox’s current base annual salary is $380,000 and her annual target bonus is 50% of Ms. Knox’s base annual salary.
Brent Turner
We entered into an offer letter with Mr. Turner, our president and chief operating officer, in January 2014. Mr. Turner’s offer letter provides for an annual base salary and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us. Mr. Turner’s current base annual salary is $420,000 and his annual target bonus is 65% of his base annual salary.

Potential Payments upon Termination or Change of Control
Mr. Easterly may receive certain equity award acceleration benefits in connection with a change of control or his involuntary termination following a change of control. See section titled “Named Executive Officer Employment Arrangements” above.
Ms. Knox’s stock option agreements underlying each of her outstanding and unvested Rover stock options generally provide that if Ms. Knox’s employment is Involuntarily Terminated (as defined in the applicable option agreement) in connection with or within 12 months after a Change in Control (as defined in the 2011 Plan), then 100% of the then unvested and outstanding shares subject to such stock options will immediately vest.
Mr. Turner’s stock option agreements underlying each of his outstanding and unvested Rover stock options generally provide that if Mr. Turner’s employment is Involuntarily Terminated (as defined in the applicable option agreement) in connection with or within 12 months after a Change in Control (as defined in the 2011 Plan), then 100% of the then unvested and outstanding shares subject to such stock options will immediately vest.
Employee Benefit and Stock Plans
2021 Equity Incentive Plan
The Rover 2021 Equity Incentive Plan (the “2021 Plan”) was adopted by the stockholders in connection with the Merger and became effective upon the Closing of the Merger. The 2021 Plan replaced the Rover 2011 Equity Incentive Plan, as amended (the “2011 Plan”) which expired as to future grants as of the effective date of the Merger.
Summary of the 2021 Plan
The following paragraphs provide a summary of the principal features of the 2021 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan.
Purposes of the 2021 Plan
The purposes of the 2021 Plan are to attract and retain personnel for positions with Rover, any parent or subsidiary, and any entity that is in control of, is controlled by or is under common control with Rover; to provide additional incentive to employees, directors, and consultants; and to promote the success of Rover’s business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2021 Plan may determine.
Eligibility
The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants. We have seven (7) non-employee directors and approximately 315 employees (including employee directors).
Authorized Shares
Subject to the adjustment provisions contained in the 2021 Plan and the evergreen provision described below, the maximum number of shares of Class A Common Stock that may be issued pursuant to awards under the 2021 Plan is (i) 17,200,000 shares of Class A Common Stock, plus (ii) any shares of Class A Common Stock subject to stock options other awards that were assumed in the Merger and expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest, with the maximum number of shares to be added to the 2021 Plan pursuant to clause (ii) equal to 20,413,459 shares of Class A Common Stock. The 2021 Plan also includes an evergreen provision that provides for an automatic annual increase to the number of shares of Class

A Common Stock available for issuance under the 2021 Plan on the first day of each fiscal year beginning with the 2022 fiscal year, equal to the least of:
•25,740,000 shares of Class A Common Stock;
•5% of the total number of shares of all classes of Class A Common Stock as of the last day of our immediately preceding fiscal year; and
•such lesser amount determined by the administrator.
On November 2, 2021, the compensation committee determined not to increase the number of shares of Class A Common Stock available for issuance under the 2021 Plan for the 2022 fiscal year.
The 2021 Plan provides that the evergreen provision will operate only until the tenth (10th) anniversary of the earlier of the Board or stockholder approval of the 2021 Plan.
Generally, if an award expires or becomes unexercisable without having been exercised in full, is surrendered under an exchange program described below, or, with respect to restricted stock, restricted stock units or performance awards, is forfeited to or reacquired by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares) that were subject to such awards will become available for future grant or sale under the 2021 Plan (unless it has terminated). With respect to stock appreciation rights, only shares actually issued will cease to be available. Shares that actually have been issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future distribution under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale. To the extent an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance.
If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of Rover, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any of its successors) affecting the shares occurs (including a change in control of Rover), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits contained in the 2021 Plan.
Plan Administration
The Board or a committee appointed by the Board may administer the 2021 Plan and are referred to as the administrator. Different administrators may administer the 2021 Plan with respect to different groups of service providers. The Board may retain the authority to concurrently administer the 2021 Plan and revoke the delegation of some or all authority previously delegated.
Subject to the terms of the 2021 Plan and applicable laws, the administrator generally has the power, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable for administering the 2021 Plan. The administrator will have the power to administer the 2021 Plan, including but not limited to the power to construe and interpret the 2021 Plan and awards granted under the 2021 Plan, and determine the terms of awards, including but not limited to the exercise price (if any), the number of shares of Class A Common Stock subject to each award, the time when awards may vest or be exercised (including the ability to accelerate the vesting and exercisability of awards), and the form of consideration payable upon exercise, if applicable. The administrator may select the service providers to whom awards may be granted and approve forms of awards agreements under the 2021 Plan. The administrator has the authority to amend awards (including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option) and to temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, subject to the provisions of the 2021 Plan. The administrator may institute and determine the terms and conditions of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, and/or (iii) the exercise price of an outstanding award is increased or reduced. Unless a participant is on an approved leave of absence, the administrator will have sole discretion to determine the date on which a participant stops actively providing services to us. The administrator’s decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.
Stock Options
Options may be granted under the 2021 Plan. Subject to the provisions of the 2021 Plan, the administrator will determine the terms and conditions of options, including when such options vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such options will vest or become exercisable). The per share exercise price of any option generally must be at least 100% of the fair market value of a share on the date of grant, and the term of an incentive stock option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of stock of Rover or any of its parent or subsidiary corporations, the term of such option must not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share on the grant date. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. In no event may an option be exercised later than the expiration of its term, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2021 Plan. Subject to the provisions of the 2021 Plan, the administrator will determine the other terms of options, including but not limited to the acceptable forms of consideration for exercising an option.
Stock Appreciation Rights
Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Class A Common Stock between the exercise date and the date of grant. Subject to the provisions of the 2021 Plan, the administrator will determine the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to pay any increased appreciation in cash, shares, or a combination of both. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value a share on the date of grant with respect to United States taxpayers, and the term of a stock appreciation right will be 10 years. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its terms, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2021 Plan.
Restricted Stock
Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), and the administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting but will not have dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units
Restricted stock units may be granted under the 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share. The administrator will determine the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned restricted stock units in cash, shares, or a combination of both.
Performance Awards
Performance awards may be granted under the 2021 Plan. Performance awards are awards that will result in a payment to a participant only if objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, will determine the value of the payout for the performance awards to be paid out to participants. The administrator has the discretion to reduce or waive any performance objectives or other vesting provisions for performance awards. Performance awards have a threshold, target, and maximum payout value established by the administrator on or before to the grant date. The administrator has the discretion to pay earned performance awards in the form of cash, shares, or in some combination of both.
Non-Employee Directors
The 2021 Plan provides that any non-employee director, in any fiscal year, may not be paid, issued or granted cash retainer fees and equity awards (including awards under the 2021 Plan) with an aggregate value of more than $750,000, increased to $1,000,000 in connection with the non-employee director’s initial service, with the value of each equity award based on its grant date fair value. For purposes of this limitation, the grant date fair value is determined in accordance with U.S. generally accepted accounting principles. Any cash compensation or equity awards granted under the 2021 Plan to a non-employee director for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.
Non-Transferability of Awards
Unless the administrator provides otherwise, the 2021 Plan generally does not allow for the transfer or disposal of awards and only the recipient of an award may exercise an award during his or her lifetime. Any unauthorized transfer will be void.
Dissolution or Liquidation
If there is a proposed liquidation or dissolution of Rover, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.
Merger or Change in Control
The 2021 Plan provides that if there is a merger or a “change in control” (as defined under the 2021 Plan) of Rover, each outstanding award will be treated as the administrator determines (subject to the following paragraph) without a participant’s consent, including that an award be continued by the successor corporation or that vesting of awards may accelerate automatically upon consummation of the transaction. The administrator will not be required to treat all awards, portions of awards or participants similarly and may modify awards, subject to the provisions of the 2021 Plan.
If the successor corporation does not continue an award (or some portion of such award), the participant will fully vest in (and have the right to exercise) 100% of the then-unvested shares subject to his or her outstanding options and stock appreciation rights, all restrictions on 100% of the participant’s outstanding restricted stock and restricted stock units will lapse, and, regarding 100% of participant’s outstanding awards with performance-based vesting, all performance goals or other vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met. In no event will vesting of an award accelerate as to more than 100% of the award. If options or stock appreciation rights are not continued when a change in control or a merger of Rover with or into another corporation or other entity occurs, the administrator will notify the participant in writing or electronically that the participant’s vested options or stock appreciation rights (after considering the foregoing vesting acceleration, if any) will be exercisable for a period of time determined by the administrator in its sole discretion and all of the participant’s options or stock appreciation rights will terminate upon the expiration of such period (whether vested or unvested).
With respect to awards held by a non-employee director, in the event of a change in control, the non-employee director will fully vest in and have the right to exercise his or her options and/or stock appreciation rights, all restrictions on his or her restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant.
Forfeiture and Clawback
All awards granted under the 2021 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law or listing standards. In addition, the administrator may impose such other clawback, recovery or recoupment provisions in an award agreement as the administrator determines necessary or appropriate, including without limitation to any reacquisition right regarding previously acquired shares or other cash or property. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an award.
Amendment or Termination
The 2021 Plan became effective upon the Closing of the Merger and will continue in effect until terminated by the administrator, but (i) no incentive stock options may be granted after ten (10) years from the earlier of the Board or stockholder approval of the 2021 Plan and (ii) the 2021 Plan’s automatic share reserve increase (as described below) will operate only until the tenth (10th) anniversary of the earlier of the Board or stockholder approval of the 2021 Plan. In addition, the Board has the authority to amend, suspend, or terminate the 2021 Plan, but such action generally may not materially impair the rights of any participant without his or her written consent.
Summary of U.S. Federal Income Tax Consequences
The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations as of October 2021, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.
Incentive Stock Options
A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and we will not be entitled to any deduction for federal income tax purposes.
However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by us for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.
For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for purposes.
Non-statutory Stock Options
A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by the exercise of a non-statutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. No tax deduction is available to us with respect to the grant of a non-statutory stock option or the sale of the shares acquired through the exercise of the non-statutory stock option.
Stock Appreciation Rights
In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.
Restricted Stock Awards
A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the IRS no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.
Restricted Stock Unit Awards
There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or the participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.
Performance Awards
A participant generally will recognize no income upon the grant of a performance award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.
Section 409A
Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2021 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.
Tax Effect for Rover
We will generally be entitled to a tax deduction in connection with an award under the 2021 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-statutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.
THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ROVER WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.
Number of Awards Granted to Employees, Consultants and Directors
The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. We have not previously sponsored an equity incentive plan, and, therefore, the aggregate number of shares of Class A Common Stock which would have been received by or allocated to our named executive officers, executive officers, as a group, directors who are not executive officers, as a group, and all other current employees who are not executive officers, as a group is not determinable.
2021 Employee Stock Purchase Plan
On July 28, 2021, the stockholders approved the Rover 2021 Employee Stock Purchase Plan in connection with the Business Combination Agreement, and it became effective upon the Closing of the Merger.
The 2021 ESPP provides eligible employees an opportunity to purchase shares of Class A Common Stock at a discount through accumulated contributions of their earned compensation. The Board determined that offering an employee stock purchase plan is important to our ability to compete for talent. The 2021 ESPP will become a significant part of our overall equity compensation strategy (especially with respect to our nonexecutive employees).
The 2021 ESPP’s initial share reserve is 2,600,000 shares of Class A Common Stock. Following the 2021 ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the Board or the compensation committee.
The Board believes that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. The 2021 ESPP provides a significant incentive by allowing employees to purchase shares of Class A Common Stock at a discount.

Summary of the 2021 Employee Stock Purchase Plan
The following paragraphs provide a summary of the principal features of the 2021 ESPP and its operation. However, this summary is not a complete description of all of the provisions of the 2021 ESPP and is qualified in its entirety by the specific language of the 2021 ESPP.
Purpose
The purpose of the 2021 ESPP is to provide our eligible employees with an opportunity to purchase shares of Class A Common Stock through accumulated contributions, which generally will be made through payroll deductions. The 2021 ESPP permits the administrator (as discussed below) to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the 2021 ESPP authorizes the grant of purchase rights that do not qualify under Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.
Shares Available for Issuance
Subject to adjustment upon certain changes in Rover’s capitalization as described in the 2021 ESPP, the maximum number of shares of Class A Common Stock that will be available for issuance under the 2021 ESPP will be 2,600,000 shares. The shares may be authorized, but unissued, or reacquired Class A Common Stock. The number of shares available for issuance under the 2021 ESPP will be increased on the first day of each fiscal year beginning with the 2022 fiscal year equal to the least of:
•5,150,000 shares of Class A Common Stock;
•1.5% of the total number of shares of all classes of Rover Common Stock as of the last day of our immediately preceding fiscal year; and
•such lesser amount determined by the administrator.
On November 2, 2021, the compensation committee determined not to increase the number of shares of Class A Common Stock available for issuance under the 2021 ESPP for the 2022 fiscal year.
We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the 2021 ESPP, the level of contributions made by participants and the future price of shares of Class A Common Stock.
Administration
The Board or a committee appointed by the Board will administer the 2021 ESPP and are referred to as the administrator. The administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the 2021 ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the 2021 ESPP, to designate subsidiaries and affiliates as participating in the Section 423 Component and the Non-Section 423 Component, to determine eligibility, to adjudicate all disputed claims filed under the 2021 ESPP and to establish such procedures that it deems necessary or advisable for the administration of the 2021 ESPP. The administrator is authorized to adopt rules and procedures in order to: determine eligibility to participate, determine the definition of compensation for the purposes of contributions to the 2021 ESPP, handle contributions to the 2021 ESPP, coordinate the making of contributions to the 2021 ESPP, establish bank or trust accounts to hold contributions to the 2021 ESPP, effect the payment of interest, effect the conversion of local currency, satisfy obligations to pay payroll tax, determine beneficiary designation requirements, implement and determine withholding procedures and determine procedures for the handling of stock certificates that vary with applicable local requirements. The administrator also is authorized to determine that, to the extent permitted by applicable law, the terms of a purchase right granted under the 2021 ESPP or an offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the 2021 ESPP or the same offering to employees resident solely in the U.S. Every finding, decision and determination made by the administrator will, to the full extent permitted by law, be final and binding upon all parties.

Eligibility
Generally, all of our employees are eligible to participate so long as they are customarily employed by us or any participating subsidiary or affiliate of us for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act is or is not eligible to participate in such offering period.
However, an employee may not be granted rights to purchase shares under the 2021 ESPP if such employee:
•immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of Rover or of any parent or subsidiary of Rover; or
•holds rights to purchase shares under all employee stock purchase plans of Rover or any parent or subsidiary of Rover that accrue at a rate that exceeds $25,000 worth of shares for each calendar year in which such rights are outstanding at any time.
Offering Periods
The 2021 ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the 2021 ESPP. Offering periods begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods. The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than twenty-seven (27) months.
Contributions
The ESPP permits participants to purchase shares of Class A Common Stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 20% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may not change the rate of his or her contributions during an offering period.
Exercise of Purchase Right
Amounts contributed and accumulated by the participant are used to purchase shares of Class A Common Stock at the end of each purchase period. A participant may purchase a maximum number of shares of during a purchase period as determined by the administrator in its discretion and on a uniform and nondiscriminatory basis. The purchase price of the shares is 85% of the lower of the fair market value of Class A Common Stock on the first trading day of the offering period or on the exercise date, which is generally the last trading day of a purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Termination of Participation
Participation in the 2021 ESPP generally terminates when a participating employee’s employment with us or a designated company ceases for any reason, the employee withdraws from the 2021 ESPP or we terminate or amend the 2021 ESPP such that the employee is no longer eligible to participate. An employee may withdraw his or her participation in the 2021 ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the 2021 ESPP, in general the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the 2021 ESPP will cease.
Non-Transferability
Neither contributions credited to a participant’s account nor rights to purchase shares of Class A Common Stock and any other rights and interests under the 2021 ESPP may be assigned, transferred, pledged or otherwise disposed of (other than by will, the laws of descent and distribution or beneficiary designation in the event of death). Any attempt at such prohibited disposition will be without effect, except that we may treat such act as an election to withdraw participation.
Certain Transactions
In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of Class A Common Stock or our other securities, or other change in Rover’s corporate structure affecting the Class A Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 ESPP in such manner it may deem equitable, will adjust the number and class of shares that may be delivered under the 2021 ESPP, the purchase price per share, the class and the number of shares covered by each purchase right under the 2021 ESPP that has not yet been exercised, and the numerical limits of the 2021 ESPP.
In the event of our proposed dissolution or liquidation, any ongoing offering periods will be shortened and will terminate immediately before completion of the proposed dissolution or liquidation following the purchase of shares under the shortened offering periods, unless provided otherwise by the administrator. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.
In the event of our merger or “change in control” (as defined in the 2021 ESPP), each outstanding option under the 2021 ESPP will be assumed or substituted for by the successor corporation or its parent or subsidiary. In the event that options are not assumed or substituted for, the offering period will be shortened by setting a new exercise date on which the offering period will end, which will occur prior to the closing of the merger or change in control. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.
Amendment; Termination
The administrator has the authority to amend, suspend or terminate the 2021 ESPP. The 2021 ESPP will automatically terminate in 2041, unless it is terminated sooner. If the administrator determines that the ongoing operation of the 2021 ESPP may result in unfavorable financial accounting consequences, the administrator may modify, amend or terminate the 2021 ESPP to reduce or eliminate such accounting consequence. If the 2021 ESPP is terminated, the administrator in its discretion may terminate all outstanding offering periods either immediately or after completion of the purchase of shares under the 2021 ESPP (which may be adjusted to occur sooner than originally scheduled), or in accordance with their terms. If options are terminated prior to their expiration, then all amounts credited to participants that have not been used to purchase shares will be returned, without interest (unless otherwise required under applicable law), as soon as administratively practicable.

Summary of U.S. Federal Income Tax Consequences
The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2021 ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances.
The 2021 ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to us, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of common stock acquired under the 2021 ESPP or in the event of the participant’s death while still owning the purchased shares of common stock.
If the participant sells or otherwise disposes of the purchased shares within two years after the start date of the offering period in which the shares were acquired or within one year after the actual purchase date of those shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and we will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares have been held for more than one year since the date of purchase, the gain or loss will be long-term.
If the participant sells or disposes of the purchased shares more than two years after the start date of the offering period in which the shares were acquired and more than one year after the actual purchase date of those shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares and (ii) 85% of the fair market value of the shares on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. We will not be entitled to an income tax deduction with respect to such disposition.
In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. Federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares purchased under the 2021 ESPP. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.
If the participant still owns the purchased shares at the time of death, the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price and (ii) 85% of the fair market value of the shares on the start date of the offering period in which those shares were acquired will constitute ordinary income in the year of death.
Number of Awards Granted to Employees, Consultants and Directors
Participation in the 2021 ESPP is voluntary and dependent on each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the 2021 ESPP. Further, the number of shares of Class A Common Stock that may be purchased under the 2021 ESPP is determined, in part, by the price of shares of Class A Common Stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares that would be purchased by any individual under the 2021 ESPP in the future is not determinable. We have not previously sponsored an employee stock purchase plan, and, therefore, the aggregate number of shares of Class A Common Stock which would have been received by or allocated to our named executive officers; executive officers, as a group; and all other current employees who are not executive officers, as a group, who may participate in the 2021 ESPP is not determinable. Nonemployee members of the Board are not eligible to participate in the 2021 ESPP.
A Place for Rover, Inc. 2011 Equity Incentive Plan
The Rover 2011 Equity Incentive Plan, or the 2011 Plan, was adopted by the Legacy Rover Board on August 23, 2011 and approved by Legacy Rover’s stockholders on September 12, 2011. The Legacy Rover Board last amended the 2011 Plan on March 9, 2020.
The 2011 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Legacy Rover’s employees and any employees of any parent or subsidiary of Legacy Rover, and for the grant of non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units to Legacy Rover’s employees, consultants and directors and the employees, consultants and directors of any parent or subsidiary of Legacy Rover. The 2011 Plan terminated one day prior to the Closing of the Merger and we will not grant any additional awards under the 2011 Plan. The 2011 Plan will, however, continue to govern the terms and conditions of the outstanding awards granted under the 2011 Plan prior to the termination of the 2011 Plan.
Authorized Shares
As of September 30, 2021, the maximum aggregate number of shares (subject to adjustment) of our common stock, which may be subject to awards and sold under the 2011 Plan, was 29,058,836 shares plus: (1) any shares subject to stock options granted under the Dog Vacay, Inc. Amended and Restated 2012 Stock Option Plan and assumed by Legacy Rover pursuant to the Agreement and Plan of Reorganization dated March 29, 2017 by and between Rover and Dog Vacay, Inc. (the “Assumed DV Options”), that, after the date of stockholder approval of the 2011 Plan, expire or otherwise terminate without having been exercised in full; and (2) shares issued pursuant to the exercise of Assumed DV Options that, after the date of stockholder approval of the 2011 Plan, are forfeited to or repurchased by us, with the maximum total number of shares to be added to the 2011 Plan pursuant to Assumed DV Options equal to 379,710 shares.
If an award under the 2011 Plan expires or becomes unexercisable without having been exercised in full, such award is surrendered pursuant to an exchange program or, with respect to restricted stock or restricted stock units, is forfeited to us or repurchased by us due to the failure to vest. Shares that have actually been issued under the 2011 Plan under any award will not be returned to the 2011 Plan and will not become available for future distribution under the 2011 Plan. To the extent an award under the 2011 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2011 Plan. Notwithstanding the foregoing and, subject to adjustment as provided in the 2011 Plan, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal the aggregate share number stated in the preceding paragraph, plus, to the extent allowable under Code Section 422 and the Treasury Regulations promulgated thereunder, any shares that become available for issuance under the 2011 Plan as described in this paragraph. As of September 30, 2021, options to purchase approximately 19,955,000 shares of our Class A Common Stock were outstanding under the 2011 Plan.
Plan Administration
The Board currently administers the 2011 Plan. Under the 2011 Plan, the administrator has the authority and discretion to select which recipients will receive awards, to choose the type or types of awards to be granted to selected recipients, and to determine the terms that will apply to the awards granted (including the number of shares of common stock that the recipients may be entitled to receive or purchase), which terms may vary from award to award. The administrator also may authorize, generally or in specific cases, any adjustment in the exercise price, vesting schedule, term, or number of shares subject to any award by cancelling such outstanding award and subsequently regranting the award, by amendment or through an exchange program. The administrator also has the authority to determine the fair market value of a share of Rover’s common stock for purposes of the 2011 Plan and the awards granted thereunder. The administrator is authorized to interpret the provisions of the 2011 Plan and individual award agreements and generally to take any other actions that are contemplated by the 2011 Plan or necessary or desirable in the administration of the 2011 Plan and individual award agreements. Any decision made or action taken by the administrator or in connection with the administration of the 2011 Plan will be final and conclusive on all persons.
Stock Options
The administrator granted incentive and non-statutory stock options under the 2011 Plan prior to the Closing of the Merger to Legacy Rover’s employees or the employees of any parent or subsidiary of Legacy Rover. The exercise price of such options had to equal at least the fair market value of Legacy Rover’s common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of Legacy Rover’s stock, or of certain of Legacy Rover’s affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of Legacy Rover’s common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, check, promissory note, shares or other property acceptable to the administrator. Subject to the provisions of the 2011 Plan, the administrator determines the remaining terms of the options (e.g., vesting).
Stock Appreciation Rights
No stock appreciation rights were granted under the 2011 Plan prior to the Closing of the Merger.
After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. In some cases, options issued to service providers pursuant to the 2011 Plan may provide that they will remain exercisable for longer periods following a termination of service. However, in no event may an option right be exercised later than the expiration of its term.
Restricted Stock
No shares of restricted stock were granted under the 2011 Plan prior to the Closing of the Merger.
Restricted Stock Units
No restricted stock units were granted under the 2011 Plan prior to the Closing of the Merger.
Non-Transferability of Awards
Unless the administrator provides otherwise, the 2011 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.
Certain Adjustments
In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2011 Plan or the number, class, and price of shares covered by each outstanding award.
Merger or Change in Control
The 2011 Plan generally provides that in the event of a merger or change in control, as defined under the 2011 Plan, each outstanding award will be treated as the administrator determines without a participant’s consent. The administrator does not need to treat similarly all the awards, all the awards held by the same participant, or all awards of the same type. If the successor corporation does not assume or substitute for an award (or portion thereof); (1) the participant will vest in and have the right to exercise a portion of his or her outstanding options, including shares as to which such awards would not otherwise be vested or exercisable; and (2) with respect to awards with performance-based vesting, a portion of the performance goals or other vesting criteria will be deemed achieved as follows:
•with respect to awards that vest solely as a function of the participant’s continuous status as a service provider over time, then such awards will be deemed vested to the extent that such awards are scheduled to vest as if the participant continuously served as a service provider though the date that is one year following the date of the change in control; and
•with respect to all other awards, an additional 25% of shares subject to such awards will vest (or such lesser number of shares as are unvested as of the date of the change in control).
In the event of a change in control and the subsequent termination of a participant’s status as a service provider within 12 months of the effective date of the change in control, either by us without cause (as defined in the 2011 Plan) or by the participant for good reason (as defined in the 2011 Plan) prior to the vesting of the awards in full, then the vesting of the shares subject to the award will accelerate as to 25% of the shares subject thereto (or such lesser number of shares as are unvested as of the date of the change in control).
Amendment, Termination
The Board has the authority to amend, alter, suspend or terminate the 2011 Plan, provided such action does not impair the existing rights of any participant.
Rover Group Employee Incentive Compensation Plan
The Board has approved the Employee Incentive Compensation Plan, which became effective on July 30, 2021 (the “Master Bonus Plan”).
Unless and until the Board determines otherwise, our compensation committee will administer the Master Bonus Plan. The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include our named executive officers, which awards may be based upon performance goals established by the administrator. The administrator, in its sole discretion, may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.
Under the Master Bonus Plan, the administrator determines the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: attainment of research and development milestones; user bookings and booking rates; business divestitures and acquisitions; capital raising; cash flow; cash position; corporate transactions; customer acquisition cost; customer lifetime value; customer acquisition or retention rates; earnings (which may include any calculation of earnings, including but not limited to Adjusted EBITDA); earnings per share; expenses; financial milestones; “gross booking value” or GBV; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; procurement; product release timelines; productivity; profit; regulatory-related milestones or goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; sales growth; stock price; time to market; total stockholder return; working capital; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on GAAP or non GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment or company-wide basis. Any criteria used may be measured on such basis as the administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms

(including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against our performance as a whole or a segment and/or (f) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.
The administrator may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.
Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by administrator, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses are no longer subject to substantial risk of forfeiture.
Awards under the Master Bonus Plan are subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award.
The administrator has the authority to amend or terminate the Master Bonus Plan. However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.
401(k) Plan
We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. Effective August 2021, we provide employees with a 50% match on their first 4% of contributions after a 30-day waiting period.
Pension benefits
We do not maintain any pension benefit or retirement plans other than the 401(k) Plan.

Nonqualified deferred compensation
We do not maintain any nonqualified deferred compensation plans.
Treatment of Equity Incentive Awards in Connection with the Merger
In connection with the consummation of the Merger, Caravel stockholders approved the 2021 Plan, replacing the 2011 Plan. For more information about the 2021 Plan, see the section of this prospectus titled “Employee Benefit and Stock Plans – 2021 Equity Incentive Plan”.
Director Compensation
Legacy Rover did not provide compensation to the non-employee directors for the year ended December 31, 2020. Mr. Easterly, the only director who was also a Legacy Rover employee for the year ended December 31, 2020, received no additional compensation for his service as a director. Mr. Easterly received compensation as an employee of Legacy Rover.
On November 2, 2021, the Board approved grants of 24,430 restricted stock units to each of Greg Gottesman, Megan Siegler and Susan Athey, and of 42,021 restricted stock units to Kristina Leslie (such restricted stock units, the “2021 RSUs”). The size of the grant to Ms. Leslie reflects an understanding from the time of her 2021 recruitment to the Legacy Rover board of directors. On February 23, 2022, 14,007 of the 2021 RSUs shall vest with respect to the grant made to Ms. Leslie. On March 1, 2022 and on the first of the month every three months thereafter, 1/12th of the remaining 2021 RSUs granted to Ms. Leslie shall vest. With respect to the grants made to Mr. Gottesman and Mses. Siegler and Athey, one-third of the 2021 RSUs shall vest on each of August 1, 2022, August 1, 2023 and August 1, 2024.
The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2020:

Name	Number of Shares Underlying Outstanding Stock Awards	Number of Shares Underlying Outstanding Options
Susan Athey	—	231,410
Outside Director Compensation Policy
On July 30, 2021, the Board adopted a new compensation policy that governs the cash and equity compensation for our non-employee directors, which became effective on the same date (the “Outside Director Compensation Policy”). The Outside Director Compensation Policy was developed with input from an independent compensation consultant regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors. Under the Outside Director Compensation Policy, each of our non-employee directors, other than excluded directors, receives the cash and equity compensation for services described below. We will also continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to Board or committee meetings.
For purposes of the Outside Director Compensation Policy, “excluded directors” means any non-employee director who is a current employee, general partner, or other representative of an institutional investor; provided that if an entity ceases to be an institutional investor by ceasing to hold at least 2% of the outstanding shares of our capital stock calculated on a fully diluted basis, each non-employee director who would otherwise be an excluded director if such entity remained an institutional investor may (i) offer to resign, in which case, if the Board rejects such resignation, such non-employee director will no longer constitute an excluded director from the date of such rejection, or (ii) not offer to resign, in which case such non-employee director will only cease to constitute an excluded director if and when such non-employee director is re-elected as a director by our stockholders.

For purposes of the Outside Director Compensation Policy, “institutional investor” means any entity that is an institutional investor that holds at least 2% of the outstanding shares of our capital stock calculated on a fully diluted basis.
The Outside Director Compensation Policy includes a maximum annual limit of $750,000 of cash retainers or fees and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year, increased to $1,000,000 in an individual’s first year of service as a non-employee director. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-employee director), does not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.
Cash Compensation
Our non-employee directors, other than the excluded directors, are entitled to receive the following cash compensation for their services under the Outside Director Compensation Policy:
•$35,000 per year for service as a board member;
•$20,000 per year for service as non-executive chair of the board;
•$15,000 per year for service as a lead independent director;
•$20,000 per year for service as chair of the audit committee;
•$10,000 per year for service as a member of the audit committee;
•$12,000 per year for service as chair of the compensation committee;
•$6,000 per year for service as a member of the compensation committee;
•$8,000 per year for service as chair of the nominating and corporate governance committee; and
•$4,000 per year for service as a member of the nominating and corporate governance committee.
Under the Outside Director Compensation Policy, each non-employee director who serves as the chair of a committee is entitled to receive only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee, provided that each non-employee director who serves as the non-executive chair or the lead independent director is entitled to receive the annual fee for service as a board member and an additional annual fee as the non-executive chair or lead independent director, as applicable. All cash payments to non-employee directors are paid by us quarterly in arrears on a pro-rated basis.
Equity Compensation
Initial Award
Each person who first becomes a non-employee director after the effective date of the policy, other than the excluded directors, will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, or the Initial Start Date, an initial award of restricted stock units, or the Initial Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) equal to $300,000; provided that any resulting fraction will be rounded down to the nearest whole share. The Initial Award will vest as follows: one third (1/3rd) of the shares subject to the Initial Award will be scheduled to vest each year following the Initial Start Date on the same day of the month as the Initial Start Date (or, if there is no corresponding day in a particular month, then the last day of that month), in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date. If the person was a member of the Board and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award. If the person was a non-employee director and an excluded director, ceasing to be an excluded director will not entitle the non-employee director to an Initial Award.
Annual Award
Each non-employee director, other than the excluded directors, automatically will receive, on the date of each annual meeting of our stockholders following the effective date of the policy, an annual award of restricted stock units, or an Annual Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) of $150,000; provided that the first annual award granted to an individual who first becomes a non-employee director following the effective date of the policy will have a grant date fair value equal to the product of (A) $150,000 multiplied by (B) a fraction, (i) the numerator of which is equal to the number of fully completed days between the non-employee director’s initial start date and the date of the first annual meeting of our stockholders to occur after such individual first becomes a non-employee director, and (ii) the denominator of which is 365; and provided further that any resulting fraction will be rounded down to the nearest whole share. Each Annual Award will be scheduled to vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the date of the next annual meeting of our stockholders following the grant date, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.
In the event of a “change in control” (as defined in the 2021 Plan), each non-employee director will fully vest in their outstanding company equity awards issued under our outside director compensation policy, including any Initial Award or Annual Award, immediately prior to the consummation of the change in control, provided that the non-employee director continues to be a non-employee director through such date.
Limitation of Liability and Indemnification of Officers and Directors
Our Charter, which became effective upon consummation of the Merger, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”). In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.
In addition, our bylaws, which became effective upon consummation of the Merger, provides that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into indemnification agreements with our directors and executive officers that are broader than the specific indemnification provisions contained in the DGCL and may continue to do so in the future. These indemnification agreements require us to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by our directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
We also maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having served as a director or officer of the Company. The coverage provided by these policies applies whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL. At present, we are not aware of any pending litigation or proceeding involving any person who is one of our directors or officers or is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our Class A Common Stock as of November 12, 2021 (unless otherwise specified), as adjusted to reflect the Class A Common Stock sold pursuant to this prospectus, for:
•each person or group of affiliated persons known to us to be the beneficial owner of more than 5% of outstanding Class A Common Stock;
•each of our named executive officers and directors;
•all of our executive officers and directors as a group; and
•each of the selling stockholders.
Our executive officers, directors, and beneficial owners of more than 5% of outstanding Class A Common Stock may sell an aggregate of 2,682,752 shares of our Class A Common Stock in this offering, or 3,582,752 shares if the underwriters exercise their option to purchase additional shares in full. See the section titled “Shares Eligible for Future Sale—Lock-up Agreements”.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.
The beneficial ownership percentages set forth in the table below prior to the offering are based on 175,452,615 shares of our Class A Common Stock issued and outstanding as of November 12, 2021. If the underwriters’ option to purchase additional shares is exercised in full, selling stockholders affiliated with Madrona Venture Group and Menlo Ventures will offer an additional 900,000 shares in this offering.

	Shares Beneficially Owned Prior to the Offering		Shares of Common Stock Being Offered+	Shares Beneficially Owned After the Offering (assuming no exercise of option)		Shares Beneficially Owned After the Offering (assuming full exercise of option)
Name of Beneficial Owner(1)	Number of Shares	Percentage		Number of Shares	Percentage	Number of Shares	Percentage
Greater than Five Percent Holders
Nebula Caravel Holdings, LLC(2)	16,373,290	9.2%	—	16,373,290	9.2%	16,373,290	9.2%
Funds affiliated with Foundry Ventures(3)	20,268,687	11.6%	—	20,268,687	11.5%	20,268,687	11.5%
Funds affiliated with Madrona Ventures(4)	27,401,207	15.6%	477,291	26,923,916	15.3%	26,463,916	15.0%
Funds affiliated with Menlo Ventures(5)	17,502,566	10.0%	—	17,502,566	10.0%	17,062,566	9.7%
Funds affiliated with TCV(6)	9,198,343	5.2%	1,003,896	8,194,447	4.7%	8,194,447	4.7%
Named Executive Officers and Directors
Adam H. Clammer(7)	16,373,290	9.2%	—	16,373,290	9.2%	16,373,290	9.2%
Kristina Leslie(8)	—	*	—	—	*	—	*
Aaron Easterly(9)	7,784,874	4.3%	824,674	6,960,200	3.9%	6,960,200	3.9%
Tracy Knox(10)	1,275,630	*	54,545	1,221,085	*	1,221,085	*

Brent Turner(11)	2,794,864	1.6%	295,074	2,499,790	1.4%	2,499,790	1.4%
Greg Gottesman(12)	56,874	*	—	56,874	*	56,874	*
Susan Athey(13)	277,825	*	27,272	250,553	*	250,553	*
Megan Siegler(14)	—	*	—	—	*	—	*
Venky Ganesan(15)	17,502,566	10.0%	—	17,502,566	10.0%	17,062,566	9.7%
Scott Jacobson(16)	27,401,207	15.6%	477,291	26,923,916	15.3%	26,463,916	15.0%
All current executive officers and directors as a group (10 persons)	73,467,130	40.0%	1,678,856	71,788,274	39.0%	70,888,274	38.5%
Other Selling Stockholders
First Round Capital III, L.P.(17)	905,374	*	98,810	806,564	*	806,564	*
UT Rover Co-Invest, L.L.C.(18)	1,072,326	*	117,031	955,295	*	955,295	*
Cascade Investment, L.L.C.(19)	3,145,833	1.8%	343,331	2,802,502	1.6%	2,802,502	1.6%
Growth Capital Fund I, L.P.(20)	3,198,262	1.8%	349,053	2,849,209	1.6%	2,849,209	1.6%
Petco Animal Supplies Stores, Inc.(21)	5,875,496	3.3%	641,244	5,234,252	3.0%	5,234,252	3.0%
Philip Kimmey(22)	1,181,509	*	109,090	1,072,419	*	1,072,419	*
Greenspring Secondaries Fund II, L.P.(23)	2,767,425	1.6%	372,252	2,395,173	1.4%	2,395,173	1.4%
Scott Porad(24)	832,446	*	90,851	741,595	*	741,595	*
Jason Kreitzer(25)	974,267	*	106,329	867,938	*	867,938	*
OMERS Ventures IIA, LP(26)	6,671,917	3.8%	727,845	5,944,072	3.4%	5,944,072	3.4%
Michael Beaudoin(27)	367,621	*	40,120	327,501	*	327,501	*
Other Former Employees of the Company(28)	1,003,048	*	102,159	900,889	*	900,889	*
Other Current Employees of the Company(29)	1,371,777	*	108,307	968,784	*	968,784	*
Other Company Stockholders that Beneficially Own Less than 500,000 shares(30)	1,015,526	*	110,826	904,700	*	904,700	*
________________
*Less than 1%
+    If the underwriters exercise their option to purchase additional shares in full, the selling stockholders affiliated with Madrona Venture Group will sell a total of 460,000 additional shares in the offering and the selling stockholders affiliated with Menlo Ventures will sell a total of 440,000 additional shares in the offering.
(1)Unless otherwise noted, the business address of each of these shareholders is c/o Rover Group, Inc. 720 Olive Way, 19th Floor, Seattle, WA 98101.
(2)Nebula Caravel Holdings, LLC is the record holder of the shares reported herein. True Wind Capital II is the managing member of Nebula Caravel Holdings, LLC. Adam Clammer is a member of our Board and serves as the managing member of True Wind Capital GP II, LLC, the general partner of True Wind Capital II. As such, he may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by Nebula Caravel Holdings, LLC. Mr. Clammer disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Consists of (a) 3,337,500 shares of Class A Common Stock received in exchange for the same amount of Founder Shares beneficially owned by Sponsor immediately prior to Closing; (b) 8,000,000 shares of Class A Common Stock purchased at Closing by Sponsor pursuant to the Sponsor Backstop Subscription Agreement; (c) 1,969,300 shares of Class A Common Stock beneficially owned by Sponsor which have vested upon the Class A Common Stock achieving certain trading price thresholds; (d) up to 492,326 shares of Class A Common Stock beneficially owned by Sponsor which will vest upon the Class A Common Stock achieving certain trading price thresholds; and (e) up to 2,574,164 warrants covering shares of the Company’s Class A Common Stock held by Sponsor, which will be exercisable within 60 days of November 12, 2021. The business address of Nebula Caravel Holdings, LLC is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.
(3)These securities are held of record by Foundry Group Next, L.P. (“Foundry Group Next”) and Foundry Venture Capital 2013, L.P. (“Foundry Venture Capital 2013” and, together with Foundry Group Next, “Foundry Ventures”). Consists of (a) 13,229,955 shares of Class A Common Stock, which are held of record by Foundry Venture Capital 2013 and (b) 7,038,732 shares of Class A Common Stock, which are held of record by Foundry Group Next (collectively referred to as “Foundry Ventures”). The business address of Foundry Group is 1050 Walnut Street, Suite 210, Boulder, CO 80302.
(4)These securities are held of record by Madrona Venture Fund IV, L.P. (“Madrona Fund IV”) and Madrona Venture Fund IV-A, L.P. (“Madrona Fund IV-A”), as applicable. Madrona Investment Partners IV, L.P. (“Madrona Partners IV”) is the general partner of each of Madrona Fund IV and Madrona Fund IV-A, and Madrona IV General Partner, LLC (“Madrona IV LLC”) is the general partner of Madrona Partners IV. Scott Jacobson, who serves as a member of the Rover Board, together with Tom Alberg, Paul Goodrich, Matt McIlwain, Len Jordan, and Tim Porter are the managing members of Madrona IV LLC, and each may be deemed to share voting and investment power over the securities held by Madrona Fund IV and Madrona Fund IV-A (collectively, “Madrona Ventures”). Consists of (a) 26,720,219 shares of Class A Common Stock, which are held of record by Madrona Venture Fund IV, LP and (b) 680,988 shares of Class A Common Stock, which are held of record by Madrona Venture Fund IV-A, LP (collectively referred to as “Madrona Ventures”). The business address of Madrona Ventures is 999 Third Ave., 34th Floor, Seattle, WA 98104.
(5)These securities are held of record by Menlo Special Opportunities Fund, L.P. (“Menlo Special Opportunities Fund”), Menlo Ventures XI, L.P. (“Menlo Ventures XI”), MMEF XI, L.P. (“MMEF XI”), and MMSOP, L.P. (“MMSOP”, and together with Menlo Special Opportunities Fund, Menlo Ventures XI, and MMEF XI, collectively referred to as “Menlo Ventures”). Consists of (a) 11,372,764 shares of Class A Common Stock, which are held of record by Menlo Ventures XI, (b) 5,596,527 shares of Class A Common Stock, which are held of record by Menlo Special Opportunities Fund, (c) 442,274 shares of Class A Common Stock, which are held of record by MMEF XI and (d) 91,001 shares of Class A Common Stock, which are held of record by MMSOP. The business address of Menlo Ventures is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(6)These securities are held of record by TCV Member Fund, L.P., (“TCV Member Fund”), TCV VIII(A), L.P. (“TCV VIII (A)”), TCV VIII (B), L.P. (“TCV VIII (B)”), and TCV VIII, L.P. (“TCV VIII” and, together with TCV Member Fund, TCV VIII (A) and TCV VIII (B), the “TCV Funds”). Technology Crossover Management VIII, Ltd. (“Management VIII”) is a general partner of TCV Member Fund and the general partner of Technology Crossover Management VIII, L.P. (“TCM VIII”), which is the general partner of TCV VIII, TCV VIII (A), and TCV VIII (B). Management VIII may be deemed to beneficially own the securities held by the TCV Funds and TCM VIII may be deemed to beneficially own securities held by TCV VIII (A), TCV VIII (B) and TCV VIII, but each of Management VIII and TCM VIII disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. Prior to this offering, consists of (a) 6,545,037 shares of Class A Common Stock, which are held of record by TCV VIII, (b) 1,764,986 shares of Class A Common Stock, which are held of record by TCV VIII (A), (c) 481,822 shares of Class A Common Stock, which are held of record by TCV Member Fund, and (d) 406,498 shares of Class A Common Stock, which are held of record by TCV VIII (B). The business address of TCV is 250 Middlefield Road, Menlo Park, CA 94025.
(7)Consists of the shares described in footnote (2) above (Nebula Caravel Holdings, LLC).
(8)Consists of 42,021 restricted stock units covering shares of the Company’s Class A Common Stock held by Ms. Leslie, none of which will be vested within 60 days of November 12, 2021.
(9)Consists of (a) 3,178,384 shares of Class A Common Stock held of record by Mr. Easterly, (b) 5,632,343 shares of Class A Common Stock subject to options held by Mr. Easterly, 4,522,434 shares of which will be vested and exercisable within 60 days of November 12, 2021 and (c) 448,300 restricted stock units covering shares of the Company’s Class A Common Stock held by Mr. Easterly, 84,056 shares of which will be vested within 60 days of November 12, 2021.
(10)Consists of (a) 222,327 shares of Class A Common Stock held of record by Ms. Knox, (b) 1,296,154 shares of Class A Common Stock subject to options held by Ms. Knox, 1,019,460 shares of which will be vested and exercisable within 60 days of November 12, 2021, and (c) 180,500 restricted stock units covering shares of the Company’s Class A Common Stock held by Ms. Knox, 33,843 shares of which will be vested within 60 days of November 12, 2021.
(11)Consists of (a) 355,249 shares of Class A Common Stock held of record by Mr. Turner, (b) 2,740,658 shares of Class A Common Stock subject to options held by Mr. Turner, 2,402,115 shares of which will be vested and exercisable within 60 days of November 12, 2021, and (c) 224,450 restricted stock units covering shares of the Company’s Class A Common Stock held by Mr. Turner, 37,500 shares of which will be vested within 60 days of November 12, 2021.
(12)Consists of (a) 56,874 shares of Class A Common Stock held of record by Mr. Gottesman and (b) 24,430 restricted stock units covering shares of the Company’s Class A Common Stock held by Mr. Gottesmann, none of which will be vested within 60 days of November 12, 2021. Mr. Gottesman is also a minority investor and former general partner in funds affiliated with Madrona Ventures which beneficially own 15.6% of Rover. Mr. Gottesman does not have voting or dispositive control over such funds.
(13)Consists of (a) options to purchase 277,825 shares of Class A Common Stock held by Ms. Athey, all of which are exercisable within 60 days of November 12, 2021 and (b) 24,430 restricted stock units covering shares of the Company’s Class A Common Stock held by Ms. Athey, none of which will be vested within 60 days of November 12, 2021.
(14)Consists of 24,430 restricted stock units covering shares of the Company’s Class A Common Stock held by Ms. Siegler, none of which will be vested within 60 days of November 12, 2021. Ms. Siegler is also minority investor in entities affiliated with Spark Capital Growth Fund, L.P. / Spark Capital Growth Founders Fund, L.P., which beneficially own less than 5% of Rover. Ms. Siegler does not have voting or dispositive control over such funds.
(15)Consists of the shares described in footnote (5) above (funds affiliated with Menlo Ventures).
(16)Consists of the shares described in footnote (4) above (funds affiliated with Madrona Ventures).
(17)Consists of 905,374 shares of Class A Common Stock held of record by First Round Capital III, L.P. The business address of First Round Capital III, L.P. is 2400 Market Street, Suite 237, Philadelphia, PA 19103.
(18)Consists of 1,072,326 shares of Class A Common Stock held of record by UT Rover Co-Invest LLC. UT Rover Co-Invest LLC is controlled by the Board of Regents of The University of Texas System. The business address of UT Rover Co-Invest LLC is 210 W. 7th Street, Suite 1700, Austin, TX 78701.
(19)Consists of 3,145,833 shares of Class A Common Stock held of record by Cascade Investment, L.L.C. All shares of our Class A Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. The business address of Cascade Investment, L.L.C. is 2365 Carillon Point, Kirkland, WA 98033.
(20)Consists of 3,198,262 shares of Class A Common Stock held of record by Growth Capital Fund I, L.P. Growth Capital Fund I, L.P. is controlled by Stephanie Simon, Patrick Burton, Kelly Flynn and Michael Palmer, the managers of Growth Capital GP I, LLC. The business address of Growth Capital Fund I, L.P. is 4400 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.
(21)Consists of 5,875,496 shares of Class A Common Stock held of record by Petco Animal Supplies Stores, Inc. Petco Animal Supplies Stores, Inc. is controlled by Ronald Coughlin, Jr., the chief executive officer and Brian LaRose, the chief financial officer. The business address of Petco Animal Supplies Stores, Inc. is 10850 Via Frontera, San Diego, CA 92127.
(22)Consists of (a) 1,013,052 shares of Class A Common Stock held of record by Mr. Kimmey, (b) 185,043 shares of Class A Common Stock subject to options held by Mr. Kimmey, 163,051 shares of which will be vested and exercisable within 60 days of November 12, 2021,and (c) 75,688 restricted stock units covering shares of the Company’s Class A Common Stock held by Mr. Kimmey, 5,406 shares of which will be vested within 60 days of November 12, 2021. Mr. Kimmey is the senior director of software development of the Company.
(23)Consists of 2,767,425 shares of Class A Common Stock held of record by Greenspring Secondaries Fund II, L.P. Greenspring Secondaries Fund II, L.P. is controlled by John Coelho, Charles Ashton Newhall, James Jin Lim, Eric Carl Thompson, John Charles Avirett, Hunter Drew Somerville, Adair Brantley Newhall, Lindsay Redfield, Seyonne Kang, Brian Borton and Andrew Calahan. The business address of Greenspring Secondaries Fund II, L.P. is 100 Painter Mill Road, Suite 700, Owings Mills, MD 21117.
(24)Consists of (a) 59,207 shares of Class A Common Stock held of record by Mr. Porad and (b) 773,239 shares of Class A Common Stock subject to options held by Mr. Porad, 773,239 shares of which will be vested and exercisable within 60 days of November 12, 2021. Mr. Porad is a former employee of the Company.
(25)Consists of (a) 611,067 shares of Class A Common Stock held of record by Mr. Kreitzer and (b) 363,200 shares of Class A Common Stock subject to options held by Mr. Kreitzer, 363,200 shares of which will be vested and exercisable within 60 days of November 12, 2021. Mr. Kreitzer is a former employee of the Company.
(26)Consists of 6,671,917 shares of Class A Common Stock held of record by OMERS Ventures IIA, LP. Investment and voting decisions with respect to the shares held by OMERS Ventures IIA, LP are made by an investment committee comprised of the managing directors and directors of OMERS Ventures Management Inc., the general partner of OMERS Ventures IIA, LP, and approved by the Head of OMERS Ventures and the Executive Vice President & Global Head of Private Equity of OMERS Administration Corporation. The business address of OMERS Ventures IIA, LP is 900-100 Adelaide Street West, Toronto, Ontario, Canada, M5H 0E2.
(27)Consists of 367,621 shares of Class A Common Stock subject to options held by Mr. Beaudoin, all of which will be vested and exercisable within 60 days of November 12, 2021. Mr. Beaudoin is a former board member of Legacy Rover.
(28)Represents the holdings of four stockholders, which in the aggregate account for less than 1% of outstanding Class A Common Stock, including (i) John Lapham (who held 582,862 shares of Class A Common Stock subject to options, of which 582,862 shares will be vested and exercisable within 60 days of November 12, 2021, and who is selling 63,612 shares) and (ii) Margaret Brown (who held 291,928 shares of Class A Common Stock and is selling 31,859 shares).
(29)Represents the holdings of seven stockholders, which in the aggregate account for less than 1% of outstanding Class A Common Stock, including Megan Teepe, the vice president of GM international of the Company (who held 378,997 shares and is selling 14,088 shares). Securities held by Ms. Teepe consist of (a) 153,773 shares of Class A Common Stock held of record by Ms. Teepe, (b) 313,487 shares of Class A Common Stock subject to options held by Ms. Teepe, 223,037 shares of which will be vested and exercisable within 60 days of November 12, 2021, and (c) 30,625 restricted stock units covering shares of the Company’s Class A Common Stock held by Ms. Teepe, 2,187 shares of which will be vested within 60 days of November 12, 2021.
(30)Represents the holdings of six stockholders, which in the aggregate account for less than 1% of outstanding Class A Common Stock, including funds affiliated with Sweet Capital (which held 413,560 shares and is selling 45,134 shares). Securities held by funds affiliated with Sweet Capital are held of record by Sweet Capital Fund I AB and Sweet Capital Fund II AB (together referred to as “Sweet Capital”) and consist of (a) 348,541 shares of Class A Common Stock, which are held of record by Sweet Capital Fund I AB and (b) 65,019 shares of Class A Common Stock, which are held of record by Sweet Capital Fund II AB. Sweet Capital Fund I AB is controlled by Sebastian Knutsson. Sweet Capital Fund II AB is controlled by Sebastian Knutsson, Lars Markgren, Patrik Stymne, Thomas Hartwig and Riccardo Zacconi. The business address of Sweet Capital is Biblioteksgatan 8, Wilton Row Capital AB, Stockholm, Sweden 111 46.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes certain important terms of our capital stock as of the date of this prospectus as specified in our Certificate of Incorporation and Bylaws. Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to the Certificate of Incorporation, the Bylaws, the Warrant Agreement, and the Investor Rights Agreement, which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.
Authorized and Outstanding Stock
The authorized capital stock of Rover is 1,000,000,000 shares, $0.0001 par value per share, of which:
•990,000,000 shares are designated as Class A Common Stock; and
•10,000,000 shares are designated as Preferred Stock.
Common Stock
The Certificate of Incorporation authorizes a single class of common stock, Class A Common Stock. Some of the rights of Class A Common Stockholders and terms of the Class A Common Stock are discussed in greater detail below.
Dividend Rights
Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Class A Common Stock are entitled to receive dividends out of funds legally available if the Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.
No Preemptive or Similar Rights
Holders of Class A Common Stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.
Voting Rights
Holders of Class A Common Stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.
Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, Rover’s governing documents or the rules of the stock exchange on which Rover’s securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Our Certificate of Incorporation and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class are to be elected at each annual meeting of Rover’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Liquidation Rights
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of its Class A Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.
Preferred Stock
The Board is authorized, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in Rover’s control or other corporate action. As of September 30, 2021, there are no shares of preferred stock outstanding, and we have no present plan to issue any shares of preferred stock.
Registration Rights
Under the Investor Rights Agreement, the holders of Registrable Securities (as defined in the Investor Rights Agreement) or their permitted transferees will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.
Demand Registration Rights
The holders of Registrable Securities are entitled to certain demand registration rights. At any time after the expiration of a lock-up to which such shares are subject, the holders of (i) at least a majority of the shares held by Caravel stockholders (the “Caravel Demand Holders”) or (ii) at least $20 million of shares held by former Legacy Rover stockholders (the “Rover Demand Holders”), in each case having registration rights then outstanding, can request that we file a registration statement on Form S-1 or, if then available, Form S-3, to register the offer and sale of their shares. We are only obligated to effect one such registration during any six-month period, or no more than two underwritten demand registrations for each of the Caravel Demand Holders and Rover Demand Holders. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to Rover and its stockholders to effect such a demand registration, then we have the right to defer such registration, not more than twice in any 12-month period, for a period of not more than 90 days.
Form S-3 Registration Rights
The holders of Registrable Securities are entitled to certain Form S-3 registration rights. Rover shall file a registration statement for an offering to be made on a continuous basis no later than 30 days following the date that we become eligible to use Form S-3. The holders of at least $25 million of shares having registration rights then outstanding can request that we effect an underwritten public offering pursuant to such resale shelf registration statement. We are only obligated to effect two such registrations in a 12-month period, and no more than three such registrations for each of the Caravel Demand Holders and Rover Demand Holders. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Piggyback Registration Rights
The holders of Registrable Securities are entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration (i) relating to any employee stock option or other benefit plan, (ii) relating to an exchange offer or offering of securities solely to our existing stockholders, (iii) relating to an offering of debt that is convertible into equity securities of Rover, (iv)  on Form S-4 related to any merger, acquisition or business combination, (v) for a dividend reinvestment plan or (vi) filed in connection with a block trade.
Expenses of Registration
Subject to certain limitations, we will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, as well as the reasonable fees and disbursements of one counsel for selling stockholders, except for certain per capita fees for selling stockholders who are not employees or directors who do not hold registration rights under the Investor Rights Agreement.
Termination
The registration rights terminate upon the earlier of (i) the seventh anniversary of the Investor Rights Agreement and (ii) the date as of which all of the registrable securities have been sold pursuant to a registration statement or are permitted to be sold under Rule 144 or any similar provision under the Securities Act. With respect to a given holder of registration rights, the registration rights terminate upon the earliest date when such holder of registration rights (a) ceases to hold at least $15 million of registrable securities and (b) can sell all of such holder’s registrable securities without limitation pursuant to Rule 144 promulgated under the Securities Act.
Registration Rights for PIPE Shares
Pursuant to the PIPE Subscription Agreements, we agreed to file with the SEC (at our sole cost and expense) within 45 days after the Closing of the Merger a registration statement registering the resale of the PIPE Shares. This registration statement on Form S-1 was declared effective on September 23, 2021.
Form S-8 Registration Statement
We filed registration statement on Form S-8 under the Securities Act to register the shares of Class A Common Stock issued or issuable under our 2021 Plan, 2021 ESPP and 2011 Plan. The Form S-8 registration statement became effective automatically upon filing, and shares covered by the registration statement became eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and applicable lock-up restrictions.

Anti-Takeover Effects of Certain Provisions of Delaware and Washington Law, the Certificate of Incorporation and the Bylaws
Certain provisions of Delaware law, Washington law, the Certificate of Incorporation and the Bylaws which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of Rover to negotiate first with the Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer will outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;
•any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
These provisions may have the effect of delaying, deferring or preventing changes in control of Rover.
Washington Business Corporation Act
The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington

Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, or an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:
•any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
•any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and
•allowing the acquiring person to receive any disproportionate benefit as a stockholder.
After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.
We will be considered a “target corporation” so long as our principal executive office is located in Washington, and: (i) a majority of its employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington; (ii) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50.0 million worth of tangible assets located in the state of Washington; and (iii) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by state residents; or (c) 1,000 or more of our stockholders of record reside in the state.
If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.
Certificate of Incorporation and Bylaws Provisions
The Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management. Among other things, the Certificate of Incorporation and the Bylaws:
•permit the Board to issue shares of preferred stock, with any powers, rights, preferences and privileges as they may designate;
•provide that the authorized number of directors may be changed only by resolution of the Board;
•provide that all vacancies and newly created directorships, may, except as otherwise required by law, Rover’s governing documents or resolution of the Board, and subject to the rights of holders of Rover Preferred Stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•divide the Board into three classes, each of which stands for election once every three years;
•for so long as the Board is classified, and subject to the rights of holders of Rover’s preferred stock, provide that a director may only be removed from the Board by the stockholders for cause;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•provide that special meetings of our stockholders may be called only by the Board, the chairperson of the Board, our chief executive officer or our president; and
•provide that stockholders will be permitted to amend certain provisions of the Certificate of Incorporation and the Bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Rover. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in Rover’s name to procure a judgment in Rover’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Rover’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on Rover’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation and the Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and inclusive of rules and regulations thereunder. The Bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Rover’s stockholders will not be deemed to have waived Rover’s compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Transfer Agent and Registrar
The transfer agent and registrar for the Class A Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.
Listing
The Class A Common Stock is listed under the Nasdaq symbol “ROVR”.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A Common Stock prevailing from time to time.
As of November 12, 2021, we had approximately 175,452,615 shares of Class A Common Stock issued and outstanding (excluding the Remaining Earnout Shares, Warrants, and options to purchase Class A Common Stock outstanding and any equity awards that may be issued under the 2021 ESPP and the 2021 Plan), and we had approximately 8,074,164 Warrants issued and outstanding, each exercisable for one share of Class A Common Stock at a price of $11.50 per share (on or after December 11, 2021). All of the shares of Class A Common Stock issued in connection with the Merger are freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. In addition, we have filed a registration statement on Form S-1 relating to (1) 2,574,164 shares of Class A Common Stock issuable upon the exercise of 2,574,164 Private Placement Warrants, (2) 5,500,000 shares of Class A Common Stock issuable upon the exercise of 5,500,000 Public Warrants and (3) 96,964,932 other shares of Class A Common Stock, all of which are freely transferable by the holders thereof, subject to the lock-up agreements described below under “—Lock-Up Agreements.”
All shares of our Class A common stock sold pursuant to this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by one of our “affiliates,” as that term is defined in Rule 144. Unless otherwise registered under the Securities Act, sales of shares of our Class A common stock by affiliates will be subject to the volume limitations and other restrictions with respect to any sale under Rule 144 as described below.
Rule 144
Subject to the section below entitled “—Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies,” a person who has beneficially owned restricted shares of Class A Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding the sale (or for such shorter period that we were required to file such reports), other than Form 8-K reports, at the time of the sale. Persons who have beneficially owned restricted shares of Class A Common Stock or restricted Warrants for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of securities that does not exceed the greater of:
•1% of the then outstanding equity shares of the same class; and
•the average weekly trading volume of Class A Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
Sales by affiliates of Rover under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Rover.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
While we were formed as a shell company, since the completion of the Merger we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities. The earliest date that Rule 144 will become available is August 5, 2022, so long as all other conditions are satisfied as of that date.
Form S-8 Registration Statement
We filed a registration statement on Form S-8 under the Securities Act to register shares of Class A Common Stock reserved for future issuance under our equity compensation plans. The Form S-8 registration statement became effective automatically upon filing, and shares covered by the registration statement became eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and applicable lock-up restrictions.
Lock-Up Agreements
At the Closing, Rover, the Sponsor, certain affiliates of the Sponsor and certain Rover stockholders entered into the Stockholder Lock-Up Agreement, effective at the Closing. Pursuant to the terms of the Stockholder Lock-Up Agreement, the Lock-Up Shares held by the aforementioned parties are locked-up until January 30, 2022, subject to certain exceptions, provided that if during such six-month period Triggering Event III occurs, 50% of each applicable holder’s Lock-Up Shares shall be released from such lock-up on such date. In addition, certain Rover equityholders are subject to substantially similar lock-up terms pursuant to our Bylaws.
In connection with this offering, the Company has agreed, effective November 19, 2021, to release approximately 6.9 million of such Lock-Up Shares, or approximately 7.8 million Lock-up Shares if the underwriters exercise their option to purchase additional shares in full (representing approximately 4.3% or 4.9%, respectively, of the total number of Lock-up Shares subject to the restrictions set forth in Stockholder Lock-Up Agreement and Bylaws (together, the “Lock-up Restrictions”)) as follows, including an aggregate of approximately 2.7 million Lock-up Shares, or approximately 3.6 million Lock-up Shares if the underwriters exercise their option to purchase additional shares in full, held by our executive officers, directors, and significant stockholders, some of whom will participate in this offering. See the section titled “Principal and Selling Stockholders”.
•(1)(a) Stockholders who are party to the Investor Rights Agreement and (b) certain other equityholders holding more than 50,000 Lock-Up Eligible Shares (as defined in the Bylaws) as of November 1, 2021 that (2) elect to sell in this offering will be (x) released from the Lock-up Restrictions to the extent required to participate in this offering and (y) subject to the terms of the lock-up agreement with the underwriters described below. Any such equityholders that elect not to sell in this offering will not be released from the Lock-up Restrictions.
•Equityholders who are subject to the lock-up restrictions in the Bylaws and who do not receive an offer to participate in this offering will be released from the Lock-up Restrictions up to a maximum of approximately 10.9% of Lock-Up Eligible Shares.
In addition, in connection with this offering, subject to certain exceptions, Rover, Rover’s executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters of this offering, under which they have agreed not to dispose of or hedge any of their Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC. See “Underwriting” for more information about certain of the exceptions to these lock-up agreements. These exceptions include, among others, an exception for (1) if Triggering Event III occurs, the transfer, sale or other disposition of the undersigned’s Early Released Shares (in the case of selling stockholders other than our executive officers, directors and beneficial owners of more than 5% of our outstanding Class A Common Stock, at any time after the 30th day following the date of this prospectus), where “Early Released Shares” means 50% of the undersigned’s Lock-Up Shares less the number of shares sold by the selling stockholder pursuant to the offering (which would be included in the number of shares of our Class A Common Stock described in the third row of the table below) and (2) the transfer, sale or other disposition of shares of Class A Common Stock acquired by certain selling stockholders who are our employees but are not our named executive officers pursuant to the settlement of vested RSUs that were granted on November 2, 2021 (which we estimate could represent up to approximately 85,000 shares of our Class A Common Stock). After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.
As a result of the lock-up restrictions described above and subject to the provisions of Rule 144, these securities will be available for sale in the public market as follows:

Earliest Date Available for Sale in the Public Market	Number of Shares of Class A Common Stock
The first trading day following pricing of this offering.
6,000,000 shares to be sold in the offering and approximately 0.9 million shares held by equityholders who are subject to the lock-up restrictions in the Bylaws and who do not receive an offer to participate in this offering)

The first trading day following the date, if any, upon which the underwriters exercise their option to purchase additional shares.	900,000 shares

As soon as practicable following the date, if any, upon which Triggering Event III occurs (which would occur if the volume weighted average price of the Class A Common Stock is greater than or equal to $16.00 over any 20 trading days within any 30-trading-day period).	Up to approximately 71.5 million shares (which does not include the shares sold in this offering or otherwise released from lock-up restrictions as set forth in the two rows of the table above), the majority of which could be sold immediately upon the occurrence of Triggering Event III but of which we estimate approximately 30.4 million shares would be released from the lock-up agreements relating to the offering described above and could be sold upon the later of the occurrence of Triggering Event III and the 30th day after the date of this prospectus.

January 30, 2022	All remaining shares held by stockholders who are not selling stockholders and not previously eligible for sale, subject to volume limitations applicable to “affiliates” with respect to any sale under Rule 144 as described above.

February 16, 2022	All remaining shares held by the selling stockholders, subject to volume limitations applicable to “affiliates” with respect to any sale under Rule 144 as described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or all tax considerations applicable to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, or other financial institutions;
•persons subject to the alternative minimum tax;
•tax-exempt organizations;
•pension plans and tax-qualified retirement plans;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities or arrangements);
•brokers or dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
•persons who own, or are deemed to own, more than five percent of our common stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
•persons who hold or receive our common stock pursuant to the exercise of any option;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);
•persons deemed to sell our common stock under the constructive sale provisions of the Code; or
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our common stock through a partnership.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
Dividends
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our Class A Common Stock, and we do not anticipate paying any cash dividends for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below) withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. Under applicable Treasury Regulations, the applicable withholding agent may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. In order to receive a reduced treaty rate, you must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you hold our common stock through a financial institution or other agent acting on your behalf, you generally will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our United States and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as a United States real property interest only if you actually (directly or indirectly) or constructively hold more than five percent of our outstanding common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale or other disposition of our common stock (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, payors must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at the applicable statutory rate (currently, 24%) and additional information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Additional Withholding Requirements under the Foreign Account Tax Compliance Act
Subject to the following paragraph, Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, or, collectively, FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or such institution otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules), unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.
The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax under FATCA will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the exemptions described above. Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our common stock.
The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of the underwriters. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC	1,920,000
Goldman Sachs & Co. LLC	1,920,000
J.P. Morgan Securities LLC	1,200,000
Stifel, Nicolaus & Company, Incorporated	330,000
William Blair & Company, L.L.C.	330,000
Canaccord Genuity LLC	300,000
Total	6,000,000
The underwriters are committed to take and pay for all of the 6,000,000 shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 900,000 shares from selling stockholders affiliated with Madrona Venture Group and Menlo Ventures to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$0.425	$0.425
Total	$2,550,000.00	$2,932,500.00
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.255 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $105,000. The Company will pay certain costs associated with the sale of shares, other than underwriting discounts and commissions, incurred by the selling stockholders, as well as the reasonable fees and disbursements of one counsel for selling stockholders, except for certain per capita fees for selling stockholders who are not employees or directors who do not hold registration rights under the Investor Rights Agreement. The Company has agreed to reimburse the underwriters for certain expenses in connection with this offering in an amount up to $15,000.
Our Class A Common Stock is quoted on The Nasdaq Global Select Market under the symbol “ROVR.”

We, our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock;
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether settled by delivery of Class A Common Stock or such other securities, in cash or otherwise; or
•submit or file any registration statement with the SEC relating to the offering of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock.
The restrictions described in the immediately preceding paragraph to do not apply to, among other exceptions, and subject to certain conditions:
•the sale by the selling stockholders of shares of our Class A Common Stock to the underwriters;
•transactions by any person other than us relating to shares of Class A Common Stock or other securities acquired in open market transactions after the completion of the offering of the shares;
•if Triggering Event III occurs, the transfer, sale or other disposition of the undersigned’s Early Released Shares (in the case of selling stockholders other than our executive officers, directors and beneficial owners of more than 5% of our outstanding Class A Common Stock, at any time after the 30th day following the date of this prospectus), where “Early Released Shares” means 50% of the undersigned’s Lock-Up Shares less the number of shares sold by the selling stockholder pursuant to the offering;
•the transfer, sale or other disposition of shares of Class A Common Stock acquired by certain selling stockholders who are our employees but are not our named executive officers pursuant to the settlement of vested RSUs that were granted on November 2, 2021;
•transfers of shares of Class A Common Stock to us, and the issuance by us of shares of Class A Common Stock, in each case upon the exercise of an option granted under an equity incentive plan or a warrant described in this prospectus;
•transfers of shares of Class A Common Stock to us, or the withholding of shares by us and the sale of such shares, in each case to satisfy certain tax withholding or remittance obligations in connection with the vesting of restricted stock, RSUs or other incentive awards settled in shares of Class A Common Stock granted under an equity incentive plan or employment arrangement described in this prospectus;
•facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A Common Stock, provided that (i) such plan does not provide for the transfer of Class A Common Stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing includes a statement to the effect that no transfer of Class A Common Stock may be made under such plan during the restricted period; or
•the issuance by us of Class A Common Stock or securities convertible into, exchangeable for or that represent the right to receive Class A Common Stock in connection with the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, or any joint ventures, equipment leasing arrangements, debt financings or other strategic transactions, provided that the aggregate number of shares issued or issuable across one or more transactions pursuant to this exception does not exceed 10% of the total number of outstanding shares of Class A Common Stock immediately following the sale of the shares of Class A Common Stock in the offering.
Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the Class A Common Stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In connection with the offering, the underwriters may purchase and sell  shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Stock made by the underwriters in the open market prior to the completion of the offering.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s Class A Common Stock, may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses. For example, Morgan Stanley & Co. LLC acted as financial advisor to Legacy Rover in connection with the Merger and as co-placement agent to Caravel in connection with the PIPE Investment.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member state, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), per Relevant Member State, subject to obtaining the prior consent of the underwriter for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the underwriter and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or
(c)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”), provided that no such offer of shares shall result in a requirement for us or the underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriter and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this prospectus supplement is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, all such persons together being referred to as “Relevant Persons.” In the United Kingdom, the shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement or its contents. The shares are not being offered to the public in the United Kingdom.
Canada
The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares have been or may be issued or have been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which is likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(b)to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c)otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)where no consideration is or will be given for the transfer;
(iii)where the transfer is by operation of law;
(iv)as specified in Section 276(7) of the SFA; or
(v)as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of the Securities offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington, which has acted as our counsel in connection with this offering. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, directly or indirectly own less than 0.1% of the outstanding shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The financial statements of A Place for Rover as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A Common Stock to be offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. We also maintain a website at www.rover.com. We make available, free of charge, on our investor relations website at investors.rover.com under “Financials—SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website and investor relations website addresses in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

A Place for Rover, Inc. Audited Financial Statements
Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2019 and 2020	F-3
Consolidated Statements of Operations for the years ended December 31, 2018, 2019 and 2020	F-4
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2019 and 2020	F-5
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2018, 2019, and 2020	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2019, and 2020	F-7
Notes to Consolidated Financial Statements	F-9

Rover Group, Inc. Unaudited Condensed Financial Statements
Page
Condensed Consolidated Balance Sheets as of December 31, 2020 and September 30, 2021 (unaudited)	F-45
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2020 and 2021 (unaudited)	F-46
Condensed Consolidated Statements of Comprehensive Loss for the three and nine months ended September 30, 2020 and 2021 (unaudited)	F-47
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2020 and 2021 (unaudited)	F-49
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2021 (unaudited)	F-50
Notes to Condensed Consolidated Financial Statements (unaudited)	F-52

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of A Place for Rover, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of A Place for Rover, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Seattle, Washington
March 29, 2021, except for the effects of the reverse recapitalization described in Note 1 to the consolidated financial statements, as to which the date is November 9, 2021.

We have served as the Company’s auditor since 2018.

A PLACE FOR ROVER, INC.
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	$67,654	$80,848
Short-term investments	36,133	—
Accounts receivable, net	2,473	2,992
Prepaid expenses and other current assets	4,408	3,629
Total current assets	110,668	87,469
Property and equipment, net	30,991	24,923
Intangible assets, net	13,151	7,967
Goodwill	33,159	33,159
Deferred tax asset, net	926	1,235
Other noncurrent assets	5,398	134
Total assets	$194,293	$154,887
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,769	$1,301
Accrued compensation and related expenses	4,096	3,269
Accrued expenses and other current liabilities	4,663	2,747
Deferred revenue	2,488	751
Pet parent deposits	21,440	7,931
Pet service provider liabilities	11,460	6,140
Debt, current portion	—	4,128
Total current liabilities	49,916	26,267
Deferred rent, net of current portion	1,732	2,248
Debt, net of current portion	—	33,398
Other noncurrent liabilities	3,977	4,659
Total liabilities	55,625	66,572
Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.00001 par value, 87,611 shares authorized as of December 31, 2019 and 2020; 90,805 and 90,814 shares issued and outstanding as of December 31, 2019 and 2020, respectively; aggregate liquidation preference of $294,740 and $294,802 as of December 31, 2019 and 2020, respectively	290,365	290,427
Stockholders’ deficit:
Common stock, $0.0001 par value, 144,250 shares authorized as of December 31, 2019 and 2020; 29,614 and 30,398 shares issued and outstanding as of December 31, 2019 and 2020, respectively	3	3
Additional paid-in capital	46,923	53,909
Accumulated other comprehensive income	169	253
Accumulated deficit	(198,792)	(256,277)
Total stockholders’ deficit	(151,697)	(202,112)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$194,293	$154,887
The accompanying notes are an integral part of these consolidated financial statements.

A PLACE FOR ROVER, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,
	2018	2019	2020
Revenue	$71,411	$95,052	$48,800
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	16,173	23,522	19,823
Operations and support	17,430	19,882	12,371
Marketing	58,845	49,921	16,332
Product development	16,886	22,066	22,567
General and administrative	22,390	24,947	21,813
Depreciation and amortization	7,125	8,390	8,899
Total costs and expenses	138,849	148,728	101,805
Loss from operations	(67,438)	(53,676)	(53,005)
Other income (expense), net:
Interest income	2,654	2,807	488
Interest expense	(141)	(204)	(3,154)
Loss from impairment of DogHero investment	—	—	(2,080)
Other income (expense), net	(21)	(1,109)	172
Total other income (expense), net	2,492	1,494	(4,574)
Loss before income taxes	(64,946)	(52,182)	(57,579)
Benefit from income taxes	269	468	94
Net loss	$(64,677)	$(51,714)	$(57,485)
Deemed dividend to preferred stockholders	(491)	—	—
Net loss attributable to common stockholders	$(65,168)	$(51,714)	$(57,485)
Net loss per share attributable to common stockholders, basic and diluted	$(2.40)	$(1.77)	$(1.92)
Weighted-average shares used in computing net loss per share, basic and diluted	27,150	29,138	29,896
The accompanying notes are an integral part of these consolidated financial statements.

A PLACE FOR ROVER, INC.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,
	2018	2019	2020
Net loss	$(64,677)	$(51,714)	$(57,485)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(12)	117	148
Unrealized gain (loss) on available-for-sale securities	23	71	(64)
Other comprehensive income	11	188	84
Comprehensive loss	$(64,666)	$(51,526)	$(57,401)
The accompanying notes are an integral part of these consolidated financial statements.

A PLACE FOR ROVER, INC.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(in thousands)

						Accumulated
	Redeemable Convertible Preferred Stock(1)		Common Stock(1)		Additional Paid-In	Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital(1)	Income (Loss)	Deficit	Deficit
Balance as of December 31, 2017, as converted	71,692	$153,074	25,521	$3	$29,441	$(30)	$(83,013)	$(53,599)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	17,233	123,655	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock and common stock for acquisition of Barking Dog Ventures, Ltd.	1,380	10,007	1,337	—	4,304	—	—	4,304
Issuance of common stock from exercises of stock options	—	—	1,920	—	726	—	—	726
Stock-based compensation	—	—	—	—	6,682	—	—	6,682
Issuance of common stock warrants	—	—	—	—	239	—	—	239
Foreign currency translation adjustments	—	—	—	—	—	(12)	—	(12)
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	(64,677)	(64,677)
Balance as of December 31, 2018	90,305	$286,736	28,778	$3	$41,392	$(19)	$(147,690)	$(106,314)
Cumulative effect of change in accounting principle related to the adoption of ASC 606	—	—	—	—	—	—	612	612
Issuance of Series G redeemable convertible preferred stock and common stock to settle Barking Dog Ventures, Ltd. holdback	500	3,629	1	—	4	—	—	4
Issuance of common stock from exercises of stock options	—	—	835	—	773	—	—	773
Stock-based compensation	—	—	—	—	4,067	—	—	4,067
Issuance of common stock warrants	—	—	—	—	687	—	—	687
Foreign currency translation adjustments	—	—	—	—	—	117	—	117
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	71	—	71
Net loss	—	—	—	—	—	—	(51,714)	(51,714)
Balance as of December 31, 2019	90,805	$290,365	29,614	$3	$46,923	$169	$(198,792)	$(151,697)
Issuance of Series G redeemable convertible preferred stock to settle Barking Dog Ventures, Ltd. holdback	9	62	—	—	—	—	—	—
Issuance of common stock from exercises of stock options	—	—	784		788	—	—	788
Stock-based compensation	—	—	—	—	5,541	—	—	5,541
Issuance of common stock warrants	—	—	—	—	657	—	—	657
Foreign currency translation adjustments	—	—	—	—	—	148	—	148
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(64)	—	(64)
Net loss	—	—	—	—	—	—	(57,485)	(57,485)
Balance as of December 31, 2020	90,814	$290,427	30,398	$3	$53,909	$253	$(256,277)	$(202,112)
(1) The shares of the Company's common and redeemable convertible preferred stock, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio of approximately 1.0379 established in the Merger described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

A PLACE FOR ROVER, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,
	2018	2019	2020
OPERATING ACTIVITIES
Net loss	$(64,677)	$(51,714)	$(57,485)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	6,682	4,067	5,541
Depreciation and amortization	9,656	13,596	18,713
Net amortization (accretion) of investment premiums (discounts)	(700)	(639)	11
Issuance of common stock warrants	189	453	—
Amortization of debt issuance costs	59	186	841
Deferred income taxes	(278)	(588)	(303)
Loss on disposal of property and equipment	—	285	191
Impairment of DogHero investment	—	—	2,080
Changes in operating assets and liabilities:
Accounts receivable	(151)	(1,760)	(519)
Prepaid expenses and other current assets	(1,376)	(935)	460
Other noncurrent assets	9	(117)	(59)
Accounts payable	4,700	887	(4,437)
Accrued expenses and other current liabilities	1,675	666	(3,177)
Deferred revenue	870	518	(1,736)
Pet parent deposits	5,738	2,648	(13,508)
Pet service provider liabilities	3,401	2,846	(5,320)
Other noncurrent liabilities	140	4,880	1,752
Net cash used in operating activities	(34,063)	(24,721)	(56,955)
INVESTING ACTIVITIES
Purchase of property and equipment	(1,159)	(16,367)	(910)
Capitalization of internal-use software	(6,185)	(11,906)	(6,757)
Net cash used in acquisition of Barking Dog Ventures, Ltd.	(14,100)	—	—
Purchases of available-for-sale securities	(110,021)	(72,299)	(16,286)
Proceeds from sales of available-for-sale securities	—	22,356	29,002
Maturities of available-for-sale securities	89,473	97,933	23,450
Purchase of Series C preference shares of DogHero Ltd.	—	(5,000)	—
Proceeds from sale of DogHero investment	—	—	2,920
Repayment of note receivable	3,000	—	—
Net cash provided by (used in) investing activities	(38,992)	14,717	31,419
FINANCING ACTIVITIES
Proceeds from issuance of redeemable convertible preferred stock, net	123,655	—	—
Proceeds from exercise of common stock options	726	773	788
Proceeds from borrowing on credit facilities	—	—	64,563
Repayment of borrowings on credit facilities	—	—	(26,439)

Issuance costs related to debt financing	(207)	—	(281)
Net cash provided by financing activities	124,174	773	38,631
Effect of exchange rate changes on cash and cash equivalents	44	(70)	99
Net increase (decrease) in cash and cash equivalents	51,163	(9,301)	13,194
Cash and cash equivalents, beginning of year	25,792	76,955	67,654
Cash and cash equivalents, end of year	$76,955	$67,654	$80,848
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$7	$7	$282
Cash paid for interest	$83	$19	$2,073
NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of Series G redeemable convertible preferred stock and common stock for acquisition of Barking Dog Ventures, Ltd.	$14,311	$—	$—
Issuance of Series G redeemable convertible preferred stock and common stock to settle Barking Dog Ventures, Ltd. holdback	$—	$3,633	$62
Issuance of common stock warrants under credit facility and subordinated credit facility agreements	$50	$234	$657
The accompanying notes are an integral part of these consolidated financial statements.

A PLACE FOR ROVER, INC
Notes to Consolidated Financial Statements
1. Organization and Description of Business
A Place for Rover, Inc., (the “Company”) a Delaware corporation, was incorporated on June 16, 2011 and is headquartered in Seattle, Washington, with offices in Spokane, Washington and internationally in Barcelona, Spain. The Company provides an online marketplace and other related tools, support and services that pet parents and pet service providers can use to find, communicate with, and interact with each other.
In October 2018, the Company acquired all of the outstanding shares of Barking Dog Ventures, Ltd. (“DogBuddy”) to accelerate its presence and expand its growth in Europe.
On February 10, 2021, the Company entered into a Business Combination Agreement and Plan of Merger (the “Business Combination Agreement”) with Nebula Caravel Acquisition Corp. (“Caravel”) and Fetch Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Caravel. Pursuant to the terms of the Business Combination Agreement, Merger Sub was to merge with and into the Company (collectively with other transactions described in the Business Combination Agreement, the “Merger”).
On July 30, 2021 (the “Closing Date”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Caravel. At the Closing Date, Caravel was renamed “Rover Group, Inc.” The Company raised (1) $268.3 million of gross proceeds from the contribution of $128.3 million of net cash held in Caravel’s trust account from its initial public offering, in addition, as part of the Merger, (2) certain investors purchased an aggregate of 5,000,000 shares of Caravel Class A Common Stock at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”) and (3) $90.0 million from the sale of an aggregate of 9,000,000 shares of Class A common stock at $10.00 per share pursuant to the backstop subscription agreement with affiliates (and an assignee of such affiliates) of the sponsor of Caravel (the “Sponsor Backstop Subscription Agreement”).
Immediately before the Merger, all of the Company’s outstanding warrants were net exercised for shares of Company common stock. Upon the consummation of the Merger, all holders of Company common stock and preferred stock received shares of Caravel Class A Common Stock at a deemed value of $10.379 per share after giving effect to the applicable exchange ratio based on the completion of the following transactions contemplated by the Business Combination Agreement, as amended:
•the conversion of all outstanding shares of Company redeemable convertible preferred stock into shares of Company common stock at the then-effective conversion rate as calculated pursuant to Company’s certificate of incorporation;
•the cancellation of each issued and outstanding share of Company common stock (including shares of common stock resulting from the conversion of Company redeemable convertible preferred stock) and the conversion into a number of shares of Caravel Class A Common Stock equal to an exchange ratio of 1.0379 (‘the “Exchange Ratio” ; and
•the conversion of all outstanding vested and unvested Company stock options into options exercisable for shares of Caravel Class A Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which were adjusted using an exchange ratio of 1.2006.
The Merger is accounted for as a reverse recapitalization under U.S. GAAP. For accounting purposes, the financial statements of the Rover Group, Inc. will represent a continuation of the financial statements of the Company with the Merger treated as the equivalent of the Company issuing stock for the net assets of Caravel, accompanied by a recapitalization. Accordingly, for periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio. Issued and outstanding shares as disclosed herein have been adjusted reflecting the Exchange Ratio. Authorized shares of redeemable convertible preferred stock of 87,611,000 and Legacy Rover common stock of 144,250,000 shares authorized for issuance reflect the amounts legally authorized without giving effect to the applicable exchange ratio.
Impact of COVID-19
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus that causes the disease COVID-19 a global pandemic and recommended containment and mitigation measures worldwide, including travel restrictions and business slowdowns or shutdowns in affected areas. As a result, there has been a significant decline in demand for pet services. As a result of these developments, the Company experienced an unfavorable impact on its revenue, results of operations and cash flows in 2020 and to date in 2021.
The Company may face longer term impact from COVID-19 due to, among other factors, evolving federal, state and local restrictions and shelter-in-place orders, changes in consumer behavior and health concerns which may impact customer demand and availability of pet service providers.
The current events and economic conditions are significant in relation to the Company’s ability to fund its business operations. In response to the impact of COVID-19, the Company implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses and implementing a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred severance-related and legal costs, and modified the terms of stock options previously awarded to impacted employees.
Additionally, in March 2020, the Company borrowed $11.4 million and $15.0 million under the revolving loan and growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility (see Note 9—Debt). In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program (see Note 9—Debt).
Liquidity
The Company has incurred losses and negative cash flows from operations and had an accumulated deficit of $256.3 million as of December 31, 2020. The Company has primarily funded its operations with proceeds from the issuance of redeemable convertible preferred stock and other equity transactions, debt borrowings, and with customer payments. Management expects operating losses and negative cash flows from operations to continue in the foreseeable future as the Company continues to invest in expansion activities. Management believes that the Company’s current cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the issuance of these consolidated financial statements.
The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of its near and long-term future capital requirements that will depend on many factors including its growth rate. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than its currently expects. The Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected (see Note 18—Subsequent Events).
2. Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The consolidated financial statements and accompanying notes include the accounts of the Company and its wholly owned subsidiaries, after elimination of all intercompany balances and transactions. The Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions, include, but are not limited to, the capitalization and estimated useful life of the Company’s internal-use software development costs and the assumptions used in the valuation of common and preferred stock. These estimates and assumptions are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management’s estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.
Net Loss per Share Attributable to Common Stockholders
The Company calculates basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for participating securities. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to these securities.
Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share for each period presented since the effects of potentially dilutive securities are antidilutive given the Company’s net loss.
Segment Information
The Company has one operating segment and one reportable segment. As the Company’s chief operating decision maker, the Chief Executive Officer reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. Substantially all long-lived assets are located in the United States and substantially all revenue is attributed to fees from pet parents and pet service providers based in the United States.
Foreign Currencies
The functional currency for the Company’s foreign subsidiaries is either the U.S. dollar or the local currency depending on the assessment of management. An entity’s functional currency is determined by the currency of the economic environment in which the majority of cash is generated and expended by the entity. The financial statements of all majority-owned subsidiaries and related entities with functional currencies other than the U.S. dollar have been translated into U.S. dollars. All assets and liabilities of the respective entities are translated at year-end exchange rates and all revenue and expenses are translated at average rates during the respective period. Translation adjustments are reported as other comprehensive income (loss) in the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net loss for the period of exchange and are recorded in other income (expense), net in the consolidated statements of operations. The net effect of foreign currency gains and losses was not material for any of the periods presented.
Certain Significant Risks and Uncertainties
The Company is subject to certain risks and challenges associated with other companies at a similar stage of development, including risks associated with: dependence on key personnel; marketing; adaptation to changing market dynamics and customer preferences; and competition including from larger companies that may have greater name recognition, longer operating histories, more and better established customer relationships and greater resources than the Company.
The Company’s ability to provide a reliable platform largely depends on the efficient and consistent operation of its computer information systems and those of its third-party service providers. Any significant interruptions could harm the Company’s business and reputation and result in a loss of business. Further, there has been evidence that the Company has been the subject of cyber-attacks, and it is possible that it will be subject to similar attacks in the future. These attacks may be primarily aimed at interrupting the Company’s business, exposing it to financial losses, or exploiting information security vulnerabilities. To management’s knowledge, no prior attacks or breaches have, individually, or in the aggregate, resulted in any material liability to the Company, any material damage to its reputation, or any material disruption to the Company’s business. See Note 18—Subsequent Events for management’s evaluation of events that occurred subsequent to December 31, 2020 and through the issuance of these consolidated financial statements.
Cash and Cash Equivalents
The Company considers all highly liquid investments with stated maturities of three months or less from the date of purchase to be cash equivalents. As of December 31, 2019, and 2020, cash equivalents primarily consisted of money market fund investments.
Accounts Receivable
Accounts receivable primarily include funds collected by payment processors on the Company’s behalf from pet parents and pet service providers, net of an allowance for doubtful accounts. Bad debt expense and the allowance for doubtful accounts were not material for any of the periods presented.
Short-term Investments
The Company classifies its investments in debt securities as available-for-sale. Investment securities are stated at fair value with any unrealized gains or losses included as a component of accumulated other comprehensive income (loss) in stockholders’ deficit. Realized gains and losses and declines in the value of securities judged to be other-than-temporary are included in other income (expense), net in the consolidated statements of operations.
The Company regularly reviews investments for other-than-temporary impairment using both qualitative and quantitative criteria. When assessing short-term investments for other-than-temporary declines in value, the Company considers factors such as, among other things, the extent and length of time the investment’s fair value has been lower than its cost basis, the financial condition and near-term prospects of the investee, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value, and the expected cash flows from the security. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the consolidated statements of operations and consolidated statements of comprehensive loss. No such adjustments were necessary during the periods presented.
The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. Dividend and interest income, and any amortization of premiums and accretion of discounts to maturity are included in interest income, net in the consolidated statement of operations. The Company considers all available-for-sale debt securities, including those with maturity dates beyond 12 months, as available to support current operational liquidity needs, and therefore, classifies all securities that are not classified as cash and cash equivalents as current assets in the consolidated balance sheets. The interest earned on short-term investments is recorded in interest income in the consolidated statements of operations.
Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, investments and accounts receivable. The Company maintains cash balances that may exceed the insured limits set by the Federal Deposit Insurance Corporation. The Company reduces credit risk by placing cash balances with major financial institutions throughout the United States that management assesses to be of high-credit quality.
For the years ended December 31, 2018, 2019 and 2020, no individual pet service provider, pet parent, or affiliate represented 10% or more of the Company’s revenue. As of December 31, 2019 and 2020, accounts receivable was $2.5 million and $3.0 million, respectively, and was comprised primarily of amounts due from payment processors who collected payment from pet parents on behalf of the Company.
Comprehensive Loss
Certain gains and losses are recognized in comprehensive loss but excluded from net loss. Comprehensive loss includes net loss, unrealized gains and losses on available-for-sale debt securities and foreign currency translation adjustments.
Fair Value of Financial Instruments
Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).
Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
Level 2—	Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
Level 3—	Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the specific asset or liability. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented.
The carrying values of the Company’s cash equivalents, accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate fair value based on the highly liquid, short-term nature of these instruments. The carrying amount of the Company’s outstanding debt approximates the fair value as the debt bears a floating rate that approximates the market interest rate.
Property and Equipment, net
Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets. Depreciation provisions are based upon the following estimated useful lives:

Asset Category	Depreciation Period
Computers	3 years
Furniture and fixtures	5-7 years
Leasehold improvements	Shorter of estimated useful life of asset or remaining lease term

Upon retirement or sale, the cost of disposed assets, and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is reflected in other income (expense), net in the consolidated statements of operations.
Expenditures for maintenance and repairs are charged to expense as incurred, whereas additions and improvements that increase the value or extend the life of an asset are capitalized to property and equipment.
Leasehold improvements include enhancements made to the Company’s leased office spaces (primarily in Seattle, Washington).
Internal-Use Software
Costs incurred to develop the Company’s website and software for internal use are capitalized and amortized over its estimated useful life. Capitalization of costs to develop software begin when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. The Company also capitalizes costs related to upgrades and enhancements when it is probable the expenditures will result in significant additional functionality or will extend the useful life of existing functionality. Costs related to the design or maintenance of website development and internal-use software are expensed as incurred. The Company periodically reviews website development and internal-use software costs to determine whether the projects will be completed, placed in service, removed from service or replaced by other internally developed or third-party software. If the asset is not expected to provide any future use, the asset is retired, and any unamortized cost is expensed.
Internal-use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Management has determined that there has been no impairment of previously capitalized costs during 2018, 2019 and 2020. The Company capitalized $6.2 million, $11.9 million and $7.0 million of software development costs during the years ended December 31, 2018, 2019 and 2020, respectively. Stock-based compensation costs included in capitalized internal-use software development costs were not material for the years ended December 31, 2018, 2019 and 2020. The Company recorded amortization expense for capitalized internal use software of $2.5 million, $5.2 million and $7.2 million for the years ended December 31, 2018, 2019 and 2020, respectively, which is included in cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.
Capitalized website development and internal-use software costs are included in property and equipment, net in the consolidated balance sheets.
Business Combinations
The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. The Company allocates the purchase price of a business combination, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets acquired and liabilities assumed of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use judgment and estimates, including the selection of valuation methodologies, cost of capital estimates of future revenue and cash flows, discount rates, and selection of comparable companies, among others. The Company’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill.
When the Company issues stock-based or cash awards to an acquired company’s stockholders, the Company evaluates whether the awards are contingent consideration or compensation for post-combination services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholder beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-combination services and recognized as expense over the requisite service period.
Acquisition-related transaction costs are expensed in the period in which the costs are incurred and included in general and administrative expense in the Company consolidated statements of operations.
Goodwill
Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. Management has determined that the Company has a single reporting unit and performs its annual goodwill impairment test as of October 31, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.
Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, cost factors that have a negative effect on earnings and cash flows, an adverse action or assessment by a regulator, estimated per share fair value of common stock, unanticipated competition or a loss of key personnel.
The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, then it is required to perform a quantitative assessment for impairment.
The quantitative assessment involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the book value of the reporting unit exceeds the fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill allocated to that reporting unit.
The Company completed a qualitative analysis as of October 31, 2018 and 2019. The Company experienced significant disruption to its business in 2020 as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. The Company completed qualitative analyses as of March 31, 2020, June 30, 2020, September 30, 2020, and October 31, 2020. No impairment of goodwill was recognized during any of the periods presented.
Intangible Assets
Intangible assets are amortized over the estimated useful life of the assets. Amortization of intangible assets associated with or used in the services provided by the Company from which it generates revenue are classified within cost of revenue (exclusive of depreciation and amortization shown separately) in the Company’s statements of operations. Amortization of intangible assets not associated with or used in the services provided by the Company from which it generates revenue are classified within depreciation and amortization expense within the Company’s statements of operations. For the periods presented, amortization of the Company’s capitalized internal-use software costs related to its online platform has been included within costs of revenues. For the periods presented, amortization expense related to other intangible assets have been classified within depreciation and amortization within the Company’s statement of operations.
The Company reviews intangible assets for impairment under the long-lived asset model described below. No impairment of intangible assets was recorded during any of the periods presented.

The Company identified certain intangible assets, consisting of technology and tradenames, as defensive assets. These are assets that the Company acquired but does not intend to actively use. Rather, the Company intends to hold the assets to prevent others from obtaining access to the assets.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be fully recoverable. When such events occur, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the carrying value of the asset or asset group. If impairment exists, the assets are written down to its estimated fair value. There was no impairment of long-lived assets for any of the periods presented.
Revenue Recognition (Topic 606)
The Company operates an online marketplace that provides a platform for pet parents and pet service providers to communicate and arrange for pet services. The Company derives its revenue principally from pet parents’ and pet service providers’ use of the Company’s platform and related services that enable pet service providers to offer, book and fulfill pet services. Additionally, the Company earns revenue from fees paid by pet service providers for background checks in order to use the Company’s platform.
The Company enters into terms of service with pet service providers and pet parents who wish to use the Company’s platform. The terms of service define the pet service providers’ rights and responsibilities when using the Company’s platform as well as general payment terms. The Company charges a fixed percentage service fee for each arrangement of pet services between the pet parent and the pet service provider on the Company’s platform (a booking). The fixed percentage service fees are established at the time a pet parent or pet provider joined the platform and do not vary based on the volume of transactions. A booking defines the explicit fee from which the Company earns its fixed percentage service fee. The creation of a booking combined with the terms of service establish enforceable rights and obligations for the transaction. A contract exists between the pet service provider and the Company upon the creation of a booking and after the pet service providers’ cancellation period has lapsed. Pet parents are considered the Company’s customers to the extent that they pay a fixed percentage fee to the Company for the booking. Similarly, a contract exists between the pet parent and the Company upon the creation of a booking and after the pet service providers’ cancellation period has lapsed. Pet parents pay for services at the time of booking.
The Company considers the facilitation of the connection between pet service provider and pet parent to be the promise in the contracts. This is consistent with the terms of service, as well as the substance of what a pet service provider or pet parent is expecting from the use of the Company’s platform. While customers have access to the use of the platform, customer support, and other activities, these activities are not considered distinct from each other in the context of the overall arrangement, which is the facilitation of a connection between a pet service provider and a pet parent. As such, the Company has determined that its sole performance obligation is to facilitate a connection between pet service providers and pet parents through its platform. The Company’s performance obligation is satisfied at a point-in-time when the connection has been completed, which is when the pet service provider and pet parent have completed a booking, any related cancellation period has lapsed, and the related underlying pet services have begun. The Company derives revenue from pet service providers and pet parents primarily in the United States, as well as Canada and Europe. Revenue related to background checks is recorded upon completion of the related background check. From time to time, the Company issues credits or refunds to its pet parents or pet service providers as a result of customer satisfaction matters. Such amounts have historically been immaterial.
Judgment is required in determining whether the Company is the principal or agent in transactions with pet service providers and pet parents. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the service provided to the pet parent and is therefore the principal, or the Company arranges for other parties to provide the service to the pet parent and is therefore the agent. The Company has concluded it is the agent in transactions with pet service providers and pet parents because, among other factors, it is not responsible for the delivery of pet services provided by the pet service provider to the pet parent. Accordingly, the Company recognizes revenue on a net basis, representing the fee the Company expects to receive in exchange for providing the access to the Company’s platform to pet service providers and pet parents.
The Company has no significant financing components in its contracts with customers. The Company recognizes revenue net of any sales tax paid related to its revenue transactions.
Revenue Recognition (Prior to adoption of Topic 606)
The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) services provided by the Company have been rendered, (iii) the amount of fees to be paid by the Company’s customer is fixed or determinable, and (iv) the collection of fees is reasonably assured. Revenue related to marketplace services is recognized as the Company’s services are provided when the pet service provider and pet parent have completed a booking, any related cancellation period has lapsed, and the related underlying pet service have begun. Revenue related to background checks is recorded upon completion of the related background check. The Company evaluates whether it is appropriate to recognize revenue on a gross or net basis based upon its evaluation of whether it is the primary obligor in a transaction, has inventory risk and has latitude in establishing pricing and selecting suppliers, among other factors.
The Company primarily derives revenue from two sources: 1) percentage-based fees charged to pet service providers for services that were arranged on the marketplace, and 2) percentage-based fees charged to pet parents for services arranged on the marketplace. Revenue related to these fees is recognized ratably over the period pet services are provided, which matches the Company’s obligation to provide support to both pet parents and pet service providers over the service period.
Pet Parent Discounts
The Company offers discounts to pet parents to encourage use of the Company’s platform. Discounts are primarily in the form of coupon codes for prospective pet parents and are accounted for as reductions to revenue.
Deferred Revenue
Deferred revenue represents payment received from pet parents in advance of the related performance obligation being satisfied and revenue being recognized and could be subject to return to pet parents upon the cancellation of the booking prior to fulfilment of the Company’s performance obligation based on the applicable terms of service.
Pet Parent Deposits and Pet Service Provider Liabilities
The Company records payments received from pet parents, excluding the revenue portion due to the Company, in advance of the related services being provided as pet parent deposits. As the related performance obligations are satisfied, these amounts are reclassified from pet parent deposits to pet service provider liabilities in the consolidated balance sheets. The Company is subject to compliance with escheat laws applicable by jurisdiction where pet service providers do not claim the amounts owed to them for services rendered.
Cost of Revenue (Exclusive of Depreciation and Amortization Shown Separately)
Cost of revenue (exclusive of depreciation and amortization shown separately) includes fees paid to payment processors for credit card and other funding transactions, server hosting costs, internal-use software amortization, third-party costs for background checks for pet care providers, claim costs paid out under the Rover Guarantee (“Rover Guarantee”) and other direct and indirect costs arising as a result of bookings that take place on our platform.
Operations and Support
Operations and support expenses include payroll, employee benefits, stock-based compensation and other personnel-related costs associated with the Company’s operations and support team, and third-party costs related to outsourced support providers. This team assists with onboarding new pet care providers, quality reviews of pet care provider profiles, fraud monitoring and prevention across our marketplace, and community support provided via phone, email, and chat to our pet parents and pet care providers. This support includes assistance and responding to pet parents’ inquiries regarding the general use of our platform or how to make or modify a booking through our platform. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology expense to operations and support expense based on headcount.
Marketing
Marketing expenses include payroll, employee benefits, stock-based compensation expenses and other personnel-related costs associated with the Company’s marketing team. These expenses also include digital marketing, brand marketing, public relations, broadcast television, marketing partnerships and other promotions. Digital marketing primarily consists of targeted promotional campaigns through electronic channels, such as social media, search engine marketing, affiliate programs and display advertising, all of which are primarily focused on pet parent acquisition and brand marketing. Except for content creation, advertising expenses are expensed as incurred, and are included in marketing expenses on the consolidated statements of operations. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology expense to marketing expense based on headcount. Advertising expenses were $47.6 million, $37.9 million and $8.1 million during the years ended December 31, 2018, 2019 and 2020, respectively.
Product Development
Product development expenses include payroll, employee benefits, stock-based compensation expense and other headcount-related costs for employees in engineering, design and product management, as well as maintenance and support costs for technology infrastructure, primarily related to non-revenue generating systems. Product development costs, except qualifying costs related to the development of internal-use software, are expensed as incurred. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology costs to product development expense based on headcount.
General and Administrative
General and administrative expenses include payroll, employee benefits, stock-based compensation expense and other personnel-related costs for employees in corporate functions, such as management, accounting, and legal as well as insurance and other expenses used to run the business. The Company allocates a portion of overhead costs which includes lease expense, utilities and information technology costs to general and administrative expense based on headcount.
Depreciation and Amortization
Depreciation and amortization expenses include depreciation of our property and equipment, leasehold improvements and amortization of intangible assets. Amortization related to internal-use software is included in cost of revenue (exclusive of depreciation and amortization shown separately).
Restructuring Charges
Costs and liabilities associated with restructuring are recorded in the period management commits to a restructuring or cost reduction plan, or executes specific actions contemplated by the plan and all criteria for liability recognition have been met. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within accrued compensation and related expenses on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.
Interest Expense
Interest expense consists primarily of interest expense incurred under debt borrowings.

Loss Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fine, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably be estimated. Legal costs for loss contingencies are expensed as incurred.
Rent Expense and Leasehold Improvements
Rent expense for leases that provide for scheduled rent increases or free rent periods during the lease term are recognized on a straight-line basis over the term of the related leases. Certain leasehold improvements are funded by landlord incentives or allowances. Such incentives or allowances under operating leases are recorded as a component of other noncurrent liabilities and are amortized as a reduction of rent expense over the term of the related lease. The current portion of deferred rent is presented in accrued expenses and other current liabilities in the consolidated balance sheets. Rent expense and amortization of leasehold improvements are allocated to the different costs and expenses presented in the consolidated statements of operations.
Stock-Based Compensation
The Company grants stock option awards to certain employees and non-employee directors. The Company accounts for stock-based compensation expense by calculating the estimated fair value of each award at the grant date or modification date by applying the Black-Scholes option pricing model. The model utilizes the estimated per share fair value of the Company’s underlying common stock at the measurement date, the expected or contractual term of the option, the expected stock price volatility, risk-free interest rates, and the expected dividend yield of the common stock. Stock-based compensation expense is recognized on a straight-line basis over the period the employee or non-employee director is required to provide service in exchange for the award, which is generally the vesting period. The Company classifies stock-based compensation expense in its consolidated statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
The Company bases its estimate of expected volatility on the historical volatility of comparable companies from a representative peer group selected based on industry, financial, and market capitalization data. The Company recognizes forfeitures as they occur.
Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.
Income Taxes
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amount and tax basis of assets and liabilities and are measured using enacted tax rates in effect for the year in which the difference is expected to reverse. The effect of a change in tax rates or tax law on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is provided on deferred tax assets if, based upon the available evidence, it is determined to be more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Management regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.
The Company accounts for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more-likely-than-not to be sustained upon examination by the taxing authority, including resolution of any appeals or litigation, on the basis of the technical merits of the position. If the tax position meets the more-likely-than-not criteria, the portion of the tax benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority is recognized in the consolidated financial statements. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits as income tax expense. No interest or penalties were recognized for any of the periods presented.
Recently Adopted Accounting Pronouncements
The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as private companies, as indicated below.
In May 2014, the Financial Accounting Standards Board ("FASB"), issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 amends the guidance for revenue recognition to replace numerous industry-specific requirements and converges areas under the Revenue from Contracts with Customers topic with those of the International Financial Reporting Standards. The guidance implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. Entities were given the option of transitioning to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption (“modified retrospective”). The guidance is effective for the Company for the year beginning after December 15, 2018, with early adoption permitted. Since its issuance, the FASB has amended several aspects of the new guidance including provisions that clarify the implementation guidance on principal versus agent considerations in the new revenue recognition standard. The amendments clarify how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The Company adopted the new standard on a modified retrospective basis as of January 1, 2019 and there was a net impact of $0.6 million to the Company’s accumulated deficit on the date of adoption.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10). ASU 2016-01 requires equity investments (except those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) to be measured at fair value with any changes in fair value recognized in net income (loss). For equity investments that do not have readily determinable fair values and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements, to estimate fair value using the net asset value per share of the investment, the Company may choose to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The guidance in ASU 2016-01 is effective for the Company for the year beginning after December 15, 2018. The Company adopted this standard on January 1, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, under which entities are permitted to make an accounting policy election to either estimate forfeitures on share-based payment awards, as previously required, or to recognize forfeitures as they occur. The guidance in ASU 2016-09 is effective for the Company for the year beginning after December 15, 2017. The Company adopted this standard on January 1, 2018 and made an accounting policy election to account for forfeitures as they occur. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which was intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. The guidance in ASU 2016-15 is effective for the Company for the year beginning after December 15, 2018. The Company adopted this standard on a retrospective basis on January 1, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory, to improve the accounting for income tax consequences of intra-entity transfers of assets other than inventory and to eliminate diversity of practice and a source of complexity in financial reporting. The guidance in ASU 2016-16 is effective for the Company for the year beginning after December 15, 2018. The Company adopted ASU 2016-16 on a modified retrospective basis on January 1, 2019. There was no impact of this standard at the date of adoption. The application of this standard resulted in the recognition of $0.4 million in income tax expense in the consolidated statement of operations for intra-entity transfers occurring during the year ended December 31, 2019.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The guidance in ASU 2017-01 is effective for the Company for the year beginning after December 15, 2018, with early adoption permitted. The Company early adopted this standard on January 1, 2018. There was no impact of this standard at the date of adoption. The Company applied the new standard to its acquisition of DogBuddy in 2018 and accounted for the transaction as a business acquisition (see Note 3—Business Combinations).
In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718)—Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The amendments in this update will be applied prospectively to an award modified on or after the adoption date. The guidance in ASU 2017-09 is effective for the Company for the year beginning after December 15, 2017. The Company adopted this standard on January 1, 2018. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-based Payments. ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance in ASU 2018-07 is effective for the Company for the year beginning after December 15, 2019. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. The Company early adopted this standard on January 1, 2019. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the disclosure requirement for the amount and reasons for transfers between Level 1 and Level 2 fair value measurements as well as the process for Level 3 fair value measurements. In addition, the ASU adds the disclosure requirements for changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for the Company for the year beginning after December 15, 2019. The Company adopted this standard on January 1, 2020. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The standard requires lessees to recognize a right-of-use asset and lease liability on its consolidated balances sheet for all leases with a term longer than twelve months. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company early adopted ASU 2016-02 effective January 1, 2021 which resulted in the recognition of material right-of-use assets and lease liabilities.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. The guidance is effective for the Company for the year beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its consolidated financial statements and does not expect the adoption to have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangible – Goodwill and Other-Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for the Company for the year beginning after December 15, 2020. Early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2018-15 on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions to the general principles of Topic 740 and provides clarification and simplification of existing guidance. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2019-12 on its consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The guidance is effective for the Company for the year beginning after December 15, 2021. The Company is currently assessing the potential impact of adopting ASU 2020-01 on its consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of this update is to simplify the accounting for convertible preferred stock by removing the existing guidance in ASC 470-20, “Debt: Debt with Conversion and Other Options,”, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. This amendment also further revises the guidance in ASU 260, “Earnings per Share,” to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The guidance is effective for the Company for the year beginning after December 15, 2023. The Company is currently assessing the potential impact of adopting ASU 2020-06 on its consolidated financial statements.
3. Business Combinations
On October 31, 2018, the Company acquired all of the outstanding shares of DogBuddy in exchange for the issuance of 1.4 million shares of the Company’s common stock, 1.9 million shares of the Company’s Series G redeemable convertible preferred stock, which includes a holdback of 539,000 shares of Series G preferred stock, and cash payment of $19.4 million to the stockholders of DogBuddy. The aggregate estimated value of the consideration described above, on the date of the acquisition was $37.6 million. The estimated fair value of the Series G preferred stock issued for the DogBuddy acquisition was $10.0 million. The Company, as acquirer, retained a holdback of Series G preferred stock for up to a one-year period as partial security against certain indemnity obligations. The holdback has an estimated fair value of $3.9 million based on the recent transaction price of the Company’s Series G redeemable convertible preferred stock and was recorded to accrued expenses and other current liabilities in the consolidated balance sheets. In connection with the acquisition of DogBuddy, the Company also assumed outstanding options to purchase shares of DogBuddy’s capital stock, which were converted into options to purchase an additional 67,000 shares of the Company’s common stock.
In May 2017, the Company issued a note with a principal amount of $3.0 million to DogBuddy. Interest accrued on such note at a rate of 4% per year, with accrued interest payable upon maturity. In connection with the Company’s acquisition of DogBuddy on October 31, 2018, the principal amount and accrued interest was repaid in full.
In November 2019, the Company released and issued 0.5 million shares of Series G preferred stock to former stockholders of DogBuddy related to the holdback. The acquisition date estimated fair value of the holdback shares issued during 2019 was $3.6 million. At December 31, 2019, the remaining holdback liability of $0.3 million was recorded in accrued expenses and other current liabilities in the consolidated balance sheets. In February 2020, final settlement of the holdback was completed through the issuance of approximately 9,000 shares of Series G preferred stock. The remaining approximately 30,000 shares were never issued and retained by the Company to cover additional expenses.

The table below presents components of the purchase consideration, and the tangible and intangible assets acquired, and liabilities assumed, at fair value, in connection with the acquisition (in thousands):

Assets
Current assets
Cash and cash equivalents	$5,219
Accounts receivable	7
Prepaid expenses and other current assets	163
Total current assets	5,389
Property and equipment	67
Intangible assets	10,850
Goodwill	23,728
Other noncurrent assets	57
Total assets	40,091
Liabilities
Current liabilities
Accounts payable	28
Accrued expenses and other current liabilities	74
Deferred revenue	109
Pet parent deposits	681
Total current liabilities	892
Deferred tax liability	1,551
Total liabilities	2,443
Total consideration	$37,648
The table below summarizes the estimated useful lives of the acquired intangible assets and the methodologies employed in determining their related estimated fair values (in thousands):

	Fair Value	Estimated Useful Life (years)
Pet parent relationships	$6,600	8
Pet service provider relationships	2,000	3
Technologies	2,200	2
Non-competition agreements	50	1
Total intangible assets	$10,850
Goodwill recorded in connection with the acquisition is primarily attributed to the increased geographic coverage throughout Europe and synergies gained, such as advertising purchasing power and integrated pet service provider networks. None of the resulting goodwill is deductible for tax purposes.
The Company incurred $1.0 million in acquisition-related costs in the year ended December 31, 2018, which were included in general and administrative expenses in the consolidated statements of operations.
An intangible asset comprised of $2.2 million of technologies represents a defensive asset as it will not be used substantially beyond the post-acquisition transition period of seven months from the date of acquisition.
The Company recognized revenue of $0.3 million and net loss of $1.0 million from DogBuddy from the acquisition date to December 31, 2018 in the consolidated statements of operations for the year ended December 31, 2018.

During the year ended December 31, 2019, a measurement period adjustment was made to reduce goodwill from the DogBuddy acquisition by $1.7 million primarily due to an adjustment to the deferred tax asset for pre-acquisition losses that were originally estimated to be unrealizable (see Note 8—Goodwill and Intangible Assets). There was no impact to the consolidated statements of operation for this adjustment.
Unaudited Pro Forma Information
The following table summarizes certain supplemental pro forma financial information for the year ended December 31, 2018 as if the acquisition of DogBuddy had occurred as of January 1, 2018 (in thousands):

	Year Ended December 31, 2018
	As Reported	Pro Forma
Revenue	$71,411	$73,261
Net loss	(64,677)	(69,962)
Net loss attributable to common stockholders	$(65,168)	$(70,453)
The unaudited pro forma information for the year ended December 31, 2018 reflects: (1) the elimination of $1.5 million of transaction costs related to the DogBuddy acquisition recorded in 2018 and (2) the increase of $2.2 million in amortization expense based on the fair value adjustments to the intangible assets acquired from DogBuddy.
The unaudited pro forma results also include the accounting effects resulting from the acquisition of DogBuddy such as the reversal of costs related to special retention bonuses and other payments to employees and transaction costs directly related to the acquisition of DogBuddy. The unaudited pro forma financial information presented was prepared for comparative purposes only and does not purport to present what the actual results would have been had the acquisition of DogBuddy actually occurred on January 1, 2018, nor is the information intended to project results for any future period.
4. Revenue Recognition
Contract Balances
The Company’s contract liabilities consist of deferred revenue. The changes in the Company’s contract liabilities were as follows (in thousands):

Balance at December 31, 2018	$2,585
Revenue recognized	(92,063)
Bookings and other	91,966
Balance at December 31, 2019	2,488
Revenue recognized	(45,585)
Bookings and other	43,848
Balance at December 31, 2020	$751

5. Investments
Available-for-sale investments consist of fixed-income securities that are accounted for at fair value. Premiums and discounts paid on securities at the time of purchase are amortized over the period of maturity. The amortized cost and fair value of the available-for-sale investments and unrealized gains and losses were as follows (in thousands):

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities and commercial paper	$25,291	$64	—	$25,355
Asset-backed securities	660	—	—	660
Certificates of deposit	10,118	—	—	10,118
Total	$36,069	$64	—	$36,133
There were no available-for-sale investments at December 31, 2020. There were no other-than-temporary impairments recognized in accumulated other comprehensive income during all periods presented. Realized gains and losses on sales of available-for-sale securities were not material for all periods presented.
The contractual maturity of the available-for-sale investments were as follows (in thousands):

	December 31, 2019
	Less than 1 year	1 to 5 years	More than 5 years	Total
Corporate securities and commercial paper	$17,187	$8,168	$—	$25,355
Asset-backed securities	0	660	0	660
Certificates of deposit	8,120	1,998	0	10,118
Total	$25,307	$10,826	$—	$36,133
Other Investments
In March 2019, the Company purchased 3.4 million Series C Preference Shares of DogHero Ltd. (“DogHero”), an online marketplace for pet services in South America, for $5.0 million. The 3.4 million shares acquired represents 17% of DogHero’s fully diluted outstanding equity. In accordance with Accounting Standards Codification (“ASC”) 321, Investments – Equity Securities, the Company elected the measurement alternative to value this equity investment without a readily determinable fair value. The carrying amount of the investment is included in other noncurrent assets in the consolidated balance sheets. In accordance with ASC 321, for each reporting period, the Company completes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.
In connection with the purchase of Series C Preference Shares, the Company also entered into a call option to purchase the remaining equity of DogHero at a defined exercise price within a two-year period after the initial investment.
In July 2020, the Company received notification that a letter of intent to acquire DogHero had been submitted. The Company was provided the option of receiving cash consideration of $3.0 million or share consideration in the acquiring company. The Company determined that the letter of intent was an indicator of impairment and recorded an impairment loss of $2.0 million, reducing the carrying amount of the investment to $3.0 million. In November 2020, the Company sold its investment and call option in DogHero for $2.9 million. As such, the Company recorded an additional impairment loss of $0.1 million upon disposal of the investment and its related carrying value.

6. Fair Value
The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$15,088	$—	$—	$15,088
Investments:
Commercial paper	—	6,032	—	6,032
Corporate securities	—	19,323	—	19,323
Asset-backed securities	—	660	—	660
Certificate of deposits	—	10,118	—	10,118
Total	$15,088	$36,133	$—	$51,221

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$37,854	$—	$—	$37,854
Total	$37,854	$—	$—	$37,854
The following table provides a summary of changes in the estimated fair value of the Company’s Level 3 assets measured on a non-recurring basis (in thousands):

Balance at December 31, 2018	$—
Initial investment in DogHero	5,000
Balance at December 31, 2019	5,000
Impairment of DogHero investment	$(2,080)
Sale of DogHero investment	(2,920)
Balance at December 31, 2020	$—
7. Balance Sheet Components
Property and Equipment, net
The following table presents the detail of property and equipment, net as follows (in thousands):

	December 31,
	2019	2020
Computers	$1,534	$1,346
Furniture and fixtures	3,913	3,906
Leasehold improvements	13,136	13,660
Internal-use software	23,753	20,850
Total property and equipment	42,336	39,762
Less: Accumulated depreciation and amortization	(11,345)	(14,839)
Total property and equipment, net	$30,991	$24,923

Depreciation of property and equipment was $0.6 million, $0.6 million and $3.7 million for the years ended December 31, 2018, 2019 and 2020, respectively, and was recorded to depreciation and amortization in the consolidated statements of operations. Internal-use software amortization was $2.5 million, $5.2 million and $7.2 million for the years ended December 31, 2018, 2019 and 2020, respectively and was recorded to cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.
In December 2019, the Company moved into its new headquarters in Seattle, Washington. Through December 31, 2020, the Company added leasehold improvements of $12.1 million and furniture and fixtures of $2.7 million in connection with the new leased space.
In April 2020, the Company accelerated the amortization of $2.6 million in internal-use software related to the Rover Now service, which was discontinued and is recorded in cost of revenue (exclusive of depreciation and amortization shown separately) in the consolidated statements of operations.
Accrued Expenses and Other Current Liabilities
The following table presents the detail of accrued expenses and other current liabilities as follows (in thousands):

	December 31,
	2019	2020
Accrued merchant fees	$778	$172
Income and other tax liabilities	711	185
Accrued legal expenses and open claims	656	382
Lease incentive, current	453	491
Coupon liabilities	352	226
Accrued interest	—	259
Accrued professional services	213	872
Series G preferred stock holdback liability	320	—
Other current liabilities	1,180	160
Total accrued expenses and other current liabilities	$4,663	$2,747
8. Goodwill and Intangible Assets
Goodwill
The following table summarizes the changes in the carrying amount of goodwill (in thousands):

Balance at December 31, 2018	$34,811
Measurement period adjustment – DogBuddy (see Note 3—Business Combinations)	(1,652)
Balance at December 31, 2019	$33,159
There was no change in the carrying amount of goodwill during the year ended December 31, 2020.

Intangible Assets
The gross book value and accumulated amortization of intangible assets were as follows (in thousands):

	December 31, 2019
	Gross Book Value	Accumulated Amortization	Net Book Value
Pet parent relationships	$16,290	$(6,364)	$9,926
Technologies	10,100	(8,525)	1,575
Pet service provider relationships	2,000	(778)	1,222
Tradenames	950	(522)	428
Total	$29,340	$(16,189)	$13,151

	December 31, 2020
	Gross Book Value	Accumulated Amortization	Net Book
Pet parent relationships	$16,290	$(9,117)	$7,173
Pet service provider relationships	2,000	(1,444)	556
Tradenames	950	(712)	238
Total	$19,240	$(11,273)	$7,967
The weighted average amortization period remaining as of December 31, 2020 for each class of intangible assets were as follows (in years):

Pet parent relationships	4.3
Pet service provider relationships	0.8
Tradenames	1.3
Amortization expense related to acquired intangible assets for the years ended December 31, 2018, 2019 and 2020 was $6.6 million, $7.7 million and $5.2 million, respectively. The Company did not recognize any intangible asset impairment losses for any of the periods presented.
Based on amounts recorded at December 31, 2020 the Company estimates intangible asset amortization expense in each of the years ending December 31 as follows (in thousands):

2021	$3,499
2022	1,347
2023	814
2024	814
2025	814
Thereafter	679
Total	$7,967
9. Debt
In May 2018, the Company entered into a $30.0 million credit facility agreement with a lender consisting of a $15.0 million variable rate revolving line of credit and a $15.0 million variable rate growth capital advance, which originally matured in May 2020 and May 2022, respectively.
In August 2019, the Company amended the credit facility with the lender which extended the period in which the Company may make borrowings under the growth capital advance component and extended the maturity dates by one year to May 2021 for the revolving line of credit and to May 2023 for the variable rate growth capital advance. Concurrently, the Company entered into a subordinated credit facility agreement with a lender consisting of a $30.0 million variable rate term loan advance, which matures in August 2022.
In March 2020, the Company borrowed $11.4 million and $15.0 million under the variable rate revolving line of credit and variable rate growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility.
In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program.
Revolving Line of Credit
The Company renegotiated the credit facility during August 2020 to extend the maturity of the revolving line of credit to May 2022. Subject to the terms and conditions of the credit facility, the lender agreed to make revolving loans to the Company in an amount not to exceed $15.0 million during the term of the agreement. Interest accrues at the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year (4.50% at December 31, 2020), unless certain milestones are achieved then interest accrues at the greater of (1) 4.00% and (2) the Prime Rate. Interest is payable monthly. In connection with securing the revolving loan, the Company incurred $22,500 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as current and long-term assets in the consolidated balance sheets and are amortized into interest expense over the term of the revolving loan. The Company is required to pay an unused credit facility fee to the lender each quarter in an amount equal to 0.30% per year times the average unused portion of the revolving line. The Company borrowed and repaid $11.4 million on the revolving loan during the year ended December 31, 2020 and issued a $3.5 million letter of credit for the security deposit on its Seattle headquarters office space, which reduced the amount available under the revolving line of credit. The Company had $11.4 million available to borrow under the revolving line of credit at December 31, 2020.
Growth Capital Advance
The Company renegotiated the credit facility during August 2020 to amend the growth capital advance component, including extending the maturity to June 2024. Subject to the terms and conditions of the credit facility, the lender agreed to make advances to the Company in three tranches not to exceed $5.0 million under each tranche, up to the total amount of $15.0 million during the draw period, which was available until June 30, 2021. Advance requests must be in an amount equal to or greater than $1.0 million. After principal repayments, no growth capital advance may be reborrowed. The growth capital advances is interest only through June 2021 and is payable monthly. Beginning in July 2021 and continuing through the maturity date, principal and interest shall be payable in 36 consecutive equal monthly installments. Interest shall accrue at the greater of (1) 5.00% and (2) the Prime Rate plus a margin of 1.00% per year (5.00% at December 31, 2020), unless certain milestones are achieved then the margin is the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year. In connection with securing the growth capital advance, the Company incurred $25,000 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as current and long-term assets in the consolidated balance sheets and are amortized into interest expense over the term of the growth capital advance. During 2020, the Company had drawn on the $15.0 million growth capital advance and repaid the outstanding balance. At December 31, 2020, the Company had $15.0 million available to borrow.
For the year ended December 31, 2020, the Company recognized a loss of $353,000 related to the early repayment of the growth capital advance, which is recorded in other income (expense), net in the consolidated statements of operations and included in amortization of debt issuance costs in the consolidated statements of cash flows.
Subordinated Credit Facility
The subordinated credit facility is a term loan advance. Subject to the terms and conditions of the subordinated credit facility, the lender agreed to make advances to the Company to the amount of $30.0 million during the draw period, which was available until June 30, 2020. Advance requests must be in an amount equal to or greater than

$5.0 million. After principal repayments, no term loan advance may be reborrowed. The term loan advance is interest only on a monthly basis. Outstanding principal and accrued interest are due at the maturity date. Interest shall accrue at the Prime Rate plus a margin of 4.25% per year (7.50% at December 31, 2020). In connection with securing the term loan advance, the Company incurred $269,000 in costs related to originating the debt which were capitalized as debt issuance costs. The costs are recorded as a debt discount and are amortized to interest expense over the term of the term loan advance. At December 31, 2020, the Company has drawn the full $30.0 million term loan advance and no longer has the ability to make any future draws.
The Company has collateralized the credit facility and the subordinated credit facility with substantially all of its tangible and intangible assets. The credit facility includes several affirmative and negative covenants, as well as financial covenants. Financial covenants include minimum liquidity and minimum net revenue amounts and are applicable if the Company’s overall liquidity, as defined by the credit facility, is less than or equal to $75.0 million at the end of a reporting period. If the Company defaulted under the terms of the credit facility, it would not be permitted to draw additional funds on the revolving line of credit and the lenders could accelerate the Company’s obligation to pay all outstanding amounts. The Company is in compliance with all of its financial covenants as of December 31, 2020.
In conjunction with the credit facility and the subordinated credit facility, the Company issued warrants to the lenders to purchase the Company’s common stock (see Note 13—Common Stock).
Small Business Administration’s Paycheck Protection Program
In April 2020, the Company entered into the Paycheck Protection Program (“PPP”) Promissory Note and Agreement with a lender (the “PPP Loan”), pursuant to which it incurred $8.1 million aggregate principal amount of term borrowings. The PPP Loan was made under, and was subject to the terms and conditions of, the PPP which was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and is administered by the U.S. Small Business Administration. The term of the PPP Loan is two years with a maturity date of April 2022 and accrues interest at a rate of 1.00% per year. Interest is payable monthly. Payments of principal and interest on the PPP Loan are deferred until August 2021. The PPP Loan is eligible for forgiveness if the proceeds are used for qualified purposes within a specified period, however Rover expects to repay principal and accrued interest on the PPP Loan. At December 31, 2020, $8.1 million aggregate principal amount of borrowings was outstanding under the PPP loan.
Future minimum payments of principal on the Company’s outstanding debt borrowings were as follows for the years ending December 31 (in thousands):

Year Ending December 31	Amounts
2021	4,505
2022	33,619
2023	—
2024	—
2025	—
Total principal amount	38,124
Unamortized discount	(598)
Carrying value of debt	37,526
10. Commitments and Contingencies
Leases
The Company entered into noncancelable operating lease agreements primarily covering certain of its offices in Seattle and Spokane, Washington and Barcelona, Spain, with the lease periods expiring between 2019 and 2030.

In September 2018, the Company entered into a non-cancellable sublease agreement for a portion of one of its leased facilities that commenced on November 1, 2018. In February 2020, the Company amended the sublease to extend the term for an additional two years. Under the term of the amended sublease agreement, the Company will receive $1.4 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ends in October 2022. During the years ended December 31, 2018, 2019 and 2020, the Company recognized $0.1 million, $0.7 million and $0.7 million, respectively, of sublease income under this agreement.
In June 2019, the Company exited a leased property in Spokane, Washington. The Company entered into negotiation with the landlord to determine a termination fee during December 2019 after unsuccessfully being able to sublease the property. At the time of exit, the Company recognized a cease-use liability of $361,000. At December 31, 2019, a cease-use liability of $297,000 remained and is recorded in accrued expenses and other current liabilities in the consolidated balance sheets. The final termination fee was paid to the landlord in March 2020.
The minimum future lease obligations in each of the years ending December 31 are as follows (in thousands):

Year Ending December 31	Amounts
2021	$4,356
2022	4,303
2023	4,433
2024	4,563
2025	4,693
Thereafter	18,209
Total	$40,557
Facilities rent expense under these operating leases was $2.1 million, $4.0 million and $3.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. The Company is responsible for paying its proportionate share of the actual operating expenses and real estate taxes under these lease agreements.
Guarantees and Indemnification
In the ordinary course of business to facilitate sales of its services, the Company has entered into agreements with, among others, suppliers, and partners that include guarantees or indemnity provisions. The Company also enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts for any of the periods presented. The Company is unable to determine the maximum potential impact of these indemnifications on the consolidated financial statements and maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid.
Litigation and Other
From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, intellectual property claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that there was not a reasonable possibility that it had incurred a material loss during the periods presented related to such loss contingencies. Therefore, the Company has not recorded a reserve for any contingencies.

Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying consolidated balance sheets.
In addition, the Company may also find itself at greater risk to outside party claims or regulatory actions as it increases and continues its operations in jurisdictions where the laws with respect to the potential liability of online marketplaces or the employment classification of service providers who use online marketplaces are uncertain, unfavorable or unclear.
Additionally, from time to time, the Company may become subject to audit by taxing authorities or subject to other forms of inspection or audit. Due to the uncertainties inherent in the final outcome of such matters, the Company can give no assurance that it will prevail in such matters which could have an adverse effect on the Company’s business. As of December 31, 2019 and 2020, the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its consolidated financial statements.
11. Employee Benefit Plan
The Company has established a 401(k) tax-deferred savings plan covering all employees who satisfy certain eligibility requirements. The 401(k) plan allows each participant to defer a percentage of their eligible compensation subject to applicable annual limits pursuant to the limits established by the Internal Revenue Service (“IRS”). The Company may, at its discretion, make contributions in the form of matching contributions, subject to limitations imposed by the IRS. As of December 31, 2020, the Company has not made any matching contributions.
12. Redeemable Convertible Preferred Stock
The Company had outstanding redeemable convertible preferred stock as follows (in thousands, except per share amounts):

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Series A	8,710	9,040	$0.4478	$3,325	$4,048
Series B	14,104	14,639	0.6528	9,397	9,556
Series C	12,431	12,903	1.1238	14,596	14,500
Series D	7,677	7,968	2.0080	14,036	16,000
Series D-1	3,359	3,486	2.0080	6,981	7,000
Series E	11,021	11,439	3.4968	39,906	40,000
Series F	11,772	12,218	5.3200	64,833	65,000
Series G	18,537	19,112	7.2539	137,291	138,636
Total	87,611	90,805		$290,365	$294,740

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Series A	8,710	9,040	$0.4478	$3,325	$4,048
Series B	14,104	14,639	0.6528	9,397	9,556
Series C	12,431	12,903	1.1238	14,596	14,500
Series D	7,677	7,968	2.0080	14,036	16,000
Series D-1	3,359	3,486	2.0078	6,981	7,000
Series E	11,021	11,439	3.4969	39,906	40,000
Series F	11,772	12,218	5.3199	64,833	65,000
Series G	18,537	19,121	$7.2536	137,353	138,698
Total	87,611	90,814		$290,427	$294,802
Financing Rounds of Preferred Stock
In November 2019, 0.5 million shares or $3.6 million of the Series G preferred stock holdback, discussed in Note 3—Business Combinations, were released to former stockholders of DogBuddy. In February 2020, 9,000 shares or $0.1 million of the Series G preferred stock holdback were released to former stockholders of DogBuddy.
Preferred Stock Provisions
Dividends
In any calendar year, the holders of outstanding shares of redeemable convertible preferred stock (Series A, B, C, D, D-1, E, F and G) shall be entitled to receive dividends when, as and if declared by the board of directors, out of any assets legally available for distributions at the time, at the dividend rate specified for such shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on common stock of the Company in such calendar year. No distributions shall be made with respect to the common stock unless dividends on the preferred stock have been declared in accordance with the preferences and all declared dividends on the preferred stock have been paid or set aside for payment to the holders of preferred stock. The right to receive dividends on shares of preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of preferred stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of preferred stock shall be on a pro rata, pari passu basis in proportion to the dividend rates for each series of preferred stock. No additional dividends shall be declared on a series of preferred stock unless a pro rata per share amount is declared on each other series of preferred stock.
Liquidation Preference
The liquidation preference of the Company’s preferred stock is: Series A Liquidation Preference at $0.4478 per share; Series B Liquidation Preference at $0.6528 per share; Series C Liquidation Preference at $1.1238 per share; Series D Liquidation Preference at $2.0080 per share; Series D-1 Liquidation Preference at $2.0078 per share; Series E Liquidation preference at $3.4969 per share; Series F Liquidation at $5.3199 per share; and Series G Liquidation Preference at $7.2536 per share.
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership of such stock, (1) with respect to Series A preferred stock, an amount per share equal to the Series A Liquidation Preference plus any declared but unpaid dividends on such shares of Series A preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A preferred stock; (2) with respect to Series B preferred stock, an amount per share equal to the Series B Liquidation Preference plus any declared but unpaid dividends on such shares of Series B preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B preferred stock; (3) with respect to Series C preferred stock, an amount per share equal to the Series C Liquidation Preference plus any declared but unpaid dividends on such shares of Series C preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series C preferred stock; (4) with respect to Series D preferred stock, an amount per share equal to the Series D Liquidation Preference plus any declared but unpaid dividends on such share of Series D preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series D preferred stock; (5) with respect to Series D-1 preferred stock, an amount per share equal to the Series D-1 Liquidation Preference plus any declared but unpaid dividends on such shares of Series D-1 preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series D-1 preferred stock; (6) with respect to Series E preferred stock, an amount per share equal to the Series E Liquidation Preference plus any declared but unpaid dividends on such shares of Series E preferred stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series E preferred stock; (7) with respect to the Series F preferred stock, an amount per share equal to the Series F Liquidation Preference plus any declared but unpaid dividends on such shares of Series F preferred stock, or such lesser amount as may be approved by the holders of at least 56% of the then outstanding shares of Series F preferred stock; and (8) with respect to the Series G preferred stock, an amount per share equal to the Series G Liquidation Preference plus any declared but unpaid dividends on such shares of Series G preferred stock, or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Series G preferred stock. If upon the liquidation, dissolution or winding up of the Company, the assets of the Company’s legally available for distribution to the holders of the preferred stock are insufficient to permit the payment of the full amounts to such holders, then all of the assets of the Company’s legally available for distribution shall be distributed to the holders of preferred stock on pari passu basis in proportion to the preferential amount each such holder otherwise would have been entitled to receive in connection with the full payment of the preferential amounts.
The preferred stock agreements contain provisions that, in the event of a change in the control of the Company, give the holders of the series of redeemable convertible preferred stock the right to receive a cash distribution equal to the liquidation preference on the redeemable convertible preferred stock. Due to these redemption characteristics, which are not solely within the Company’s control, the redeemable convertible preferred stock has been presented within the mezzanine section on the consolidated balance sheets. The Company does not adjust the carrying values of the redeemable convertible preferred stock to its deemed liquidation values since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.
Conversion
Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of common stock determined by dividing the original issue price for the relevant series by the conversion price for such series. The current conversion ratio is on a 1:1 basis for Series A, Series B, Series C, Series D, Series D-1, Series E, Series F and Series G preferred stock.
The conversion ratio shall be subject to appropriate adjustments for stock splits, stock dividends, combinations, subdivisions, or recapitalization events. In addition, if the Company should issue preferred stock or common stock without consideration or for a consideration per share less than the conversion price for the redeemable convertible preferred stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.
As of December 31, 2019 and 2020, the applicable conversion price for each series of redeemable convertible preferred stock was the respective original issue price.
Automatic Conversion
Each share of preferred stock shall automatically be converted into fully-paid, nonassessable shares of common stock at the then effective conversion rate for such share: (1) immediately prior to the Effective Time of the first amended and restated certificate of incorporation filed by the Company with the Secretary of State of the State of

Delaware after such time that a registration statement filed by the Company under the Securities Act of 1933, as amended, with the Securities and Exchange Commission is declared effective in connection with a firm commitment underwritten initial public offering for securities traded on the New York Stock Exchange, the NYSE American, Nasdaq market or another internationally recognized exchange, provided that the aggregate gross proceeds to the Company are not less than $50.0 million; or (2) in the case of the Series A, Series B, Series C and Series D-1 preferred stock (together, the “Additional Preferred Stock”), upon the receipt by the Company of a written request for such conversion from the holders of at least 70% of the then outstanding Additional Preferred Stock voting together as a single class on an as-converted to Common Stock basis, or in the case of Series D Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of at a majority of the Series D preferred stock then outstanding, voting together as a separate class, or in the case of Series E preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least a majority of the Series E preferred stock then outstanding, voting together as a separate class, or in the case of Series F preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least 56% of the Series F preferred stock then outstanding, voting together as a separate class, or in the case of Series G preferred stock, upon the receipt by the Company of a written request for such conversion from the holders of at least two-thirds of the Series G preferred stock then outstanding, voting together as a separate class, in any case if later, the effective date for conversion specified in any such requests.
Voting
Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted.
Redemption
Except in the case of a liquidation event, the preferred stock is not redeemable, in whole or in part.
13. Common Stock
Common Stock
As of December 31, 2019 and 2020, the Company was authorized to issue 144.3 million shares of common stock with a $0.0001 per share par value. Each holder of a share of common stock is entitled to one vote for each share held at all meetings of stockholders and is entitled to receive dividends whenever funds are legally available and when declared by the board of directors subject to the preferential rights of holders of all classes of stock outstanding. The total common stock outstanding as of December 31, 2019 and 2020 was 29.6 million and 30.4 million shares, respectively.
The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows (in thousands):

	December 31
	2019	2020
Conversion of redeemable convertible preferred stock	90,805	90,814
Common stock warrants outstanding	790	1,118
Stock options issued and outstanding	24,911	24,700
Shares available for future option grants	4,094	5,199
Total	120,600	121,831
Common Stock Warrants
On March 29, 2017, in connection with the acquisition of DogVacay, Inc. (“DogVacay”), the Company issued warrants to investors to purchase up to 26,000 shares of common stock at an exercise price of $3.23 to $3.41 per share. The warrants were valued at the date of acquisition at $20,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $1.52, a risk-free interest rate of 2.38%, a contractual term of 10 years, a dividend rate of 0% and a volatility of 54.9% and were recorded within additional paid-in capital in stockholders’ deficit. At December 31, 2020, the warrants were outstanding and due to expire August 2026 and March 2027.
On May 23, 2018, in conjunction with the credit facility described in Note 9—Debt, the Company issued to the lender a warrant to purchase up to 26,940 shares of common stock at an exercise price of $3.11 per share. The warrant was valued at the date of issuance at $50,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.11, a risk-free interest rate of 2.99%, a contractual term of 10 years, a dividend rate of 0%, and a volatility of 45.0% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was recorded as deferred financing costs and was amortized to interest expense over the remaining term of the amended credit facility. At December 31, 2020, the warrant was outstanding and due to expire on May 23, 2028.
On August 9, 2018, in conjunction with a consulting agreement, the Company issued to a consultant a warrant to purchase up to 487,816 shares of common stock at an exercise price of $3.11 per share. The warrant was valued at the date of issuance at $642,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.11, a risk-free interest rate of 2.78%, a contractual term of 4.88 years, a dividend rate of 0% and a volatility of 45.0% and is recognized ratably within general and administrative expense over the service period of the related consulting agreement. At December 31, 2020, the warrant was outstanding and due to expire and no longer be exercisable on the earlier of: (1) June 1, 2023 and (2) the closing of a transaction that constitutes a qualified acquisition, reorganization, merger or consideration, a sale of substantially all the assets of the Company, or any liquidation event.
On August 5, 2019, in conjunction with the subordinated credit facility described in Note 9—Debt, the Company issued warrants to two lenders to purchase up to 50,984 shares of common stock each at an exercise price of $3.52 per share. The warrants were valued at the date of issuance at $207,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.52, a risk-free interest rate of 1.74%, a contractual term of 10 years, a dividend rate of 0%, and a volatility of 46.3% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was initially recorded as deferred financing costs and will be reclassified to debt discount once amounts are borrowed under the agreement. The deferred financing costs and debt discount will be amortized to interest expense over the remaining term of the subordinated credit facility. At December 31, 2020, the warrants were outstanding and due to expire on August 5, 2029.
On August 5, 2019, in conjunction with the extension of the maturity date of the credit facility described in Note 9—Debt, the Company issued to the lender a warrant to purchase up to 13,470 shares of common stock at an exercise price of $3.11 per share. The warrant was valued at the date of issuance at $27,000 using the Black-Scholes option pricing model using an estimated per share fair value of common stock of $3.52, a risk-free interest rate of 1.74%, a contractual term of 8.75 years, a dividend rate of 0%, and a volatility of 46.3% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was initially recorded as deferred financing costs and the portion related to the term debt will be reclassified to debt discount once amounts are borrowed under the agreement. The deferred financing costs and debt discount will be amortized to interest expense over the remaining term of the credit facility. At December 31, 2020 the warrant was outstanding and due to expire on May 23, 2028.
On March 20, 2020, in conjunction with the borrowing of $30.0 million under the subordinated credit facility described in Note 9—Debt, the Company issued warrants to two lenders to purchase up to 94,686 shares of common stock each at an exercise price of $3.52 per share. The warrants were valued on the date of issuance at $189,000 using the Black-Scholes option pricing model using an estimated per share fair value of $3.53, a risk-free interest rate of 0.90%, a contractual term of 9.4 years, a dividend rate of 0%, and a volatility of 49.0% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of the common stock warrants was recorded as debt discount and will be amortized to interest expense over the remaining term of the subordinated credit facility. At December 31, 2020, the warrants were outstanding and due to expire on August 5, 2029.

On March 20, 2020, in conjunction with the borrowing of $15.0 million under the credit facility growth capital advance component described in Note 9—Debt, the Company issued to the lender a warrant to purchase 139,192 shares of common stock at an exercise price of $3.11 per share. The warrants were valued on the date of issuance at $276,000 using the Black-Scholes option pricing model using an estimated per share fair value of $3.53, a risk-free interest rate of 0.86%, a contractual term of 8.2 years, a dividend rate of 0%, and a volatility of 49.0% and were recorded within additional paid-in capital in stockholders’ deficit. The fair value of common stock warrants was recorded as a debt discount and will be amortized to interest expense over the remaining term of the credit facility. At December 31, 2020 the warrants were outstanding and due to expire on May 23, 2028.
14. Stock-Based Compensation
2011 Equity Incentive Plan
On August 23, 2011, the Company adopted the 2011 Equity Incentive Plan (the “2011 Plan’’), which provides for the issuance of incentive and nonqualified stock options, restricted stock and other stock-based awards to employees, nonemployees, and directors of the Company. The Company reserved 29.0 million shares of common stock for issuance under the 2011 Plan. The board of directors administers the 2011 Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards vest and the other terms and conditions of the awards. Options generally vest over four years and are subject to the employee’s continued employment with us. Options granted to consultants or other nonemployees generally vest over the expected service period to the Company. The options expire 10 years from the date of grant. The Company issues new shares to satisfy stock option exercises. Through December 31, 2020, only stock options had been issued under the 2011 Plan.
Stock Options
A summary of stock option activity is as follows (in thousands, except per share amounts and years):

	Options Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balances as of December 31, 2018	2,190	20,578	$1.27	7.4
Options authorized	7,203	—
Options granted	(6,897)	6,897	2.77
Options exercised	—	(966)	0.82
Options cancelled and forfeited	1,598	(1,598)	2.09
Balances as of December 31, 2019	4,094	24,911	$1.65	7.1	$34,776
Options authorized	1,801	—
Options granted(1)	(11,258)	11,258	2.08
Options exercised	—	(907)	0.85
Options cancelled and forfeited(1)	10,562	(10,562)	2.67
Balances as of December 31, 2020	5,199	24,700	$1.45	6.4	$83,570
Options vested and exercisable –December 31, 2020		17,262	$1.20	5.5	$62,719
________________
(1)Includes options that were canceled and re-granted as part of the option repricing modification, as further discussed below.
The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was $1.29, $1.51 and $0.59, respectively.
The aggregate intrinsic value of stock options exercised during the years ended December 31, 2018, 2019 and 2020 was $3.4 million, $2.1 million and $2.4 million, respectively.

The fair value of options vested during the years ended December 31, 2018, 2019 and 2020 was $2.2 million, $4.1 million and $5.0 million, respectively.
As there is no public market for the Company’s common stock, the board of directors, with the assistance of a third-party valuation specialist, determined the fair value of the Company’s common stock at the time of the grant of share options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common stock, among other factors. The fair value of the underlying common stock was determined by the board of directors. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.
The following table presents the range of assumptions used to estimate the fair value of options granted during the periods presented:

Year Ended December 31
	2018	2019	2020
Risk-free interest rate	2.34% - 3.08%	1.38% - 2.60%	0.24% - 1.43%
Expected term (years)	3.09 - 6.97	4.51 - 6.75	3.99 - 6.80
Volatility	44.5% - 50.6%	44.5% - 46.3%	49.0% - 54.8%
Dividend yield	—%	—%	—%
Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time the options are granted for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.
Expected Term—The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the option granted, and the contractual period of the option granted. The Company has a limited history of granting options, accordingly, the expected life was calculated using the simplified method.
Volatility—As the Company is not publicly traded, the expected volatility for the Company’s stock options was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected term of the awards.
Dividend Yield—The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.
Stock-Based Compensation
The following table summarizes stock-based compensation expense recorded in each component of costs and expenses in the Company’s consolidated statements of operations for the presented periods (in thousands):

	Year Ended December 31
	2018	2019	2020
Operations and support	$206	$277	$299
Marketing	181	301	397
Product development	2,391	1,486	1,873
General and administrative	3,904	2,003	2,972
Total stock-based compensation expense	$6,682	$4,067	$5,541
In 2018, stock-based compensation expense of $2.7 million and $1.5 million was recorded to general and administrative expense and product development expense, respectively, relating to a secondary market offering. Investors acquired 1.3 million shares of the Company’s common stock at a premium of $3.42 per share over the estimated fair value of the common stock at the time of the offering. Of the 1.3 million shares offered, 1.2 million shares were purchased from employees and 144,000 shares were purchased from non-employees. The premium attributable to the shares purchased from non-employees of $491,000 was recorded as a deemed dividend.
No income tax benefit related to stock-based compensation was recorded during the years ended December 31, 2018, 2019 and 2020 as the Company maintained a full valuation allowance against its net deferred tax assets within the United States.
As of December 31, 2020, total unrecognized compensation cost related to unvested stock options was $8.7 million, which was expected to be recognized over a weighted average remaining service period of 2.5 years. As of December 31, 2020, the Company had 5.2 million shares available for grant under the 2011 Plan. To the extent any of the stock options to purchase 553,000 shares of the Company’s common stock issuable pursuant to the assumed DogVacay stock option plan expire unexercised, a corresponding number of shares shall be automatically added to the 2011 Plan and shall be available for future grant pursuant to the terms thereof. To the extent any of the stock options to purchase 65,000 shares of the Company’s common stock issuable pursuant to the assumed DogBuddy stock option plan expire unexercised, a corresponding number of shares shall be automatically added to the 2011 Plan and shall be available for future grant pursuant to the terms thereof.
Stock Option Modification
During the year ended December 31, 2020, the Company experienced significant disruption to its business as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. In response to the impact of COVID-19, the Company implemented a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company amended the terms of stock options previously awarded to impacted employees. For employees who were terminated as part of the restructuring, the Company allowed pro-rata vesting of pre-cliff awards up to the termination date that would have otherwise been forfeited upon termination and extended the exercise period of vested stock options from 90 days to three years from the termination date. For employees who remained employed after the restructuring, the stock options were modified based on the fair value of the Company’s common stock as determined by the board of directors.
As part of the restructuring, the Company modified 3,102,000 options held by terminated employees. The Company reversed the previously recognized expense for pre-cliff awards, recorded the incremental expense based on the modification-date fair value of awards that became vested under the pro-rata acceleration, and recorded any excess between the fair value of the vested awards immediately prior to and after the modification. The Company immediately recognized net incremental expense of $0.3 million related to these options.
In July 2020, the Company modified 6,800,000 options held by then-current employees. The Company repriced options held by current employees with an exercise price greater than $1.99 per share. As part of the repricing, the original options were canceled and new options were granted with an exercise of $1.99 per share and a remaining contractual term of ten years. The new options were subject to the same service-based vesting schedule as the original options. The repricing was recorded as a stock option modification whereby the incremental fair value of each option was determined at the date of the modification and $0.4 million was immediately recognized related to vested options. During the year ended December 31, 2020, the Company recognized total stock-based compensation expense of $0.6 million related to these repriced options. As of December 31, 2020, there was remaining incremental fair value of $0.6 million which will be recognized over the remaining requisite service period.

15. Income Taxes
The following table presents the components of loss before income taxes (in thousands):

	Year Ended December 31,
	2018	2019	2020
U.S.	(63,467)	(48,650)	(56,758)
Foreign	(1,479)	(3,532)	(821)
Total	(64,946)	(52,182)	(57,579)
The following table presents the components of the (provision for) benefit from income taxes (in thousands):

	Year Ended December 31,
	2018	2019	2020
Current tax expense:
U.S. Federal	$—	$—	$—
State	—	(29)	(5)
Foreign	(9)	(91)	(204)
Total current	(9)	(120)	(209)
Deferred tax expense:
U.S. Federal	—	—	—
State	—	—	—
Foreign	278	588	303
Total deferred tax benefit	278	588	303
Total income tax benefit	$269	$468	$94
The following table presents a reconciliation of the statutory federal rate to the Company’s effective tax rate:

	Year Ended December 31,
	2018	2019	2020
Federal income taxes at statutory rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	1.8	1.7	1.6
Tax credits	1.3	1.6	0.2
Equity compensation	(1.1)	(1.0)	(0.9)
Change in valuation allowance	(21.3)	(20.6)	(20.9)
Other, net	(1.3)	(1.8)	(0.8)
Effective income tax rate	0.4%	0.9%	0.2%

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforward	$46,810	$55,649
Tax credit carryforward	2,199	2,298
Reserves and accruals	1,030	909
Stock based compensation	498	1,011
Property, plant and equipment	—	214
Other	21	898
Total deferred tax assets	50,558	60,979
Less: Deferred tax assets valuation allowance	(45,180)	(57,225)
Total deferred tax assets, net of valuation allowance	5,378	3,754
Deferred tax liabilities:
Capitalized internal-use software costs	(3,223)	(2,477)
Intangibles	(1,076)	(42)
Property, plant and equipment	(153)	—
Total deferred tax liabilities	(4,452)	(2,519)
Net deferred tax assets	$926	$1,235
The following table presents a rollforward of the valuation allowance (in thousands):

	Year Ended December 31,
	2018	2019	2020
Balance at beginning of period	$20,620	$34,435	$45,180
Increase in valuation allowance	13,815	10,745	12,045
Balance at end of period	$34,435	$45,180	$57,225
As of December 31, 2020, the Company had federal net operating loss carryforwards of $234.8 million, state net operating loss carryforwards of $80.5 million and foreign net operating loss carryforwards of $6.4 million which may be available to reduce future taxable income. The gross federal net operating loss (“NOL”) carryforwards generated during and after 2018 totaling $134.2 million are carried forward indefinitely, while all others, if not utilized, will expire beginning in 2031. The gross state NOL carryforwards will expire beginning in 2025. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. The Company has recorded a full valuation allowance against its net U.S. deferred tax assets as of December 31, 2019 and 2020 because, based on the weight of available evidence, it is more-likely-than-not (a likelihood of more than 50%) that some or all of the deferred tax assets will not be realized.
The Company is open to examination by the U.S. federal tax jurisdiction for the years ended December 31, 2017 through 2020. The Company is also open to examination for 2011 and forward with respect to U.S. federal net operating loss carryforwards generated and carried forward from those years. There are currently no federal or state income tax audits in process.
The NOLs are subject to review and possible adjustment by the IRS and state tax authorities. NOL carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change.

Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such changes have occurred that could limit the Company’s ability to use the net operating losses and tax credit carryforwards. In the event the Company experienced an ownership change, or should experience an ownership change in the future, the amount of net operating loss and tax credit carryforwards available in any taxable year could be limited and may expire unutilized.
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2018	2019	2020
Beginning of period	$218	$383	$550
Current year tax position increases	165	167	24
End of period	$383	$550	$574
The gross unrecognized tax benefits as of December 31, 2018, 2019 and 2020, if recognized, would not affect the effective tax rate as these unrecognized tax benefits would increase deferred tax assets that would be subject to a full valuation allowance. No material changes in the gross unrecognized tax benefits are expected over the next twelve months.
16. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended December 31,
	2018	2019	2020
Numerator:
Net loss	$(64,677)	$(51,714)	$(57,485)
Deemed dividend to preferred stockholders	(491)	—	—
Net loss attributable to common stockholders	$(65,168)	$(51,714)	$(57,485)
Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	27,150	29,138	29,896
Net loss per share attributable to common stockholders, basic and diluted	$(2.40)	$(1.77)	$(1.92)
The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive (in thousands):

	Year Ended December 31,
	2018	2019	2020
Redeemable convertible preferred stock	90,305	90,805	90,814
Outstanding stock options	20,578	24,911	24,700
Outstanding common stock warrants	674	790	1,118
Total	111,557	116,506	116,632
17. Restructuring
During the year ended December 31, 2020, the Company experienced significant disruption to its business in 2020 as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. In response to the impact of COVID-19, the Company implemented a restructuring plan in

April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred severance-related and legal costs of $3.8 million, as well modified the terms of stock options previously awarded to impacted employees (see Note 14—Stock-Based Compensation). As of December 31, 2020, there was no remaining liability for restructuring-related costs.
The following table summarizes restructuring charges recorded in each component of costs and expenses in the Company’s consolidated statements of operations (in thousands):

December 31, 2020
Operations and support	$796
Marketing	593
Product development	1,743
General and administrative	631
Total restructuring charges	$3,763
18. Subsequent Events
The Company has evaluated subsequent events through March 29, 2021, the date the financial statements were available to be issued and has determined that the following subsequent events require disclosure in the consolidated financial statements.
In February 2021, the Company entered into a Business Combination Agreement and Plan of Merger (as it may be amended or restated from time to time, the “Business Combination Agreement”) with Nebula Caravel Acquisition Corp. (“Caravel”) and Fetch Merger Sub, Inc. (“Sub”), a wholly owned subsidiary of Caravel. Pursuant to the terms of the Business Combination Agreement, Merger Sub will merge with and into Rover, with Rover continuing as the surviving entity (the “Merger”). Concurrently with the execution and delivery of the Business Combination Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements (the “PIPE Subscription Agreements”) with Caravel pursuant to which the PIPE Investors have committed to purchase 5,000,000 shares (the “PIPE Shares”) of Caravel Class A Common Stock (the “Caravel Class A Common Stock”) at a purchase price per share of $10.00 and an aggregate purchase price of $50,000,000 (the “PIPE Investment”). The purchase of the PIPE Shares is conditioned upon, among other conditions, and will be consummated concurrently with, the closing of the Merger (the “Closing”).
In March 2021, the Company renegotiated the overall liquidity covenant on its credit facility with the lender to $65.0 million.
Events subsequent to Original Issuance of Consolidated Financial Statements (unaudited)
At closing of the Merger, legacy stockholders of the Company were entitled to receive up to 19,734,183 shares (“Rover Earnout Shares”) of Class A common stock subject to the occurrence of certain triggering events and the Sponsor subjected 2,461,627 shares (“Sponsor Earnout Shares”) to vesting and potential forfeiture (and related transfer restrictions) based on a seven year post-Closing earnout. Certain of the triggering events occurred on September 29, 2021 resulting in the vesting of 1,969,302 Sponsor Earnout Shares on September 29, 2021, and the vesting of 17,540,964 Rover Earnout Shares on September 29, 2021 which were subsequently issued on October 6, 2021.

ROVER GROUP, INC.
Condensed Consolidated Balance Sheets
(in thousands, except per share data)
(unaudited)

	December 31, 2020	September 30, 2021
Assets
Current assets
Cash and cash equivalents	$80,848	$290,327
Accounts receivable, net	2,992	7,924
Prepaid expenses and other current assets	3,629	7,327
Total current assets	87,469	305,578
Property and equipment, net	24,923	21,952
Operating lease right-of-use assets	—	22,080
Intangible assets, net	7,967	5,260
Goodwill	33,159	33,159
Deferred tax asset, net	1,235	1,511
Other noncurrent assets	134	307
Total assets	$154,887	$389,847
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,301	$3,480
Accrued compensation and related expenses	3,269	4,820
Accrued expenses and other current liabilities	2,747	2,829
Deferred revenue	751	6,003
Pet parent deposits	7,931	24,337
Pet service provider liabilities	6,140	9,743
Debt, current portion	4,128	—
Operating lease liabilities, current portion	—	2,726
Total current liabilities	26,267	53,938
Deferred rent, net of current portion	2,248	—
Debt, net of current portion	33,398	—
Operating lease liabilities, net of current portion	—	25,933
Earnout liabilities	—	266,390
Derivative warrant liabilities	—	34,294
Other noncurrent liabilities	4,659	795
Total liabilities	66,572	381,350
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, $0.00001 par value, 87, 611 shares and 0 shares authorized as of December 31, 2020 and September 30, 2021, respectively; 90,814 shares and no shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively; aggregate liquidation preference of $294,802 as of December 31, 2020	290,427	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value, no shares and 10,000 shares authorized as of December 31, 2020 and September 30, 2021, respectively; no shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively	—	—
Common stock, $0.0001 par value, 144,250 and 990,000 shares authorized as of December 31, 2020 and September 30, 2021, respectively; 30,398 and 157,593 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively	3	16
Additional paid-in capital	53,909	362,471
Accumulated other comprehensive income	253	220
Accumulated deficit	(256,277)	(354,210)
Total stockholders’ equity (deficit)	(202,112)	8,497
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$154,887	$389,847
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROVER GROUP, INC.
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Revenue	$13,260	$35,153	$35,632	$71,831
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	4,322	8,036	15,949	18,494
Operations and support	2,460	4,199	9,997	9,916
Marketing	2,403	6,403	13,899	13,532
Product development	4,355	5,033	18,093	14,586
General and administrative	4,958	8,899	15,761	21,266
Depreciation and amortization	2,105	1,873	6,967	5,572
Total costs and expenses	20,603	34,443	80,666	83,366
Income (loss) from operations	(7,343)	710	(45,034)	(11,535)
Other income (expense), net:
Interest income	22	19	483	28
Interest expense	(1,185)	(1,534)	(2,443)	(2,933)
Loss from impairment of DogHero investment	(2,000)	—	(2,000)	—
Change in fair value of earnout liabilities	—	(71,318)	—	(71,318)
Change in fair value of derivative warrant liabilities	—	(12,261)	—	(12,261)
Other income (expense), net	77	(116)	(111)	(194)
Total other income (expense), net	(3,086)	(85,210)	(4,071)	(86,678)
Loss before income taxes	(10,429)	(84,500)	(49,105)	(98,213)
Benefit from (provision for) income taxes	70	(36)	122	280
Net loss	$(10,359)	$(84,536)	$(48,983)	$(97,933)
Net loss per share attributable to common stockholders, basic and diluted	$(0.35)	$(0.73)	$(1.64)	$(1.64)
Weighted-average shares used in computing net loss per share, basic and diluted	30,008	116,597	29,834	59,825
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROVER GROUP, INC.
Condensed Consolidated Statements of Comprehensive Loss
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Net loss	$(10,359)	$(84,536)	$(48,983)	$(97,933)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	113	(62)	(27)	(33)
Unrealized loss on available-for-sale securities	(104)	—	(64)	—
Other comprehensive income (loss)	9	(62)	(91)	(33)
Comprehensive loss	$(10,350)	$(84,598)	$(49,074)	$(97,966)
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROVER GROUP, INC.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(in thousands)
(unaudited)

	Redeemable Convertible Preferred Stock (1)		Common Stock(1)		Additional Paid-In Capital1)	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	90,805	290,365	29,614	3	46,923	169	(198,792)	(151,697)
Issuance of Series G redeemable convertible preferred stock to settle Barking Dog Ventures, Ltd. holdback	9	62	—	—	—	—	—	—
Issuance of common stock from exercises of stock options	—	—	128	—	134	—	—	134
Stock-based compensation	—	—	—	—	1,585	—	—	1,585
Issuance of common stock warrants	—	—	—	—	657	—	—	657
Foreign currency translation adjustments	—	—	—	—	—	141	—	141
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(115)	—	(115)
Net loss	—	—	—	—	—	—	(20,545)	(20,545)
Balance as of Balance as of March 31, 2020	90,814	290,427	29,742	3	49,299	195	(219,337)	(169,840)
Issuance of common stock from exercises of stock options	—	—	86	—	117	—	—	117
Stock-based compensation	—	—	—	—	894	—	—	894
Foreign currency translation adjustments	—	—	—	—	—	(281)	—	(281)
Unrealized gain on available-for-sale debt securities	—	—	—	—	—	155	—	155
Net loss	—	—	—	—	—	—	(18,079)	(18,079)
Balance as of Balance as of June 30, 2020	90,814	290,427	29,828	3	50,310	69	(237,416)	(187,034)
Issuance of common stock from exercises of stock options	—	—	187	—	190	—	—	190
Stock-based compensation	—	—	—	—	1,789	—	—	1,789
Foreign currency translation adjustments	—	—	—	—	—	113	—	113
Unrealized loss on available-for-sale debt securities	—	—	—	—	—	(104)	—	(104)
Net loss	—	—	—	—	—	—	(10,359)	(10,359)
Balance as of September 30, 2020	90,814	$290,427	30,015	$3	$52,289	$78	$(247,775)	$(195,405)
_______________
(1)The shares of the Company's common and redeemable convertible preferred stock, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio of approximately 1.0379 established in the Merger described in Note 1.
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROVER GROUP, INC.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(in thousands)
(unaudited)

	Redeemable Convertible Preferred Stock(1)		Common Stock(1)		Additional Paid-In Capital(1)	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	90,814	290,427	30,398	3	53,909	253	(256,277)	(202,112)
Issuance of common stock from exercises of stock options	—	—	470	—	666	—	—	666
Stock-based compensation	—	—	—	—	1,001	—	—	1,001
Foreign currency translation adjustments	—	—	—	—	—	21	—	21
Net loss	—	—	—	—	—	—	(10,591)	(10,591)
Balance as of Balance as of March 31, 2021	90,814	290,427	30,868	3	55,576	274	(266,868)	(211,015)
Issuance of common stock from exercises of stock options	—	—	392	—	816	—	—	816
Issuance of common stock from net exercises of warrants	—	—	331	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,147	—	—	1,147
Foreign currency translation adjustments	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	(2,806)	(2,806)
Balance as of Balance as of June 30, 2021	90,814	290,427	31,591	3	57,539	282	(269,674)	(211,850)
Conversion of redeemable convertible preferred stock to common stock in connection with reverse recapitalization	(90,814)	(290,427)	90,814	9	290,418	—	—	290,427
Reverse recapitalization transaction, net of costs and acquired liabilities	—	—	32,721	4	213,455	—	—	213,459
Earnout liability recognized upon the closing of the reverse recapitalization	—	—	—	—	(228,082)	—	—	(228,082)
Reclassification of Sponsor earnout liability upon settlement	—	—	—	—	33,010	—	—	33,010
Issuance of common stock from exercises of stock options	—	—	2,019	—	1,856	—	—	1,856
Issuance of common stock from net exercises of warrants	—	—	448	—	—	—	—	—
Taxes paid on net share settlement	—	—	—		(6,719)	—	—	(6,719)
Stock-based compensation	—	—	—	—	994	—	—	994
Foreign currency translation adjustments	—	—	—	—	—	(62)	—	(62)
Net loss	—	—	—	—	—	—	(84,536)	(84,536)
Balance as of September 30, 2021	—	$—	157,593	$16	$362,471	$220	$(354,210)	$8,497
_______________
(1)The shares of the Company's common and redeemable convertible preferred stock, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio of approximately 1.0379 established in the Merger described in Note 1.
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROVER GROUP, INC.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2020	2021
OPERATING ACTIVITIES
Net loss	$(48,983)	$(97,933)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock-based compensation	4,268	3,142
Depreciation and amortization	15,099	10,815
Non-cash operating lease costs	—	1,490
Change in fair value of earnout liabilities	—	71,318
Change in fair value of derivative warrant liabilities	—	12,261
Net accretion of investment discounts	11	—
Amortization of debt issuance costs	721	695
Deferred income taxes	(314)	(309)
Loss on disposal of property and equipment	81	17
Impairment of DogHero investment	2,000	—
Changes in operating assets and liabilities:
Accounts receivable	590	(4,925)
Prepaid expenses and other current assets	588	(3,923)
Other noncurrent assets	—	(33)
Accounts payable	(3,919)	2,174
Accrued expenses and other current liabilities	(4,758)	2,069
Deferred revenue and pet parent deposits	(807)	21,658
Pet service provider liabilities	(13,962)	3,603
Operating lease liabilities	(5,297)	(1,637)
Other noncurrent liabilities	1,989	124
Net cash provided by (used in) operating activities	(52,693)	20,606
INVESTING ACTIVITIES
Purchases of property and equipment	(734)	(564)
Capitalization of internal-use software	(5,214)	(4,602)
Proceeds from disposal of property and equipment	—	19
Purchases of available-for-sale securities	(16,286)	—
Proceeds from sales of available-for-sale securities	28,002	—
Maturities of available-for-sale securities	21,450	—
Net cash (used in) provided by investing activities	27,218	(5,147)
FINANCING ACTIVITIES
Proceeds from exercise of common stock options	441	3,339
Taxes paid related to net share settlement of equity awards	—	(6,719)
Proceeds from reverse recapitalization and related financing	—	268,282

Payment of deferred transaction costs related to reverse recapitalization	—	(32,743)
Proceeds from borrowing on credit facilities	64,282	—
Repayment of borrowings on credit facilities	(26,439)	(38,124)
Net cash provided by financing activities	38,284	194,035
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(11)	(15)
Net increase in cash, cash equivalents, and restricted cash	12,798	209,479
Cash, cash equivalents, and restricted cash beginning of period	67,654	80,848
Cash, cash equivalents, and restricted cash end of period	$80,452	$290,327
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$278	$7
Cash paid for interest	1,504	2,511
NON-CASH INVESTING AND FINANCING ACTIVITIES
Purchase of property and equipment in accounts payable and accrued liabilities	$18	$—
Right-of-use asset obtained in exchange for lease liabilities	—	766
Conversion of redeemable convertible preferred stock to common stock	—	290,427
Earnout liability recognized upon the closing of the reverse recapitalization	—	228,082
Derivative warrant liabilities recognized upon the closing of the reverse recapitalization	—	22,032
Reclassification of earnout liability to additional paid-in capital upon settlement	—	33,010
Issuance of common stock warrants under credit facility and subordinated credit facility agreements	657	—
Issuance of Series G redeemable convertible preferred stock to settle Barking Dog Ventures, Ltd. Holdback	62	—
Reconciliation of Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$80,418	$290,327
Restricted cash included in prepaid expenses and other current assets	34	—
Total cash, cash equivalents and restricted cash	$80,452	$290,327
The accompanying notes are an integral part of these condensed consolidated financial statements.

ROVER GROUP, INC.
Notes to Condensed Consolidated Financial Statements
(unaudited)
1. Organization and Description of Business
Rover Group, Inc. (formerly known as Nebula Caravel Acquisition Corp.) and its wholly owned subsidiaries (collectively “Rover” or the “Company”) is headquartered in Seattle, Washington, with offices in Spokane, Washington and internationally in Barcelona, Spain. The Company provides an online marketplace and other related tools, support and services that pet parents and pet service providers can use to find, communicate with, and interact with each other.
On July 30, 2021 (the “Closing Date” or “Closing”), Nebula Caravel Acquisition Corp. (“Caravel”) consummated the previously announced merger pursuant to a Business Combination Agreement and Plan of Merger, dated February 10, 2021 (the “Business Combination Agreement”), by and between Caravel, Fetch Merger Sub, Inc., a wholly owned subsidiary of Caravel (“Merger Sub”), and A Place for Rover, Inc. (hereinafter referred to as “Legacy Rover”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy Rover, with Legacy Rover continuing as the surviving entity and as a wholly owned subsidiary of Caravel (together with the other transactions described in the Business Combination Agreement, the “Merger”). On the Closing Date, Caravel changed its name from Nebula Caravel Acquisition Corp. to “Rover Group, Inc.” See Note 3—Reverse Recapitalization for additional information.
Impact of COVID-19
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus that causes the disease COVID-19 a global pandemic and recommended containment and mitigation measures worldwide, including travel restrictions and business slowdowns or shutdowns in affected areas. As a result, there was a significant decline in demand for pet services. As a result of these developments, the Company experienced an unfavorable impact on its revenue, results of operations and cash flows in 2020 and in some of the periods to date in 2021.
The COVID-19 pandemic event and economic conditions were significant in relation to the Company’s ability to fund its business operations. In response to the impact of COVID-19, the Company implemented a number of measures to minimize cash outlays, including reducing discretionary marketing and other expenses and implemented a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred severance-related and legal costs, and modified the terms of stock options previously awarded to impacted employees.
The ongoing COVID-19 pandemic continues to impact communities globally, including in the markets we serve in the United States, Canada and Europe. The restrictive measures have not only negatively impacted consumer and business spending habits, but they have also adversely impacted, and may further impact, our workforce and operations. Although certain of these measures have now eased in some geographic regions, overall measures to contain the COVID-19 outbreak may remain in place for a significant period of time as many geographic regions are experiencing a resurgence of COVID-19 infections, as well as new variants of the virus, such as the Delta variant. The duration and severity of this pandemic, including new variants, are unknown, and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.
Liquidity
On July 30, 2021, the Company completed the Merger and received net proceeds of $235.6 million, net of transaction costs of $32.7 million. See Note 3—Reverse Recapitalization for additional information.
The Company has incurred losses from operations and had an accumulated deficit of $354.2 million as of September 30, 2021. The Company has primarily funded its operations with proceeds from the issuance of redeemable convertible preferred stock, common stock and other equity transactions, proceeds from the Merger, debt borrowings, and with customer payments. As the Company continues to invest in expansion activities, management expects operating losses could continue in the foreseeable future. Management believes that the Company’s current cash and cash equivalents will be sufficient to fund its operations for at least the next 12 months from the issuance of these condensed consolidated financial statements.
The Company’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company’s actual results could vary as a result of its near and long-term future capital requirements that will depend on many factors including its growth rate. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than its currently expects. The Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, its business, operating results, and financial condition would be adversely affected.
2. Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation
The condensed consolidated financial statements and accompanying notes include the accounts of the Company and its wholly owned subsidiaries, after elimination of all intercompany balances and transactions. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2020 included in the prospectus filed by the Company with the SEC on September 23, 2021 (the “Prospectus”). The information as of December 31, 2020 included in the condensed consolidated balance sheets was derived from those audited financial statements.
For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio with the exception of authorized shares and shares reserved for issuance.
The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial information. The condensed consolidated results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheet and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions, include, but are not limited to, the capitalization and estimated useful life of the Company’s internal-use software development costs, the assumptions used in the valuation of common stock and the fair value of preferred stock prior to the reverse recapitalization, earnout liabilities and derivative warrant liabilities. These estimates and assumptions are based on information available as of the date of the condensed consolidated financial statements; therefore, actual results could differ from management’s estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.
Segment Information
The Company has one operating segment and one reportable segment. As the Company’s chief operating decision maker, the chief executive officer reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. Substantially all long-lived assets are located in the United States and substantially all revenue is attributed to fees from pet parents and pet service providers based in the United States.
Foreign Currencies
Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net loss for the period of exchange and are recorded in other income (expense), net in the condensed consolidated statements of operations. The net effect of foreign currency gains and losses was not material during the three and nine months ended September 30, 2021 and 2020.
Certain Significant Risks and Uncertainties
The Company is subject to certain risks and challenges associated with other companies at a similar stage of development, including risks associated with: dependence on key personnel; marketing; adaptation to changing market dynamics and customer preferences; and competition including from larger companies that may have greater name recognition, longer operating histories, more and better established customer relationships and greater resources than the Company.
The Company’s ability to provide a reliable platform largely depends on the efficient and consistent operation of its computer information systems and those of its third-party service providers. Any significant interruptions could harm the Company’s business and reputation and result in a loss of business. Further, there has been evidence that the Company has been the subject of cyber-attacks, and it is possible that it will be subject to similar attacks in the future. These attacks may be primarily aimed at interrupting the Company’s business, exposing it to financial losses, or exploiting information security vulnerabilities. To management’s knowledge, no prior attacks or breaches have, individually, or in the aggregate, resulted in any material liability to the Company, any material damage to its reputation, or any material disruption to the Company’s business.
Other than policies noted below, there have been no significant changes to the significant accounting policies disclosed in Note 2 – Summary of Significant Accounting Policies of the audited consolidated financial statements as of and for the year ended December 31, 2020 included in the Prospectus filed by the Company with the SEC on September 23, 2021.
Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, investments and accounts receivable. The Company maintains cash balances that may exceed the insured limits set by the Federal Deposit Insurance Corporation. The Company reduces credit risk by placing cash balances with major U.S. financial institutions that management assesses to be of high-credit quality.
For the three and nine months ended September 30, 2021 and 2020, no individual pet service provider, pet parent, or affiliate represented 10% or more of the Company’s revenue. As of September 30, 2021 and December 31, 2020, accounts receivable was $7.9 million and $3.0 million, respectively, and was comprised primarily of amounts due from payment processors who collected payment from pet parents on behalf of the Company.

Internal-Use Software
The Company capitalized $4.6 million and $5.2 million of software development costs during the nine months ended September 30, 2021 and 2020, respectively. Stock-based compensation costs included in capitalized internal-use software development costs were not material for the three and nine months ended September 30, 2021 and 2020. The Company recorded amortization expense for capitalized internal use software of $1.7 million and $5.2 million for the three and nine months ended September 30, 2021, respectively, and $1.8 million and $5.6 million for the three and nine and September 30, 2020, respectively, which is included in cost of revenue (exclusive of depreciation and amortization shown separately) in the condensed consolidated statements of operations.
Capitalized website development and internal-use software costs are included in property and equipment, net in the condensed consolidated balance sheets.
Leases (since January 1, 2021)
The Company determines if an arrangement is or contains a lease at contract inception by assessing whether the arrangement contains an identified asset and whether the lessee has the right to control such asset. Lessees are required to classify leases as either finance or operating leases and to record a right-of-use (“ROU”) asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The Company determines the initial classification and measurement of its ROU assets and lease liabilities at the lease commencement date and thereafter if modified. The Company does not have material finance leases.
For leases with a term greater than 12 months, the Company records the related ROU asset and lease liability at the present value of lease payments over the term. The term of the Company’s leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to extend or terminate the lease that the Company is reasonably certain to exercise. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.
The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term. The Company has also elected to not separate lease and non-lease components for office equipment leases and, as a result, accounts for lease and non-lease components as one component.
The Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company determines its incremental borrowing rate based on the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.
Lease payments may be fixed or variable; however, only fixed payments are included in the Company’s lease liability calculation. Lease costs for the Company’s operating leases are recognized on a straight-line basis within operating expenses over the lease term. The Company’s lease agreements may contain non-lease components such as common area maintenance, operating expenses or other costs, which are expensed as incurred.
Earnout Liabilities
Rover Earnout Shares
At Closing, Legacy Rover stockholders were entitled to receive up to 19,734,183 shares (“Rover Earnout Shares”) of Class A common stock subject to the occurrence of certain triggering events based on a seven year post-Closing earnout, with (1) 8,770,748 shares earned if the stock price of the Company is or exceeds $12.00 for 20 out of any 30 trading days (“Triggering Event I”), (2) 8,770,748 shares earned if the stock price of the Company is or exceeds $14.00 for 20 out of any 30 trading days (“Triggering Event II”), and (3) 2,192,687 shares earned if the stock price of the Company is or exceeds $16.00 for 20 out of any 30 trading days (“Triggering Event III”) (collectively, the “Triggering Events”). If there is a change of control transaction, then all remaining Triggering Events that have not previously occurred will be deemed to have occurred and a total of 19,734,183 shares will be issued to Legacy Rover equity holders to participate in the change of control transaction.
Sponsor Earnout Shares
At Closing, the Sponsor subjected 2,461,627 shares (“Sponsor Earnout Shares”) to vesting and potential forfeiture (and related transfer restrictions) based on a seven year post-Closing earnout, with (1) 984,651 shares being released upon Triggering Event I, (2) 984,651 shares being released upon Triggering Event II, and (3) 492,325 shares being released upon Triggering Event III, in each case, subject to early release for a sale, change of control or going private transaction or delisting after the Closing. If there is a change of control transaction, then immediately prior to the consummation of the change of control transaction the following will occur: (1) any Triggering Events that have not previously occurred will be deemed to have occurred and (2) all unvested Sponsor Earnout Shares will vest and be eligible to participate in the change of control transaction.
The Rover Earnout Shares and the Sponsor Earnout Shares (collectively “Earnout Shares”) are not indexed to the common stock of the Company and, therefore, are accounted for as liability classified instruments in accordance with ASC 815-40, as the events that determine the number of Earnout Shares required to be released or issued, as the case may be, include events that are not solely indexed to the fair value of common stock of Rover. The Earnout Shares were measured at Closing, and subsequently will be measured at each reporting date until settled, or they meet the criteria for equity classification. Changes in the fair value will be recorded as a component of other income (expense), net in the condensed consolidated statements of operations. The aggregate fair value of the Earnout Shares on the Closing Date was estimated using a Monte Carlo simulation model and was determined to be $228.1 million. As of September 30, 2021, the Sponsor Earnout Shares were reclassified to equity. See Note 5—Fair Value for further information. Rover Earnout Shares that vested upon the occurrence of Triggering Event I and Triggering Event II on September 29, 2021 will be recorded at fair value until issued on October 6, 2021, at which time the then current fair value will be reclassified to additional paid in capital.
Derivative Warrant Liabilities
At Closing, the Company assumed 2,574,164 private placement warrants (“Private Warrants”) and 5,500,000 public warrants (“Public Warrants” and collectively “Warrants”). Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustments. The Warrants are exercisable at any time commencing on the later of (1) 30 days after the completion of the Merger on July 30, 2021 and (2) 12 months from the date of the closing of Caravel’s initial public offering on December 11, 2020 and terminating five years after completion of the Merger.
The Private Warrants and the shares of Class A common stock issuable upon the exercise of the Private Warrants are transferable, assignable or salable after the completion of the Merger, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrant. See Note 11—Stock Warrants for further information.
Upon consummation of the Merger, the Company evaluated the Warrants and concluded that they do not meet the criteria to be classified within stockholders’ equity. The agreement governing the Warrants includes a provision that could result in a different settlement value for the Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the Company’s ordinary shares, the Private Warrants are not considered to be “indexed to the Company’s own stock.” In addition, the provision provides that in the event of a tender or exchange offer accepted by holders of more than 50% of the outstanding shares of the Company’s ordinary shares, all holders of the Warrants (both the Public Warrants and the Private Warrants) would be entitled to receive cash for all of their Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company’s control), all Warrant holders would be entitled to cash, while only certain of the holders of the Company’s ordinary shares may be entitled to cash. These provisions preclude the Company from classifying the Warrants in stockholders’ equity. Since the Warrants meet the definition of a derivative, the Company recorded the Warrants as liabilities on the condensed consolidated balance sheet at fair value upon the Closing, with subsequent changes in the fair value recognized in the condensed consolidated statements of operations at each reporting date. The fair value of the Public Warrants will be estimated at each measurement date using a Monte Carlo simulation valuation model based on multiple inputs, including the implied volatility of the Public Warrants, among others.
On the consummation of the Merger, the Company recorded a liability related to the Warrants of $22.0 million, with an offsetting entry to additional paid-in capital. See Note 5—Fair Value for further information.
Marketing
Advertising expenses were $4.7 million and $8.8 million during the three and nine months ended September 30, 2021, respectively, and $0.8 million and $7.2 million during the three and nine months ended September 30, 2020, respectively.
Restructuring Charges
Costs and liabilities associated with restructuring are recorded in the period management commits to a restructuring or cost reduction plan, or executes specific actions contemplated by the plan and all criteria for liability recognition have been met. One-time employee termination costs are recognized at the time of communication to employees, unless future service is required, in which case the costs are recognized ratably over the future service period. Ongoing employee termination benefits are recognized as a liability when it is probable that a liability exists and the amount is reasonably estimable. Restructuring charges are recognized as an operating expense within the consolidated statements of operations and related liabilities are recorded within accrued compensation and related expenses on the consolidated balance sheets. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently available information.
Recently Adopted Accounting Pronouncements
The Company is provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including early adoption when permissible. With the exception of standards the Company elected to early adopt, when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as private companies, as indicated below.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The standard requires lessees to recognize a ROU asset and lease liability on its consolidated balance sheet for all leases with a term longer than twelve months. This update also requires lessees and lessors to disclose key information about their leasing transactions. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company early adopted this standard on January 1, 2021 using the transition method that provides for a cumulative-effect adjustment to retained earnings upon adoption. There was no impact on the Company’s accumulated deficit as of January 1, 2021 as a result of the adoption of this standard. The condensed consolidated financial statements for the three and nine months ended September 30, 2021 are presented under the new standard, while the comparative period presented is not adjusted and continues to be reported in accordance with the Company’s historical accounting policy. The adoption of the new lease standard resulted in the recognition of operating lease ROU assets of $22.8 million and operating lease liabilities of $29.6 million as of January 1, 2021. In connection with the adoption of this standard, deferred rent, net of current portion of $2.2 million and lease incentives of $4.6 million, which were previously recorded in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheet as of December 31, 2020, were derecognized.
The new standard also provided practical expedients for an entity’s ongoing accounting as well as transition. The Company has elected the: (1) short-term lease recognition exemption for all leases that qualify, whereby the Company will not recognize ROU assets or lease liabilities for existing short-term leases of those assets in transition; (2) practical expedient to not separate lease and non-lease components for office equipment leases; and (3) transition package of three expedients, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification, and initial direct costs.
In August 2018, the FASB issued ASU 2018-15, Intangible – Goodwill and Other-Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for the Company for the year beginning after December 15, 2020. The Company adopted this standard on January 1, 2021 using the prospective transition method. The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. This ASU simplifies accounting for income taxes by removing the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or gain for other items, the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and the exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This ASU also includes other requirements related to franchise tax, goodwill as part of a business combination, consolidations, changes in tax laws, and affordable housing projects. The guidance is effective for the Company for the year beginning after December 15, 2021. Early adoption is permitted. The Company early adopted this standard on January 1, 2021. The adoption of the new standard did not have a material impact on the Company’s condensed consolidated financial statements.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities from an incurred loss methodology to an expected loss methodology. For assets held at amortized cost basis, the guidance eliminates the probable initial recognition threshold and instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses are recorded through an allowance for credit losses, rather than a write-down, limited to the amount by which fair value is below amortized cost. Additional disclosures about significant estimates and credit quality are also required. The guidance is effective for the Company for the year beginning after December 15, 2022. The Company is currently assessing the potential impact of adopting ASU 2016-13 on its condensed consolidated financial statements.
In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. The guidance is effective for the Company for the year beginning after December 15, 2021. The Company is currently assessing the potential impact of adopting ASU 2020-01 on its condensed consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The guidance is effective for the Company for the year beginning after December 15, 2023. The Company is currently assessing the potential impact of adopting ASU 2020-06 on its condensed consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The guidance is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company will apply the amendments of this ASU prospectively to any modifications or exchanges of freestanding equity-classified warrants occurring on or after the effective date. The Company is currently assessing the potential impact of adopting ASU 2021-04 on its condensed consolidated financial statements.
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU was issued to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: (1) recognition of an acquired contract liability; and (2) payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in this ASU require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination, whereas current GAAP requires that the acquirer measures such assets and liabilities at fair value on the acquisition date. The guidance is effective for the Company for the year beginning after December 15, 2023, with early adoption permitted. The Company will apply the guidance in ASU 2021-08 on a prospective basis for business combinations occurring during the fiscal year in which the Company adopts the amendments.
3. Reverse Recapitalization
In connection with the Merger, the Company raised $268.3 million of gross proceeds from (1) the contribution of $128.3 million of net cash held in Caravel’s trust account from its initial public offering, (2) $50.0 million from the sale of 5,000,000 shares of Class A common stock at $10.00 per share in a transaction exempt from the registration requirement of the Securities Act of 1933, and (3) $90.0 million from the sale of an aggregate of 9,000,000 shares of Class A common stock at $10.00 per share pursuant to the backstop subscription agreement with affiliates (and an assignee of such affiliates) of the sponsor of Caravel (the “Sponsor Backstop Subscription Agreement”).
Immediately before the Merger, all of Legacy Rover’s outstanding warrants were net exercised for shares of Legacy Rover common stock. Upon the consummation of the Merger, all holders of Legacy Rover common stock and preferred stock received shares of our Class A Common Stock at a deemed value of $10.379 per share after giving effect to the applicable exchange ratio based on the completion of the following transactions contemplated by the Business Combination Agreement:
•the conversion of all outstanding shares of Legacy Rover redeemable convertible preferred stock into shares of Legacy Rover common stock at the then-effective conversion rate as calculated pursuant to Legacy Rover’s certificate of incorporation;
•the cancellation of each issued and outstanding share of Legacy Rover common stock (including shares of common stock resulting from the conversion of Legacy Rover redeemable convertible preferred stock) and the conversion into a number of shares of our Class A Common Stock equal to an exchange ratio of 1.0379 (“Exchange Ratio”); and
•the conversion of all outstanding vested and unvested Legacy Rover stock options into options exercisable for shares of our Class A Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which were adjusted using the exchange ratio of 1.2006.
No cash consideration was paid out to Legacy Rover stockholders as there was insufficient cash after Caravel common stockholders exercised their right to redeem shares for cash.

In connection with the Merger, the Company incurred $32.7 million of transaction costs. These costs consisted of underwriting, legal, and other professional fees, of which $14.5 million was recorded to additional paid-in capital and the remaining $18.2 million related to liabilities assumed from Caravel that were settled immediately after Closing.
The number of shares of Class A common stock issued immediately following the consummation of the Merger at July 30, 2021 was:

Number of Shares
Common stock of Caravel outstanding prior to the Merger	27,500,000
Less redemption of Caravel shares	(14,677,808)
Caravel Sponsor Earnout Shares outstanding prior to the Merger	6,875,000
Less forfeiture of Caravel Sponsor Earnout Shares(1)	(975,873)
Common stock of Caravel (1)	18,721,319
Shares issued in PIPE financing	5,000,000
Shares issued in Sponsor Backstop Subscription Agreement	8,000,000
Shares issued in Assignment Agreement	1,000,000
Merger and PIPE financing shares	32,721,319
Legacy Rover shares (2)	124,477,819
Total	157,199,138
__________________
(1)Upon the Merger closing, 3,437,500 Sponsor Earnout Shares vested, 975,873 were forfeited and 2,461,627 Sponsor Earnout Shares remained outstanding and unvested. At Closing, the remaining 2,461,627 Sponsor Earnout Shares were subject to vesting conditions based upon the occurrence of certain triggering events. At the close of trading on September 29, 2021, pursuant to the Business Combination Agreement and the achievement of Trigger Events I and II, 1,969,300 Founder Shares vested.
(2)The number of Legacy Rover shares was determined from the 32,434,987 shares of Legacy Rover common stock and 87,496,938 shares of Legacy Rover redeemable convertible preferred stock outstanding, which were converted to an equal number of shares of Legacy Rover common stock upon the closing of the Merger, and then converted at the Exchange Ratio of 1.0379 to Class A common stock of the Company. All fractional shares were rounded down to the nearest whole share.
The Merger was accounted for as a reverse recapitalization under GAAP because Legacy Rover has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, Caravel was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company will represent a continuation of the financial statements of Legacy Rover with the Merger treated as the equivalent of Legacy Rover issuing stock for the net assets of Caravel, accompanied by a recapitalization. The net assets of Caravel are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of Legacy Rover.
Legacy Rover was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•Legacy Rover stockholders comprising a relative majority of the voting power of Rover;
•Legacy Rover will have the ability to nominate a majority of the members of the board of directors of Rover;
•Legacy Rover’s operations prior to the acquisition comprising the only ongoing operations of Rover;
•Legacy Rover’s senior management comprising a majority of the senior management of Rover; and
•Rover substantially assuming the Legacy Rover name.

4. Revenue Recognition
Contract Balances
The Company’s contract liabilities consist of deferred revenue. The changes in the Company’s contract liabilities were as follows (in thousands):

Balance at December 31, 2020	$751
Bookings and other	73,900
Revenue recognized	(68,648)
Balance at September 30, 2021	$6,003

Balance at June 30, 2021	$8,167
Bookings and other	32,067
Revenue recognized	(34,231)
Balance at September 30, 2021	$6,003
Substantially all deferred revenue as of June 30, 2021 and December 31, 2020 was recognized as revenue during the three and nine months ended September 30, 2021 and 2020, respectively.
5. Fair Value
The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$37,854	$—	$—	$37,854
Total assets measured at fair value	$37,854	$—	$—	$37,854

	September 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$37,859	$—	$—	$37,859
Total assets measured at fair value	$37,859	$—	$—	$37,859
Liabilities
Earnout liabilities	$—	$—	$266,390	$266,390
Derivative warrant liabilities (Public Warrants)	23,320	—	—	23,320
Derivative warrant liabilities (Private Warrants)	—	—	10,974	10,974
Total liabilities measured at fair value	$23,320	$—	$277,364	$300,684

The following table provides a reconciliation of the beginning and ending balances for the level 3 financial liabilities measured at fair value using significant unobservable inputs (in thousands):

	Earnout Liabilities	Private Warrant Derivative Liability
Balance at December 31, 2020	$—	$—
Additions during the period	228,082	7,677
Change in fair value	71,318	3,297
Reclassification of earnout liability upon Triggering Events	(33,010)	—
Balance at September 30, 2021	$266,390	$10,974
Valuation of Earnout Liabilities
Upon the closing of the Merger, the Earnout Shares were accounted for as a liability because the triggering events that determine the number of shares to be earned included events that were not indexed to the common stock of the Company, with the change fair value recognized in Change in fair value of earnout liabilities in the condensed consolidated statement of operations.
The estimated fair value of the Earnout Shares was determined using a Monte Carlo simulation valuation model using the following assumptions at each valuation date:

	July 30, 2021	September 29, 2021	September 30, 2021
Stock price	$10.99	$13.59	$13.59
Risk-free interest rate	1.00%	1.29%	1.29%
Expected term (in years)	7.0	6.8	6.8
Expected volatility	57.20%	56.50%	56.50%
Dividend yield	—%	—%	—%
Current stock price: The stock price was based on the closing price as of the valuation date.
Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected seven-year term of the earnout period.
Expected term: The expected term is the seven-year term of the earnout period.
Expected volatility: The volatility rate was determined using an average of historical volatilities of selected industry peers deemed to be comparable to the Company’s business corresponding to the expected seven-year term of the awards.
Expected dividend yield: The expected dividend yield is zero as the Company currently has no history or expectation of declaring dividends in the foreseeable future.
Triggering Event I and Triggering Event II occurred on September 29, 2021 resulting in the vesting of 1,969,302 Sponsor Earnout Shares on September 29, 2021 and 17,540,964 Rover Earnout Shares being subsequently issued on October 6, 2021.
The estimated fair value of the earnout liability related to the Sponsor Earnout Shares was remeasured to $33.0 million on September 29, 2021, which included:
(i)$26.7 million related to the Sponsor Earnout Shares that vested upon the occurrence of Triggering Event I and Triggering Event II associated with the $12.00 and $14.00 volume-weighted Class A common stock average price (“VWAP”) per share thresholds as of September 29, 2021, and was recorded to additional paid-in capital on September 29, 2021 as such shares were issued and outstanding and thus the obligation was considered settled; and
(ii)$6.3 million related to the estimated fair value of the remaining 492,325 Sponsor Earnout Shares subject to vesting upon the occurrence of the Triggering Event III associated with the $16.00 VWAP per share threshold based on a Monte Carlo simulation valuation model as of September 29, 2021.
On September 29, 2021, the fair value of the remaining unvested Sponsor Earnout Shares was reclassified to equity because the Sponsor Earnout Shares became an instrument contingently issuable upon the occurrence of a triggering event into a fixed number of Class A common shares that is not based on an observable market price or index other than the Company’s own common stock price.
The estimated fair value of the earnout liability related to the Rover Earnout Shares was remeasured to $266.4 million on September 30, 2021, which included:
(i)$238.4 million related to the Rover Earnout Shares issuable upon the occurrence of Triggering Event I and Triggering Event II associated with the $12.00 and $14.00 VWAP per share thresholds as of September 30, 2021; and
(ii)$28.0 million related to the estimated fair value of the remaining 2,192,687 Rover Earnout Shares issuable upon the occurrence of the Triggering Event III associated with the $16.00 VWAP per share threshold based on a Monte Carlo simulation valuation model as of September 30, 2021.
The change in fair value of the earnout liability resulted in a loss of $71.3 million recognized in the condensed consolidated statement of operations for the three and nine months ended September 30, 2021. The 17,540,964 Rover Earnout Shares that vested upon the occurrence of Triggering Event I and Triggering Event II on September 29, 2021 will be recorded at fair value until issued on October 6, 2021, at which time the then current fair value will be reclassified to additional paid in capital.
Valuation of Private Warrant Derivative Liability
The Private Warrants were initially recorded as a liability on the Closing Date, at a fair value of $7.7 million and were remeasured to fair value as of September 30, 2021, resulting in a loss of $3.3 million for the three and nine months ended September 30, 2021, classified within Change in fair value of derivative warrant liabilities, in the condensed consolidated statements of operations.
The estimated fair value of the Private Warrants was determined using a Monte Carlo simulation valuation model using the following assumptions at each valuation date:

	July 30, 2021	September 30, 2021
Stock price	$10.99	$13.59
Risk-free interest rate	0.69%	0.94%
Expected term (in years)	5.0	4.8
Expected volatility	31.50%	36.50%
Dividend yield	—%	—%
Current stock price: The stock price was based on the closing price as of the valuation date.
Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected with the term of the warrant expiration.
Expected term: The expected term represents the period that the warrants are expected to be outstanding and is determined based on maturity of the warrants.

Expected volatility: The volatility rate was determined using the implied volatility of the Public Warrants to estimate the volatility for the Private Warrants.
Expected dividend yield: The expected dividend yield is zero as the Company currently has no history or expectation of declaring dividends in the foreseeable future.
The Company classifies financial instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable, either directly or indirectly. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented.
6. Balance Sheet Components
Property and Equipment, net
The following table presents the detail of property and equipment, net as follows (in thousands):

	December 31, 2020	September 30, 2021
Computers	$1,346	$1,632
Furniture and fixtures	3,906	3,857
Leasehold improvements	13,660	13,663
Internal-use software	20,850	22,081
Total property and equipment	39,762	41,233
Less: Accumulated depreciation and amortization	(14,839)	(19,281)
Total property and equipment, net	$24,923	$21,952
Depreciation and amortization of property and equipment was $1.0 million and $2.9 million for the three and nine months ended September 30, 2021, respectively, and $0.9 million and $2.7 million for the three and nine months ended September 30, 2020, respectively. Depreciation and amortization of property and equipment was recorded to depreciation and amortization in the condensed consolidated statements of operations. Internal-use software amortization was $1.7 million and $5.2 million for the three and nine months ended September 30, 2021, respectively, and $1.8 million and $5.6 million for the three and nine months ended September 30, 2020, respectively. Internal-use software amortization was recorded to cost of revenue (exclusive of depreciation and amortization shown separately) in the condensed consolidated statements of operations.
In April 2020, the Company accelerated the amortization of $2.6 million in internal-use software related to the Rover Now service which was discontinued and is recorded in cost of revenue (exclusive of depreciation and amortization shown separately) in the condensed consolidated statements of operations.

Accrued Expenses and Other Current Liabilities
The following table presents the detail of accrued expenses and other current liabilities as follows (in thousands):

	December 31, 2020	September 30, 2021
Accrued merchant fees	$172	$8
Income and other tax liabilities	185	1,012
Accrued legal expenses and open claims	382	1,017
Lease incentive, current	491	—
Accrued interest	259	14
Accrued professional services	872	540
Other current liabilities	386	238
Total accrued expenses and other current liabilities	$2,747	$2,829
7. Goodwill and Intangible Assets
Goodwill
The Company tests goodwill for impairment on an annual basis or sooner, if deemed necessary. No impairment of goodwill was recognized during any of the periods presented.
Intangible Assets
The gross book value and accumulated amortization of intangible assets were as follows (in thousands):

	December 31, 2020
	Gross Book Value	Accumulated Amortization	Net Book Value
Pet parent relationships	$16,290	$(9,117)	$7,173
Pet service provider relationships	2,000	(1,444)	556
Tradenames	950	(712)	238
Total	$19,240	$(11,273)	$7,967

	September 30, 2021
	Gross Book Value	Accumulated Amortization	Net Book Value
Pet parent relationships	$16,290	(11,181)	$5,109
Pet service provider relationships	2,000	(1,944)	56
Tradenames	950	(855)	95
Total	$19,240	$(13,980)	$5,260
The weighted average amortization period remaining as of September 30, 2021 for each class of intangible assets were as follows (in years):

Pet parent relationships	4.2
Pet service provider relationships	0.1
Tradenames	0.5
Amortization expense related to acquired intangible assets for the three and nine months ended September 30, 2021 was $0.9 million and $2.7 million, respectively, and $1.2 million and $4.2 million for the three and nine months ended September 30, 2020, respectively. The Company did not recognize any intangible asset impairment losses for any of the periods presented.
Based on amounts recorded at September 30, 2021, the Company estimates intangible asset amortization expense in each of the years ending December 31 as follows (in thousands):

Remainder of 2021	$792
2022	1,347
2023	814
2024	814
2025	814
Thereafter	679
Total	$5,260
8. Debt
In March 2020, the Company borrowed $11.4 million and $15.0 million under the variable rate revolving line of credit and variable rate growth capital advance components, respectively, of the credit facility, and $30.0 million under the subordinated credit facility.
In April 2020, the Company was approved for and received a $8.1 million loan from the Small Business Administration’s Paycheck Protection Program (“PPP”).
In August 2020, the Company repaid the outstanding balance of the revolving line of credit and the growth capital advance.
Upon closing of the Merger, the Company repaid in full the subordinated credit facility of $30.0 million and the PPP loan of $8.1 million. Additionally, in accordance with the subordinated credit facility, the Company made a final termination payment of $0.9 million and accelerated $0.4 million of unamortized debt issuance costs at the termination of the subordinated credit facility.
As of September 30, 2021, the Company had no debt outstanding and terminated its revolving line of credit.
Revolving Line of Credit
The Company renegotiated the credit facility during August 2020 to extend the maturity of the revolving line of credit to May 2022. Subject to the terms and conditions of the credit facility, the lender agreed to make revolving loans to the Company in an amount not to exceed $15.0 million during the term of the agreement. Interest accrued at the greater of (1) 4.50% and (2) the Prime Rate plus a margin of 0.50% per year (4.50% at September 30, 2021), unless certain milestones were achieved then interest accrued at the greater of (1) 4.00% and (2) the Prime Rate. Interest was payable monthly. The Company was required to pay an unused credit facility fee to the lender each quarter in an amount equal to 0.30% per year times the average unused portion of the revolving line. The Company borrowed and repaid $11.4 million on the revolving loan during the year ended December 31, 2020 and issued a $3.5 million letter of credit for the security deposit on its Seattle headquarters and Spokane office space, which reduced the amount available under the revolving line of credit. At September 30, 2021, the Company closed its revolving line of credit and retained an unsecured $3.5 million letter of credit for the security deposit on its Seattle headquarters and Spokane office space.
Growth Capital Advance
The Company renegotiated the credit facility during August 2020 to amend the growth capital advance component, including extending the maturity to June 2024. Subject to the terms and conditions of the credit facility, the lender agreed to make advances to the Company in three tranches not to exceed $5.0 million under each tranche, up to the total amount of $15.0 million during the draw period, which was available until June 30, 2021. During 2020, the Company drew on the $15.0 million growth capital advance and repaid the outstanding balance. At

September 30, 2021, no amounts were outstanding, and the Company can no longer borrow under the growth capital advance component of the credit facility.
Subordinated Credit Facility
The subordinated credit facility was a term loan advance. Subject to the terms and conditions of the subordinated credit facility, the lender agreed to make advances to the Company to the amount of $30.0 million during the draw period, which was available until June 30, 2020. After principal repayments, no term loan advance were able to be reborrowed. The term loan advance was interest only on a monthly basis. Outstanding principal and accrued interest were due at the maturity date. Interest accrued at the Prime Rate plus a margin of 4.25% per year (7.50% at September 30, 2021). In connection with securing the term loan advance, the Company incurred $269,000 in costs related to originating the debt which were initially capitalized as debt issuance costs. Once the term loan advance of $30.0 million was drawn down in March 2020, the costs were recorded as a debt discount and amortized to interest expense over the term of the term loan advance. Upon closing of the Merger, the Company repaid the full $30.0 million term loan advance, and accrued interest of $0.2 million. As of September 30, 2021, the Company no longer has the ability to make any future draws.
The Company had collateralized the credit facility and the subordinated credit facility with substantially all of its tangible and intangible assets. The credit facility included several affirmative and negative covenants, as well as financial covenants. Financial covenants included minimum liquidity and minimum net revenue amounts and were applicable if the Company’s overall liquidity, as renegotiated in March 2021, was less than or equal to $65.0 million at the end of a reporting period. If the Company defaulted under the terms of the credit facility, it would not be permitted to draw additional funds on the revolving line of credit and the lenders could accelerate the Company’s obligation to pay all outstanding amounts. The Company was in compliance with all of its financial covenants as of the date of its full repayment of the term loan advance upon the Closing of the Merger.
In conjunction with the credit facility and the subordinated credit facility, the Company issued warrants to the lenders to purchase the Company’s common stock.
Small Business Administration’s Paycheck Protection Program
In April 2020, the Company entered into the PPP Promissory Note and Agreement, pursuant to which it incurred $8.1 million aggregate principal amount of term borrowings. The PPP loan was made under, and was subject to the terms and conditions of, the PPP which was established under the Coronavirus Aid, Relief, and Economic Security Act and was administered by the U.S. Small Business Administration. The term of the PPP loan was two years with a maturity date of April 2022 and accrued interest at a rate of 1.00% per year. Interest was payable monthly. Payments of principal and interest on the PPP loan were deferred until August 2021. The PPP loan was eligible for forgiveness if the proceeds were used for qualified purposes within a specified period. Upon the Closing of the Merger, the Company repaid the PPP loan of $8.1 million and accrued interest of $0.1 million.
9. Commitments and Contingencies
Leases
The Company leases certain office space in Seattle and Spokane, Washington and Barcelona, Spain with the lease terms ranging from 21 to 137 months. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional 1 to 7 years. These renewal options have not been considered in the determination of the ROU assets and lease liabilities associated with these leases as the Company has determined it is not reasonably certain it will exercise such options.
In September 2018, the Company entered into a non-cancellable sublease agreement for a portion of one of its leased facilities that commenced on November 1, 2018. In February 2020, the Company amended the sublease to extend the term for an additional two years. Under the terms of the amended sublease agreement, the Company will receive an additional $1.4 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ends in October 2022.

In April 2021, the Company entered into a non-cancellable sublease agreement for a portion of one of its leased facilities that commenced on September 1, 2021. Under the terms of the sublease agreement, the Company will receive $1.7 million in base lease payments plus reimbursement of certain operating expenses over the term of the sublease, which ends in August 2024. The subtenant has the option to renew the sublease for one additional year.
The components of lease cost were as follows (in thousands):

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021
Operating lease cost	$1,046	$3,011
Short-term lease cost	19	138
Sublease income	(304)	(649)
Total lease cost	$761	$2,500
Other information related to leases was as follows (in thousands):

Nine Months Ended September 30, 2021
Cash paid for operating lease liabilities	$3,159
Lease term and discount rate were as follows:

As of September 30, 2021
Weighted-average discount rate	7.12%
Weighted-average remaining lease term (years)	7.88
Maturities of lease liabilities were as follows as of September 30, 2021 (in thousands):

Year Ending December 31	Amounts
Remainder of 2021	$1,156
2022	4,669
2023	4,700
2024	4,563
2025	4,693
Thereafter	18,209
Total lease payments	37,990
Less: imputed interest	(9,331)
Present value of lease liabilities	28,659
Less: current portion of lease liabilities	(2,726)
Total lease liabilities, noncurrent	$25,933

Under ASC Topic 840, Leases, contractual commitments related to operating leases were as follows as of December 31, 2020 (in thousands):

Year Ending December 31	Amounts
2021	$4,356
2022	4,303
2023	4,433
2024	4,563
2025	4,693
Thereafter	18,209
Total	$40,557
Net rent expense was $1.0 million and $2.8 million for the three and nine months ended September 30, 2020, respectively. Net rent expense includes sublease income of $0.2 million and $0.6 million for the three and nine months ended September 30, 2020, respectively.
Guarantees and Indemnification
In the ordinary course of business to facilitate sales of its services, the Company has entered into agreements with, among others, suppliers, and partners that include guarantees or indemnity provisions. The Company also enters into indemnification agreements with its officers and directors, and the Company’s certificate of incorporation and bylaws include similar indemnification obligations to its officers and directors. To date, there have been no claims under any indemnification provisions, therefore there is no accrual of such amounts for any of the periods presented. The Company is unable to determine the maximum potential impact of these indemnifications on the condensed consolidated financial statements and maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid.
Litigation and Other
From time to time, the Company may be a party to litigation and subject to claims incurred in the ordinary course of business, including personal injury and indemnification claims, intellectual property claims, labor and employment claims, threatened claims, breach of contract claims, and other matters. The Company accrues a liability when management believes information available prior to the issuance of the condensed consolidated financial statements indicates it is probable a loss has been incurred as of the date of the condensed consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although the results of litigation and claims are inherently unpredictable, management concluded that there was not a reasonable possibility that it had incurred a material loss during the periods presented related to such loss contingencies. Therefore, the Company has not recorded a reserve for any contingencies.
Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the condensed consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying condensed consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying condensed consolidated balance sheets.
In addition, the Company may also find itself at greater risk to outside party claims or regulatory actions as it increases and continues its operations in jurisdictions where the laws with respect to the potential liability of online marketplaces or the employment classification of service providers who use online marketplaces are uncertain, unfavorable or unclear.

Additionally, from time to time, the Company may become subject to audit by taxing authorities or subject to other forms of inspection or audit. Due to the uncertainties inherent in the final outcome of such matters, the Company can give no assurance that it will prevail in such matters which could have an adverse effect on the Company’s business. As of September 30, 2021 and December 31, 2020 the Company was not aware of any currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its condensed consolidated financial statements.
10. Stockholders’ Equity
Common Stock
On August 2, 2021, the Company’s Class A common stock and Public Warrants began trading on the Nasdaq Global Select Market under the ticker symbols “ROVR” and “ROVW,” respectively. Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 990,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of September 30, 2021, the Company had 157.6 million shares of Class A common stock issued and outstanding.
Prior to the Merger, Legacy Rover had outstanding shares of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series G redeemable convertible preferred stock. Upon the Closing, each share of Legacy Rover redeemable convertible preferred stock was converted to one share of Legacy Rover common stock. Holders of the outstanding Legacy Rover common stock received shares of the Company’s Class A common stock in an amount determined by application of the Exchange Ratio, as discussed in Note 3—Reverse Recapitalization.
The Company had reserved shares of Class A common stock for issuance, on an as-converted basis, as follows (in thousands):

	December 31, 2020	September 30, 2021
Conversion of redeemable convertible preferred stock	90,814	—
Common stock warrants outstanding	1,118	—
Private Warrants	—	2,574
Public Warrants	—	5,500
Rover Earnout Shares	—	19,734
Sponsor Earnout Shares	—	492
Stock options issued and outstanding	24,700	19,955
Shares available for future equity grants	5,199	17,258
Total	121,831	65,513
Preferred Stock
Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 10,000,000 shares of preferred stock having a par value of $0.0001 per share. The Company’s board of directors has the authority to issue preferred stock and to determine the rights, preferences, privileges, and restrictions, including voting rights, of those shares. As of September 30, 2021, no shares of preferred stock were issued and outstanding.
The Company had outstanding redeemable convertible preferred stock as of December 31, 2020 as follows (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Net Carrying Value	Liquidation Preference
Series A	8,710	9,040	$0.4478	$3,325	$4,048
Series B	14,104	14,639	0.6528	9,397	9,556
Series C	12,431	12,903	1.1238	14,596	14,500
Series D	7,677	7,968	2.0080	14,036	16,000
Series D-1	3,359	3,486	2.0078	6,981	7,000
Series E	11,021	11,439	3.4969	39,906	40,000
Series F	11,772	12,218	5.3199	64,833	65,000
Series G	18,537	19,121	$7.2536	137,353	138,698
Total	87,611	90,814		$290,427	$294,802
As of September 30, 2021 all redeemable convertible preferred stock had been converted to Class A common stock of the Company.
Dividend
Class A common stock is entitled to dividends when and if declared by the Company’s board of directors, subject to the rights of all classes of stock outstanding having priority rights to dividends. The Company has not paid any cash dividends on common stock to date. The Company may retain future earnings, if any, for the further development and expansion of its business and has no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the Company’s board of directors may deem relevant.
11. Stock Warrants
Public and Private Warrants
Prior to the Merger, Caravel issued 5,166,667 Private Warrants and 5,500,000 Public Warrants. Upon the Closing of the Merger, 2,592,503 Private Warrants were forfeited. Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustments. The Warrants become exercisable on December 11, 2021 and terminate five years after the Closing.
Once the Public Warrants become exercisable, the Company may redeem the outstanding warrants, in whole and not in part, upon a minimum of 30 days’ prior written notice of redemption (“Redemption Period”).
The Company may redeem the outstanding Public Warrants for cash at a price of $0.01 per warrant if the Reference Value equals or exceeds $18.00 per share. The warrant holders have the right to exercise their outstanding warrants prior to the scheduled redemption date during the Redemption Period at $11.50 per share. If the Company calls the Public Warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement. For purposes of the redemption, “Reference Value” shall mean the last reported sales price of the Company’s Class A common stock for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.
The Private Warrants are identical to the Public Warrants except that the Private Warrants are not transferable, assignable or salable until 30 days after the completion of the Merger, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees then such warrants will be redeemable by the Company and exercisable by the warrant holders on the same basis as the Public Warrants.

On September 14, 2021, the Company filed a Registration Statement on Form S-1. This Registration Statement relates to, among other things, the registration of the offer and sale of the Private Warrants and the issuance of an aggregate of up to 8,074,164 shares of Class A common stock underlying the Warrants. As of September 30, 2021, there were 8,074,164 Warrants outstanding, and no Warrants had been exercised.
Other Common Stock Warrants
Legacy Rover also issued common stock warrants to various service providers, lenders, and investors, at various points in time, which were subsequently converted to common stock warrants of the Company. Upon consummation of the Merger, each Legacy Rover warrant that was outstanding was assumed by Caravel and converted into a common stock warrant exercisable for Class A common stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Legacy Rover capital stock subject to the Legacy Rover warrant immediately prior to the Merger multiplied by (2) the Exchange Ratio. Such warrants have a per share exercise price equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Legacy Rover capital stock subject to the Legacy Rover warrant immediately prior to the Merger by (2) the Exchange Ratio, and, except as specifically provided in the Merger Agreement, each warrant continues to be governed by the same terms and conditions (including vesting and exercise terms) as were applicable to the corresponding former Legacy Rover warrant immediately prior to the Merger.
Upon the Closing of the Merger, warrants to purchase 631,000 shares of common stock were net exercised resulting in the issuance of 448,000 shares of Class A common stock.
As of September 30, 2021, there were no other common stock warrants outstanding.
12. Stock-Based Compensation
2011 Equity Incentive Plan
Legacy Rover’s 2011 Equity Incentive Plan (the “2011 Plan’’) allowed Legacy Rover to grant incentive and non-qualified stock options, restricted stock and other stock-based awards to employees, non-employees, and directors of Legacy Rover. In connection with the Closing of the Merger, the 2011 Plan was terminated, the remaining unallocated share reserve under the 2011 Plan was cancelled and no new awards will be granted under the 2011 Plan.
2021 Equity Incentive Plan
In connection with the Closing of the Merger, the Company adopted the 2021 Equity Incentive Plan (the “2021 Plan”) under which 17.2 million shares of Class A common stock were initially reserved for issuance, plus up to 20.4 million shares subject to stock options that were assumed in the Merger and expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest. The 2021 Plan permits the grant of incentive and non-qualified stock options, restricted stock, restricted stock units and other stock-based awards to employees, directors, and consultants of the Company. As of September 30, 2021, the Company had 17.3 million shares of Class A common stock reserved for future issuance under the 2021 Plan, which includes shares subject to stock options that were assumed in the Merger that expired or otherwise terminated without having been exercised in full or were forfeited due to failure to vest.
Upon the Closing, each option to purchase shares of Legacy Rover common stock that was outstanding, whether vested or unvested, was automatically converted into an option to purchase shares of the Company’s Class A common stock with the same terms except for the number of shares exercisable and the exercise price, using the exchange ratio of 1.2006 (“Option Exchange Ratio”). For periods prior to the Merger, the number of options and per share amounts have been retroactively converted by applying the Option Exchange Ratio.

Stock Options
A summary of stock option activity is as follows (in thousands, except per share amounts and years):

	Options Available for Grant	Number of Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balances as of December 31, 2020	4,330	20,574	$1.74	6.4	$83,570
Retroactive application of reverse recapitalization	869	4,126
Balance as of December 31, 2020, as converted	5,199	24,700	$1.45	6.4	$83,570
Options authorized	17,200
Options exercised	—	(2,881)	1.08
Options cancelled in connection with termination of 2011 Plan	(7,005)
Options cancelled and forfeited	1,864	(1,864)	2.68
Balances as of September 30, 2021	17,258	19,955	$1.53	6.1	$240,692
Options vested and exercisable – September 30, 2021		15,369	$1.36	5.5	$187,904
The weighted-average grant-date fair value of options granted during the three and nine months ended September 30, 2020 was $0.21 and $0.49, respectively. There were no options granted during the nine months ended September 30, 2021.
The aggregate intrinsic value of stock options exercised during the three and nine months ended September 30, 2021 was $14.5 million and $19.9 million, respectively, and was $0.2 million and $0.7 million during the three and nine months ended September 30, 2020, respectively.
The fair value of options vested during the three and nine months ended September 30, 2021 was $0.9 million and $2.9 million, respectively, and was $1.2 million and $4.0 million during the three and nine months ended September 30, 2020, respectively.
Stock-Based Compensation
The following table summarizes stock-based compensation expense recorded in each component of operating expenses in the Company’s condensed consolidated statements of operations for the presented periods (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Operations and support	$100	$43	$261	$144
Marketing	123	71	348	238
Product development	510	287	1,459	981
General and administrative	1,056	593	2,200	1,779
Total stock-based compensation expense	$1,789	$994	$4,268	$3,142
No income tax benefit related to stock-based compensation was recorded during the three and nine months ended September 30, 2021 and 2020 as the Company maintained a full valuation allowance against its net deferred tax assets within the United States.

As of September 30, 2021, total unrecognized compensation cost related to unvested stock options was $5.3 million, which was expected to be recognized over a weighted average remaining service period of 1.9 years.
Stock Option Modification
During the year ended December 31, 2020, the Company experienced significant disruption to its business as a result of the rapid development of COVID-19 and the corresponding reduction in the demand for its marketplace services. In response to the impact of COVID-19, the Company implemented a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company amended the terms of stock options previously awarded to impacted employees. For employees who were terminated as part of the restructuring, the Company allowed pro-rata vesting of pre-cliff awards up to the termination date that would have otherwise been forfeited upon termination and extended the exercise period of vested stock options from 90 days to three years from the termination date. For employees who remained employed after the restructuring, the stock options were modified based on the fair value of the Company’s common stock as determined by the board of directors.
In April 2020, the Company modified options to exercise 3,100,000 shares held by terminated employees. The Company reversed the previously recognized expense for pre-cliff awards, recorded the incremental expense based on the modification-date fair value of awards that became vested under the pro-rata acceleration, and recorded any excess between the fair value of the vested awards immediately prior to and after the modification. The Company immediately recognized net incremental expense of $0.3 million related to these options.
In July 2020, the Company modified options to exercise 6,800,000 shares held by then-current employees. The Company repriced options held by current employees with an exercise price greater than $1.99 per share. As part of the repricing, the original options were canceled and new options were granted with an exercise of $1.99 per share and a remaining contractual term of ten years. The new options were subject to the same service-based vesting schedule as the original options. The repricing was recorded as a stock option modification whereby the incremental fair value of each option was determined at the date of the modification and $0.4 million was immediately recognized related to vested options. During the three and nine months ended September 30, 2021, the Company recognized total stock-based compensation expense of $0.1 million and $0.3 million related to these repriced options, respectively. For the three and nine ended September 30, 2020, the Company recognized total stock-based compensation expense of $0.5 million related to these repriced options. As of September 30, 2021, there was remaining incremental fair value of $0.4 million which will be recognized over the remaining requisite service period.
13. Income Taxes
The Company’s tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items in the related period. The effective tax rate for the three months ended September 30, 2021 and 2020 was 0.0% and 0.7%, respectively, and 0.3% and 0.2% for the nine months ended September 30, 2021 and 2020, respectively. The change in effective tax rate is primarily due to a discrete item in the second quarter of 2021 related to the enacted tax law change which increased the general United Kingdom tax rate from 19.0% to 25.0%, effective April 1, 2023 and the effect of U.S. losses being excluded from the Company’s estimated annual effective tax rate due to recording a full valuation allowance on the U.S. deferred tax assets.
During the three and nine months ended September 30, 2021, the amount of gross unrecognized tax benefits increased by $5 thousand and $12 thousand, respectively, of which all, if recognized, would not affect the effective tax rate as these unrecognized tax benefits would increase deferred tax assets that would be subject to a full valuation allowance.

14. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per common share attributable to common stockholders (in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Numerator:
Net loss	$(10,359)	$(84,536)	$(48,983)	$(97,933)
Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	30,008	116,597	29,834	59,825
Net loss per common share - basic and diluted	$(0.35)	$(0.73)	$(1.64)	$(1.64)
As a result of the Merger, the weighted-average number of shares of Class A common stock used in the calculation of net loss per share have been retroactively converted by applying the Exchange Ratio.
The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented as the effect would have been anti-dilutive (in thousands):

	September 30,
	2020	2021
Redeemable convertible preferred stock	90,814	—
Outstanding stock options	25,481	19,955
Outstanding common stock warrants	1,118	—
Private Warrants	—	2,574
Public Warrants	—	5,500
Sponsor Earnout Shares	—	492
Total	117,413	28,521
The 2,192,687 remaining unvested Rover Earnout Shares are excluded from basic and diluted net loss per share as such shares are contingently issuable until the share price of the Company’s common stock exceeds specified thresholds that have not been achieved as of September 30, 2021.
15. Restructuring
In response to the impact of COVID-19, the Company implemented a restructuring plan in April 2020 whereby approximately 50% of employees were terminated or placed on standby. In connection with this restructuring, the Company incurred total severance-related and legal costs of $3.8 million, as well as modified the terms of stock options previously awarded to impacted employees (see Note 12—Stock-Based Compensation). As of September 30, 2021 and December 31, 2020, there was no remaining liability for restructuring-related costs.
The following table summarizes restructuring charges recorded in each component of costs and expenses in the Company’s condensed consolidated statements of operations (in thousands):

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Operations and support	$174	$795
Marketing	84	592
Product development	138	1,741
General and administrative	116	623
Total restructuring charges	$512	$3,751
There were no restructuring charges recorded in costs and expenses in the Company’s condensed consolidated statements of operations for the three and nine months ended September 30, 2021.
16. Subsequent Events
On November 2, 2021, the Compensation Committee of the Company’s board of directors approved grants of an aggregate 2,827,495 restricted stock units (“RSUs”) under the 2021 Plan to executive officers and employees of the Company. On the same date, the Company’s board of directors (the “Board”) approved grants of an aggregate 115,311 RSUs under the 2021 Plan to non-employee directors that qualify as “Outside Directors” under the Company’s Outside Director Compensation Policy.

6,000,000 Shares
Rover Group, Inc.
Class A Common Stock

PROSPECTUS

Morgan Stanley	Goldman Sachs & Co. LLC	J.P. Morgan
Stifel	William Blair	Canaccord Genuity